As filed with the Securities and Exchange Commission on October 26, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

____________________________________

Chicago Atlantic Real Estate Finance, Inc.

(Exact name of registrant as specified in its charter)

____________________________________

Chicago Atlantic Real Estate Finance, Inc.
420 North Wabash Avenue, Suite 500
Chicago, IL 60611
(312) 809-7002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________________

Anthony Cappell
Chief Executive Officer
Chicago Atlantic Real Estate Finance, Inc.
420 North Wabash Avenue, Suite 500
Chicago, IL 60611
(312) 809-7002

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Owen J. Pinkerton, Esq. Daniel R. McKeithen, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, N.W. Washington, DC 20001 (202) 383-0262	Christopher Bellini, Esq. Seth Popick, Esq. Cozen O’Connor P.C. 33 South 6th Street, Suite 3800 Minneapolis, Minnesota 55402 (612) 260-9000

____________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.01 par value per share	$129,375,000	$11,993.07

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(1)      Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)      Includes the aggregate offering price of additional shares that the underwriters may purchase under their over-allotment option.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to Completion)	Dated October 26, 2021

Shares

Chicago Atlantic Real Estate Finance, Inc.

Common Stock

Chicago Atlantic Real Estate Finance, Inc. (the “Company,” “we,” “us,” or “our”), is a newly formed commercial real estate finance company. Our primary investment objective is to provide attractive risk-adjusted returns for stockholders over time primarily through consistent current income dividends and other distributions and secondarily through capital appreciation. We intend to achieve this objective by originating, structuring and investing in first mortgage loans and alternative structured financings secured by commercial real estate properties. There is no assurance that we will achieve our investment objective.

Our current portfolio is comprised primarily of first mortgage loans to state-licensed operators in the cannabis industry. We expect cannabis lending will continue to be a principal investment strategy for the foreseeable future; however, we expect to also lend to or invest in companies or properties that are not related to the cannabis industry if they provide return characteristics consistent with our investment objective. We are externally managed by Chicago Atlantic REIT Manager, LLC (our “Manager”), a subsidiary of Chicago Atlantic Group, LLC (our “Sponsor”).

We are offering              shares of our common stock, or approximately             % of our common stock upon completion of this offering (or             % if the underwriters exercise their option to purchase additional shares in full). This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “REFI”.

We intend to elect to be treated as a real estate investment trust, or “REIT”, for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2021. To assist us in qualifying as a REIT, among other purposes, our charter contains restrictions relating to the ownership and transfer of our common stock including, subject to certain exceptions, a 9.8% limit, in value or by number of shares, whichever is more restrictive, on the ownership of shares of our common stock, and a 9.8% limit, in value, on the ownership of shares of all classes or series of our stock.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 22 of this prospectus. The most significant risks relating to your investment in our common stock include the following:

•        We were recently formed and have limited operating history, and may not be able to successfully operate our business, find suitable investments or generate sufficient revenue to make or sustain distributions to our stockholders.

•        Our loans and investments expose us to risks similar to and associated with debt-oriented real estate investments generally.

•        Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us.

•        We provide loans to established companies operating in the cannabis industry which involves significant risks, including the risk to our business of strict enforcement against our borrowers of the federal illegality of cannabis, and the lack of liquidity of such loans, and we could lose all or part of any of our loans.

Concurrent with the closing of this offering, we expect to sell an aggregate of approximately            shares of our common stock at the public offering price per share in a private placement to Mr. Mazarakis, our Executive Chairman, Mr. Cappell, our Chief Executive Officer, and Dr. Bodmeier, our Co-President. No underwriting discounts or commissions will be paid in respect of these shares. In addition, the underwriters will reserve up to            shares from this offering for sale, at the initial public offering price, through a directed share program to certain of our directors, officers, employees, business associates and other persons with whom we have a relationship.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

____________

(1)       See “Underwriting” for additional disclosure regarding of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional              shares of common stock on the terms and conditions set forth above within 30 days after the date of this prospectus solely to cover overallotments, if any.

The underwriters expect to deliver the shares of common stock on or about             , 2021.

JMP Securities               Compass Point              Oppenheimer & Co.

Lake Street	East West Markets

          , 2021

Through and including         , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with any other information, and we take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the shares only under circumstances and in jurisdictions where offers and sales are permitted and we are not making an offer to sell, or seeking offers to buy, the shares under any circumstances or in any jurisdiction in which the person making such offer, solicitation or sale is not qualified to do so or to anyone to whom it is unlawful to make an offer, solicitation or sale. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or any sale of the shares. Our business, financial condition, results of operations and growth prospects may have changed since that date.

ROUNDING

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

MARKET AND INDUSTRY DATA

We use market data and industry forecasts and projections throughout this prospectus, and in particular in “Prospectus Summary” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications. Industry forecasts are based on industry surveys and the preparer’s expertise in the industry and there can be no assurance that any of the industry forecasts will be achieved. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. None of such data and forecasts was prepared specifically for us. No third-party source that has prepared such information has reviewed or passed upon our use of the information in this prospectus, and no third-party source is quoted or summarized in this prospectus as an expert. We believe these data are reliable, but we have not independently verified the accuracy of this information. Because the cannabis industry is relatively new and rapidly evolving, such market and industry data may be subject to significant change in a relatively short time period. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

NON-GAAP METRICS

This prospectus contains “non-GAAP financial measures” within the meaning of Regulation G promulgated by the SEC. Non-GAAP financial measures are financial measures that are not presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and this prospectus therefore includes a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP.

We use certain non-GAAP financial measures, some of which are included in this prospectus, both to explain our results to stockholders and the investment community and in the internal evaluation and management of our businesses. Our management believes that these non-GAAP financial measures and the information they provide are useful to investors since these measures permit investors and stockholders to assess the overall performance of our business using the same tools that our management uses to evaluate our past performance and prospects for future performance.

While we believe that these non-GAAP financial measures are useful in evaluating our performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unless the context otherwise requires, the terms “Company,” “we,” “us” or “our” in this prospectus refer to Chicago Atlantic Real Estate Finance, Inc. and the terms “shares” or “common stock” refer to shares of our common stock, $0.01 par value per share.

Overview

We are a newly-formed commercial real estate finance company. Our primary investment objective is to provide attractive, risk-adjusted returns for stockholders over time primarily through consistent current income dividends and other distributions and secondarily through capital appreciation. We intend to achieve this objective by originating, structuring and investing in first mortgage loans and alternative structured financings secured by commercial real estate properties. Our current portfolio is comprised primarily of senior loans to state-licensed operators in the cannabis industry, secured by real estate, equipment, receivables, licenses or other assets of the borrowers to the extent permitted by applicable laws and regulations governing such borrowers. We intend to grow the size of our portfolio by continuing the track record of our business and the business conducted by our Manager and its affiliates by making loans to leading operators and property owners in the cannabis industry.

We believe that cannabis operators’ limited access to traditional bank and non-bank financing has provided attractive opportunities for us to make loans to companies that exhibit strong fundamentals but require more customized financing structures and loan products than regulated financial institutions can provide in the current regulatory environment. We believe that continued state-level legalization of cannabis for medical and adult use creates an increased loan demand by companies operating in the cannabis industry and property owners leasing to cannabis tenants. Furthermore, we believe we are differentiated from our competitors because we seek to target operators and facilities that exhibit relatively lower-risk characteristics, which we believe include generally limiting exposure to ground-up construction, lending to cannabis operators with operational and/or profitable facilities, diversification of geographies and distribution channels, among other factors. We expect cannabis lending will continue to be a principal investment strategy for the foreseeable future; however, we expect to also lend to or invest in companies or properties that are not related to the cannabis industry if they provide return characteristics consistent with our investment objective. From time to time, we may also invest in mezzanine loans, preferred equity or other forms of joint venture equity to the extent consistent with our exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and maintaining our qualification as a real estate investment trust (“REIT”). We may enter into credit agreements with borrowers that permit them to incur debt that ranks equally with, or senior to, the loans we extend to such companies under such credit agreements. As of September 30, 2021, our portfolio includes one loan that is subordinate to a first mortgage that comprises approximately 10.8% of our total assets as of such date. There is no assurance that we will achieve our investment objective.

We are externally managed by Chicago Atlantic REIT Manager, LLC (our “Manager”). Our Manager’s Investment Committee, which is comprised of John Mazarakis, Anthony Cappell, Dr. Andreas Bodmeier, and Peter Sack, advises and consults with our Manager and its investment professionals with respect to our investment strategy, portfolio construction, financing and investment guidelines and risk management and approves all of our investments. The investment professionals of our Manager have over 100 years of combined experience in private credit, real estate lending, retail, real estate acquisitions and development, investment advice, risk management, and consulting. Collectively, the investment professionals have originated, underwritten, structured, documented, managed, or syndicated over $8.0 billion in credit and real estate transactions, which includes loans to cannabis operators, loans to companies engaged in activities unrelated to cannabis, as well as commercial real estate loans. The depth and breadth of the management and investment team allows our Manager to address all facets of our operations.

Our Manager and its affiliates seek to originate real estate loans between $5 million and $200 million, generally with one- to five-year terms and amortization when terms exceed three years. We generally act as co-lenders in such transactions and intend to hold up to $30 million of the aggregate loan amount, with the remainder to be held by affiliates or third party co-investors. We may revise such concentration limits from time to time as our loan portfolio grows. Other investment vehicles managed by our Manager or affiliates of our Manager may co-invest with us or hold positions in a loan where we have also invested, including by means of splitting commitments, participating in loans or other means of syndicating loans. We will not engage in a co-investment transaction with an affiliate where the affiliate has a senior position to the loan held by us. To the extent that an affiliate provides financing to one of our borrowers, such loans will be working capital loans or loans that are subordinate to our loans. We may also serve as co-lenders in loans originated by third parties and, in the future, we may also acquire loans or loan participations. Loans that have a one to two year maturity are generally interest only loans.

Our loans are secured by real estate and, in addition, when lending to owner-operators in the cannabis industry, other collateral, such as equipment, receivables, licenses or other assets of the borrowers to the extent permitted by applicable laws and regulations. In addition, we seek to impose strict loan covenants and seek personal or corporate guarantees for additional protection. As of September 30, 2021, 33.3% of the loans held in our portfolio are backed by personal or corporate guarantees. We aim to maintain cannabis-related loans held by us to be diversified across jurisdictions and across verticals, including cultivators, processors, dispensaries, as well as ancillary businesses. In addition, we may invest in borrowers that have equity securities that are publicly traded on the Canadian Stock Exchange (“CSE”) in Canada and/or over-the-counter in the United States.

As of September 30, 2021, our portfolio, which is comprised primarily of first mortgages to established multi-state or single-state cannabis operators or property owners, is secured by real estate, on average, 1.8 times our aggregate funded principal amount of such loans. We consider cannabis operators to be established if they are state-licensed and are deemed to be operational by the applicable state regulator. We do not own any stock, warrants to purchase stock or other forms of equity in any of our portfolio companies that are involved in the cannabis industry, and we will not take stock, warrants or equity in such issuers until permitted by applicable laws and regulations, including U.S. federal laws and regulations.

As of October 22, 2021, our Sponsor and its affiliates, through affiliated private funds and co-investors, had originated and closed 28 loans totalling approximately $556.1 million to companies operating in the cannabis industry, had approximately $284.8 million of loans outstanding and were committed to fund approximately $99.3 million in additional loans under commitments from existing credit facilities (subject to customary closing conditions), with approximately $87 million of potential loans under executed non-binding term sheets in various stages of underwriting and loan documentation.

As of October 22, 2021, the members of our Manager’s Investment Committee had reviewed over 500 cannabis loan opportunities, of which 28 loans have been funded, and, as of October 22, 2021, were evaluating 38 loan opportunities representing potential total loan commitments of approximately $918.6 million. We believe our relationship with our Manager benefits us by providing access to a robust pipeline of potentially actionable opportunities, an extensive relationship network of cannabis industry operators and other real estate loan opportunities and significant back-office personnel to assist in the origination and management of loans.

We are an externally managed Maryland corporation that intends to elect and qualify to be taxed as a REIT under Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2021. We believe that our proposed method of operation will enable us to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on us continuing to satisfy numerous asset, income and distribution tests described under “U.S. Federal Income Tax Considerations — Taxation,” which in turn depend, in part, on our operating results. We also intend to operate our business in a manner that will permit us and our subsidiaries to maintain one or more exclusions or exemptions from registration under the Investment Company Act.

Formation Transactions

We were formed on March 30, 2021 as a Maryland corporation. Following our formation, Chicago Atlantic Fund, LLC and Chicago Atlantic Fund QP, LLC, each of which is a Delaware limited liability company managed by an affiliate of our Manager, transferred to us all of their respective interests in five senior secured loans with a combined amortized cost, plus payment-in-kind interest and accrued interest thereon, of approximately $9.9 million in exchange for 635,194 shares of our common stock.

From April 15, 2021 to September 30, 2021, we acquired loans at amortized cost of $15,115,029 from affiliates of the Manager in exchange for issuance of 971,443 shares of our common stock, as well as cash contributions of $92,517,500 to fund loans in exchange for 5,946,100 shares of our common stock.

On May 1, 2021, we acquired 100% of a wholly owned financing subsidiary from an affiliate of our Manager in exchange for the issuance of 481,259 shares of our common stock. The subsidiary is consolidated into our consolidated financial statements, and the loans held by the subsidiary are valued at amortized cost, which was $10.8 million as of September 30, 2021.

Our Competitive Strengths

We expect demand for financing in the cannabis market to continue to rise due to recent and future state legalization of cannabis for recreational and medical use, while federal prohibition on cannabis use and commercialization hampers certain commercial and financial activities. We believe we are well positioned to maintain and expand our position as a credible source of financing for cannabis industry operators and other property owners with the goal of becoming the lender of choice to leading cannabis industry operators, due to the following factors:

Leading Cannabis Lending Platform.    Our Sponsor and affiliates have originated and closed 28 loans totalling approximately $556.1 million to companies operating in the cannabis industry, making their first loan to a cannabis operator in April 2019. We believe we are a leading capital provider in the cannabis ecosystem with the requisite domain expertise, deep relationships, nimble execution capabilities, stringent underwriting standards, and strong risk analytics to become the lender of choice in the industry. We believe our broad network of deep relationships allows us to originate a substantial number loans that are not broadly marketed. We believe we are differentiated from our competitors because we seek to target operators and facilities that exhibit relatively lower-risk characteristics, which we believe include generally limiting exposure to ground-up construction, lending to cannabis operators with operational and profitable facilities, diversification of geographies and distribution channels, among other factors.

Sizable Initial Portfolio with Compelling Risk-Adjusted Returns and Strong Collateral.    We believe our current portfolio investments have attractive risk-adjusted returns. The yield-to-maturity internal rates of return (“YTM IRR”) on our loans is on average 16.8% and ranges from 10% to 20% through coupons, original issue discount (“OID”), unused fees, and exit fees. Our loans are primarily secured by real property and certain personal property, including licenses, equipment, and other assets to the extent permitted by applicable laws and the regulations governing our borrowers. As of September 30, 2021, our portfolio of loans had real estate collateral coverage, based on either comparable cost or appraised value of the real estate collateral as is, of approximately 1.8 times our aggregate funded principal amount of such loans.

Disciplined, “Credit-First” Underwriting Process.    We have developed a systematic underwriting process that applies a consistent approach to credit review and approval, with a focus on evaluating credit first and then appropriately assessing the risk-reward profile of each loan. We subject all of our potential loans and operators to rigorous underwriting criteria. Our assessment of credit is paramount, as we seek to minimize potential credit losses through effective due diligence, structuring, and covenant design. We seek to customize each transaction structure and financial and operational covenants to reflect risks identified through the underwriting and due diligence process with the goal of maximizing risk-adjusted returns. Our Manager’s investment professionals have extensive experience with and the ability to execute on innovative financing solutions that meet the needs of cannabis operators. We also seek to actively supplement our origination and credit underwriting activities through site visits and consistent dialogue with operators and outside capital partners, if any.

Our Team’s Track Record in Identifying Market Inefficiencies.    Members of our Manager’s Investment Committee have had successful careers in private credit, real estate lending, acquisitions, and development, consumer retail, investments, risk management, and consulting. We believe that our willingness and ability to invest and lend in market niches encumbered by regulatory uncertainty, where constrained or less nimble market participants are absent, offers us a distinct advantage. We believe our focus on identifying opportunities in such markets provides for commensurate returns relative to risk. Our relentless pursuit of all relevant information in connection with each transaction is a discrete focus of our investment team. We believe by carefully assessing specific challenges and because we possess the ability to understand and quantify the risks involved, we are able to effectively capitalize on market inefficiencies. We believe these types of assets provide an attractive, and often overlooked, investment opportunity.

Nimble Execution.    We believe we have nimble execution capabilities, with the ability to redeploy capital more quickly than the typical REIT land ownership models because we offer shorter terms on our loans than typical equity REITs. Our current portfolio has an average maturity of 2.3 years with significant prepayment protections, whereas we believe that certain competitors with typical equity REIT land ownership models have long-term leases averaging approximately 16 years. The duration of our loans, as compared to the length of leases usually employed by equity REITs, allows us to redeploy our capital with more flexibility as market changes occur instead of being locked in for longer periods of time. This model also allows our borrowers to retain control of their real estate assets, which is important to their businesses and allows for more flexibility regarding their capital structure.

Underwriting and Investment Process

Our Manager’s investment process is a crucial tool in achieving our investment objective. We have built what we believe to be a disciplined, repeatable, and scalable investment process to identify, underwrite, structure, and monitor high-quality loan investments. Investment opportunities are identified, screened, underwritten, documented, approved and monitored in the process outlined below. The members of our Manager’s Investment Committee lead this process.

Origination relies on long-established relationships with professional referral sources and previous borrowers, modern direct and digital marketing, traditional sales and industry conferences.

Underwriting relies on gathering information on the borrower and industry, structuring financial and operational covenants, credit enhancements to enable us to closely monitor the borrower as well as plan exit strategies that enable us to recover principal in the event of a default. To date, there have been no payment defaults in our portfolio.

•        Pre-Screening.    The Manager’s Investment Committee selects investment opportunities based on a macro and micro approach, evaluating borrower location and market characteristics, collateral coverage and quality, cash flow metrics, management experience, operational performance metrics, its risk/return characteristics, as well as its position within the existing or targeted portfolio as a whole.

•        Interim Approval.    The Manager’s Investment Committee reviews the pre-screen and determine if a term sheet should be issued under the recommended structure or if any changes should be made to structure or pricing to enable the term sheet to be issued.

•        Term Sheet Issuance.    Following Interim Approval by the Manager’s Investment Committee, a term sheet is issued and negotiated with the prospective borrower (in conjunction with the review and approval of any such updates to the term sheet by the Manager’s Investment Committee). Upon the prospective borrower signing a term sheet, the borrower typically pays for due diligence expenses with a due diligence deposit in order to start pre-loan work.

•        Due Diligence.    Due diligence activities may include, where applicable, appraisals, environmental site assessments, background checks, review of anti-money laundering protocol, bank statement reconciliations, and a review of personal financial statements.

In addition to the underwriting and investment process described above, for cannabis-related loans, we conduct due diligence to provide reasonable assurance that borrowers are complying with applicable state cannabis laws and not violating certain federal priorities with respect to cannabis set forth in applicable U.S. Department of Justice (the “DOJ”) memoranda. We conduct extensive cannabis regulatory due diligence on each borrower, including, but not limited to reviewing and verifying, as applicable: (i) all of the borrower’s cannabis licenses by location; (ii) all license applications and all related documentation submitted by the borrower to applicable regulators for obtaining a state license to operate its cannabis-related business; (iii) available information about the borrower from the state licensing and enforcement authorities; (iv) letters of any approvals, violations or warnings to the borrower and any related businesses; (v) lists of brands and trademarks owned and products sold by the borrower; (vi) the borrower’s supply contracts, customer contracts and compliance and quality control procedures; (vii) legal opinions regarding transferability of licenses (if applicable); and (viii) any applicable management agreements to which the borrower is a party.

•        Underwriting Memo and Preliminary Investment Committee Approval.    The Underwriting Memo compiles all due diligence items above and is presented on our underwriting template for approval by the Manager’s Investment Committee.

•        Documentation.    Once approved by the Manager’s Investment Committee, preparation of legal documentation begins. If the borrower chooses to expedite the loan process, it may provide an additional deposit to dual track the preparation of legal documentation while the due diligence process is completed. Throughout the process, the investment team will negotiate tightly structured loan documents with review from outside legal counsel. Our form credit and security documents are adapted to each investment.

•        Final Investment Committee Approval and Funding.    Upon completion of full underwriting and the legal documentation, the investment team prepares a final investment memorandum, which confirms or highlights any variances from the preliminary Manager’s Investment Committee approval. Following Manager’s Investment Committee approval, the investment is approved with funding subject to execution of the respective legal documents.

•        Portfolio Management is centered around monitoring operational data points, financial performance, and regulatory compliance of borrowers. Financial and operational covenants support the loan monitoring process and are designed as leading indicators to identify and mitigate potential defaults. In addition, we monitor aggregate exposures of the portfolio with respect to geographical and property diversification.

Our Initial Portfolio

Overview

As of September 30, 2021, loans to 15 different borrowers comprise our portfolio, totalling approximately $129.2 million in total principal amount, with approximately $43.0 million in potential future fundings to such borrowers. As of September 30, 2021, our loan portfolio had a weighted-average YTM IRR of 16.8% and was secured by real estate and, with respect to certain of our loans, substantially all assets in the borrowers and certain of their subsidiaries, including equipment, receivables, and licenses. The YTM IRR on our loans is designed to present the total annualized return anticipated on the loans if such loans are held until they mature, which is consistent with our operating strategy. YTM IRR summarizes various components of such return, such as cash interest, paid-in-kind interest, original issue discount, and exit fees, in one measure that is comparable across loans. YTM IRR is calculated using various inputs, including (i) cash and payment-in-kind (“PIK”) interest, which is capitalized and added to the outstanding principal balance of the applicable loan, (ii) original issue discount (“OID”), (iii) amortization, (iv) unused fees, and (v) exit fees. Certain of our loans have extension fees, which are not included in our YTM IRR calculations, but may increase YTM IRR if such extension options are exercised by borrowers.

As of September 30, 2021, approximately 62.5% of our portfolio was comprised of floating rate loans, and 37.5% of our portfolio was comprised of fixed rate loans. As of such date, all of our loans had prepayment penalties.

The table below summarizes our loan portfolio as of September 30, 2021.

Loan	Initial Funding Date(1)	Maturity Date(2)	Total Commitment(3)	Principal Balance as of 9/30/2021	Percentage of Our Loan Portfolio	Future Fundings	Interest Rate(4)		Periodic Payment(5)	YTM IRR(6)
1(8)	7/2/2020	5/30/2023	$25,005,000	$25,005,000	14.5%	$—	10.63%		I/O	13.2%
2(11)	9/30/2021	9/30/2024	$34,000,000	$20,000,000	19.7%	$14,000,000	P + 8.75%(7) Cash, 2% PIK		I/O	17.4%
3	9/3/2021	6/30/2024	$15,000,000	$15,033,750	8.7%	$—	P + 10.75%(7) Cash, 3% PIK		P&I	18.7%
4(12)	8/24/2021	8/30/2024	$25,000,000	$15,015,836	14.5%	$10,000,000	13% Cash, 1% PIK		P&I	16.0%
5(9)	3/5/2021	7/31/2023	$15,975,167	$9,975,167	9.3%	$6,000,000	P + 10.00%(7)		P&I	15.3%
6	5/28/2021	5/31/2025	$12,000,000	$8,111,700	7.0%	$4,000,000	P + 10.75%(7) Cash, 4% PIK(10)		P&I	19.9%
7	4/19/2021	4/28/2023	$10,900,000	$7,943,790	6.3%	$2,994,952	P + 11.75%(7) Cash, 2% PIK		P&I	19.3%
8	9/1/2021	9/1/2024	$9,500,000	$7,460,208	5.5%	$2,052,205	P + 9.25%(7) Cash, 2% PIK		P&I	17.5%
9	3/25/2021	3/31/2024	$7,316,000	$7,420,805	4.2%	$—	13.625% Cash, 2.75% PIK		P&I	20.7%
10	8/20/2021	2/20/2024	$6,000,000	$4,500,000	3.5%	$1,500,000	P + 9.00	%(7)	P&I	13.2%
11	11/19/2020	9/30/2023	$3,750,000	$3,103,750	2.2%	$500,000	P + 11.00	%(8)	P&I	18.0%
12	9/21/2021	3/21/2022	$3,100,000	$3,100,000	1.8%	$—	P + 13.75	%(7)	I/O	21.2%
13	4/19/2021	4/28/2023	$3,500,000	$1,500,000	2.0%	$2,000,000	P + 12.25	%(7)	P&I	17.4%
14	12/31/2019	12/31/2022	$800,000	$597,500	0.5%	$—	15.00%		P&I	21.3%
15	9/13/2019	9/30/2021	$710,881	$470,711	0.4%	$—	13.80%		P&I	17.1%
		Total	$172,557,048	$129,238,217	100.0%	$43,047,156	14.28%		Wtd Average	16.8%

____________

(1)      All loans originated prior to April 1, 2021 were purchased from affiliated entities at fair value plus accrued interest on or subsequent to April 1, 2021.

(2)      Certain loans have extension options from original maturity date.

(3)      Total Commitment excludes future amounts to be advanced at sole discretion of the lender.

(4)      “P” = prime rate and depicts floating rate loans that pay interest at the prime rate plus a specific percentage; “PIK” = paid in kind interest.

(5)      P&I = principal and interest. I/O = interest only. P&I loans may include interest only periods for a portion of the loan term.

(6)      Includes OID, unused fees, and exit fees, but assumes no prepayment penalties or early payoffs.

(7)      Subject to prime rate floor of 3.25%.

(8)      The aggregate loan commitment to Loan #1 includes a $4.05 million initial advance which has an interest rate of 15.25% and a second advance of $21.0 million which has an interest rate of 9.75%. The statistics presented reflect the weighted average of the terms under both advances for the total aggregate loan commitment. On October 3, 2021, following a review of our loan concentrations, we sold $5.0 million of principal related to the second tranche of Loan #1 to an affiliate at an amortized cost plus accrued interest of $4.9 million.

(9)      The aggregate loan commitment to Loan #5 includes a $5.98 million initial advance which has an interest rate of P + 10.00% and a second advance of $4.0 million which has an interest rate of P + 10.00%. The statistics presented reflect the weighted average of the terms under both advances for the total aggregate loan commitment.

(10)    Subject to adjustment not below 2% if borrower receives at least two consecutive quarters of positive cash flow after the closing date.

(11)    On October 1, 2021, following a review of our loan concentrations, we assigned $14.0 million of unfunded commitment in Loan #2 to an affiliate. The remaining unfunded commitment for Loan #2 is $0 as of the date of this prospectus.

(12)    On October 1, 2021, following a review of our loan concentrations, we assigned $5.0 million of unfunded commitment in Loan #5 to an affiliate. The remaining unfunded commitment for Loan #2 is $5.0 million as of the date of this prospectus.

Collateral Overview

Our loans to cannabis operators are secured by various types of assets of our borrowers, including real property and certain personal property, including licenses, equipment, receivables, and other assets to the extent permitted by applicable laws and the regulations governing our borrowers.

The table below represents the real estate collateral securing our loans as of September 30, 2021. The real estate collateral values in the table below were measured at the time of underwriting and based on various sources of data available at such time. In addition, the real estate that collateralizes the loans held by the Company is appraised by a third party at least once a year, or more frequently as needed.

Loan	Investment(1)	Location	Property Type	Principal Balance as of 9/30/2021	Implied Real Estate Collateral for REIT(2)	Our Real Estate Collateral Coverage as of 9/30/2021
1	Senior Real Estate Corporate Loan	Various	Retail/Industrial	$25,005,000	25,775,346	1.0x
2	Senior Real Estate Corporate Loan	Maryland	Retail/Industrial	$20,000,000	32,000,000	1.6x
3	Senior Real Estate Corporate Loan	Pennsylvania	Retail/Industrial	$15,033,750	16,700,000	1.1x
4	Senior Real Estate Corporate Loan	Various	Retail/Industrial	$15,015,836	29,617,670	2.0x
5	Senior Real Estate Corporate Loan	Michigan	Retail/Industrial	$9,975,167	24,243,792	2.4x
6	Senior Real Estate Corporate Loan	Pennsylvania	Industrial	$8,111,700	25,083,333	3.1x
7	Senior Real Estate Corporate Loan	Arizona	Industrial	$7,943,790	19,730,393	2.5x
8	Senior Real Estate Corporate Loan	West Virginia	Retail/Industrial	$7,460,208	16,667,733	2.2x
9	Senior Real Estate Corporate Loan	Various	Retail/Industrial	$7,420,805	6,795,730	0.9x
10	Senior Real Estate Corporate Loan	Michigan	Retail/Industrial	$4,500,000	10,900,000	2.4x
11	Senior Real Estate Corporate Loan	Pennsylvania	Retail/Industrial	$3,103,750	3,263,371	1.1x
12	Senior Real Estate Corporate Loan	Illinois	Industrial	$3,100,000	8,287,808	2.7x
13	Senior Real Estate Corporate Loan	Massachusetts	Retail/Industrial	$1,500,000	907,500	0.6x
14	Senior Real Estate Corporate Loan	Michigan	Retail	$597,500	1,681,852	2.8x
15	Senior Loan	Michigan	Retail	$470,711	6,631,000	14.1x
	Total			$129,238,217	228,285,530	1.8x

____________

(1)      Senior Real Estate Corporate Loans are structured as loans to owner operators secured by real estate. Senior Loans are loans to a property owner and leased to third party tenant.

(2)      Real estate is based on appraised value as is, or on a comparable cost basis, as completed.

For additional information regarding the loans in our initial portfolio, see “Business.”

Our Loan Origination Pipeline

As of September 30, 2021, we had the following unfunded commitments that we intend to fund prior to the closing of this offering or with proceeds from this offering.

As of September 30, 2021
Total original loan commitments	$172,557,048
Less: drawn commitments	(129,509,891)
Total undrawn commitments	$43,047,157

As of October 22, 2021, we funded approximately $19 million of the total undrawn commitment as of September 30, 2021, and there remained $24 million of undrawn commitment as of October 22, 2021. In addition, as of October 22, 2021, Members of our Manager’s Investment Committee are evaluating 38 potential new loans representing anticipated total loan commitments of approximately $918.6 million. We are in various stages of our evaluation process with respect to certain of these loans that meet our investment objective. As of October 22, 2021, we (i) were reviewing, but had not yet issued indications of interest or entered into term sheets with respect to 26 of these potential loans, (ii) had issued indications of interest with respect to three of the loans, comprising $105.0 million of anticipated loan commitments to be extended by us, and (iii) had executed non-binding term sheets with prospective borrowers with respect to seven additional potential loans, comprising $87.0 million of anticipated loan commitments to be extended by us. The below summarizes seven additional potential loans with non-binding term sheets issued as of October 22, 2021.

Loan Opportunity	Proposed Commitment for REIT	State	Collateral(1)
1	$5,000,000	Oregon	Real Estate, Other
2(2)	$20,000,000	Various	Real Estate, Other
3	$20,000,000	Illinois	Real Estate, Other
4	$10,000,000	Ohio	Real Estate, Other
5	$6,000,000	Michigan	Real Estate, Other
6	$6,000,000	Missouri	Real Estate, Other
7	$20,000,000	Illinois	Real Estate, Other
	$87,000,000

____________

(1)      Other collateral may consist of one or more of the following assets: accounts receivable, equipment, and licenses or ownership interests in licensed cannabis companies. The collateral described in this table may refer to properties that are, and will be, subject to various local laws and regulatory requirements that may restrict the use of collateral and our ability to foreclose on the collateral. See “Risk Factors — We may make loans that are secured by properties that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.”

(2)      Term Sheet 2 has an aggregate loan commitment of $20,000,000 of which we expect $12,000,000 to be funded prior to effectiveness. As such, only the anticipated unfunded commitment will be contemplated as use of proceeds.

There can be no assurance that we will enter into definitive documentation with respect to any of these loans. In connection with the non-binding term sheets relating to the seven loans representing $87.0 million of anticipated loan commitments, prospective borrowers each entered into a period of exclusivity (ranging from 45 to 60 days) with us with respect to the proposed loans. To the extent the exclusivity period for any of these loans has since elapsed, we have entered, or are in the process of entering, into a letter agreement with the applicable prospective borrower to extend such exclusivity period and, in some cases, we may receive additional expense deposits from prospective borrowers to cover any additional direct costs.

As of October 22, 2021, we have completed our underwriting process and are negotiating definitive loan documents for six of the potential loan investments related to the fully-executed, non-binding term sheets. For the other one loan for which the Manager’s Investment Committee has provided preliminary approval, we are in the process of completing our diligence and underwriting process and negotiating definitive loan documents. As a result, no assurance can be given that any of these potential loans will close on the currently contemplated terms or at all. We intend to fund these potential loans using existing cash and/or, depending upon the timing of closing, net proceeds from loan repayments, or net proceeds from this offering.

Our Manager

We are externally managed and advised by our Manager, Chicago Atlantic REIT Manager, LLC, a Delaware limited liability company. Each of our officers is employed by our Manager and certain of our officers are members of the Manager’s Investment Committee. The executive offices of our Manager are located at 420 North Wabash Avenue, Suite 500, Chicago, IL 60611 and the telephone number of our Manager’s executive offices is (312) 809-7002.

As of October 22, 2021, our Manager is comprised of 22 investment and other professionals. The investment professionals of our Manager have over 100 years of combined experience in private credit, real estate lending, retail, real estate acquisitions and development, investment advice, risk management, and consulting. The depth and breadth of the management team allows our Manager to address all facets of our operations.

Our Management Agreement

Pursuant to our Management Agreement with our Manager, our Manager will manage our loans and our day-to-day operations, subject at all times to the further terms and conditions set forth in our Management Agreement and such further limitations or parameters as may be imposed from time to time by our Board. Under our Management Agreement, our Manager has contractual responsibilities to us, including to provide us with a management team (whether our Manager’s own employees or individuals for which our Manager has contracted with other parties to provide services to its clients), who will be our executive officers, and the Manager’s Investment Committee. Our Manager will use its commercially reasonable efforts to perform its duties under our Management Agreement.

The initial term of our Management Agreement is three years and shall continue until May 1, 2024. After the initial term, our Management Agreement shall automatically renew every year for an additional one-year period, unless we or our Manager elect not to renew. Our Management Agreement may be terminated by us or our Manager under certain specified circumstances.

For additional information, see “Our Manager and Our Management Agreement.”

The following table summarizes the fees and expense reimbursement that we pay to our Manager under our Management Agreement. A portion or all of the fees paid to our Manager pursuant to the Management Agreement may be paid in shares of our common stock, at the sole discretion of our Manager. Pursuant to Fee Waiver Letter Agreements executed by our Manager, dated June 30, 2021 and September 30, 2021, all Base Management Fees that would have been payable to our Manager for the period from April 1, 2021 to September 30, 2021 were voluntarily waived and are not subject to recoupment at a later date.

Type	Description	Payment
Base Management Fees

An amount equal to 0.375% (1.50% on an annualized basis) of our Equity(1), determined as of the last day of each quarter, reduced by an amount equal to 50% of the pro rata amount of origination fees earned and paid to our Manager during the applicable quarter for loans that were originated on our behalf by our Manager. Our Equity, for purposes of calculating the Base Management Fees, could be greater than or less than the amount of stockholders’ equity shown on our consolidated financial statements. The Base Management Fees are payable independent of the performance of our loan portfolio.

For additional information, see “Management Compensation — Base Management Fees.”

Quarterly in arrears.
Incentive Compensation

Our Manager is entitled to incentive compensation which is calculated and payable in cash with respect to each calendar quarter (or part thereof that the management agreement is in effect) in arrears in an amount, not less than zero, equal to the excess of (1) the product of (a) 20% and (b) the excess of (i) our Core Earnings(2) for the previous 12-month period, over (ii) the product of (A) our Equity in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any incentive compensation paid to our Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive compensation is payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters in the aggregate is greater than zero. The first calendar quarter for which incentive compensation shall be payable, if earned, is the quarter ending December 31, 2021.

For additional information, see “Management Compensation — Incentive Compensation.”

Quarterly in arrears.

Type	Description	Payment
Expense Reimbursement

We pay all of our costs and expenses and reimburse our Manager or its affiliates for expenses of our Manager and its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. Pursuant to our Management Agreement, we reimburse our Manager or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, our Manager’s personnel serving as our Chief Executive Officer, or any of our other officers, based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Manager’s Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed “investment personnel” of our Manager and its affiliates for purposes of expense reimbursement.

For additional information, see “Management Compensation — Expense Reimbursement.”

Monthly in cash.
Termination Fee

Equal to three times the sum of (i) the annualized average quarterly Base Management Fee and (ii) the annualized average quarterly Incentive Compensation, in each case, earned by our Manager during the 24-month period immediately preceding the most recently completed fiscal quarter prior to the date of termination. Such fee shall be payable upon termination of our Management Agreement in the event that (i) we decline to renew our Management Agreement, without cause, upon 90 days prior written notice and the affirmative vote of at least a majority of our independent directors that there has been unsatisfactory performance by our Manager that is materially detrimental to us taken as a whole, or (ii) our Management Agreement is terminated by our Manager (effective upon 60 days’ prior written notice) based upon our default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continuing for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period.

For additional information, see “Management Compensation — Termination Fee.”

Upon specified termination in cash.

For a summary of compensation paid to our Manager for the period from March 30, 2021 (date of commencement of operations) to September 30, 2021, see “Management Compensation — General — Summary Compensation Table.”

____________

(1)      “Equity” means, as of any date: (i) the sum of (A) the net proceeds from all issuances of our equity securities since inception through such date (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (B) our retained earnings at the end of the most recently completed fiscal quarter determined in accordance with GAAP (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (ii) (A) any amount that we have paid to repurchase our Common Stock since inception through such date; (B) any unrealized gains and losses and other non-cash items that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with GAAP through such date; and (C) onetime events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, through such date, in each case after discussions between the Manager and the Independent Directors and approval by a majority of the Independent Directors.

(2)      “Core Earnings,” means, for a given period, the net income (loss) for such period, computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case as determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors. For the avoidance of doubt, Core Earnings shall not exclude under clause (iv) above, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.

Our Growth Strategy

Our primary investment objective is to provide attractive, risk-adjusted returns for stockholders over time, primarily through consistent current income dividends and other distributions and secondarily through capital appreciation. We intend to achieve this objective by originating, structuring and investing in a diversified portfolio of income-producing first mortgage loans and alternative structured financings secured by commercial real estate properties. Our current portfolio is comprised primarily of senior loans to state-licensed operators in the cannabis industry, secured by real estate, equipment, receivables, licenses or other assets of the borrowers to the extent permitted by applicable laws and regulations governing such borrowers. We intend to grow the size of our portfolio by making loans to leading operators and property owners in the cannabis industry.

Key elements of our strategy include:

•        Targeting loans for origination and investment that typically have the following characteristics:

•        principal balance greater than $5 million;

•        real estate collateral coverage of at least one times the principal balance;

•        secured by commercial real estate properties, including cannabis cultivation facilities, processing facilities and dispensaries; and

•        well-capitalized sponsors with substantial experience in particular real estate sectors and geographic markets.

•        Diversifying our financing sources with increased access to equity and debt capital, which may provide us with a lower overall cost of funding and the ability to hold larger loan sizes, among other things.

As of October 22, 2021, members of our Manager’s Investment Committee are evaluating 38 loan opportunities representing anticipated total loan commitments of approximately $918.6 million. We believe we are well positioned to take advantage of the supply and demand imbalance that exists in the market. As the cannabis industry continues to evolve and to the extent that additional states legalize cannabis, the demand for capital continues to increase as operators seek to enter and build out new markets. We provide borrowers an institutional and flexible alternative for financing. As we continue to grow our equity base, we believe we can commit to additional transactions with strong risk-adjusted returns to diversify our portfolio and fund portions of larger deals that are syndicated by our Manager or its affiliates.

We intend to continue providing financing to state-licensed cannabis cultivators, processors, distributors, retailers, vertically-integrated cannabis firms, non-plant touching manufacturers, suppliers, and service providers to such industries, as well as related businesses, located in the U.S. and Canada. We will continue to focus on operators with strong collateral, in the form of real estate, equipment and receivables owned by the borrower, and may opportunistically invest in “all asset lien” cash flow loans, to the extent that allows us to maintain our qualification as a REIT, with a strict focus on adhering to conservative underwriting criteria. Our Manager will regularly evaluate loans and intends to retain an independent third-party valuation firm to provide input on the valuation of unquoted assets, which our Manager considers along with various other subjective and objective factors when making any such evaluation. The collateral underlying our loans is located in states in the U.S. that we believe have attractive regulatory environments for companies operating in the cannabis industry, economic conditions and commercial real estate fundamentals.

While an evaluation of the real estate and other collateral is an important part of our Manager’s underwriting process, we are limited in our ability to foreclose on certain collateral and may instead seek to sell a defaulted loan to a third party or force the sale of collateral underlying the loan as permitted in our standard loan agreements. There may be no readily available market for our loans, so we can provide no assurances that a third party would buy such loans or that the sales price of such loans would equal the value of the underlying collateral. For more information, see “Certain assets of our borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability.”

We intend to diversify our initial portfolio by also lending or investing in properties that are not related to the cannabis industry if they provide return characteristics consistent with our investment objective. From time to time, we may invest in mezzanine loans, preferred equity or other forms of joint venture equity to the extent consistent with our exemption from registration under the Investment Company Act and maintaining our qualification as a REIT.

We draw upon our Manager’s expertise in sourcing, underwriting, structuring and funding capabilities to implement our growth strategy. We believe that our current growth strategy provides significant potential opportunities to our stockholders for attractive risk-adjusted returns over time. However, to capitalize on the appropriate loan opportunities at different points in the economic and real estate investment cycle, we may modify or expand our growth strategy from time to time.

Credit Facility

In May 2021, in connection with our acquisition of our financing subsidiary, we were assigned a secured revolving credit facility (the “Revolving Loan”). The Revolving Loan has an aggregate borrowing base of up to $10,000,000 and bears interest, payable in cash in arrears, at a per annum rate equal to the greater of (x) Prime Rate plus 1.50% and (y) 4.75%. The maturity date of the Revolving Loan is the earlier of (i) February 12, 2023 and (ii) the date on which the Revolving Loan is terminated pursuant to terms in the Revolving Loan agreement. For the period from April 1, 2021 to September 30, 2021, neither we nor our wholly-owned finance subsidiary borrowed against the Revolving Loan and therefore no interest expense was incurred for the period then ended.

Key Financial Measures and Indicators

As a commercial real estate finance company, we believe the key financial measures and indicators for our business are Distributable Earnings, Adjusted Distributable Earnings (as defined below), book value per share and dividends declared per share.

Distributable Earnings and Adjusted Distributable Earnings

In addition to using certain financial metrics prepared in accordance with GAAP to evaluate our performance, we also use Distributable Earnings and Adjusted Distributable Earnings to evaluate our performance. Distributable Earnings is substantially the same as Core Earnings, as defined in our Management Agreement, for the year ended December 31, 2021. Each of Distributable Earnings and Adjusted Distributable Earnings is a measure that is not prepared in accordance with GAAP. We define Distributable Earnings as, for a specified period, the net income (loss) computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income (loss); provided that Distributable Earnings does not exclude, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, (v) provision for current expected credit losses and (vi) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between our Manager and our independent directors and after approval by a majority of such independent directors. We define Adjusted Distributable Earnings, for a specified period, as Distributable Earnings excluding certain non-recurring organizational expenses (such as one-time expenses related to our formation and start-up).

We believe providing Distributable Earnings and Adjusted Distributable Earnings on a supplemental basis to our net income as determined in accordance with GAAP is helpful to stockholders in assessing the overall performance of our business. As a REIT, we are required to distribute at least 90% of our annual REIT taxable income and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of such taxable income. Given these requirements and our belief that dividends are generally one of the principal reasons that stockholders invest in our common stock, we generally intend to attempt to pay dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our Board. Distributable Earnings is one of many factors considered by our Board in authorizing dividends and, while not a direct measure of net taxable income, over time, the measure can be considered a useful indicator of our dividends.

Distributable Earnings and Adjusted Distributable Earnings should not be considered as substitutes for GAAP net income. We caution readers that our methodology for calculating Distributable Earnings and Adjusted Distributable Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and as a result, our reported Distributable Earnings and Adjusted Distributable Earnings may not be comparable to similar measures presented by other REITs.

The following table provides a reconciliation of GAAP net income to Distributable Earnings and Adjusted Distributable Earnings (in thousands, except per share data):

For the period from March 30, 2021 (Commencement of operations) to September 30, 2021
Net Income	$5,136,072
Adjustments to net income
Depreciation and amortization	41,918
Unrealized (gain), losses, or other non-cash items	—
Provision for current expected credit losses	—
One-time events pursuant to changes in GAAP and certain non-cash charges	—
Distributable Earnings	$5,177,990
Adjustments to Distributable Earnings
Certain organizational expenses	104,290
Adjusted Distributable Earnings	$5,282,280
Basic weighted average shares of common stock outstanding (in shares)	3,658,310
Adjusted Distributable Earnings per Weighted Average Share	$1.44

Book Value Per Share

The book value per share of our common stock as of September 30, 2021 was approximately $16.01 on a post-split basis.

Dividends Declared Per Share

For the period from April 1, 2021 through June 30, 2021, we declared a cash dividend of $0.29 per share on a post-split basis of our common stock, relating to the period since our inception through the second quarter of 2021, which was paid on July 15, 2021 to stockholders of record as of the close of business on June 30, 2021. The total amount of the cash dividend payment was approximately $1,068,551.

For the period from July 1, 2021 through September 30, 2021, we declared a cash dividend of $0.51 per share on a post-split basis of our common stock, relating to the third quarter of 2021, which was paid on October 20, 2021 to stockholders of record as of the close of business on September 30, 2021. The total amount of the cash dividend payment was approximately $4,067,521.

The payment of these dividends is not indicative of our ability to pay such dividends in the future.

Recent Developments

Updates to Our Loan Portfolio

On October 1, 2021, following a review of our loan concentrations, we assigned $14.0 million of unfunded commitment in Loan #2 and $5.0 million of unfunded commitment in Loan #4 to an affiliate. Further, on October 3, 2021, we sold $5.0 million of principal related to the second tranche of Loan #1 to an affiliate at an amortized cost plus accrued interest of $4.9 million.

Stock Split

On October 21, 2021, we declared a 6,427-for-one stock split in the form of a stock dividend, pursuant to which 6,426 additional shares of our common stock were issued for each outstanding share of our common stock, payable on October 21, 2021 to each stockholder of record as of the close of business on October 21, 2021 out of our authorized but unissued shares of our common stock.

COVID-19

The spread of a novel strain of coronavirus (“COVID-19”) has caused significant business disruptions in the United States beginning in the first quarter of 2020 and has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns (subject to exceptions for certain “essential” operations and businesses). Over the course of the COVID-19 pandemic, medical cannabis companies have been deemed “essential” by 29 states administering shelter-in-place orders and adult use cannabis has been deemed “essential” in eight of those states. Consequently, the impact of the COVID-19 pandemic and the related regulatory and private sector response on our financial and operating results for the period ended September 30, 2021 was somewhat mitigated as all of our borrowers were permitted to continue to operate during this pandemic and we have not experienced any payment defaults by our borrowers nor have we made any concessions on any payments due, in each case, related to the COVID-19 pandemic.

Regardless, the full extent of the economic impact of the business disruptions caused by COVID-19 is uncertain. The outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving, and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the regulated cannabis industry. Although some of these measures have been lifted or scaled back, a recent resurgence of COVID-19 in certain parts of the world, including the United States, has resulted in the re-imposition of certain restrictions and may lead to more restrictions to reduce the spread of COVID-19. The extent of any effect that these disruptions may have on our operations and financial performance will depend on future developments, including possible impacts on the performance of our loans, general business activity, and ability to generate revenue, which cannot be determined. For more information see “Risk Factors — Risks Related to Our Business and Growth Strategy — The current outbreak of COVID-19, or the future outbreak of any other highly infectious or contagious diseases, could materially and adversely impact or cause disruption to our borrowers and their operations, and in turn our ability to continue to execute our business plan.”

Risks Associated with Our Business

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in “Risk Factors” immediately following this Prospectus Summary and all of the other information in this prospectus. These risks include, but are not limited to, the following:

•        We were recently formed and have limited operating history, and may not be able to successfully operate our business, integrate new assets and/or manage our growth or to generate sufficient revenue to make or sustain distributions to our stockholders.

•        Competition for the capital that we provide may reduce the return of our loans, which could adversely affect our operating results and financial condition.

•        We are externally managed by our Manager and our growth and success depends on our Manager, its key personnel and investment professionals, and our Manager’s ability to make loans on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns. If our Manager overestimates the yields or incorrectly prices the risks of our loans or if there are any adverse changes in our relationship with our Manager, we may experience losses.

•        We provide loans to established companies operating in the cannabis industry, which involves significant risks, including the risk to our business of strict enforcement against our borrowers of the federal illegality of cannabis, and the lack of liquidity of such loans. As a result, we could lose all or part of any of our loans.

•        Our ability to grow our business depends on state laws pertaining to the cannabis industry. New laws that are adverse to our borrowers may be enacted, and current favorable state or national laws or enforcement guidelines relating to cultivation, production and distribution of cannabis may be modified or eliminated in the future, which would impede our ability to grow our business under our current business plan and could materially adversely affect our business.

•        As a debt investor, we are often not in a position to exert influence on borrowers, and the stockholders and management of such companies may make decisions with which we disagree that could decrease the value of loans to such borrower.

•        Our growth depends on external sources of capital, which may not be available on favorable terms or at all.

•        Interest rate fluctuations could increase our financing costs, which could lead to a significant decrease in our results of operations, cash flows and the market value of our loans.

•        There are various conflicts of interest in our relationship with our Manager, including conflicts created by our Manager’s compensation arrangements with us, which could result in decisions that are not in the best interests of our stockholders.

•        Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations. Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

•        Failure to qualify as a REIT for U.S. federal income tax purposes would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

•        We may incur significant debt, and our governing documents contain no limit on the amount of debt we may incur.

•        We may in the future pay distributions from sources other than our cash flow from operations, including borrowings, offering proceeds or the sale of assets, which means we would have less funds available for investments or less income-producing assets, which may reduce your overall return.

•        There is currently no public market for our common stock and the value of our common stock may be volatile and could decline substantially.

If any of the factors enumerated above or in “Risk Factors” occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Corporate Information

Our principal executive offices are located at 420 North Wabash Avenue, Suite 500, Chicago, IL 60611, and our telephone number at this address is (312) 809-7002. Our website is www.chicagoatlanticcredit.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Restrictions on Ownership and Transfer of Securities

Subject to certain exceptions, our charter (our “Charter”) provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding shares of common stock or more than 9.8% in value of our outstanding shares of all classes or series of our stock, which we refer to as the “ownership limits,” and imposes certain other restrictions on ownership and transfer of our stock. We expect that, upon completion of this offering, our Board will grant conditional exceptions to the ownership limits to affiliates of our Sponsor.

Our Charter also prohibits any person from, among other things:

•        owning shares of our stock that could result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year) or otherwise cause us to fail to qualify as a REIT;

•        transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons; and

•        beneficially owning shares of our stock to the extent such ownership would (or, in the sole judgment of the board of directors, could) result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations or the ownership limits (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

These restrictions, including the ownership limits, are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See “Description of Capital Stock — Transfer Restrictions” for more information.

Federal Income Tax Status

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2021. Our qualification as a REIT depends on our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, organizational requirements, the sources of our gross income, the composition and value of our assets, and our distribution levels. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

We generally will not be subject to U.S. federal income tax on the portion of our taxable income or capital gain that is distributed to stockholders annually for as long as we qualify as a REIT. This treatment substantially eliminates the “double taxation” (i.e., at both the corporate and stockholder levels) that typically results from investment in a corporation. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain. If we fail to qualify for taxation as a REIT for U.S. federal income tax purposes in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates and may be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make those distributions. Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income. See “U.S. Federal Income Tax Considerations” for more information.

Distributions

Any future determination to make distributions will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness that we may incur, that restrict or limit our ability to make distributions, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant.

We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. We intend to make distributions in an amount at least equal to the amount necessary to maintain our qualification as a REIT. See “Distribution Policy” for a summary of our distribution policy and “U.S. Federal Income Tax Considerations — Taxation — Requirements For Qualification — Annual Distribution Requirements” for a summary of our distribution requirements as a REIT.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are eligible and may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including:

•        an exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•        exemption from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements;

•        reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•        an extended transition period to defer compliance with new or revised accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Following this offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1.07 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies in which you hold stock. See “Risk Factors — Risks Related to Ownership of Our Common Stock and This Offering — We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

The Offering

Common stock offered by us	shares.
Common stock to be outstanding after this offering	Shares, which includes approximately shares issued in the concurrent private placement (or shares, if the underwriters exercise their over-allotment option in full).
Over-allotment option offered by us	shares.
Use of Proceeds

We estimate that the net proceeds to us from this offering and the concurrent private placement, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full), based on the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use the net proceeds received from this offering and the concurrent private placement (i) to fund loans related to unfunded commitments to existing borrowers in an aggregate principal amount of approximately $24 million, (ii) to fund additional amounts to existing borrowers in the amount of $9.5 million, (iii) to originate and participate in loans and investments that are consistent with our investment strategy and (iv) for working capital and other general corporate purposes. We expect that at least 75% of our net proceeds received from this offering will be used as specified in clauses (i), (ii) and (iii) of the foregoing sentence.

Pending application of the net proceeds, we may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage-backed securities and corporate bonds, which are consistent with our intention to qualify as a REIT and to maintain our exclusion from registration under the Investment Company Act. See “Use of Proceeds.”

Proposed Nasdaq Symbol	“REFI”
Concurrent Private Placement

Concurrent with the closing of this offering, we expect to sell approximately          shares of our common stock at the public offering price per share in a private placement to Mr. Mazarakis, our Executive Chairman, Mr. Cappell, our Chief Executive Officer, and Dr. Bodmeier, our Co-President. No underwriting discounts or commissions will be paid in respect of these shares.

Directed Share Program

At our request, the underwriters have reserved the Reserved Shares for sale, at the initial public offering price, through a directed share program to certain of our directors, officers, employees, business associates and other persons with whom we have a relationship. The underwriters will receive the same underwriting discount on any Reserved Shares purchased by these persons as they will on any other shares sold to the public in this offering. The sales will be made by          as the directed share program administrator. There can be no assurance that any of the Reserved Shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced to the extent the Reserved Shares are purchased in the directed share program. Any Reserved Shares not purchased through the directed share program will be offered to the general public on the same basis as the other shares of our common stock offered hereby. See “Underwriting” for more information.

Any shares purchased by our executive officers or directors in this offering, including through the directed share program, will be subject to the lock-up agreements described in “Underwriting — No Sales of Similar Securities.” We are not making loans to any of our directors, employees or other persons to purchase such shares. See “Underwriting — Purchases by Officers and Directors.”

The number of shares of common stock to be outstanding after this offering includes the number of shares of common stock outstanding as of September 30, 2021.

Unless the context indicates otherwise, all information in this prospectus assumes:

(i)     8,040,422 shares of common stock on a post-split basis outstanding as of September 30, 2021;

(ii)    the underwriters will not exercise their over-allotment option in this offering;

(iii)   no issuance or exercise of stock options on or after September 30, 2021;

(iv)   the 6,427-for-one stock split; and

(v)    no purchases of Reserved Shares by existing stockholders or their affiliates pursuant to the indications of interest, described above or pursuant to the directed share program.

Summary Financial and Other Data

The following table sets forth our summary financial and other data. The following data should be read in conjunction with our consolidated financial statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Any interim financial data is not necessarily indicative of results that may be experienced for the full year or any future reporting period, and the historical financial data presented may not be indicative of our future performance.

The following data gives effect to the 6,427-for-one stock split of our common stock, which occurred on October 21, 2021.

As of and for the period from March 30, 2021 (date of commencement of operations) to September 30, 2021
Statement of Operations Data:
Revenue
Interest income	$5,295,812
Total revenue	$5,295,812

Expenses
Organizational expense	$104,290
Amortization of deferred debt issuance costs	$41,918
General and administrative expense	$13,532
Total expenses	159,740

Net Income before income taxes	5,136,072
Income tax expense	—
Net Income	$5,136,072

Earnings per common share:
Basic earnings per common share (in dollars per share)	$1.40

Weighted average number of common shares outstanding:
Basic weighted average shares of common stock outstanding (in shares)	3,658,310

Balance Sheet Data:
Total assets(1)	$136,924,409
Total liabilities	$8,233,775
Total stockholders’ equity(1)	$128,690,634

Other Financial Data:
Distributable Earnings(1)(2)	$5,177,990
Adjusted Distributable Earnings(1)(2)	$5,282,280
Adjusted Distributable Earnings per weighted average share of common stock(1)(2)	$1.44

____________

(1)      Does not give effect to the changes to our loan portfolio or the dividend to our stockholders subsequent to September 30, 2021. See “— Recent Developments” for additional information.

(2)      We use Distributable Earnings and Adjusted Distributable Earnings to evaluate our performance excluding the effects of certain transactions and non-GAAP adjustments we believe are not necessarily indicative of our current loan activity and operations. Each of Distributable Earnings and Adjusted Distributable Earnings is a measure that is not prepared in accordance with GAAP. We define Distributable Earnings as, for a given period, the net income (loss) computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income (loss); provided that Distributable Earnings does not exclude, in the case of investments with a deferred interest feature

(such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between our Manager and our independent directors and after approval by a majority of such independent directors. We define Adjusted Distributable Earnings, for a specified period, as Distributable Earnings excluding certain non-recurring organizational expenses (such as one-time expenses related to our formation and start-up). We believe providing Distributable Earnings and Adjusted Distributable Earnings on a supplemental basis to our net income as determined in accordance with GAAP is helpful to stockholders in assessing the overall performance of our business. Distributable Earnings and Adjusted Distributable Earnings should not be considered as substitutes for GAAP net income. We caution readers that our methodology for calculating Distributable Earnings and Adjusted Distributable Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and as a result, our reported Distributable Earnings and Adjusted Distributable Earnings may not be comparable to similar measures presented by other REITs. We also use Distributable Earnings to determine the fees we pay our Manager. For information on the fees we pay our Manager, see “Management Compensation.” The following table provides a reconciliation of GAAP net income to Distributable Earnings and Adjusted Distributable Earnings (in thousands, except per share data):

For the period from March 30, 2021 (Commencement of operations) to September 30, 2021
Net Income	$5,136,072
Adjustments to net income
Depreciation and amortization	41,918
Unrealized (gain), losses, or other non-cash items	—
Provision for current expected credit losses	—
One-time events pursuant to changes in GAAP and certain non-cash charges	—
Distributable Earnings	$5,177,990
Adjustments to Distributable Earnings
Certain organizational expenses	104,290
Adjusted Distributable Earnings	$5,282,280
Basic weighted average shares of common stock outstanding (in shares)	3,658,310
Adjusted Distributable Earnings per Weighted Average Share	$1.44

RISK FACTORS

An investment in our common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock. If any of the risks discussed below occur, our business, prospects, liquidity, funds from operations, internal rate of return, financial condition and results of operations, and our ability to make distributions to our stockholders could be materially and adversely affected, in which case the value of our common stock could decline significantly and you could lose all or part of your investment. Some statements in the following risk factors constitute forward-looking statements.

Risks Related to Our Business and Growth Strategy

We were recently formed and have limited operating history, and may not be able to operate our business successfully or to generate sufficient revenue to make or sustain distributions to our stockholders.

We were formed on March 30, 2021 and have a limited operating history. As of September 30, 2021, our portfolio consisted of loans to 15 different borrowers, and we intend to continue making loans prior to and upon completion of this offering. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially. We cannot assure you that we will be able to operate our business successfully or profitably, or implement our operating policies. Our ability to provide attractive returns to our stockholders is dependent on our ability both to generate sufficient cash flow to pay our investors attractive distributions and to achieve capital appreciation, and we cannot assure you that we will be able to do either. There can be no assurance that we will be able to generate sufficient revenue from operations to pay our operating expenses and make or sustain distributions to stockholders. Our limited resources may also materially and adversely impact our ability to successfully implement our business plan. The results of our operations and the implementation of our business plan depend on several factors, including the availability of opportunities to make loans, the availability of adequate equity and debt financing, the federal and state regulatory environment relating to the cannabis industry (which are described below under “— Risks Related to the Cannabis Industry and Related Regulations”), conditions in the financial markets and economic conditions.

Competition for the capital that we provide may reduce the return of our loans, which could adversely affect our operating results and financial condition.

We compete as an alternative financing provider of debt financing to companies in the cannabis industry. Several competitors have recently entered the marketplace, and these competitors may prevent us from making attractive loans on favorable terms. Our competitors may have greater resources than we do and may be able to compete more effectively as a capital provider. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Additionally, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of loans, deploy more aggressive pricing and establish more relationships than us. Our competitors may also adopt loan structures similar to ours, which would decrease our competitive advantage in offering flexible loan terms. In addition, due to a number of factors (including, but not limited to, potentially greater clarity and/or unification of the laws and regulations governing cannabis by states and the federal government, including through federal legislation or descheduling of cannabis, which may, in turn, encourage additional federally-chartered banks to provide their services to cannabis-related businesses), the number of entities and the amount of funds competing to provide suitable capital may increase, resulting in loans with terms less favorable to investors. Moreover, we strategically benefit from the cannabis industry’s currently constrained access to U.S. capital markets and if such access is broadened, including if the New York Stock Exchange (the “NYSE”) and/or the Nasdaq Stock Market were to permit the listing of plant-touching cannabis companies in the U.S., the demand among U.S. cannabis companies for private equity investments and debt financings, including our target loans, may materially decrease and could result in our competing with financial institutions that we otherwise would not. Any of the foregoing may lead to a decrease in our profitability, and you may experience a lower return on your investment. Increased competition in providing capital may also preclude us from making those loans that would generate attractive returns to us.

We will allocate the net proceeds of this offering without input from our stockholders.

While we expect that at least 75% of our net proceeds received from this offering will be used as specified in “Use of Proceeds,” no assurance can be given that the potential identified loans will close on the currently contemplated terms or at all. Further, if these potential loans do not close, while we intend to use the proceeds from this offering to originate and participate in other commercial loans to companies operating in the cannabis industry that are consistent with our investment strategy, which we would expect to have similar characteristics as the terms reflected in “Use of Proceeds,” you will not be able to evaluate the exact manner in which the net proceeds of this offering will be invested or the economic merit of our future loans before purchasing our securities. As a result, we may use the net proceeds of this offering to invest in loans with which you may not agree. Additionally, our loans will be approved by our Manager’s Investment Committee; our stockholders will not have input into such investment decisions. Both of these factors will increase the uncertainty, and thus the risk, of investing in our shares. The failure of our Manager to apply the net proceeds of this offering effectively or to find loans that meet our loan criteria in sufficient time or on acceptable terms could result in unfavorable returns, could cause a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders, and could cause the value of our shares to decline.

Pending application of the net proceeds, we may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage-backed securities and corporate bonds, which are consistent with our intention to qualify as a REIT and to maintain our exclusion from registration under the Investment Company Act. These investments are expected to provide a lower net return than we seek to achieve from investment in our target loans. We expect to reallocate this portion of the net proceeds into our portfolio or loans within three to nine months, subject to the availability of appropriate loan opportunities. Our Manager intends to conduct due diligence with respect to each loan and suitable loan opportunities may not be immediately available. Even if opportunities are available, there can be no assurance that our Manager’s due diligence processes will uncover all relevant facts or that any loan will be successful.

We cannot assure you that (i) we will be able to enter into definitive agreements to invest in any new loans that meet our investment objective, (ii) we will be successful in consummating any loan opportunities we identify or (iii) any of the loans we may make using the net proceeds of this offering will yield attractive risk-adjusted returns. Our inability to do any of the foregoing likely would materially and adversely affect our business and our ability to make distributions to our stockholders.

Our loans’ lack of liquidity may adversely affect our business.

Our existing portfolio includes, and our future loans will likely include, loans for which no public market exists, which are less liquid than publicly traded debt securities and other securities. Certain of our target investments such as secured loans, mezzanine and other loans (including participations) and preferred equity, in particular, are also particularly illiquid due to a variety of factors, which may include a short life, potential unsuitability for securitization and greater difficulty of recovery in the event of a default or insolvency by the company to which we have provided a loan. The illiquidity of our loans may make it difficult for us to sell such loans if the need or desire arises. Further, applicable laws and regulations restricting the ownership and transferability of loans to regulated cannabis companies in conjunction with many parties not wishing to invest in cannabis businesses as a result of cannabis being federally illegal may make it difficult for us to sell or transfer such loans to third parties. In addition, many of the loans we make, to the extent they constitute securities, will not be registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or disposition except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. As a result, we may be unable to dispose of such loans in a timely manner or at all. If we are required and able to liquidate all or a portion of our portfolio quickly, we could realize significantly less value than that which we had previously recorded for our loans and we cannot assure you that we will be able to sell our assets at a profit in the future. Further, we may face other restrictions on our ability to liquidate a loan in a company to the extent that we or our Manager have or could be attributed as having material, non-public information regarding such company. Our ability to vary our portfolio in response to changes in economic, regulatory and other conditions or changes in our strategic plan may therefore be relatively limited, which could adversely affect our results of operations and financial condition.

Our real estate investments are subject to risks particular to real property. These risks may result in a reduction or elimination of or return from an investment secured by a particular property.

Real estate investments are subject to various risks, including:

•        acts of nature, including earthquakes, floods and other natural disasters, which may result in uninsured losses;

•        acts of war or terrorism, including the consequences of such acts;

•        adverse changes in national and local economic and market conditions;

•        changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations and ordinances;

•        costs of remediation and liabilities associated with environmental conditions including, but not limited to, indoor mold; and

•        the potential for uninsured or under-insured property losses.

If any of these or similar events occurs, it may cause borrowers to default on their obligations to us and, thereby, reduce our return from an affected property or investment and reduce or eliminate our ability to pay dividends to stockholders.

Some of our portfolio investments may be recorded at fair value not readily available and, as a result, there will be uncertainty as to the value of these investments.

Some or all of our portfolio investments may be in the form of positions or securities that are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. Some of these investments may be recorded at fair value which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our Manager’s determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our results of operations and financial condition could be adversely affected if our Manager’s determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

All of our assets may be subject to recourse.

All of our assets, including any investments made by us and any funds held by us, may be available to satisfy all of our liabilities and other obligations. If we become subject to a liability, parties seeking to have the liability satisfied may have recourse to our assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Our existing portfolio is, and our future portfolio may be, concentrated in a limited number of loans, which subjects us to an increased risk of significant loss if any asset declines in value or if a particular borrower fails to perform as expected.

Our existing portfolio is, and our future loans may be, concentrated in a limited number of loans. If a significant loan to one or more companies fails to perform as expected, such a failure could have a material adverse effect on our business, financial condition and operating results, and the magnitude of such effect could be more significant than if we had further diversified our portfolio. A consequence of this limited number of loans is that the aggregate returns we realize may be significantly adversely affected if a small number of loans perform poorly, if we need to write down the value of any one loan, if a loan is repaid prior to maturity and we are not able to promptly redeploy the proceeds and/or if an issuer is unable to obtain and maintain commercial success. While we intend to diversify our portfolio of loans as we deem prudent, we do not have fixed guidelines for diversification. As a result, our portfolio could be concentrated in relatively few loans and in a limited number of borrowers.

Our portfolio of loans is concentrated in certain property types or in particular industries, such as cannabis, that are subject to higher risk of default, or secured by properties concentrated in a limited number of geographic locations, economic and business downturns relating generally to such region or type of asset which may result in defaults on a number of our loans within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders. Further, since we focus on limited-license states, there may be fewer, if any, buyers for a distressed property. Accordingly, we may not be able to receive the fair value of the collateral if we exercise our remedies under our loan in connection with a default.

We may lend to multiple borrowers that share a common sponsor. We do not have a limit on the amount of total gross offering proceeds that can be held by multiple borrowers that share the same sponsor. We may face greater credit risk to the extent a large portion of our portfolio is concentrated in loans to multiple borrowers that share the same sponsor.

Our existing portfolio contains loans to companies with operations that are geographically concentrated in Arizona, Florida, Illinois, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, Ohio, Pennsylvania, and West Virginia and we will be subject to social, political and economic risks of doing business in those states and any other state in which we in the future have lending exposure.

Our existing portfolio contains loans to companies with operations that are geographically concentrated in Arizona, Florida, Illinois, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, Ohio, Pennsylvania, and West Virginia. While our investment strategy includes a focus on providing loans to companies with operations in states that limit the number of cannabis license issuances in order to protect the value of our collateral, circumstances and developments related to operations in these markets that could negatively affect our business, financial condition, liquidity and results of operations include, but are not limited to, the following factors:

•        the development and growth of applicable state cannabis markets;

•        the responsibility of complying with multiple and likely conflicting state and federal laws, including with respect to retail sale, distribution, cultivation and manufacturing of cannabis, licensing, banking, and insurance;

•        unexpected changes in regulatory requirements and other laws;

•        difficulties and costs of managing operations in certain locations;

•        potentially adverse tax consequences;

•        the impact of national, regional or state specific business cycles and economic instability; and

•        access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations.

We will not own real estate used in cannabis-related operations due to current statutory prohibitions, which will limit our remedies in the event that any of our borrowers default under the terms of their mortgage loans with us.

Although we will have the contractual ability to foreclose on, and take title to, the properties securing our mortgage loans upon a default by the borrower, we will not own real estate used in cannabis-related operations due to current statutory prohibitions, including Section 856 of the U.S. Controlled Substances Act of 1970, as amended (the “CSA”), which relates to, among other things, the management or control of properties that are used for the manufacturing, distributing or using of any controlled substances. As a result, we will be forced to pursue other remedies upon any defaults by our borrowers, including forcing a sale of the property to another cannabis operator or using the property for non-cannabis related operations, and we can provide no assurances that such remedies will be as effective as us taking direct ownership of a property used in cannabis-related operations. The regulatory requirements related to real property used in cannabis-related operations may cause significant delays or difficulties in transferring a property to another cannabis operator. In addition, any alternative uses of cannabis-related properties may be limited due to the specialized nature of the facilities or may be less profitable than the cannabis-related operations, which would adversely affect the value of the collateral securing our loans and could result in us selling the property at a loss. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

Loans to relatively new and/or small companies and companies operating in the cannabis industry generally involve significant risks.

We primarily provide loans to established companies operating in the cannabis industry, but because the cannabis industry is relatively new and rapidly evolving, some of these companies may be relatively new and/or small companies. Loans to relatively new and/or small companies operating in the cannabis industry generally involve a number of significant risks, including, but not limited to, the following:

•        these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral securing our loan and a reduction in the likelihood of us realizing a return on our loan;

•        they typically have shorter operating histories, narrower product lines and smaller market shares than larger and more established businesses, which tend to render them more vulnerable to competitors’ actions and market conditions (including conditions in the cannabis industry), as well as general economic downturns;

•        they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on such borrower and, in turn, on us;

•        there is generally less public information about these companies. Unless publicly traded, these companies and their financial information are generally not subject to the regulations that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed lending decision and cause us to lose money on our loans;

•        they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

•        we, our executive officers and directors and our Manager may, in the ordinary course of business, be named as defendants in litigation arising from our loans to such borrowers and may, as a result, incur significant costs and expenses in connection with such litigation;

•        changes in laws and regulations, as well as their interpretations, may have a disproportionate adverse effect on their business, financial structure or prospects compared to those of larger and more established companies; and

•        they may have difficulty accessing capital from other providers on favorable terms or at all.

While none of the loans in our portfolio have defaulted as of the date of this prospectus, there can be no assurance that we will not experience defaults in the future.

If we are unable to successfully integrate new assets and manage our growth, our results of operations and financial condition may suffer.

We may in the future significantly increase the size and/or change the mix of our portfolio of assets. We may be unable to successfully and efficiently integrate new assets into our existing portfolio or otherwise effectively manage our assets or our growth effectively. In addition, increases in our portfolio of assets and/or changes in the mix of our assets may place significant demands on our Manager’s administrative, operational, asset management, financial and other resources. Any failure to manage increases in size effectively could adversely affect our results of operations and financial condition.

We may need to foreclose on loans that are in default, which could result in losses.

We may find it necessary to foreclose on loans that are in default. Foreclosure processes are often lengthy and expensive. Results of foreclosure processes may be uncertain, as claims may be asserted by the relevant borrower or by other creditors or investors in such borrower that interfere with enforcement of our rights, such as claims that challenge the validity or enforceability of our loan or the priority or perfection of our security interests. Our borrowers may resist foreclosure actions by asserting numerous claims, counterclaims and defenses against us, including, without limitation, lender liability claims and defenses, even when the assertions may have no merit, in an effort to prolong the foreclosure action and seek to force us into a modification or buy-out of our loan for less than we are owed. Additionally, the transfer of certain collateral to us may be limited or prohibited by applicable laws and regulations. See “We may make loans that are secured by properties that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.”

For transferable collateral, foreclosure or other remedies available may be subject to certain laws and regulations, including the need for regulatory disclosure and/or approval of such transfer. If federal law were to change to permit companies in the cannabis industry to seek federal bankruptcy protection, the applicable borrower could file for bankruptcy, which would have the effect of staying the foreclosure actions and delaying the foreclosure processes and potentially result in reductions or discharges of debt owed to us. Foreclosure may create a negative public perception of the collateral property, resulting in a diminution of its value. Even if we are successful in foreclosing on collateral property securing our loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our loan. Any costs or delays involved in the foreclosure or a liquidation of the underlying property will reduce the net proceeds realized and, thus, increase the potential for loss.

In the event a borrower defaults on any of its obligations to us and such debt obligations are equitized, we do not intend to directly hold such equity interests, which may result in additional losses on our loans in such entity.

The properties securing our loans may be subject to contingent or unknown liabilities that could adversely affect the value of these properties, and as a result, our loans.

Properties securing our loans may be subject to contingent, unknown or unquantifiable liabilities that may adversely affect the value of our loans. Such defects or deficiencies may include title defects, title disputes, liens or other encumbrances on properties securing our loans to borrowers. The discovery of such unknown defects, deficiencies and liabilities could affect the ability of our borrowers to make payments to us or could affect our ability to foreclose and sell the properties securing such loans, which could adversely affect our results of operations and financial condition. Further, we, our executive officers, directors and our Manager may, in the ordinary course of business, be named as defendants in litigation arising from our loans.

We may in the future foreclose and acquire properties without any recourse, or with only limited recourse, against the prior property owner with respect to contingent or unknown liabilities. As a result, if a claim were asserted against us based on ownership of any of these properties, we may have to pay substantial amounts to defend or settle the claim. If the magnitude of such unknown liabilities is high, individually or in the aggregate, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

Commercial real estate-related investments that are secured, directly or indirectly, by real property are subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate debt instruments that are secured by commercial property are subject to risks of delinquency and foreclosure and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things:

•        tenant mix and tenant bankruptcies;

•        success of tenant businesses;

•        property management decisions, including with respect to capital improvements, particularly in older building structures;

•        property location and condition;

•        competition from other properties offering the same or similar services;

•        changes in laws that increase operating expenses or limit rents that may be charged;

•        any liabilities relating to environmental matters at the property;

•        changes in national, regional or local economic conditions and/or specific industry segments;

•        declines in national, regional or local real estate values;

•        declines in national, regional or local rental or occupancy rates;

•        changes in interest rates and in the state of the debt and equity capital markets, including diminished availability or lack of debt financing for commercial real estate;

•        changes in real estate tax rates and other operating expenses;

•        changes in governmental rules, regulations and fiscal policies, including environmental legislation;

•        acts of God, terrorism, social unrest and civil disturbances, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; and

•        adverse changes in zoning laws.

In addition, we are exposed to the risk of judicial proceedings with our borrowers and entities in which we invest, including bankruptcy or other litigation, as a strategy to avoid foreclosure or enforcement of other rights by us as a lender or investor. In the event that any of the properties or entities underlying or collateralizing our loans or investments experiences any of the foregoing events or occurrences, the value of, and return on, such investments could decline and could adversely affect our results of operations and financial condition.

If our Manager overestimates the yields or incorrectly prices the risks of our loans, we may experience losses.

Our Manager values our potential loans based on yields and risks, taking into account estimated future losses and the collateral securing a potential loan, if any, and the estimated impact of these losses on expected future cash flows, returns and appreciation. Our Manager’s loss estimates and expectations of future cash flows, returns and appreciation may not prove accurate, as actual results may vary from estimates and expectations. If our Manager underestimates the asset-level losses or overestimates loan yields relative to the price we pay for a particular loan, we may experience losses with respect to such loan.

The due diligence process that our Manager undertakes in regard to investment opportunities may not reveal all facts that may be relevant in connection with an investment and if our Manager incorrectly evaluates the risks of our investments, we may experience losses.

Before making investments for us, our Manager conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances relevant to each potential investment. When conducting diligence, our Manager may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of potential investment. Relying on the resources available to it, our Manager evaluates our potential investments based on criteria it deems appropriate for the relevant investment. Our Manager’s loss estimates may not prove accurate, as actual results may vary from estimates. If our Manager underestimates the asset-level losses relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

In addition, it is difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. Loan structures or the terms of investments may make it difficult for us to monitor and evaluate investments. Therefore, we cannot assure you that our Manager will have knowledge of all information that may adversely affect such investment.

We are subject to additional risks associated with investments in the form of loan participation interests.

We may in the future invest in loan participation interests in which another lender or lenders share with us the rights, obligations and benefits of a commercial mortgage loan made by an originating lender to a borrower. Accordingly, we will not be in privity of contract with a borrower because the other lender or participant is the record holder of the loan and, therefore, we will not have any direct right to any underlying collateral for the loan. These loan participations may be senior, pari passu or junior to the interests of the other lender or lenders in respect of distributions from the commercial mortgage loan. Furthermore, we may not be able to control the pursuit of any rights or remedies under the commercial mortgage loan, including enforcement proceedings in the event of default thereunder. In certain cases, the original lender or another participant may be able to take actions in respect of the commercial mortgage loan that are not in our best interests. In addition, in the event that (1) the owner of the loan participation interest does not have the benefit of a perfected security interest in the lender’s rights to payments from the borrower under the commercial mortgage loan or (2) there are substantial differences between the terms of the commercial mortgage loan and those of the applicable loan participation interest, such loan participation interest could be recharacterized as an unsecured loan to a lender that is the record holder of the loan in such lender’s bankruptcy, and the assets of such lender may not be sufficient to satisfy the terms of such loan participation interest. Accordingly, we may face greater risks from loan participation interests than if we had made first mortgage loans directly to the owners of real estate collateral.

Declines in market prices and liquidity in the capital markets can result in significant net unrealized depreciation of our portfolio, which in turn would reduce our net asset value.

Volatility in the capital markets can adversely affect our loan valuations. Decreases in the market values or fair values of our loans are recorded as unrealized depreciation. The effect of all of these factors on our portfolio can reduce our net asset value (and, as a result our asset coverage calculation) by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized and/or unrealized losses, which could have a material adverse effect on our business, financial condition or results of operations.

Provisions for loan losses are difficult to estimate.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13 Financial Instruments — Credit Losses — Measurement of Credit Losses on Financial Instruments (Topic 326) (“ASU No. 2016-13”), and in April 2019, the FASB issued ASU No. 2019-04 Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (collectively, the “CECL Standard”). These updates change how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaces the “incurred loss” approach under existing guidance with an “expected loss” model for instruments measured at amortized cost. The CECL Standard requires entities to record allowances (“CECL Allowances”) for held-to-maturity and available-for-sale debt securities that are deducted from the carrying amount of the assets to present the net carrying value at the amounts expected to be collected on the assets. All assets subject to the CECL Standard, with few exceptions, will be subject to these CECL Allowances rather than only those assets where a loss is deemed probable under the other-than-temporary impairment model. We have adopted the CECL Standard as of March 30, 2021, the date of commencement of our operations. The CECL Standard can create volatility in the level of our CECL Allowances for loan losses. If we are required to materially increase our level of CECL Allowances for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

Our CECL Allowances are evaluated on a quarterly basis. The determination of CECL Allowances requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including (i) whether cash from the borrower’s operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and (iii) the liquidation value of collateral, all of which remain uncertain and are subjective.

The loans and other assets we will obtain may be subject to impairment charges, and we may experience a decline in the fair value of our assets.

We will periodically evaluate the loans we obtain and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, borrower performance and legal structure. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the impairment charge is recorded.

Such impairment charges reflect non-cash losses at the time of recognition and a subsequent disposition or sale of impaired assets could further affect our future losses or gains as they are based on the difference between the sale price received and the cost of such assets at the time of sale, as may be adjusted for amortization. If we experience a decline in the fair value of our assets, our results of operations, financial condition and our ability to make distributions to our stockholders could be materially and adversely affected.

Any credit ratings assigned to our loans will be subject to ongoing evaluations and revisions, and we cannot assure you that those ratings will not be downgraded.

Some of our loans may be rated by rating agencies such as Moody’s Investors Service, Fitch Ratings, Standard & Poor’s, DBRS, Inc. or Realpoint LLC. Any credit ratings on our loans are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our loans in the future, the value of our loans could significantly decline, which would adversely affect the value of our loan portfolio and could result in losses upon disposition or, in the case of our loans, the failure of borrowers to satisfy their debt service obligations to us.

Mezzanine loans, B-Notes and other investments that are subordinated or otherwise junior in an issuer’s capital structure, such as preferred equity, and that involve privately negotiated structures will expose us to greater risk of loss.

We have in the past originated, and may in the future originate or acquire, mezzanine loans, B-Notes and other investments that are subordinated or otherwise junior in an issuer’s capital structure, such as preferred equity, and that involve privately negotiated structures. To the extent we invest in subordinated debt or mezzanine tranches of an entity’s capital structure or preferred equity, such investments and our remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of holders of more senior tranches in the issuer’s capital structure and, to the extent applicable, contractual intercreditor and/or participation agreement provisions, which will expose us to greater risk of loss.

As the terms of such loans and investments are subject to contractual relationships among lenders, co-lending agents and others, they can vary significantly in their structural characteristics and other risks. For example, the rights of holders of B-Notes to control the process following a borrower default may vary from transaction to transaction. Further, B-Notes typically are secured by a single property and accordingly reflect the risks associated with significant concentration. Like B-Notes, mezzanine loans are by their nature structurally subordinated to more senior property-level financings. If a borrower defaults on our mezzanine loan or on debt senior to our loan, or if the borrower is in bankruptcy, our mezzanine loan will be satisfied only after the property-level debt and other senior debt is paid in full. As a result, a partial loss in the value of the underlying collateral can result in a total loss of the value of the mezzanine loan. In addition, even if we are able to foreclose on the underlying collateral following a default on a mezzanine loan, we would be substituted for the defaulting borrower and, to the extent income generated on the underlying property is insufficient to meet outstanding debt obligations on the property, we may need to commit substantial additional capital and/or deliver a replacement guarantee by a creditworthy entity, which could include us, to stabilize the property and prevent additional defaults to lenders with existing liens on the property.

Loans or investments involving international real estate-related assets are subject to special risks that we may not manage effectively, which would have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Our investment guidelines permit investments in non-U.S. assets, subject to the same guidelines as investments in U.S. assets. To the extent that we invest in non-U.S. real estate-related assets, we may be subject to certain risks associated with international investment generally, including, among others:

•        currency exchange matters, including fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency to another;

•        less developed or efficient financial markets than in the United States, which may lead to potential price volatility and relative illiquidity;

•        the burdens of complying with international regulatory requirements and prohibitions that differ between jurisdictions;

•        changes in laws or clarifications to existing laws that could impact our tax treaty positions, which could adversely impact the returns on our investments;

•        a less developed legal or regulatory environment, differences in the legal and regulatory environment or enhanced legal and regulatory compliance;

•        political hostility to investments by foreign investors;

•        higher inflation rates;

•        higher transaction costs;

•        difficulty enforcing contractual obligations;

•        fewer investor protections;

•        potentially adverse tax consequences; or

•        other economic and political risks.

If any of the foregoing risks were to materialize, they could adversely affect our results of operations and financial condition.

We may not have control over certain of our loans and investments.

Our ability to manage our portfolio of loans and investments may be limited by the form in which they are made. In certain situations, we may:

•        acquire investments subject to rights of senior classes, special servicers or collateral managers under intercreditor, servicing agreements or securitization documents;

•        pledge our investments as collateral for financing arrangements;

•        acquire only a minority and/or a non-controlling participation in an underlying investment;

•        co-invest with others through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests; or

•        rely on independent third-party management or servicing with respect to the management of an asset.

Therefore, we may not be able to exercise control over all aspects of our loans or investments. Such financial assets may involve risks not present in investments where senior creditors, junior creditors, servicers or third parties controlling investors are not involved. Our rights to control the process following a borrower default may be subject to the rights of senior or junior creditors or servicers whose interests may not be aligned with ours. A partner or co-venturer may have financial difficulties resulting in a negative impact on such asset, may have economic or business interests or goals that are inconsistent with ours, or may be in a position to take action contrary to our investment objective. In addition, we may, in certain circumstances, be liable for the actions of our partners or co-venturers.

Our loans and investments expose us to risks associated with debt-oriented real estate investments generally.

We seek to invest primarily in debt investments in or relating to real estate-related businesses, assets or interests. Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact our performance, increase the default risk applicable to borrowers, and/or make it relatively more difficult for us to generate attractive risk-adjusted returns. Changes in general economic conditions will affect the creditworthiness of borrowers and/or the value of underlying real estate collateral relating to our investments and may include economic and/or market fluctuations, changes in environmental, zoning and other laws, casualty or condemnation losses, regulatory limitations on rents, decreases in property values, changes in the appeal of properties to tenants, changes in supply and demand of real estate products, fluctuations in real estate fundamentals, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control), changes in real property tax rates and operating expenses, changes in interest rates, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, negative developments in the economy and/or real estate values generally and other factors that are beyond our control.

We cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any declines in the performance of the U.S. and global economies or in the real estate debt markets could have a material adverse effect on our business, financial condition, and results of operations. Market conditions relating to real estate debt investments have evolved since the global financial crisis that began in 2008, which has resulted in a modification to certain loan structures and/or market terms. Any such changes in loan structures and/or market terms may make it relatively more difficult for us to monitor and evaluate our loans and investments.

We may finance first mortgage loans, which may present greater risks than if we had made first mortgages directly to owners of real estate collateral.

Our portfolio may include first mortgage loan-on-loan financings, which are loans made to holders of mortgage loans that are secured by commercial real estate. While we will have certain rights with respect to the real estate collateral underlying a first mortgage loan, the holder of the commercial real estate first mortgage loans may fail to exercise its rights with respect to a default or other adverse action relating to the underlying real estate collateral or fail to promptly notify us of such an event, which would adversely affect our ability to enforce our rights. In addition, in the event of the bankruptcy of the borrower under the first mortgage loan, we may not have full recourse to the assets of the holder of the commercial real estate loan, or the assets of the holder of the commercial real estate loan may not be sufficient to satisfy our first mortgage loan financing. Accordingly, we may face greater risks from our first mortgage loan financings than if we had made first mortgage loans directly to owners of real estate collateral.

Loans on properties in transition will involve a greater risk of loss than conventional mortgage loans.

We may invest in transitional loans to borrowers who are typically seeking short-term capital to be used in an acquisition or rehabilitation of a property. The typical borrower under a transitional loan has usually identified an undervalued asset that has been under-managed and/or is located in a recovering market. If the market in which the asset is located fails to improve according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management and/or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional loan, and we bear the risk that we may not recover some or all of our investment.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a transitional loan. Transitional loans therefore are subject to risks of a borrower’s inability to obtain permanent financing to repay the transitional loan. In the event of any default under transitional loans that may be held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the transitional loan. To the extent we suffer such losses with respect to these transitional loans, it could adversely affect our results of operations and financial condition.

Our loans may be risky, and we could lose all or part of our loans.

The debt that we invest in is typically not initially rated by any rating agency, but we believe that if such loans were rated, they would generally be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s Ratings Services), which under the guidelines established by these entities is an indication of having predominantly speculative characteristics with respect to the borrower’s capacity to pay interest and repay principal. Therefore, certain of our loans may result in an above average amount of risk and volatility or loss of principal. While the loans we invest in are often secured, such security does not guarantee that we will receive principal and interest payments according to the terms of the loan, or that the value of any collateral will be sufficient to allow us to recover all or a portion of the outstanding amount of such loan should we be forced to enforce our remedies.

Any distressed loans or investments we make, or loans and investments that later become distressed, may subject us to losses and other risks relating to bankruptcy proceedings.

Our loans and investments may include making distressed investments from time to time (e.g., investments in defaulted, out-of-favor or distressed bank loans and debt securities) or may involve investments that become “non-performing” following our acquisition thereof. Certain of our investments may include properties that typically are highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, loans or securities of financially or operationally troubled borrowers or issuers are more likely to go into default than loans or securities of other borrowers or issuers. Loans or securities of financially or operationally troubled issuers are less liquid and more volatile than loans or securities of borrowers or issuers not experiencing such difficulties. The market prices of such securities are subject to erratic and abrupt market movements and the spread between bid and asked prices may be greater than normally expected. Investment in the loans or securities of financially or operationally troubled borrowers or issuers involves a high degree of credit and market risk.

In certain limited cases (e.g., in connection with a workout, restructuring and/or foreclosing proceedings involving one or more of our investments), the success of our investment strategy with respect thereto will depend, in part, on our ability to effectuate loan modifications and/or restructure and improve the operations of the borrower entities. The activity of identifying and implementing successful restructuring programs and operating improvements entails a high degree of uncertainty. There can be no assurance that we will be able to identify and implement successful restructuring programs and improvements with respect to any distressed loans or investments we may have from time to time.

These financial difficulties may not be overcome and may cause borrower entities to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that we may incur substantial or total losses on our loans and investments and, in certain circumstances, become subject to certain additional potential liabilities that may exceed the value of our original investment therein. For example, under certain circumstances, a lender that has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. In any reorganization or liquidation proceeding relating to our investments, we may lose our entire investment, may be required to accept cash or securities with a value less than our original investment and/or may be required to accept different terms, including payment over an extended period of time. In addition, under certain circumstances, payments to us may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, bankruptcy laws and similar laws applicable to administrative proceedings may delay our ability to realize on collateral for loan positions held by us, may adversely affect the economic terms and priority of such loans through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the “cramdown” provisions of the bankruptcy laws.

Construction loans involve an increased risk of loss.

We may invest in construction loans. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, but not limited to, a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; a borrower’s claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan.

Investments in construction loans require us to make estimates about the fair value of land improvements that may be challenged by the Internal Revenue Service.

We may invest in construction loans, the interest from which would be qualifying income for purposes of the gross income tests applicable to REITs, provided that the loan value of the real property securing the construction loan was equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of construction loans, the loan value of the real property is generally the fair value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the Internal Revenue Service (“IRS”) would not challenge our estimates of the loan values of the real property.

We may in the future enter into credit agreements with borrowers that may permit them to incur debt that ranks equally with, or senior to, the loans we extend to such companies under such credit agreements.

As of September 30, 2021, all but one of our borrowers were restricted from incurring any debt that ranks equally with, or senior to, our loans. We have invested in one position with a principal balance of approximately $15 million that is subordinated to other indebtedness of the borrowers, which comprises 10.8% of our total assets. Although our intended investment strategy is to construct a portfolio of loans secured with first priority liens on certain assets of our borrowers, we may in the future enter into credit agreements that rank equally with, or are subordinated to, other debt of our borrowers or that otherwise permit our borrowers to incur other debt that ranks equally with, or senior to, our loans under such credit agreements. In such case, such instruments may, by their terms, provide that the holders of such other debt are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of our loans. These instruments may prohibit borrowers from paying interest on or repaying our loans in the event and during the continuance of a default under such instrument or upon the occurrence of other specified events. In certain cases, we may, and may continue to, obtain unsecured guarantees from the parent entities or subsidiaries of our borrowers in addition to the collateral provided by such borrowers and such guarantees may be effectively subordinated to any secured debt of any such entities and/or structurally subordinated to any debt of such subsidiaries. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a borrower, holders of securities ranking senior to our loan to that borrower, if any, typically are entitled to receive payment in full before we can receive any distribution in respect of our loan. After repaying such holders, the borrower may not have any remaining assets to use for repaying its obligation to us. In the case of securities or other debt ranking equally with our loans, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant borrower.

Some of our borrowers may be highly leveraged.

Some of our borrowers may be highly leveraged, which may have adverse consequences to these companies and to us as a creditor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

There may be circumstances in which our loans could be subordinated to claims of other creditors, or we could be subject to lender liability claims.

If one of our borrowers were to go bankrupt, depending on the facts and circumstances, a bankruptcy court might re-characterize our loan and subordinate all or a portion of our claim to that of other creditors. In addition, we could be subject to lender liability claims if we are deemed to be too involved in a borrower’s business or exercise control over such borrower. For example, we could become subject to a lender’s liability claim if, among other things, we actually render significant managerial assistance to a borrower to which we have provided a loan.

As a debt investor, we are often not in a position to exert influence on borrowers, and the stockholders and management of such companies may make decisions with which we disagree and/or that could decrease the value of loans to such borrower.

As a debt investor, we are subject to the risk that a borrower may make business decisions with which we disagree, and the stockholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, or due to other factors, a borrower may make decisions that could decrease the value of our loan to such borrower.

Due to our borrowers’ involvement in the regulated cannabis industry, we and our borrowers have, and may continue to have, a difficult time obtaining or maintaining the various insurance policies that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers’ compensation, general liability, title insurance and directors’ and officers’ insurance, is more difficult for us and our borrowers to find and more expensive, because of our borrowers’ involvement in the regulated cannabis industry. There are no guarantees that we or our borrowers will be able to find such insurance now or in the future, or that such insurance will be available on economically viable terms. If we or our borrowers are forced to go without such insurance, it may prevent us from entering into certain business sectors, may inhibit our growth, may expose us to additional risk and financial liabilities and, in the case of an uninsured loss, may result in the loss of anticipated cash flow or the value of our loan.

We do not currently have catastrophic insurance policies.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, which may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might result in insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. We do not currently have insurance policies to protect us from the type of losses described above or restore our economic position with respect to any of our loans. Any uninsured loss could result in the loss of anticipated cash flow from, and the asset value of, the affected asset and the value of our loan related to such asset. In addition, we do not currently carry directors’ and officers’ insurance.

Subject to the approval of our Manager, our Board (which must include a majority of our independent directors) may change our investment strategies or guidelines, financing strategies or leverage policies without the consent of our stockholders.

Subject to the approval of our Manager, our Board (which must include a majority of our independent directors) may change our investment strategies or guidelines, financing strategies or leverage policies with respect to loans, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions at any time without the consent of our stockholders, which could result in a loan portfolio with a different risk profile than that of our existing portfolio or of a portfolio comprised of our target loans. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market and cannabis industry fluctuations. Furthermore, a change in our asset allocation could result in our making loans in asset categories different from those described in this Prospectus. These changes could adversely affect our financial condition, results of operations, the market price of our equity and our ability to make distributions to our stockholders.

Changes in laws or regulations governing our operations, including laws and regulations governing cannabis and REITs, changes in the interpretation thereof or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

We are subject to laws and regulations at the local, state and federal levels, including laws and regulations governing cannabis and REITs by state and federal governments. These laws and regulations, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. We cannot predict the nature and timing of future laws, regulations, interpretations or applications, or their potential effect. However, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with current or new laws or regulations or such changes thereto, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

We may not be able to obtain or maintain required licenses and authorizations to conduct our business and may fail to comply with various state and federal laws and regulations applicable to our business.

In general, lending is a highly regulated industry in the United States and we are required to comply with, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act of 1974 (the “Equal Credit Opportunity Act”) that are applicable to commercial loans, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), regulations promulgated by the Office of Foreign Assets Control, various laws, rules and regulations related to the cannabis industry and U.S. federal and state securities laws and regulations. In addition, certain states have adopted laws or regulations that may, among other requirements, require licensing of lenders and financiers, prescribe disclosures of certain contractual terms, impose limitations on interest rates and other charges, and limit or prohibit certain collection practices and creditor remedies.

There is no guarantee that we will be able to obtain, maintain or renew any required licenses or authorizations to conduct our business or that we would not experience significant delays in obtaining these licenses and authorizations. As a result, we could be delayed in conducting certain business if we were first required to obtain certain licenses or authorizations or if renewals thereof were delayed. Furthermore, once licenses are issued and authorizations are obtained, we are required to comply with various information reporting and other regulatory requirements to maintain those licenses and authorizations, and there is no assurance that we will be able to satisfy those requirements or other regulatory requirements applicable to our business on an ongoing basis, which may restrict our business and could expose us to penalties or other claims.

Any failure to obtain, maintain or renew required licenses and authorizations or failure to comply with regulatory requirements that are applicable to our business could result in material fines and disruption to our business and could have a material adverse effect on our business, financial condition, operating results and our ability to make distributions to our stockholders.

The current outbreak of COVID-19, or the future outbreak of any other highly infectious or contagious diseases, could materially and adversely impact or cause disruption to our borrowers and their operations, and in turn our ability to continue to execute our business plan.

A novel strain of COVID-19 spread globally in 2020, including to every state in the United States. The outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving, and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the regulated cannabis industry. Although some of these measures have been lifted or scaled back, a recent resurgence of COVID-19 in certain parts of the world has resulted in the re-imposition of certain restrictions and may lead to more restrictions to reduce the spread of COVID-19. COVID-19 (or a future pandemic) could have material and adverse effects on our borrowers and their operations, as well as on our performance, financial condition, results of operations and cash flows due to, among other factors:

•        a complete or partial closure of, or other operational issues at, one or more of our borrowers’ locations resulting from government or such company’s actions;

•        the temporary inability of consumers and patients to purchase our borrowers’ cannabis products due to a number of factors, including, but not limited to, illness, dispensary closures or limitations on operations, quarantine, financial hardship, and “stay at home” orders;

•        difficulty accessing equity and debt capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations and our borrowers’ ability to fund their business operations and meet their obligations to us;

•        workforce disruptions for our borrowers, as a result of infections, quarantines, “stay at home” orders or other factors, could result in a material reduction in our borrowers’ cannabis cultivation, manufacturing, distribution and/or sales capacity;

•        because of the federal regulatory uncertainty relating to the regulated cannabis industry, our borrowers have not been, and in the future likely will not be eligible, for financial relief available to other businesses;

•        restrictions on public events for the regulated cannabis industry limit the opportunity for our borrowers to market and sell their products and promote their brands;

•        delays in construction at the properties of our borrowers may adversely impact their ability to commence operations and generate revenues from projects;

•        a general decline in business activity in the regulated cannabis industry would adversely affect our ability to grow our portfolio of loans to companies in the cannabis industry; and

•        the potential negative impact on the health of our personnel, particularly if a significant number of them are impacted, would result in a deterioration in our ability to ensure business continuity during a disruption.

The extent to which COVID-19 impacts our operations and those of our borrowers will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the outbreak, the actions taken to contain the outbreak or mitigate its impact, and the direct and indirect economic effects of the outbreak and containment measures, among others. COVID-19 presents material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Risks Related to the Cannabis Industry and Related Regulations

Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would likely result in our inability to execute our business plan.

Cannabis, other than hemp, is a Schedule I controlled substance under the CSA. Even in states or territories that have legalized cannabis to some extent, the cultivation, possession and sale of cannabis all remain violations of federal law that are punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate federal law if they aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them, and violating the federal cannabis laws is a predicate for certain other crimes under the anti-money laundering laws or The Racketeer Influenced and Corrupt Organizations Act. Monitoring our compliance with these laws is a critical component of our business. The U.S. Supreme Court has ruled that the federal government has the authority to regulate and criminalize the sale, possession and use of cannabis, even for individual medical purposes, regardless of whether it is legal under state law.

For several years, the U.S. government has not enforced those laws against cannabis companies complying with state law and their vendors. We would likely be unable to execute our business plan if the federal government were to reverse its long-standing hands-off approach to the state legal cannabis markets, described below, and start strictly enforcing federal law regarding cannabis.

On January 4, 2018, then acting U.S. Attorney General Jeff Sessions issued a memorandum for all U.S. Attorneys (the “Sessions Memo”) rescinding certain past DOJ memoranda on cannabis law enforcement, including the Memorandum by former Deputy Attorney General James Michael Cole (the “Cole Memo”) issued on August 29, 2013, under President Obama’s administration. Describing the criminal enforcement of federal cannabis prohibitions against those complying with state cannabis regulatory systems as an inefficient use of federal investigative and prosecutorial resources, the Cole Memo gave federal prosecutors discretion not to prosecute against state law compliant cannabis companies in states that were regulating cannabis to avoid violating eight federal priorities such as avoiding youth usage. The Sessions Memo, which remains in effect, states that each U.S. Attorney’s Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute. As a result, federal prosecutors could and still can use their prosecutorial discretion to decide to prosecute even state-legal cannabis activities. Since the Sessions Memo was issued over three years ago, however, U.S. Attorneys have not prosecuted state law compliant entities.

Former Attorney General William Barr testified in his confirmation hearing on January 15, 2019, that he would not upset “settled expectations,” “investments,” or other “reliance interest[s]” arising as a result of the Cole Memo, and that he does not intend to use federal resources to enforce federal cannabis laws in states that have legalized cannabis “to the extent people are complying with the state laws.” He stated: “My approach to this would be not to upset settled expectations and the reliance interest that have arisen as a result of the Cole Memorandum and investments have been made and so there has been reliance on it, so I don’t think it’s appropriate to upset those interests.” He also implied that the CSA’s prohibitions of cannabis may be null in states that have legalized cannabis: “[T]he current situation … is almost like a back door nullification of federal law.” Industry observers generally have not interpreted Attorney General Barr’s comments to suggest that the DOJ would proceed with cases against participants who entered the state-legal industry after the Cole Memo had been rescinded.

President Biden, at the time he won the Democratic Party nomination for President, affirmed that his administration would seek to “[d]ecriminalize marijuana use and legalize marijuana for medical purposes at the federal level”; “allow states to make their own decisions about legalizing recreational use”; and “automatically expunge all past marijuana convictions for use and possession.” While his promise to decriminalize marijuana likely would mean that the federal government would not criminally enforce the Schedule II status against state legal entities, the implications are not entirely clear. Although the U.S. Attorney General could order federal prosecutors not to interfere with cannabis businesses operating in compliance with states’ laws, the President alone cannot legalize medical cannabis, and as states have demonstrated, legalizing medical cannabis can take many different forms. While rescheduling cannabis to CSA Schedule II would ease certain research restrictions, it would not make the state medical or adult use programs federally legal. Additionally, President Biden has not appointed any known proponents of cannabis legalization to the Office of National Drug Control Policy transition team. Furthermore, while industry observers are hopeful that changes in Congress, along with a Biden presidency, will increase the chances of banking reform, such as the SAFE Banking Act, we cannot provide assurances that a bill legalizing cannabis would be approved by Congress.

Federal prosecutors have significant discretion, and no assurance can be given that the federal prosecutor in each judicial district where we make a loan will not choose to strictly enforce the federal laws governing cannabis manufacturing or distribution. Any change in the federal government’s enforcement posture with respect to state-licensed cultivation of cannabis, including the enforcement postures of individual federal prosecutors in judicial districts where we make our loans, would result in our inability to execute our business plan, and we would likely suffer significant losses with respect to our loans to cannabis industry participants in the United States, which would adversely affect our operations, cash flow and financial condition.

We believe that the basis for the federal government’s perceived détente with the cannabis industry extends beyond the strong public sentiment and ongoing prosecutorial discretion. Since 2014, versions of the U.S. omnibus spending bill have included a provision prohibiting the DOJ, which includes the Drug Enforcement Administration, from using appropriated funds to prevent states from implementing their medical-use cannabis laws. In USA vs. McIntosh, the U.S. Court of Appeals for the Ninth Circuit held that the provision prohibits the DOJ from spending funds to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. The court noted that, if the provision were not continued, prosecutors could enforce against conduct occurring during the statute of limitations even while the provision were previously in force. Other courts that have considered the issue have ruled similarly, although courts disagree about which party bears the burden of proof of showing compliance or noncompliance with state law.

Our loans do not prohibit our borrowers from engaging in the cannabis business for adult-use that is permissible under state and local laws. Consequently, certain of our borrowers currently (and may in the future) cultivate adult-use cannabis with the proceeds of our loans, if permitted by such state and local laws now or in the future. This could subject our borrowers to greater and/or different federal legal and other risks as compared to businesses where cannabis is cultivated exclusively for medical use, which could materially adversely affect our business.

Our ability to grow our business depends on current state laws pertaining to the cannabis industry. New laws that are adverse to our borrowers may be enacted at the federal or state level, and current favorable state or national laws or enforcement guidelines relating to cultivation, production and distribution of cannabis may be modified or eliminated in the future, which would impede our ability to grow our business under our current business plan and could materially adversely affect our business.

Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level, along with no significant adverse regulatory efforts at the federal level. The status quo of, or progress in, the regulated cannabis industry, while encouraging, is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact and can delay the legislative and regulatory processes. For example, many states that legalized medical-use and/or adult-use cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. In addition, burdensome regulations at the state level could slow or stop further development of the medical-use and/or adult-use cannabis industry, such as limiting the medical conditions for which medical-use cannabis can be recommended, restricting the form in which medical-use or adult-use cannabis can be consumed, or imposing significant taxes on the growth, processing and/or retail sales of cannabis, each of which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses, including our borrowers, to operate profitably in those states. Any one of these factors could slow or halt additional legislative authorization of cannabis, which could harm our business prospects.

FDA regulation of cannabis could negatively affect the cannabis industry, which would directly affect our financial condition.

Should the federal government legalize cannabis for adult-use and/or medical-use, it is possible that the U.S. Food and Drug Administration (the “FDA”), would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Indeed, after the U.S. government removed hemp and its extracts from the CSA as part of the Agriculture Improvement Act of 2008, then FDA Commissioner Scott Gottlieb issued a statement reminding the public of the FDA’s continued authority “to regulate products containing cannabis or cannabis-derived compounds under the Federal Food, Drug and Cosmetic Act (the “FD&C Act”) and section 351 of the Public Health Service Act.” He also reminded the public that “it’s unlawful under the FD&C Act to introduce food containing added cannabidiol (“CBD”) or tetrahydrocannabinol (“THC”) into interstate commerce, or to market CBD or THC products, as, or in, dietary supplements, regardless of whether the substances are hemp-derived,” and regardless of whether health claims are made, because CBD and THC entered the FDA testing pipeline as the subject of public substantial clinical investigations for GW Pharmaceuticals’ Sativex (THC and CBD) and Epidiolex (CBD). The memo added that, prior to introduction into interstate commerce, any cannabis product, whether derived from hemp or otherwise, marketed with a disease claim (e.g., therapeutic benefit, disease prevention, etc.) must first be approved by the FDA for its intended use through one of the drug approval pathways. Notably, the FDA can look beyond the product’s express claims to find that a product is a “drug.” The definition of “drug” under the FDCA includes, in relevant part, “articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals” as well as “articles intended for use as a component of [a drug as defined in the other sections of the definition].” 21 U.S.C. § 321(g)(1). In determining “intended use,” the FDA has traditionally looked beyond a product’s label to statements made on websites, on social media, or orally by the company’s representatives.

While the FDA has not yet enforced against the cannabis industry, it has sent numerous warning letters to sellers of CBD products making health claims. The FDA could turn its attention to the cannabis industry. In addition to requiring FDA approval of cannabis products marketed as drugs, the FDA could issue rules and regulations including certified good manufacturing practices related to the growth, cultivation, harvesting and processing of cannabis. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. Cannabis facilities are currently regulated by state and local governments. In the event that some or all of these federal enforcement and regulations are imposed, we do not know what the impact would be on the cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we or our borrowers are unable to comply with the regulations or registration as prescribed by the FDA, we and/or our borrowers may be unable to continue to operate our and their business in its current form or at all.

We and our borrowers may have difficulty accessing the service of banks and other financial institutions, and we may be limited in our ability to provide debt to participants in the cannabis industry, which could materially and adversely affect our business, financial condition, liquidity and results of operations.

Certain financial transactions involving proceeds from the trafficking of cannabis can form a basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Previous guidance issued by the Financial Crimes Enforcement Network, a division of the U.S. Department of the Treasury, clarified how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. While the federal government has not initiated financial crimes prosecutions against state-law compliant cannabis companies or their vendors, the government theoretically could, at least against companies in the adult-use markets. The continued uncertainty surrounding financial transactions related to cannabis activities may result in financial institutions discontinuing services to the cannabis industry or limit our ability to provide loans to the cannabis industry.

Consequently, those businesses involved in the regulated cannabis industry continue to encounter difficulty establishing banking relationships, which could increase over time. Our inability to maintain our current bank accounts or service our lending relationships would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The terms of our loans require that our borrowers make payments on such loans via check, ACH, or wire transfer. Only a small percentage of financial institutions in the United States currently provide banking services to licensed companies operating in the cannabis industry. The inability of our current and potential borrowers to open accounts and continue using the services of banks will limit their ability to enter into debt arrangements with us or may result in their default under our debt agreements, either of which could materially harm our business, operations, cash flow and financial condition.

Laws and regulations affecting the regulated cannabis industry are continually changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations have been evolving rapidly and are subject to varied interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan and could negatively impact our borrowers or prospective borrowers, which in turn could negatively impact our business. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We can know neither the nature of any future laws, regulations, interpretations or applications nor the effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. For example, if cannabis is no longer illegal under federal law, we may experience a significant increase in competition. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

Applicable state laws may prevent us from maximizing our potential income.

Depending on the state, and the laws of that particular state, we may not be able to fully realize our potential to generate profit. For example, some states have residency requirements for those directly involved in the cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Loans to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states that have legalized cannabis. In July 2017, the DOJ issued a new policy directive regarding asset forfeiture, referred to as the “equitable sharing program.” This policy directive represents a reversal of DOJ’s policy under President Obama’s administration, and allows for forfeitures to proceed that are not in accord with the limitations imposed by state-specific forfeiture laws. This policy directive could lead to increased use of asset forfeitures by local, state and federal enforcement agencies. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, such as the cannabis facilities that are owned or utilized by our borrowers, our loans to our borrowers would likely be materially and adversely affected.

We may have difficulty accessing bankruptcy courts.

Because cannabis is illegal under federal law, federal bankruptcy protection is currently not available to parties who engage in the cannabis industry or cannabis-related businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts, and this could materially affect our business or our ability to obtain credit.

The loans we make may include Canadian entities within their corporate structure that have the ability to seek insolvency protections in Canada, which could materially and adversely affect our business.

The loans that we make may include U.S.-based companies operating in the cannabis industry with at least one Canadian entity within their corporate structure for the purpose of listing on the CSE. In May 2020, a U.S.-based cannabis company that is listed on the CSE filed for, and was granted, insolvency protection under the Companies’

Creditors Arrangement Act pursuant to Canadian law. If the applicable borrower obtains bankruptcy protections in Canada, it could restrict our ability, or create additional costs or delays involved in our efforts, to foreclose on the collateral, which will reduce the net proceeds realized and, thus, increase the potential for loss.

We may make loans that are secured by properties that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

We may make loans that are secured by properties that are, and will be, subject to various local laws and regulatory requirements, and we would be subject to such requirements if such collateral was foreclosed upon. Local property regulations may restrict the use of collateral or our ability to foreclose on the collateral. Among other things, these restrictions may relate to cultivation of cannabis, the use of water and the discharge of wastewater, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. Due to current statutory prohibitions, we will not own any real estate used in cannabis-related operations. While our loan agreements and related mortgages provide for foreclosure remedies, receivership remedies and/or other remedies that would allow us to cause the sale or other realization of real property collateral, the regulatory requirements and statutory prohibitions related to real property used in cannabis-related operations may cause significant delays or difficulties in realizing upon the expected value of such real property collateral. We make no assurance that existing regulatory policies will not materially and adversely affect the value of such collateral, or that additional regulations will not be adopted that would increase such potential material adverse effect. The negative affect on such collateral could have a material adverse effect on our business, financial condition, liquidity and results of operations.

If we foreclose on properties securing our loans, we may have difficulty selling the properties due to the nature of specialized industrial cultivation/processing cannabis properties and the potentially limited number of high-quality operators for such properties, as well as for retail/dispensary cannabis properties.

Specialized industrial cultivation/processing cannabis properties are highly specialized and require substantial investment to make them suitable for such uses. In addition, there may be a limited number of high-quality operators of specialized industrial cultivation/processing and retail/dispensary cannabis properties or a limited number of operators in a particular market that have completed the state-licensing process. As a result, if we foreclose on properties securing our loans, we may have difficulty selling such properties and may be forced to sell a property to a lower quality operator. To the extent there is a change in law or we are unable to find a suitable cannabis operator, we may be forced to sell a property at a loss to a party outside of the cannabis industry. Any of the foregoing could materially and adversely affect the value of our assets and our results of operations, financial condition and ability to pay dividends to our stockholders

Certain assets of our borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability.

Each state that has legalized cannabis in some form has adopted its own set of laws and regulations that differ from one another. In particular, laws and regulations differ among states regarding the collateralization or transferability of cannabis-related assets, such as cannabis licenses, cannabis inventory, and ownership interests in licensed cannabis companies. Some state laws and regulations where our borrowers operate may prohibit the collateralization or transferability of certain cannabis-related assets. Other states may allow the collateralization or transferability of cannabis-related assets, but with restrictions, such as meeting certain eligibility requirements, utilization of state receiverships, and/or upon approval by the applicable regulatory authority. Prohibitions or restrictions on our ability to acquire certain cannabis-related assets securing the loans of our borrowers could have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, if a borrower defaults on a loan from us and we seek to cause a sale of the collateral, the sales of such assets may be forced upon the borrower at such point when time may be of the essence. Therefore, the assets may be made available to a limited number of potential purchasers, and particularly in limited-license states in which we focus, the sales prices may be less than the prices obtained with more time in a larger market. As a result, the sale of such collateral may not result in sufficient proceeds to repay our loan and could have a material and adverse effect on our business, financial condition, liquidity and results of operations.

Liability relating to environmental matters may impact the value of properties that we may acquire upon foreclosure of the properties securing our loans.

To the extent we foreclose on properties securing our loans, we may be subject to environmental liabilities arising from such foreclosed properties. In particular, cannabis cultivation and manufacturing facilities may present environmental concerns of which we are not currently aware. Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. Accordingly, if environmental contamination exists on properties we acquire or develop after acquisition, we could become subject to liability for the contamination.

The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property securing one of our loans becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant loan held by us and our ability to make distributions to our stockholders.

If we foreclose on any properties securing our loans, the presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to any properties securing our loans could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

The market value of properties securing our loans acquired by us upon foreclosure may decrease if they cannot be used for cannabis related operations.

Properties used for cannabis operations, particularly cultivation and manufacturing facilities, are generally more valuable than if used for other purposes. If we foreclose on any properties securing our loans, our inability to sell the property to a licensed cannabis company for a similar use may significantly decrease the market value of the foreclosed property thereby having a material adverse effect on our business, financial condition, liquidity and results of operations.

Risks Related to Sources of Financing Our Business

Our growth depends on external sources of capital, which may not be available on favorable terms or at all.

We intend to grow by expanding our portfolio of loans, which we intend to finance primarily through newly issued equity or debt. We may not be in a position to take advantage of attractive lending opportunities for growth if we are unable, due to global or regional economic uncertainty, changes in the state or federal regulatory environment relating to our business, our own operating or financial performance or otherwise, to access capital markets on a timely basis and on favorable terms or at all. In addition, U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gain and certain non-cash income, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Because we intend to grow our business, this limitation may require us to raise additional equity or incur debt at a time when it may be disadvantageous to do so.

Our access to capital will depend upon a number of factors over which we have little or no control, including, but not limited to:

•        general economic or market conditions;

•        the market’s view of the quality of our assets;

•        the market’s perception of our growth potential;

•        the current regulatory environment with respect to our business; and

•        our current and potential future earnings and cash distributions.

If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance our loans to borrowers could be negatively impacted. In addition, while we do not consider our Company to be engaged in the cannabis industry, banks and other financial institutions may be reluctant to enter into lending transactions with us, particularly secured lending, because we invest in companies involved in the cultivation, manufacturing and sale of cannabis.

If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the loans we make. In addition, our ability to refinance all or any debt we may incur in the future, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future financial position, results of operations and cash flows, which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance any debt we may incur in the future, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.

Global economic, political and market conditions could have a significant adverse effect on our business, financial condition, liquidity and results of operations, including a negative impact on our ability to access the debt markets on favorable terms.

Downgrades by rating agencies to the U.S. government’s credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our loan portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our equity.

Deterioration in the economic conditions in the Eurozone and globally, including instability in financial markets, may pose a risk to our business. In recent years, financial markets have been affected at times by a number of global macroeconomic and political events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the potential effect of any European country leaving the Eurozone, the potential effect of the United Kingdom leaving the European Union, and market volatility and loss of investor confidence driven by political events. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

The Chinese capital markets have also experienced periods of instability over the past several years. The current political climate has also intensified concerns about a potential trade war between the U.S. and China in connection with each country’s recent or proposed tariffs on the other country’s products. These market and economic disruptions and the potential trade war with China have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations.

The current global financial market situation, as well as various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Additionally, the U.S. government’s credit and deficit concerns, the European sovereign debt crisis, and the potential trade war with China could cause interest rates to be volatile, which may negatively impact our ability to access the debt markets on favorable terms.

We may incur significant debt, which may subject us to restrictive covenants and increased risk of loss and may reduce cash available for distributions to our stockholders, and our governing documents contain no limit on the amount of debt we may incur.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our loan portfolio’s cash flow. Our governing documents contain no limit on the amount of debt we may incur, and we may significantly increase the amount of leverage we utilize at any time without approval of our stockholders. Leverage can enhance our potential returns but can also exacerbate our losses. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including, but not limited to, the risks that:

•        our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt we incur or we may fail to comply with all of the other covenants contained in such debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, and/or (iii) the loss of some or all of our assets to foreclosure or sale;

•        we may be unable to borrow additional funds as needed or on favorable terms, or at all;

•        to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•        our default under any loan with cross-default provisions could result in a default on other indebtedness;

•        incurring debt may increase our vulnerability to adverse economic and industry conditions with no assurance that loan yields will increase with higher financing costs;

•        we may be required to dedicate a substantial portion of our cash flow from operations to payments on the debt we may incur, thereby reducing funds available for operations, future business opportunities, stockholder distributions, including distributions currently contemplated or necessary to satisfy the requirements for REIT qualification, or other purposes; and

•        we are not able to refinance debt that matures prior to the loan it was used to finance on favorable terms, or at all.

There can be no assurance that a leveraging strategy will be successful. If any one of these events were to occur, our financial condition, results of operations, cash flow, and our ability to make distributions to our stockholders could be materially and adversely affected.

Interest rate fluctuations could increase our financing costs, which could lead to a significant decrease in our results of operations, cash flows and the market value of our loans.

Our primary interest rate exposures will relate to the financing cost of our debt. To the extent that our financing costs will be determined by reference to floating rates, the amount of such costs will depend on a variety of factors, including, without limitation, (i) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (ii) the level and movement of interest rates, and (iii) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating-rate debt would increase, while any additional interest income we earn on our floating-rate loans may not compensate for such increase in interest expense. At the same time, the interest income we earn on our fixed-rate loans would not change, the duration and weighted average life of our fixed-rate loans would increase and the market value of our fixed-rate loans would decrease. Similarly, in a period of declining interest rates, our interest income on floating-rate loans would decrease, while any decrease in the interest we are charged on our floating-rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed-rate debt would not change. Any such scenario could materially and adversely affect us.

Any bank credit facilities that we may use in the future to finance our operations may require us to provide collateral or pay down debt.

We may utilize bank credit facilities (including term loans and revolving facilities) to finance our loans if they become available on acceptable terms. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. If we cannot meet these requirements, lenders could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from it, which could materially and adversely affect our financial condition and ability to implement our investment strategy. In addition, if a lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of such loans. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of bank credit facilities may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to obtain leverage as fully as we would choose, which could reduce the return on our loans. If we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

In addition, there can be no assurance that we will be able to obtain bank credit facilities on favorable terms, or at all. Banks and other financial institutions may be reluctant to enter into lending transactions with us.

Adoption of the Basel III standards and other proposed supplementary regulatory standards may negatively impact our access to financing or affect the terms of our future financing arrangements.

In response to various financial crises and the volatility of financial markets, the Basel Committee on Banking Supervision adopted the Basel III standards several years ago to reform, among other things, bank capital adequacy, stress testing, and market liquidity risk. United States regulators have elected to implement substantially all of the Basel III standards and have even implemented rules requiring enhanced supplementary leverage ratio standards, which impose capital requirements more stringent than those of the Basel III standards for the most systematically significant banking organizations in the United States. Adoption and implementation of the Basel III standards and the supplemental regulatory standards adopted by United States regulators may negatively impact our access to financing or affect the terms of our future financing arrangements due to an increase in capital requirements for, and constraints on, the financial institutions from which we may borrow.

Moreover, in January 2019, the Basel Committee published its revised capital requirements for market risk, known as Fundamental Review of the Trading Book (“FRTB”), which are expected to generally result in higher global capital requirements for banks that could, in turn, reduce liquidity and increase financing and hedging costs. The impact of FRTB will not be known until after any resulting rules are finalized and implemented by the United States federal bank regulatory agencies.

Risks Related to Our Organization and Structure

Provisions in our Charter and our amended and restated bylaws (our “Bylaws”) may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our Charter and our Bylaws contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our Charter and Bylaws include, among others, provisions that:

•        authorize our Board, without stockholder approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of our preferred stock, debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our Board in its sole discretion may determine;

•        authorize “blank check” preferred stock, which could be issued by our Board without stockholder approval, subject to certain specified limitations, and may contain voting, liquidation, dividend and other rights senior to our common stock;

•        specify that only our Board, the chairman of our Board, our chief executive officer or president or, upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast, our secretary can call special meetings of our stockholders;

•        establish advance notice procedures for stockholder proposals to be brought before an annual or special meeting of our stockholders, including proposed nominations of individuals for election to our Board;

•        provide that a majority of directors then in office, even though less than a quorum, may fill any vacancy on our Board, whether resulting from an increase in the number of directors or otherwise; and

•        provide our Board the exclusive power to adopt, alter or repeal any provision of our Bylaws and to make new Bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Any provision of our Charter or Bylaws that has the effect of delaying or deterring a change in control could limit your opportunity to receive a premium for your shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock shall be deemed to have notice of and to have consented to the provisions of our Charter and Bylaws described above.

Our Board may approve the issuance of stock, including preferred stock, with terms that may discourage a third party from acquiring us.

Our Charter permits our Board, without any action by our stockholders, to authorize the issuance of stock in one or more classes or series. Our Board may also classify or reclassify any unissued shares of stock and set or change the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of any such stock, which rights may be superior to those of our common stock. Thus, our Board could authorize the issuance of shares of a class or series of stock with terms and conditions which could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our outstanding common stock might receive a premium for their shares over the then current market price of our common stock.

Certain provisions of the Maryland General Corporation Law, or MGCL, could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

We are a Maryland corporation and subject to the MGCL. Under the MGCL, certain “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as: (a) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the then-outstanding voting stock of a corporation; or (b) an affiliate or associate of a corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding stock of such corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the expiration of the five-year period described above, any business combination between a Maryland corporation and an interested stockholder must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least:

•        80% of the votes entitled to be cast by holders of the then-outstanding shares of voting stock of such corporation; and

•        two-thirds of the votes entitled to be cast by holders of voting stock of such corporation, other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The MGCL also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. By resolution of our Board, we have opted out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our Board (including a majority of directors who are not affiliates or associates of such persons).

In addition, under the MGCL, holders of our “control shares” (defined as voting shares of stock that, if aggregated with all other shares of stock owned or controlled by the acquirer, would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all interested shares. Our Bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that this exemption will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits our Board, without stockholder approval and regardless of what is currently provided in our Charter or Bylaws, to implement certain takeover defenses, such as a classified board, some of which we do not have.

Our Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, if any, and could discourage lawsuits against us and our directors, officers and employees, if any.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our Charter or Bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers, or employees, if any, which may discourage such lawsuits against us and our directors, officers, and employees, if any. Alternatively, if a court were to find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Ownership limitations contained in the Charter may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) at any time during the last half of a taxable year. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our Charter prohibits beneficial or constructive ownership by any person of more than a certain percentage, currently 9.8%, in value or by number of shares, whichever is more restrictive, of the outstanding shares of our common stock or 9.8% in value of our outstanding shares of all classes or series of our stock, which we refer to as the “ownership limits.” The constructive ownership rules under the Code and our Charter are complex and may cause shares of the outstanding common stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 9.8% of our outstanding common stock or all classes or series of our stock by a person could cause a person to own constructively in excess of 9.8% of the outstanding shares of our common stock or in excess of 9.8% of the outstanding shares of all class and series of our stock, respectively, and thus violate the ownership limits. There can be no assurance that our Board, as permitted in the Charter, will not decrease the ownership limits in the future. Any attempt to own or transfer shares of our common stock in excess of the ownership limits without the consent of our Board will result either in the shares in excess of the limit being transferred by operation of the Charter to a charitable trust, and the person who attempted to acquire such excess shares will not have any rights in such shares, or in the transfer being void. The ownership limits may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). In addition, we expect that, upon completion of this offering, our Board will grant conditional exceptions to the ownership limits to affiliates of our Sponsor, which may limit our Board’s power to increase the ownership limits or grant further exemptions in the future.

Maintenance of our exemption from registration under the Investment Company Act may impose significant limits on our operations. Your investment return in our common stock may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to conduct our operations so that we will be exempt from the provisions of the Investment Company Act pursuant to an exemption contained in 3(c)(5)(C) thereunder. The Investment Company Act provides certain protection to investors and imposes certain restrictions on registered investment companies (including, for example, limitations on the ability of registered investment companies to incur leverage), none of which will be applicable to us.

We rely on the exception set forth in Section 3(c)(5) of the Investment Company Act, which excludes from the definition of investment company “[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses . . . (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC generally requires that, for the exception provided by Section 3(c)(5) to be available, at least 55% of an entity’s assets be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying interests,” and at least another 25% of the entity’s assets must be comprised of additional qualifying interests or real estate-type interests (with no more than 20% of the entity’s assets comprised of miscellaneous assets).

We classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff. These no-action positions are based on specific factual situations that may be substantially different from the factual situations we may face. No assurance can be given that the SEC or its staff will concur with our classification of our assets. In addition, the SEC or its staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to reclassify our assets, we may no longer be in compliance with the exemption from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the applicable exemption under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

A failure by us to maintain this exemption would require us to significantly restructure our investment strategy. For example, because affiliated transactions are generally prohibited under the Investment Company Act, we would not be able to enter into transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate the business and pay distributions. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of such entity and liquidate its business.

Rapid and steep declines in the values of our real estate-related investments may make it more difficult for us to maintain our qualification as a REIT or exemption from the Investment Company Act.

If the market value or income potential of real estate-related investments declines as a result of increased interest rates or other factors, we may need to increase our real estate loans and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exemption from the Investment Company Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our Charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our Charter, our directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•        actual receipt of an improper benefit or profit in money, property or services; or

•        active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our Charter obligates us to indemnify each of our directors or officers who is or is threatened to be made a party to or witness in a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our Charter or that might exist with other companies, which could limit your recourse in the event of actions that are not in our best interests.

Future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and liquidity and disputes between us and our joint venture partners.

We may in the future make investments through joint ventures. Such joint venture investments may involve risks not otherwise present when we originate or acquire investments without partners, including the following:

•        we may not have exclusive control over the investment or the joint venture, which may prevent us from taking actions that are in our best interest;

•        joint venture agreements often restrict the transfer of a partner’s interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;

•        any future joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner’s interest or selling its interest to that partner;

•        we may not be in a position to exercise sole decision-making authority regarding the investment or joint venture, which could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;

•        a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

•        a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT and our exclusion or exemption from registration under the Investment Company Act;

•        a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture’s liabilities;

•        our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;

•        disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent our Manager and our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the joint venture to additional risk; or

•        we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to maintain our qualification as a REIT or our exclusion or exemption from registration under the Investment Company Act, even though we do not control the joint venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our future joint venture investments.

Risks Related to Our Relationship with Our Manager and its Affiliates

Our future success depends on our Manager and its key personnel and investment professionals. We may not find a suitable replacement for our Manager if our Management Agreement is terminated or if such key personnel or investment professionals leave the employment of our Manager or otherwise become unavailable to us.

We rely on the resources of our Manager to manage our day-to-day operations, as we do not separately employ any personnel. We rely completely on our Manager to provide us with investment advisory services and general management services. Each of our executive officers also serve as officers or employees of our Manager. Our Manager has significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success depends to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the officers, key personnel and investment professionals of our Manager as well as the information and deal flow generated by such individuals. The officers, key personnel and investment professionals of our Manager source, evaluate, negotiate, close and monitor our loans; therefore, our success depends on their continued service. The departure of any of the officers, key personnel and investment professionals of our Manager could have a material adverse effect on our business.

None of our officers are obligated to dedicate any specific portion of their time to our business. Each of them may have significant responsibilities for other investment vehicles managed by affiliates of our Manager. As a result, the time these individuals may be able to devote to the management of our business could be limited. Further, when there are turbulent conditions in the real estate markets or distress in the credit markets, the attention of our Manager’s personnel and our executive officers and the resources of our Manager may also be required by other investment vehicles managed by affiliates of our Manager.

In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager’s officers, key personnel and investment professionals due to the termination of the Management Agreement, our Manager being acquired, or due to other circumstances. Currently, we are managed by our Board and our officers and by our Manager, as provided for under our Management Agreement. The initial term of the Management Agreement will expire on May 1, 2024, and will be automatically renewed for one-year terms thereafter unless otherwise terminated. Furthermore, our Manager may decline to renew the Management Agreement with 90 days’ written notice prior to the expiration of the renewal term. If the Management Agreement is terminated and we are unable to find a suitable replacement for our Manager, we may not be able to execute its investment strategy.

Our growth depends on the ability of our Manager to make loans on favorable terms that satisfy our investment strategy and otherwise generate attractive risk-adjusted returns initially and consistently from time to time.

Our ability to achieve our investment objective depends on our ability to grow, which depends, in turn, on the management and investment teams of our Manager and their ability to identify and to make loans on favorable terms in accordance with our investment strategy as well as on our access to financing on acceptable terms. The demands on the time of the professional staff of our Manager will increase as our portfolio grows and the management of our existing portfolio may divert our Manager’s attention from future potential loans or otherwise slow our rate of investment. Our Manager may be unable to successfully and efficiently integrate new loans into our existing portfolio or otherwise effectively manage our assets or our future growth effectively. We cannot assure you that our Manager will be able to hire, train, supervise, manage and retain new officers and employees to manage future growth effectively, and any such failure could have a material adverse effect on our business. The failure to consummate loans on advantageous terms without substantial expense or delay would impede our growth, would negatively affect our results of operations and our ability to generate cash flow and make distributions to our stockholders, and could cause the value of our common stock to decline.

There are various conflicts of interest in our relationship with our Manager that could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with our Manager and its affiliates. We are managed by our Manager, and our executive officers are employees of our Manager. There is no guarantee that the policies and procedures adopted by us, the terms and conditions of the Management Agreement or the policies and procedures adopted by our Manager and its affiliates, will enable us to identify, adequately address or mitigate these conflicts of interest.

Some examples of conflicts of interest that may arise by virtue of our relationship with our Manager include:

Manager’s advisory activities.    While our Manager and its affiliates have agreed that for so long as our Manager is managing us, neither it nor any of its affiliates will sponsor or manage any other mortgage REIT that invests primarily in loans of the same kind as our Company, our Manager and its affiliates may otherwise manage other investment vehicles that have investment objectives that compete or overlap with, and may from time to time invest in, our target asset classes. This may apply to existing investment vehicles or investment vehicles that may be organized in the future. Consequently, we, on the one hand, and these other investment vehicles, on the other hand, may from time to time pursue the same or similar loan opportunities. To the extent such other investment vehicles seek to acquire the same target assets as us, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. Our Manager or its affiliates may also give advice to such other investment vehicles that may differ from the advice given to us even though their investment objectives may be the same or similar to ours.

Allocation of loans.    Our Manager and its affiliates endeavor to allocate loan opportunities in a fair and equitable manner, subject to their internal policies. The internal policies of our Manager and its affiliates, which may be amended without our consent, are intended to enable us to share equitably with any other investment vehicles that are managed by our Manager or affiliates of our Manager. In general, loan opportunities are allocated taking into consideration various factors, including, among others, the relevant investment vehicles’ available capital, their investment objectives or strategies, their risk profiles and their existing or prior positions in a borrower or particular loan, their potential conflicts of interest, the nature of the opportunity and market conditions, as well as the rotation of loan opportunities. Nevertheless, it is possible that we may not be given the opportunity to participate in certain loans made by investment vehicles managed by our Manager or affiliates of our Manager. In addition, there may be conflicts in the allocation of loan opportunities among us and the investment vehicles that our Manager or affiliates of our Manager manage in the future.

Co-investments.    Other investment vehicles managed by our Manager or affiliates of our Manager may co-invest with us or hold positions in a loan where we have also invested, including by means of splitting commitments, participating in loans or other means of syndicating loans. Such loans may raise potential conflicts of interest between us and such other investment vehicles. To the extent such investment vehicles seek to acquire the same target assets as us, subject to the internal policies of our Manager and its affiliates described above, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. In such circumstances, the size of the investment opportunity in loans otherwise available to us may be less than it would otherwise have been, and we may participate in such opportunities on different and potentially less favorable economic terms than such other parties if our Manager deems such participation as being otherwise in our best interests. Furthermore, when such other investment vehicles have interests or requirements that do not align with our interests, including differing liquidity needs or desired investment horizons, conflicts may arise in the manner in which any voting or control rights are exercised with respect to the relevant borrower, potentially resulting in an adverse impact on us. If we participate in a co-investment with an investment vehicle managed by our Manager or an affiliate of our Manager and such vehicle fails to fund a future advance on a loan, we may be required to, or we may elect to, cover such advance and invest additional funds. In addition, if we and such other investment vehicles invest in different classes or types of debt, equity or other investments relating to the same borrower, actions may be taken by such other investment vehicles that are adverse to our interests, including, but not limited to, during a work-out, restructuring or insolvency proceeding or similar matter occurring with respect to such loan.

Loans in which other investment vehicles managed by our Manager or affiliates of our Manager hold different loans.    We may invest in, acquire, sell assets to or provide financing to investment vehicles managed by our Manager or affiliates of our Manager and their borrowers or purchase assets from, sell assets to, or arrange financing from any such investment vehicles and their borrowers. Any such transactions will require approval by a majority of our independent directors. There can be no assurance that any procedural protections will be sufficient to ensure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm’s-length transaction.

Fees and expenses.    We will be responsible for certain fees and expenses as determined by our Manager, including due diligence costs, legal, accounting and financial advisor fees and related costs, incurred in connection with evaluating and consummating loan opportunities, regardless of whether such loans are ultimately consummated by the parties thereto.

The ability of our Manager and its officers and employees to engage in other business activities may reduce the time our Manager spends managing our business and may result in certain conflicts of interest.

Certain of our officers and directors and the officers and other personnel of our Manager also serve or may serve as officers, directors or partners of certain affiliates of our Manager, as well as investment vehicles sponsored by such affiliates, including investment vehicles or managed accounts not yet established, whether managed or sponsored by affiliates or our Manager. Accordingly, the ability of our Manager and its officers and employees to engage in other business activities may reduce the time our Manager spends managing our business. These activities could be viewed as creating a conflict of interest insofar as the time and effort of the professional staff of our Manager and its officers and employees will not be devoted exclusively to our business; instead, it will be allocated between our business and the management of these other investment vehicles.

In the course of our investing activities, we pay Base Management Fees to our Manager and will reimburse our Manager for certain expenses it incurs. As a result, investors in our common stock will invest on a “gross” basis and receive any distributions on a “net” basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct loans. As a result of this arrangement, our Manager’s interests may be less aligned with our interests.

Our Management Agreement with our Manager was not negotiated on an arm’s-length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party, and the manner of determining the Base Management Fees may not provide sufficient incentive to our Manager to maximize risk-adjusted returns for our portfolio since it is based on the book value of our equity per annum and not on our performance.

We rely completely on our Manager to provide us with investment advisory and general management services. Our executive officers also serve as officers or employees of our Manager. Our Management Agreement was negotiated between related parties and their terms, including fees payable, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

We pay our Manager Base Management Fees regardless of the performance of our portfolio. Pursuant to the terms of our Management Agreement, our Manager receives Base Management Fees that are calculated and payable quarterly in arrears in cash, in an amount equal to 0.375% (1.50% on an annualized basis) of our Equity, subject to certain adjustments, including any agency fees relating to our loans, but excluding the Incentive Compensation and any diligence fees paid to and earned by our Manager and paid by third parties in connection with our Manager’s due diligence of potential loans. Such Base Management Fees will be calculated and payable quarterly in arrears in cash, subject to certain adjustments. Our Manager’s entitlement to the Base Management Fees, which are not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking loans that provide attractive risk-adjusted returns for our portfolio. Further, the Base Management Fee structure gives our Manager the incentive to maximize the book value of our equity raised by the issuance of new equity securities or the retention of existing equity value, regardless of the effect of these actions on existing stockholders. In other words, the Base Management Fee structure will reward our Manager primarily based on the size of our equity raised and not necessarily on our financial returns to stockholders. This in turn could hurt both our ability to make distributions to our stockholders and the market price of our common stock.

The Incentive Compensation payable to our Manager under the Management Agreement may cause our Manager to select riskier loans to increase its Incentive Compensation.

In addition to the Base Management Fees, our Manager is entitled to receive Incentive Compensation under our Management Agreement. Under our Management Agreement, we pay Incentive Compensation to our Manager based upon our achievement of targeted levels of Core Earnings. “Core Earnings” is generally defined in our Management Agreement as, for a given period, the net income (loss) computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) the Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income (loss); provided that Core Earnings does not exclude, in the case of loans with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, and (v) one-time events pursuant to changes in GAAP and certain non-cash charges after discussions between our Manager and our independent directors and after approval by a majority of such independent directors.

In evaluating loans and other management strategies, the opportunity to earn Incentive Compensation based on Core Earnings and realized profits, as applicable, may lead our Manager to place undue emphasis on the maximization of Core Earnings and realized profits at the expense of other criteria, such as preservation of capital, in order to achieve higher Incentive Compensation. Loans with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our loan portfolio.

Terminating our Management Agreement for unsatisfactory performance of our Manager or electing not to renew the Management Agreement may be difficult, and terminating our Management Agreement in certain circumstances requires payment of a substantial termination fee.

Terminating our Management Agreement without cause is difficult and costly. Our independent directors and the Audit Committee of our Board will review our Manager’s performance and the applicable Base Management Fees and Incentive Compensation at least annually. Upon 90 days’ written notice prior to the expiration of any renewal term, our Management Agreement may be terminated upon the affirmative vote of at least a majority of our independent directors, based upon unsatisfactory performance by our Manager that is materially detrimental to us. The Management Agreement provides that upon any termination as described in the foregoing, we would pay our Manager a Termination Fee equal to three times the sum of the annualized average quarterly Base Management Fees and annualized average quarterly Incentive Compensation received from us during the 24-month period immediately preceding the most recently completed fiscal quarter prior to such termination. This provision increases the cost to us of terminating the Management Agreement and adversely affects our ability to terminate our Manager without cause.

Even if we terminate our Management Agreement for cause, we may be required to continue to retain our Manager for 30 days following the occurrence of events giving rise to a for-cause termination.

While we have the right to terminate our Management Agreement for cause without paying a Termination Fee, we must provide 30 days’ notice to our Manager in advance of any such termination, including in the event of our Manager’s fraud, misappropriation of funds, embezzlement or bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties. As a result, we would be forced to continue to pay our Manager during such 30-day period and we may not be able to find a suitable replacement for our Manager during this period or, if we were able to find a suitable replacement, we may be required to compensate the new manager while continuing to pay our terminated Manager during this 30-day period, unless our Manager waives the notice requirement. This could have an adverse effect on our business and operations, which could adversely affect our operating results and our ability to make distributions to our stockholders. See “Our Manager and our Management Agreement — Management — Termination for Cause” for additional information regarding a for-cause termination of our Management Agreement.

Our Manager manages our portfolio in accordance with very broad investment guidelines and our Board does not approve each loan and financing decision made by our Manager, which may result in us making riskier loans than those currently comprising our existing portfolio.

While our Board periodically reviews our loan portfolio, it does not review all proposed loans. In addition, in conducting periodic reviews, such directors may rely primarily on information provided to them by our Manager. Our Investment Guidelines (as defined below) may be changed from time to time upon recommendation by our Manager and approval by a majority of our Board (which must include a majority of the independent directors of our Board) and our Manager, without stockholders’ consent. Furthermore, our Manager may use complex strategies and loans entered into by our Manager that may be difficult or impossible to unwind by the time they are reviewed by our Board. Our Manager has great latitude in determining the types of loans that are proper for us, which could result in loan returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. In addition, our Manager is not subject to any limits or proportions with respect to the mix of target investments that we make or that we may in the future acquire other than as necessary to maintain our exemption from registration under the Investment Company Act and our qualification as a REIT. Decisions made and loans entered into by our Manager may not fully reflect your best interests.

Our Manager may change its investment process, or elect not to follow it, without the consent of our stockholders and at any time, which may adversely affect the performance of our portfolio.

Our Manager may change its investment process without the consent of our stockholders and at any time. In addition, there can be no assurance that our Manager will follow its investment process in relation to the identification and underwriting of prospective loans. Changes in our Manager’s investment process may result in inferior, among other things, due diligence and underwriting standards, which may adversely affect the performance of our portfolio.

While we believe that we benefit from the expertise and experience of our Manager’s key personnel and investment professionals, we have a limited operating history and our Manager has not previously managed a REIT.

We believe that we will benefit from the extensive and diverse expertise and significant financing industry experience of the key personnel and investment professionals of our Manager and its affiliates. However, investors should understand that we and our Manager are recently formed entities that have limited prior operating history upon which to evaluate our and our Manager’s likely performance and we and our Manager have not previously managed a REIT.

In addition to other analytical tools, our Manager may utilize financial models to evaluate loan opportunities, the accuracy and effectiveness of which cannot be guaranteed.

In addition to other analytical tools, our Manager may utilize financial models to evaluate loan opportunities, the accuracy and effectiveness of which cannot be guaranteed. In all cases, financial models are only estimates of future results which are based upon assumptions made at the time that the projections are developed. There can be no assurance that our Manager’s projected results will be attained and actual results may vary significantly from the projections. General economic and industry-specific conditions, which are not predictable, can have an adverse impact on the reliability of projections.

Our Manager’s and its affiliates’ liability is limited under the Management Agreement, and we have agreed to indemnify our Manager against certain liabilities. As a result, we could experience poor performance or losses for which our Manager and its affiliates would not be liable.

Pursuant to the Management Agreement, our Manager does not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our Board in following or declining to follow its advice or recommendations. Under the terms of the Management Agreement, our Manager, its affiliates, and any of their respective members, stockholders, managers, partners, trustees, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager (collectively, the “Manager Parties”) will not be liable to us for acts or omissions performed in accordance with and pursuant to the Management Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the relevant Management Agreement. In addition, we have agreed to indemnify the Manager Parties with respect to all losses, damages, liabilities, demands, charges and claims of any nature whatsoever, and any and all expenses, costs and fees related thereto, arising from acts or omissions of the Manager Parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Management Agreement. We have also entered into indemnification agreements with the members of the Manager’s Investment Committee to indemnify and advance certain fees, costs and expenses to such individuals, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements. These protections may lead our Manager to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Risks Related to Our Taxation as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code, and regulations promulgated by the U.S. Treasury Department thereunder (“Treasury Regulations”) as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. In addition, while we intend to take the position that we and certain of our affiliates are treated as separate entities for purposes of determining whether we qualify as a REIT, there can be no guarantee that the IRS will agree with our position. If we and certain of our affiliates are treated as the same entity for this purpose, we may not qualify as a REIT. Furthermore, future legislation, new regulations, administrative interpretations or court decisions may significantly change the U.S. tax laws or the application of the U.S. tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

•        we would not be allowed a deduction for distributions paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•        we could be subject to increased state and local taxes; and

•        unless we are entitled to relief under statutory provisions, we would not be able to re-elect to be taxed as a REIT for four taxable years following the year in which we were disqualified.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions to remain qualified as a REIT for U.S. federal income tax purposes. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand its business and raise capital, and it would adversely affect the value of our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, in order to meet the REIT qualification requirements or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold certain assets through one or more to-be-formed taxable REIT subsidiaries that will be subject to corporate-level income tax at regular rates. In addition, if we lend money to a taxable REIT subsidiary (including loans to partnerships or limited liability companies in which a taxable REIT subsidiary owns an interest), the taxable REIT subsidiary may be unable to deduct all or a portion of the interest paid to us, which could result in an increased corporate-level tax liability. Any of these taxes would decrease cash available for distribution to our stockholders.

REIT distribution requirements could adversely affect our ability to exercise our business plan and liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering) to satisfy our REIT distribution requirements, even though there are attractive lending opportunities that may be available. To qualify as a REIT, we must distribute to our stockholders at least 90% of our net taxable income each year, without regard to the deduction for dividends paid and excluding capital gains and certain non-cash income. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income, including any net capital gain. We intend to make distributions to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. In addition, if the IRS were to disallow certain of our deductions, such as management fees, depreciation or interest expense, by alleging that we, through our business operations and/or loan agreements with state-licensed cannabis borrowers, are subject to Section 280E of the Code or otherwise, we could be unable to meet the distribution requirements and would fail to qualify as a REIT. Likewise, any governmental fine on us would not be deductible, and the inability to deduct such fines could cause us to be unable to satisfy the distribution requirement.

The insufficiency of our cash flows to cover its distribution requirements could have an adverse impact on its ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain its REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our equity. In such cases, our stockholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable stock distributions is not entirely clear, and it is possible the taxable stock distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive loans.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets and the amounts we distribute to our stockholders. In order to meet these tests, we may be required to forego loans that we might otherwise make or liquidate loans we might otherwise continue to hold. Thus, compliance with the REIT requirements may hinder our performance by limiting our ability to make and/or maintain ownership of certain otherwise attractive loans.

Temporary investment of the net offering proceeds of the offering in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset qualifications, but only during the one-year period beginning on the date we receive such net offering proceeds. If we are unable to invest a sufficient amount of the net proceeds of this offering in qualifying real estate assets within such one-year period, we could fail to satisfy the gross income tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy such income test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT.

The tax on prohibited transactions will limit our ability to engage in certain loans involving the sale or other disposition of property or that would otherwise subject us to a 100% penalty tax.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business. Although we do not intend to hold a significant amount of assets as inventory or primarily for sale to customers in the ordinary course of our business, the characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances. The Code provides a safe harbor that, if met, allows a REIT to avoid being treated as engaged in a prohibited transaction. We may sell certain assets in transactions that do not meet all of the requirements of such safe harbor if we believe the transaction would nevertheless not be a prohibited transaction based on an analysis of all of the relevant facts and circumstances. If the IRS were to successfully argue that such a sale was in fact a prohibited transaction, we would be subject to a 100% penalty tax with respect to such sale. In addition, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales, even though the sales might otherwise be beneficial to it.

Legislative, regulatory or administrative tax changes related to REITs could materially and adversely affect our business.

At any time, the U.S. federal income tax laws or Treasury Regulations governing REITs, or the administrative interpretations of those laws or regulations, may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs generally do not qualify for reduced tax rates applicable to qualified dividend income.

The maximum U.S. federal income tax rate for certain qualified dividends payable to individual U.S. stockholders is 20%. Dividends payable by REITs, however, are generally not qualified dividends and therefore are not eligible for taxation at the reduced rates. However, to the extent such dividends are attributable to certain dividends that we receive from a taxable REIT subsidiary or to income from a prior year that was retained by us and subject to corporate tax, such dividends generally will be eligible for the reduced rates that apply to qualified dividend income. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our equity. However, through the 2025 tax year, individual U.S. stockholders may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to qualified dividend income received by us, if any), which temporarily reduces the effective tax rate on these dividends to a maximum federal income tax rate of 29.6% for those years. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Stockholders are urged to consult tax advisers regarding the effect of this change on the effective tax rate with respect to REIT dividends.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must annually distribute to our stockholders at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain and certain non-cash income. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends,” unless we are a “publicly offered REIT,” which we currently are not, but expect to be following this offering. A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS’s position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment program inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends; therefore, if the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. While we believe that our operations will be structured in such a manner that we will not be treated as inadvertently paying preferential dividends, we can provide no assurance to this effect.

The ability of our Board to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

The Charter provides that our Board may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if our Board determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Complying with REIT requirements may limit our ability to hedge our operational risks effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge risks relating to its operations. Any income from a hedging transaction that we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made, if properly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests.

To the extent the business interest deductions of our subsidiaries, if any, are deferred or disallowed, our taxable income may exceed our cash available for distributions to stockholders.

Code Section 163(j) limits the deductibility of “business interest” for both individuals and corporations. Certain real property trades or businesses are permitted to elect out of this limitation, but we do not expect it to be available to us. To the extent our interest deductions or those of our subsidiaries, if any, are deferred or disallowed under Code Section 163(j) or any other provision of law, our taxable income may exceed our cash available for distribution to our stockholders. As a result, there is a risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized.

Risks Related to Ownership of Our Common Stock and This Offering

There has been no public market for our common stock prior to this offering, and you may not be able to resell our shares at or above the price you paid, or at all.

We have applied to have our shares of common stock listed on Nasdaq, but an active trading market for our common stock may never develop following this offering. If an active trading market for our common stock does not develop after this offering, the market price and liquidity of our common stock will be materially and adversely affected. You may not be able to sell your shares quickly or at the market price if trading in our common shares is not active. Negotiations between us and the underwriters will determine the offering price for our common stock and the offering price may bear no relationship to the market price for our common stock after this offering. In addition, the market price of our common stock may decline below the offering price. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

To the extent that such entities purchase shares in this offering, it would reduce the available public float for our shares because these entities may be restricted under the volume limitations of Rule 144 from selling the shares. As a result, any purchase of shares by such entities in this offering may reduce the liquidity of our common shares compared to what it would have been had these shares been purchased by investors that were not affiliated with us.

If you purchase shares of our common stock in this offering, you will experience immediate dilution.

The offering price of the share of our common stock is higher than the projected net tangible book value per share of our common stock outstanding upon the completion of the offering. Accordingly, if you purchase shares of our common stock in this offering, you will experience immediate dilution in the net tangible book value per share of our common stock. This means that investors that purchase shares of our common stock in this offering will pay a price per share of our common stock that exceeds the per common share net tangible book value of our assets. See “Dilution.”

As the principals of our significant stockholders and significant beneficial owners of our Manager, our founders can exert significant influence over our corporate actions and important corporate matters.

Upon the completion of this offering, our founders, Mr. Mazarakis, our Executive Chairman, Mr. Cappell, our Chief Executive Officer, and Dr. Bodmeier, our Co-President, will beneficially own approximately          % of our outstanding equity (or           % if the underwriters exercise their option to purchase additional shares in full). Our founders currently beneficially own          shares of our common stock. We also expect to sell approximately          shares of our common stock at the public offering price per share in a concurrent private placement to Mr. Mazarakis, our Executive Chairman, Mr. Cappell, our Chief Executive Officer, and Dr. Bodmeier, our Co-President. Our founders also own over          % of the outstanding equity of our Manager.

Our founders could therefore exert substantial influence over our corporate matters, such as electing directors and approving material mergers, acquisitions, strategic partnerships or other business combination transactions, as applicable. This concentration of ownership may discourage, delay or prevent a change in control which could have the dual effect of depriving our stockholders from an opportunity to receive a premium for their equity as part of a sale of our Company and otherwise reducing the price of such equity.

The market price for our common stock may be volatile, which could contribute to the loss of all or part of your investment.

Prior to this offering, there has not been a public market for our common stock. Accordingly, the initial public offering price for the shares of our common stock may not be indicative of the price that will prevail in the trading market, if any, that develops following this offering. If an active market for our common stock develops and continues, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

•        our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

•        changes in governmental policies, regulations or laws;

•        loss of a major funding source or inability to obtain new favorable funding sources in the future;

•        equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

•        actual, anticipated or perceived accounting or internal control problems;

•        publication of research reports about us, the real estate industry or the cannabis industry;

•        our value of the properties securing our loans;

•        changes in market valuations of similar companies;

•        adverse market reaction to any increased indebtedness we may incur in the future;

•        additions to or departures of the executive officers or key personnel supporting or assisting us from our Manager or its affiliates, including our Manager’s investment professionals;

•        speculation in the press or investment community about us or other similar companies;

•        our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

•        increases in market interest rates, which may lead investors to demand a higher distribution yield for our common stock (if we have begun to make distributions to our stockholders) and which could cause the cost of our interest expenses on our debt to increase;

•        failure to qualify or maintain our qualification as a REIT or exclusion from the Investment Company Act;

•        price and volume fluctuations in the stock market generally; and

•        general market and economic conditions, including the state of the credit and capital markets.

Any of the factors listed above could materially adversely affect your investment in our common stock, and our common stock may trade at prices significantly below the initial public offering price, which could contribute to a loss of all or part of your investment. In such circumstances the trading price of our common stock may not recover and may experience a further decline.

In addition, broad market and industry factors could materially adversely affect the market price of our common stock, irrespective of our operating performance. The stock market in general, and Nasdaq and the market for cannabis-related companies and REITs have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of ours, may not be predictable. A loss of investor confidence in the market for finance companies or for those companies in the cannabis industry or the stocks of other companies which investors perceive to be similar to us, the opportunities in the finance or cannabis market or the stock market in general, could depress our stock price regardless of our business, financial condition, results of operations or growth prospects.

The value of our equity securities could be materially and adversely affected by our level of cash distributions.

The value of the equity securities of a company whose principal business is similar to ours is based primarily upon investors’ perception of its growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the market value of its underlying assets. For that reason, our equity may be valued at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the price at which our equity could trade. Our failure to meet investors’ expectations with regard to future earnings and cash distributions likely would materially and adversely affect the valuation of our equity.

Future offerings of debt securities, which would rank senior to our common stock upon a bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the value of our stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. As the cannabis industry continues to evolve and to the extent that additional states legalize cannabis, we expect the demand for capital to continue to increase as operators seek to enter and build out new markets. We expect the principal amount of the loans we originate to increase and that we will need to raise additional equity and/or debt funds to increase our liquidity in the near future. Upon bankruptcy or liquidation, holders of our debt securities, lenders with respect to any of our borrowings and holders of our preferred stock, if any, will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the valuation of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the valuation of our common stock and diluting their ownership interest.

We may in the future pay distributions from sources other than our cash flow from operations, including borrowings, offering proceeds or the sale of assets, which means we will have less funds available for investments or less income-producing assets and your overall return may be reduced.

We may in the future pay distributions from sources other than from our cash flow from operations. We intend to fund the payment of regular distributions to our stockholders entirely from cash flow from our operations. However, we may from time to time not generate sufficient cash flow from operations to fully fund distributions to stockholders. Therefore, if we choose to pay a distribution, we may choose to use cash flows from financing activities, including borrowings (including borrowings secured by our assets) and net proceeds of this or a prior offering, from the sale of assets or from other sources to fund distributions to our stockholders.

To the extent that we fund distributions from sources other than cash flows from operations, including borrowings, offering proceeds or proceeds from asset sales, the value of your investment will decline, and such distributions may constitute a return of capital and we may have fewer funds available for the funding of loans or less income-producing assets and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder will be required to recognize capital gain.

There is a risk that you may not receive distributions as holders of our common stock or that such dividends may not grow over time.

We intend to make to make regular quarterly distributions to our stockholders, consistent with our intention to qualify as a REIT for U.S. federal income tax purposes. However, any future determination to actually pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant. We therefore cannot assure you that we will achieve investment results and other circumstances that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, an extended transition period for complying with new or revised accounting standards and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We will incur significant new costs as a result of becoming a public company, and such costs may increase when we cease to be an emerging growth company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the “Dodd-Frank Act”), the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations may significantly increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, our executive officers’ attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Furthermore, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate these costs with any degree of certainty. We could be an emerging growth company for up to five full fiscal years, although circumstances could cause us to lose that status earlier as discussed above, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

General Risk Factors

We rely on information technology in our operations, and security breaches and other disruptions in our systems could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our borrowers and business partners, including personally identifiable information of our borrowers and employees, if any, on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems or those of our borrowers for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation, damage to business relationships and regulatory fines and penalties. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Although we intend to implement processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, such measures will not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident. In addition, cybersecurity has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our business, liability to investors, regulatory intervention or reputational damage.

We could be subject to litigation filed by or against us, including class action litigation.

In the past, securities class action litigation has often been brought against a company following a period of volatility or decline in the market price of its securities.

Legal or governmental proceedings brought by or on behalf of third parties may adversely affect our financial results. Our investment activities may include activities that are hostile in nature and will subject it to the risks of becoming involved in such proceedings. The expense of defending claims against us and paying any amounts pursuant to settlements or judgments would be borne by us and would reduce net assets. Our Manager will be indemnified by us in connection with such proceedings, subject to certain conditions. Similarly, we may from time to time institute legal proceedings on behalf of ourselves or others, the ultimate outcome of which could cause us to incur substantial damages and expenses, which could have a material adverse effect on our business.

If securities analysts do not publish research or reports about our business or if they publish negative reports or downgrade our stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us, our business, our markets and our competitors. We do not control these analysts. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may materially adversely affect the market price of our common stock. Furthermore, if one or more of the analysts who do cover us downgrade our stock or if those analysts issue other unfavorable commentary about us or our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fails to regularly publish reports on us, we could lose visibility in the market and interest in our stock could decrease, which in turn could cause our stock price or trading volume to decline and may also impair our ability to expand our business with existing customers and attract new customers.

Future sales of our capital stock or other securities convertible into our capital stock could cause the value of our common stock to decline and could result in dilution of your shares of our common stock.

Our Board is authorized, without stockholder approval, to cause us to issue additional shares of our common stock and to raise capital through the creation and issuance of preferred stock, debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our Board in its sole discretion may determine.

Sales of substantial amounts of our capital stock or other securities convertible into our capital stock could cause the valuation of our capital stock to decrease significantly. We cannot predict the effect, if any, of future sales of our equity, or the availability of our equity for future sales, on the value of our equity. Sales of substantial amounts of our equity by any large stockholder, or the perception that such sales could occur, may adversely affect the valuation of our equity.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would materially adversely affect our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2021. When we lose our status both as an emerging growth company and a smaller reporting company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could materially adversely affect the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Changes to, or interpretations of, financial accounting standards may affect our results of operations and could cause us to change our business practices.

We prepare our consolidated financial statements in accordance with GAAP. These accounting principles are subject to interpretation by the FASB, the SEC and various bodies formed to interpret and create accounting rules and regulations. Changes in accounting rules can have a significant effect on our reported financial results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may materially adversely affect our financial results, including those contained in this filing, or the way we conduct our business.

If our assets are deemed to be plan assets, we may be exposed to liabilities under Title I of Employee Retirement Income Security Act of 1974, or ERISA, and the Code.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA or Section 4975 of the Code, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares of our common stock should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares of our common stock so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected.

Monetary policy actions by the United States Federal Reserve could adversely impact our financial condition.

We are affected by the fiscal and monetary policies of the United States Government and its agencies, including the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. After a long period of historically low interest rates, the Federal Reserve has begun raising interest rates and has indicated its intention to continue raising interest rates in the near to medium term. Changes in the federal funds rate as well as the other policies of the Federal Reserve affect interest rates, which have a significant impact on the demand for debt capital. Changes in fiscal and monetary policies are beyond our control, are difficult to predict and could materially adversely affect us.

Economic recessions or downturns could impair our borrowers and harm our operating results.

Because the operations of our borrowers are heavily dependent on retail sales, many of our borrowers may be susceptible to economic downturns or recessions and, during such periods, may be unable to satisfy their debt service obligations to us. Therefore, during these periods, our non-performing assets may increase and the value of our portfolio may decrease if we are required to write-down the values of our loans. Adverse economic conditions may also decrease the value of collateral securing some of our loans. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in our revenues, net income and asset values.

A borrower’s failure to satisfy financial or operating covenants imposed by us or other creditors could lead to defaults and, potentially, acceleration of the time when its debt obligations are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross-defaults under other agreements and jeopardize our borrower’s ability to meet its obligations under the loans that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting borrower.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this prospectus other than statements of current or historical facts are “forward-looking statements.” These forward-looking statements are based on our current intent, belief, expectations and views of future events. You can identify these forward-looking statements often, but not always, by words or phrases such as “can,” “could,” “continuing,” “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “ongoing,” “plan,” “predict,” “potential,” “project,” “should,” “seeks,” “believe,” “likely to” and similar words, phrases or expressions.

These statements are only predictions and involve estimates, known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of the factors discussed in “Risk Factors” beginning on page 22 of this prospectus and elsewhere in this prospectus. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•        use of proceeds of this offering;

•        our business and investment strategy;

•        the impact of COVID-19 on our business and the global economy;

•        the ability of our Manager to locate suitable loan opportunities for us, monitor and actively manage our loan portfolio and implement our investment strategy;

•        allocation of loan opportunities to us by our Manager;

•        our projected operating results;

•        actions and initiatives of the U.S. or state governments and changes to government policies and the execution and impact of these actions, initiatives and policies, including the fact that cannabis remains illegal under federal law;

•        the estimated growth in and evolving market dynamics of the cannabis market;

•        the demand for cannabis cultivation and processing facilities;

•        shifts in public opinion regarding cannabis;

•        the state of the U.S. economy generally or in specific geographic regions;

•        economic trends and economic recoveries;

•        the amount and timing of our cash flows, if any, from our loans;

•        our ability to obtain and maintain financing arrangements;

•        our expected leverage;

•        changes in the value of our loans;

•        our expected portfolio of loans;

•        our expected investment and underwriting process;

•        rates of default or decreased recovery rates on our loans;

•        the degree to which any interest rate or other hedging strategies may or may not protect us from interest rate volatility;

•        changes in interest rates and impacts of such changes on our results of operations, cash flows and the market value of our loans;

•        interest rate mismatches between our loans and our borrowings used to fund such loans;

•        the departure of any of the executive officers or key personnel supporting and assisting us from our Manager or its affiliates;

•        impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

•        our ability to maintain our exclusion or exemption from registration under the Investment Company Act;

•        our ability to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes;

•        estimates relating to our ability to make distributions to our stockholders in the future;

•        our understanding of our competition; and

•        market trends in our industry, interest rates, real estate values, the securities markets or the general economy.

You should read this prospectus and the documents that we refer to in this prospectus completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in a rapidly evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all the risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $            million, based on an assumed initial public offering price of $       per share, which is the mid-point of the estimated offering price range set forth on the front cover of this prospectus (or approximately $            million if the underwriters exercise their over-allotment option in full). We estimate that the net proceeds to us from the concurrent private placement of shares will be approximately $            , assuming an offering price per share of $             , which represents the mid-point of the estimated initial public offering price range as set forth on the cover page of the prospectus.

A $1.00 increase or decrease in the assumed initial public offering price of $       per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, and the shares offered by us in the concurrent private placement, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $            million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds received from this offering and the concurrent private placement (i) to fund loans related to unfunded commitments to existing borrowers in an aggregate principal amount of approximately $24.0 million, (ii) to fund additional amounts to existing borrowers in the amount of $9.5 million, (iii) to originate and participate in loans and investments that are consistent with our investment strategy as described in the table below and (iv) for working capital and other general corporate purposes. We expect that at least 75% of our net proceeds received from this offering will be used as specified in clauses (i), (ii) and (iii) of the foregoing sentence.

Loans Expected to Be Funded with Net Proceeds and Currently Contemplated Characteristics(1)

Loan	Approximate Principal Amount	OID	Cash Interest(2)		PIK Interest(2)	Floating Rate Interest (Y/N)	Amortization During Term (Y/N)	Prepayment Penalty (Y/N)	Unused Loan Fee	Real Estate Collateral Coverage
Unfunded Commitment Loan 4	$5,000,000	1.5%	13.00%		1.0%	N	Y	Y	0.0%	1.2x
Unfunded Commitment Loan 5	$6,000,000	1.0%	P + 10.00	%(3)	0.0%	Y	N	Y	0.0%	2.4x
Unfunded Commitment Loan 6	$4,000,000	0.0%	P + 10.75	%(3)	4.0%	Y	Y	Y	0.0%	2.1x
Unfunded Commitment Loan 7	$2,994,952	0.0%	P + 11.75	%(3)	2.0%	Y	Y	Y	0.0%	1.8x
Unfunded Commitment Loan 8	$2,052,205	2.0%	P + 9.25	%(3)	2.0%	Y	Y	Y	4.5%	1.8x
Unfunded Commitment Loan 11	$500,000	4.0%	P + 11.00	%(3)	0.0%	Y	Y	Y	0.0%	1.0x
Unfunded Commitment Loan 13	$2,000,000	0.0%	P + 12.25	%(3)	0.0%	Y	Y	Y	0.0%	0.2x
Term Sheet 2(5)	$8,000,000	0.0%	13.0%		0.0%	N	Y	Y	3.0%	1.7x
Term Sheet 3	$20,000,000	2.0%	P + 8.75	%(3)	3.0%	Y	Y	Y	0.0%	2.0x
Term Sheet 4	$10,000,000	0.0%	P + 10.00	%(3)	0.0%	Y	N	Y	0.0%	1.4x
Term Sheet 5	$6,000,000	0.0%	10.5%		1.0%	N	N	Y	0.0%	1.4x
Term Sheet 6	$6,000,000	0.0%	12.0%		2.0%	N	N	Y	0.0%	2.8x
Term Sheet 7	$20,000,000	2.0%	P + 8.75	%(3)	3.0%	Y	Y	Y	0.0%	≥1.0x
Sole Discretion Advance Loan 8(4)	$8,000,000	1.0%	13.3%		4.0%	N	Y	Y	0.0%	1.6x
Sole Discretion Advance Loan 9(4)	$1,500,000	0.0%	P + 9.00	%(3)	0.0%	Y	Y	Y	0.0%	1.8x

____________

(1)      The above table provides a summary of various unfunded commitments and fully-executed, non-binding term sheets, each relating to current or anticipated financing arrangements we intend to fund utilizing proceeds from this offering, subject to customary closing conditions precedent to the loans relating to such term sheets. As of the date of this prospectus, we have executed non-binding term sheets with potential borrowers in connection with seven loans representing $87 million of anticipated loan commitments, of which the above six loans aggregating to $70 million will be funded with proceeds from the offering. We have completed our diligence and underwriting process and are negotiating definitive loan documents for each of the potential loan investments related to these six fully-executed, non-binding term sheets. Historically, less than 10% our fully-executed, non-binding term sheets have failed to convert into loans. However, no assurance can be given that any of these potential loans will close on the currently contemplated terms or at all. If these potential loans do not close, we intend to use at least 75% of the net proceeds from this offering to originate and participate in other commercial loans that are consistent with our investment objective, which we would expect to have similar characteristics as the terms reflected in this table.

(2)      “P” = prime rate and depicts floating rate loans that pay interest at the prime rate plus a specific percentage; “PIK” = paid in kind interest.

(3)      Subject to prime rate floor of 3.25%.

(4)      Refers to additional loans that we may make to existing borrowers in our sole discretion and intend to make as of the date of this offering.

(5)      Term Sheet 2 has an aggregate loan commitment of $20,000,000 of which we expect $12,000,000 to be funded prior to effectiveness. As such, only the anticipated unfunded commitment has been contemplated as use of proceeds.

Illustrative Description of Prospective Borrowers:

Loan Opportunity #2

Prospective borrower of Term Sheet #2 is a multi-state operator (“MSO”) with medical and adult-use cannabis operations in Massachusetts, and medical-use cannabis operations in Ohio, and West Virginia. The real estate collateral expected to secure the anticipated Term Sheet 2 loan consists of five retail real estate assets and three cultivation real estate assets.

Loan Opportunity #3

Prospective borrower of Term Sheet #3 is a vertically integrated single-state operator with operations in Illinois. The real estate collateral expected to secure the anticipated Term Sheet 3 loan consists of cultivation real estate.

Loan Opportunity #4

Prospective borrower of Term Sheet #4 is a single-state operator with operations in Ohio. The real estate collateral expected to secure the anticipated Term Sheet 4 loan consists of two retail real estate assets and one cultivation real estate asset.

Loan Opportunity #5

Prospective borrower of Term Sheet #5 is a single-state operator with operations in Michigan. The real estate collateral expected to secure the anticipated Term Sheet 5 loan consists of retail real estate.

Loan Opportunity #6

Prospective borrower of Term Sheet #6 is a single-state operator with operations in Missouri. The real estate collateral expected to secure the anticipated Term Sheet 6 loan consists of cultivation real estate.

Loan Opportunity #7

Prospective borrower of Term Sheet #7 is a single-state operator with operations in Illinois. The real estate collateral expected to secure the anticipated Term Sheet 7 loan consists of retail real estate.

Our general goal is to invest the net proceeds from this offering within three to nine months following completion of this offering, which will depend on the amount of time necessary to evaluate a loan’s suitability based on our investment criteria. However, we cannot predict if or when we will identify and fund loans that meet our investment criteria so as to permit us to invest the net proceeds of this offering. Pending application of the net proceeds, we may invest the net proceeds from this offering in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage-backed securities and corporate bonds, which are consistent with our intention to qualify as a REIT and to maintain our exclusion from registration under the Investment Company Act.

DISTRIBUTION POLICY

Following the completion of this offering, we intend to make regular quarterly distributions to our stockholders, consistent with our intention to qualify as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains and certain non-cash income, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. As a result, in order to satisfy the requirements for us to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to our stockholders out of assets legally available therefor. REIT taxable income as computed for purposes of the foregoing tax rules will not necessarily correspond to our net income as determined for financial reporting purposes, or our Distributable Earnings as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Financial Measures and Indicators — Distributable Earnings.” See “U.S. Federal Income Tax Considerations — Taxation — Requirements for Qualification — Annual Distribution Requirements” for a summary of our distribution requirements as a REIT.

Any future determination to actually pay dividends or other distributions will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements, the annual distribution requirements under the REIT provisions of the Code, our REIT taxable income and other factors that our Board deems relevant. Under the MGCL, we generally may only pay a dividend or other distribution if, after giving effect to the distribution, we would be able to pay our indebtedness as it becomes due in the usual course of business and our total assets exceed our total liabilities.

To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate loans in a timely manner on favorable terms, or at all, cannot be assured, or we may make a portion of the Required Distribution in the form of a taxable stock distribution or distribution of debt securities.

On June 30, 2021, we declared a dividend of $0.29 per share of our common stock, which was paid on July 15, 2021 to stockholders of record as of the close of business on June 30, 2021. The total amount of the dividend payment was approximately $1,068,551.

On October 19, 2021, we declared a dividend of $0.51 per share of our common stock, which was paid on October 20, 2021 to stockholders of record as of the close of business on September 30, 2021. The total amount of the dividend payment was approximately $4,067,521.

The payment of these dividends is not indicative of our ability to pay such dividends in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2021 as follows:

•        on an actual basis; and

•        on a pro forma basis, giving effect to the sale and issuance by us of           shares of our common stock in this offering and           shares in the concurrent private placement, based upon the assumed initial public offering price of $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the use of proceeds described herein.

Unless the context indicates otherwise, all information in this section reflects the 6,427-for-one stock split of our common stock, which occurred on October 21, 2021. The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. The pro forma information assumes the underwriters will not exercise their over-allotment option in this offering. You should read this table together with “Selected Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2021
	Actual	Pro Forma(1)
	(in dollars except share data)
Cash and cash equivalents	$8,741,907
Debt:
Revolving Credit Facility(2)	—	—
Stockholders’ equity
Common stock, par value $0.01 per share, 100,000,000 shares authorized and 8,040,422 shares issued and outstanding (actual); 100,000,000 shares authorized and shares issued and outstanding (pro forma)	80,404
Additional paid-in capital	124,542,708
Accumulated earnings	4,067,521	—
Total stockholders’ equity	128,690,634
Total capitalization	128,690,634	—

____________

(1)      Each $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the amount of our pro forma cash and cash equivalents and total stockholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, and the shares offered by us in the concurrent private placement, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of          shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma cash and cash equivalents and total stockholders’ equity by approximately $         million, assuming an initial public offering price of $         per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)      In May 2021, in connection with our acquisition of our financing subsidiary, we were assigned a secured revolving credit facility (the “Revolving Loan”). The Revolving Loan has an aggregate borrowing base of up to $10,000,000 and bears interest, payable in cash in arrears, at a per annum rate equal to the greater of (x) Prime Rate plus 1.50% and (y) 4.75%. We incurred debt issuance costs of $100,000 related to the origination of the Revolving Loan, which were capitalized and subsequently amortized through maturity. As of September 30, 2021, unamortized debt issuance costs of $42,466 are recorded in Other Assets on the Consolidated Balance Sheet. The Revolving Loan does not have any unused fees. The maturity date of the Revolving Loan is the earlier of (i) February 12, 2023 and (ii) the date on which the Revolving Loan is terminated pursuant to terms in the Revolving Loan agreement. For the period from April 1, 2021 to September 30, 2021, neither we nor our wholly-owned subsidiary borrowed against the Revolving Loan and therefore no interest expense was incurred for the period then ended.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization and shares of common stock outstanding as of September 30, 2021 would be $        , $      , $        , $       and       , respectively.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Unless the context indicates otherwise, all information in this section reflects the 6,427-for-one stock split of our common stock, which occurred on October 21, 2021.

Net tangible book value per share of our common stock is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Pro forma net tangible book value per share of our common stock is calculated as net tangible book value per share of our common stock (i) after giving effect to the sale of            shares of common stock in this offering at the assumed initial public offering price of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses and giving effect to the use of proceeds described herein, (ii) the completion of the concurrent private placement of             shares of our common stock at the assumed offering price of $            per share, which represents the mid-point of the estimated initial public offering price range as set forth on the cover page of the prospectus, and (iii) assuming the underwriters will not exercise their over-allotment option in this offering.

Our historical net tangible book value as of September 30, 2021 was $128.7 million, or approximately $16.01 per share of common stock. Without taking into account any other changes in such net tangible book value after September 30, 2021 other than to give effect to such events as required to calculate pro forma net tangible book value, our pro forma net tangible book value as of September 30, 2021 would have been approximately $            million, or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of approximately $            per share to our existing common stockholders and an immediate dilution in pro forma net tangible book value of approximately $            per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share of our common stock			$
Historical net tangible book value per share of our common stock as of September 30, 2021		$16.01
Increase in net tangible book value per share of our common stock attributable to this offering and the concurrent private placement	$
Pro forma net tangible book value per share of our common stock, as adjusted to give effect to this offering and the concurrent private placement	$
Dilution per share to new investors participating in this offering(1)			$

____________

(1)      Dilution is determined by subtracting the pro forma as adjusted net tangible book value per share from the assumed initial public offering price paid by a new investor for a share of our common stock.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share of our common stock to new investors by approximately $             , and would increase or decrease, as applicable, dilution per share to investors purchasing shares of our common stock in this offering by approximately $             , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, and the shares offered by us in the concurrent private placement, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the use of proceeds described herein. Similarly, each one million increase or decrease in the number of shares of common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $            per share of our common stock and increase or decrease, as applicable, the dilution to investors purchasing shares of our common stock in this offering by approximately $            per share, assuming the assumed initial public offering price of $            per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that any outstanding options to purchase shares of our common stock are exercised, new options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

The following tables present the differences between the existing common stockholders, as of September 30, 2021, and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us at an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common stockholders as of September 30, 2021
New investors

Total

____________

(1)      Total consideration of existing common stockholders as of September 30, 2021 reflects the gross purchase price without giving effect to the reallocation of organizational costs.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all common stockholders by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, and the shares offered by us in the concurrent private placement, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the use of proceeds described herein.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing common stockholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding upon completion of this offering.

SELECTED FINANCIAL DATA

The following table sets forth our selected financial data. The following data should be read in conjunction with our consolidated financial statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Interim financial data is not necessarily indicative of results that may be experienced for the full year or any future reporting period, and the historical financial data presented may not be indicative of our future performance. The following data gives effect to the 6,427-for-one stock split of our common stock, which occurred on October 21, 2021, without giving effect to the payment of cash in lieu of fractional shares in an aggregate amount of approximately            shares resulting from such stock split to be made to stockholders on the date of consummation of this offering.

As of and for the period from March 30, 2021 (date of commencement of operations) to September 30, 2021
(in dollars except share data)
Statement of Operations Data:
Revenue
Interest income	$5,295,812
Total revenue	5,295,812

Expenses
Organizational expense	104,290
Depreciation and amortization	41,918
General and administrative expense	13,532
Total expenses	159,740

Net Income before income taxes	5,136,072
Income tax expense	—
Net Income	$5,136,072

Earnings per common share:
Basic earnings per common share (in dollars per share)	$1.40

Weighted average number of common shares outstanding:
Basic weighted average shares of common stock outstanding (in shares)	3,658,310

Balance Sheet Data:
Assets
Loans held for investment at carrying value	$127,123,164
Cash and cash equivalents	8,741,907
Interest receivable	517,026
Other assets	528,444
Other receivables	13,868
Total assets	$136,924,409

Liabilities
Interest reserve	6,590,885
Escrow payable	800,000
Related party payable	683,842
Accounts payable and accrued expenses	$159,048
Total liabilities	8,233,775

Stockholders’ equity
Common stock, par value $0.01 per share, 100,000,000 shares authorized and 8,040,422 shares issued and outstanding at September 30, 2021	80,404
Additional paid-in-capital	124,542,709
Accumulated earnings	4,067,521
Total stockholders’ equity	128,690,634
Total liabilities and stockholders’ equity	$136,924,409

Net cash provided by operating activities	$12,241,570
Net cash used in investing activities	$(94,591,731)
Net cash provided by financing activities	$90,992,068

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current expectations and views of future events, which involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those discussed above in “Risk Factors” and those identified below and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a newly-formed commercial real estate finance company. Our primary investment objective is to provide attractive, risk-adjusted returns for stockholders over time primarily through consistent current income dividends and other distributions and secondarily through capital appreciation. We intend to achieve this objective by originating, structuring and investing in first mortgage loans and alternative structured financings secured by commercial real estate properties. Our current portfolio is comprised primarily of senior loans to state-licensed operators in the cannabis industry, secured by real estate, equipment, receivables, licenses or other assets of the borrowers to the extent permitted by applicable laws and regulations governing such borrowers. We intend to grow the size of our portfolio by continuing the track record of our business and the business conducted by our Manager and its affiliates by making loans to leading operators and property owners in the cannabis industry.

We believe that cannabis operators’ limited access to traditional bank and non-bank financing has provided attractive opportunities for us to make loans to companies that exhibit strong fundamentals but require more customized financing structures and loan products than regulated financial institutions can provide in the current regulatory environment. We believe that continued state-level legalization of cannabis for medical and adult use creates an increased loan demand by companies operating in the cannabis industry and property owners leasing to cannabis tenants. Furthermore, we believe we are differentiated from our competitors because we seek to target operators and facilities that exhibit relatively lower-risk characteristics, which we believe include generally limiting exposure to ground-up construction, lending to cannabis operators with operational and/or profitable facilities, diversification of geographies and distribution channels, among other factors. We expect cannabis lending will continue to be a principal investment strategy for the foreseeable future; however, we expect to also lend to or invest in companies or properties that are not related to the cannabis industry if they provide return characteristics consistent with our investment objective. From time to time, we may also invest in mezzanine loans, preferred equity or other forms of joint venture equity to the extent consistent with our exemption from registration under the Investment Company Act and maintaining our qualification as a REIT. We may enter into credit agreements with borrowers that permit them to incur debt that ranks equally with, or senior to, the loans we extend to such companies under such credit agreements. As of September 30, 2021, our portfolio includes one loan that is subordinate to a first mortgage that comprises approximately 10.8% of our total assets as of such date. There is no assurance that we will achieve our investment objective.

Our Manager and its affiliates seek to originate real estate loans between $5 million and $200 million, generally with one- to five-year terms and amortization when terms exceed three years. We generally act as co-lenders in such transactions and intend to hold up to $30 million of the aggregate loan amount, with the remainder to be held by affiliates or third party co-investors. We may revise such concentration limits from time to time as our loan portfolio grows. Other investment vehicles managed by our Manager or affiliates of our Manager may co-invest with us or hold positions in a loan where we have also invested, including by means of splitting commitments, participating in loans or other means of syndicating loans. We will not engage in a co-investment transaction with an affiliate where the affiliate has a senior position to the loan held by us. To the extent that an affiliate provides financing to one of our borrowers, such loans will be working capital loans or loans that are subordinate to our loans. We may also serve as co-lenders in loans originated by third parties and, in the future, we may also acquire loans or loan participations. Loans that have a one to two year maturity are generally interest only loans.

Our loans are secured by real estate and, in addition, when lending to owner-operators in the cannabis industry, other collateral, such as equipment, receivables, licenses or other assets of the borrowers to the extent permitted by applicable laws and regulations. In addition, we seek to impose strict loan covenants and seek personal or corporate guarantees for additional protection. As of September 30, 2021, 33.3% of the loans held in our portfolio are backed by personal or corporate guarantees. We aim to maintain a portfolio diversified across jurisdictions and across verticals, including cultivators, processors, dispensaries, as well as ancillary businesses. In addition, we may invest in borrowers that have equity securities that are publicly traded on the Canadian Stock Exchange (“CSE”) in Canada and/or over-the-counter in the United States.

As of September 30, 2021, our portfolio, which is comprised primarily of first mortgages to established multi-state or single-state cannabis operators or property owners, is secured by real estate, on average, 1.8 times our aggregate funded principal amount of such loans. We consider cannabis operators to be established if they are state-licensed and are deemed to be operational by the applicable state regulator. We do not own any stock, warrants to purchase stock or other forms of equity in any of our portfolio companies that are involved in the cannabis industry, and we will not take stock, warrants or equity in such issuers until permitted by applicable laws and regulations, including U.S. federal laws and regulations.

Our Manager’s Investment Committee, which is comprised of John Mazarakis, Anthony Cappell, Dr. Andreas Bodmeier, and Peter Sack, advises and consults with our Manager and its investment professionals with respect to our investment strategy, portfolio construction, financing and investment guidelines and risk management and approves all of our investments. The investment professionals of our Manager have over 100 years of combined experience in private credit, real estate lending, retail, real estate acquisitions and development, investment advice, risk management, and consulting. Collectively, the investment professionals have originated, underwritten, structured, documented, managed, or syndicated over $8.0 billion in credit and real estate transactions, which includes loans to cannabis operators, loans to companies engaged in activities unrelated to cannabis, as well as commercial real estate loans. In addition, our investment professionals have substantial workout and foreclosure experience across over 80 loans amounting to over $1 billion of aggregate face value. The depth and breadth of the management and investment team allows our Manager to address all facets of our operations.

We are an externally managed Maryland corporation that intends to elect and qualify to be taxed as a REIT under Section 856 of the Code, commencing with our taxable year ending December 31, 2021. We believe that our proposed method of operation will enable us to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on us continuing to satisfy numerous asset, income and distribution tests described under “U.S. Federal Income Tax Considerations — Taxation,” which in turn depend, in part, on our operating results. We also intend to operate our business in a manner that will permit us and our subsidiaries to maintain one or more exclusions or exemptions from registration under the Investment Company Act.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies in which you hold stock. See “Risk Factors — Risks Related to Ownership of Our Common Stock and This Offering — We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three year period.

Revenues

We operate as one operating segment and are primarily focused on financing senior secured loans and other types of loans for established state-licensed operators in the cannabis industry. These loans are generally held for investment and are secured by real estate, equipment, licenses and other assets of the borrowers to the extent permitted by the applicable laws and the regulations governing such borrowers.

We generate revenue primarily in the form of interest income on loans. As of September 30, 2021, approximately 62.5% of our portfolio was comprised of floating rate loans, and 37.5% of our portfolio was comprised of fixed rate loans. As of September 30, 2021, none of our loans earn interest at a variable rate tied to LIBOR. Interest on our loans is generally payable monthly. The principal amount of our loans and any accrued but unpaid interest thereon generally become due at the applicable maturity date. In some cases, our interest income includes a PIK component for a portion of the total interest. The PIK interest, computed at the contractual rate specified in each applicable loan agreement, is accrued in accordance with the terms of such loan agreement and capitalized to the principal balance of the loan and recorded as interest income. The PIK interest added to the principal balance is typically amortized and paid in accordance with the applicable loan agreement. In cases where the loans do not amortize, the PIK interest is collected and recognized upon repayment of the outstanding principal. We also generate revenue from OID, which is also recognized as interest income from loans over the initial term of the applicable loans. Delayed draw loans may earn interest or unused fees on the undrawn portion of the loan, which is recognized as interest income in the period earned. Other fees, including prepayment fees and exit fees, are also recognized as interest income when received. Any such fees will be generated in connection with our loans and recognized as earned in accordance with GAAP.

Expenses

Our primary operating expense is the payment of Base Management Fees and Incentive Compensation under our Management Agreement with our Manager and the allocable portion of overhead and other expenses paid or incurred on our behalf, including reimbursing our Manager for a certain portion of the compensation of certain personnel of our Manager who assist in the management of our affairs, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. We bear all other costs and expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•        organizational and offering expenses;

•        quarterly valuation expenses;

•        fees payable to third parties relating to, or associated with, making loans and valuing loans (including third-party valuation firms);

•        fees and expenses associated with investor relations and marketing efforts (including attendance at investment conferences and similar events);

•        federal and state registration fees;

•        any exchange listing fees;

•        federal, state and local taxes;

•        independent directors’ fees and expenses;

•        brokerage commissions;

•        costs of proxy statements, stockholders’ reports and notices; and

•        costs of preparing government filings, including periodic and current reports with the SEC.

Income Taxes

We are a Maryland corporation that intends to elect and qualify to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2021. We believe that our proposed method of operation will enable us to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on us satisfying numerous asset, income and distribution tests which depends, in part, on our operating results.

To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute annually to our stockholders at least 90% of our REIT taxable income prior to the deduction for dividends paid. To the extent that we distribute less than 100% of our REIT taxable income in any tax year (taking into account any distributions made in a subsequent tax year under Sections 857(b)(9) or 858 of the Code), we will pay tax at regular corporate rates on that undistributed portion. Furthermore, if we distribute less than the sum of 1) 85% of our ordinary income for the calendar year, 2) 95% of its capital gain net income for the calendar year, and 3) any undistributed shortfall from its prior calendar year (the “Required Distribution”) to our stockholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then we are required to pay a non-deductible excise tax equal to 4% of any shortfall between the Required Distribution and the amount that was actually distributed. The 90% distribution requirement does not require the distribution of net capital gains. However, if we elect to retain any of our net capital gain for any tax year, we must notify our stockholders and pay tax at regular corporate rates on the retained net capital gain. Our stockholders must include their proportionate share of the retained net capital gain in their taxable income for the tax year, and they are deemed to have paid the REIT’s tax on their proportionate share of the retained capital gain. Furthermore, such retained capital gain may be subject to the nondeductible 4% excise tax. If it is determined that our estimated current year taxable income will be in excess of estimated dividend distributions (including capital gain dividend) for the current year from such income, we will accrue excise tax on estimated excess taxable income as such taxable income is earned. The annual expense is calculated in accordance with applicable tax regulations. Excise tax expense is included in the line item income tax expense. For the period from March 30, 2021 (commencement of operations) through September 30, 2021 we did not incur excise tax expense.

Factors Impacting our Operating Results

The results of our operations are affected by a number of factors and primarily depend on, among other things, the level of our net interest income, the market value of our assets and the supply of, and demand for, commercial real estate debt and other financial assets in the marketplace. Our net interest income, which includes the accretion and amortization of OID, is recognized based on the contractual rate and the outstanding principal balance of the loans we originate. Interest rates will vary according to the type of loan, conditions in the financial markets, creditworthiness of our borrowers, competition and other factors, some of which cannot be predicted with any certainty. Our operating results may also be impacted by credit losses in excess of initial anticipations or unanticipated credit events experienced by borrowers.

Changes in Market Interest Rates and Effect on Net Interest Income

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We will be subject to interest rate risk in connection with our assets and our related financing obligations.

Our operating results will depend in large part on differences between the income earned on our assets and our cost of borrowing. The cost of our borrowings generally will be based on prevailing market interest rates. During a period of rising interest rates, our borrowing costs generally will increase (a) while the yields earned on our leveraged fixed-rate loan assets will remain static, and (b) at a faster pace than the yields earned on our leveraged floating-rate loan assets, which could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition at the time as well as the magnitude and duration of the interest rate increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our target investments. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which could adversely affect our liquidity and results of operations.

Interest Rate Cap Risk

We currently own and intend to acquire in the future floating-rate assets. These are assets in which the loans may be subject to periodic and lifetime interest rate caps and floors, which limit the amount by which the asset’s interest yield may change during any given period. However, our borrowing costs pursuant to our financing agreements may not be subject to similar restrictions. Therefore, in a period of increasing interest rates, interest rate costs on our borrowings could increase without limitation by caps, while the interest-rate yields on our floating-rate assets would effectively be limited. In addition, floating-rate assets may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in our receipt of cash income from such assets in an amount that is less than the amount that we would need to pay the interest cost on our related borrowings.

These factors could lower our net interest income or cause a net loss during periods of rising interest rates, which would harm our financial condition, cash flows and results of operations. As of September 30, 2021, all of our loans have interest rate floors.

Interest Rate Mismatch Risk

We may fund a portion of our origination of loans, or of loans that we may in the future acquire, with borrowings that are based on the prime rate or a similar measure, while the interest rates on these assets may be fixed or indexed to the prime rate or another index rate. Accordingly, any increase in the prime rate will generally result in an increase in our borrowing costs that would not be matched by fixed-rate interest earnings and may not be matched by a corresponding increase in floating-rate interest earnings. Any such interest rate mismatch could adversely affect our profitability, which may negatively impact distributions to our stockholders.

Our analysis of risks is based on our Manager’s experience, estimates, models and assumptions. These analyses rely on models which utilize estimates of fair value and interest rate sensitivity. Actual economic conditions or implementation of decisions by our Manager and our management may produce results that differ significantly from the estimates and assumptions used in our models and the projected results.

Market Conditions

We believe that favorable market conditions, including an imbalance in supply and demand of credit to cannabis operating companies, have provided attractive opportunities for non-bank lenders, such as us, to finance commercial real estate loans and other loans that exhibit strong fundamentals but also require more customized financing structures and loan products than regulated financial institutions can presently provide. Additionally, to the extent that additional states legalize cannabis, our addressable market will increase. We intend to continue our track record of capitalizing on these opportunities and growing the size of our portfolio.

Credit Risk

We are subject to varying degrees of credit risk in connection with our loans and interest receivable. Our Manager seeks to mitigate this risk by seeking to originate loans, and may in the future acquire loans, of higher quality at appropriate prices given anticipated and unanticipated losses, by employing a comprehensive review and selection process and by proactively monitoring originated and acquired loans. Nevertheless, unanticipated credit losses could occur that could adversely impact our operating results. None of our borrowers are now, or have previously been, in default under their respective loan agreements with us.

We expect to be subject to varying degrees of credit risk in connection with holding our portfolio of loans. We will have exposure to credit risk on our commercial real estate loans and other targeted types of loans. Our Manager will seek to manage credit risk by performing deep credit fundamental analysis of potential assets and through the use of non-recourse financing, when and where available and appropriate.

Credit risk will also be addressed through our Manager’s on-going review, and loans will be monitored for variance from expected prepayments, defaults, severities, losses and cash flow on a quarterly basis.

Our Manager or affiliates of our Manager have originated all of our loans and intend to continue to originate our loans, but we may in the future also acquire loans from time to time. Our Investment Guidelines are not subject to any limits or proportions with respect to the mix of target investments that we make or that we may in the future acquire other than as necessary to maintain our exemption from registration under the Investment Company Act and our qualification as a REIT. Our investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our capital that will be invested in any individual target investment at any given time.

Our loan portfolio as of September 30, 2021 was concentrated with the top three borrowers representing approximately 46.5% of the funded principal and approximately 34.8% of the total funded commitments to borrowers. The largest loan represented approximately 19.3% of the funded principal and approximately 14.5% of the total funded commitments as of September 30, 2021.

Our largest borrower, the borrower for Loan #1 (“Borrower #1”), as of September 30, 2021 is a vertically integrated multi-state operator with operations in 14 different states. The senior term loan provided to Borrower #1 had $25.0 million outstanding principal as of September 30, 2021, of which $0 was unfunded. This senior term loan was advanced in two tranches, of which the first tranche ($4.0 million) and second tranche ($21.0 million) accrue interest at a rate of 15.25% and 9.75% per annum, respectively, payable in cash. This senior term loan was funded with OID on 1.0% and 3.25% on the first tranche and second tranche, respectively. The loan also requires the payment of a monthly agency fee paid to our Manager of 15 basis points and 12 basis points on the outstanding principal balance of the first tranche and second tranche, respectively. The loan also has a 1.0% exit fee, and certain prepayment fees, including 1.0% on the second tranche for prepayments occurring within 9 months of the advance date. This senior term loan contains certain representations and warranties, affirmative covenants, negative covenants and conditions that are customarily required for similar financings, including covenants that limit the borrower’s ability to incur, create, or assume certain unsecured indebtedness, and borrower’s ability to engage in certain mergers, consolidations, and asset sales. This senior term loan also requires Borrower #1 to comply with certain financial maintenance covenants (measured at the end of each fiscal quarter), including a minimum consolidated adjusted EBITDA, minimum liquidity, and minimum fixed charge coverage ratio. This senior term loan also contains customary events of default (subject, in certain instances, to specified grace periods) including, but not limited to, the failure to make payments of interest or premium, if any, on, or principal under the loans, the failure to comply with certain covenants and agreements specified in the credit agreement, defaults in respect of certain other indebtedness and certain events relating to bankruptcy or insolvency. If any event of default occurs, the principal, premium, if any, interest and any other monetary obligations on all the then outstanding amounts under the senior term loans may become due and payable immediately. Upon the occurrence of an event of default, a default interest rate of an additional 3.0%, or 10.0% for material events of default, may be applied to the outstanding principal balance, and our Manager may declare all outstanding obligations immediately due and payable (subject, in certain instances, to specified grace periods) and take such other actions as set forth in the credit agreement. Upon the occurrence of certain bankruptcy and insolvency events, the obligations under the credit agreement would automatically become due and payable. On October 3, 2021, following a review of our loan concentrations, we sold $5.0 million of principal related to the second tranche of Loan #1 to an affiliate at an amortized cost plus accrued interest of $4.9 million.

In June 2016, the FASB issued ASU No. 2016-13, which replaced the incurred loss impairment methodology pursuant to GAAP with a methodology that reflects current expected credit losses (“CECL”) on both the outstanding balances and unfunded commitments on loans held for investment and requires consideration of a broader range of historical experience adjusted for current conditions and reasonable and supportable forecast information to inform credit loss estimates (the “CECL Reserve”). We adopted ASU No. 2016-13 as of March 30, 2021, the date of our commencement of operations. Subsequent period increases and decreases to expected credit losses impact earnings and will be recorded within provision for current expected credit losses in our statement of operations. The CECL Reserve related to outstanding balances on loans held for investment required under ASU No. 2016-13 is a valuation account that is deducted from the amortized cost basis of our loans held at carrying value and loans receivable at carrying value in our balance sheet, if required. The CECL Reserve related to unfunded commitments on loans held at carrying value is recorded within accounts payable and other liabilities in our balance sheet, if required. Refer to footnote 2 to our consolidated financial statements titled “Summary of Significant Accounting Policies” for more information on CECL.

Risk Management

To the extent consistent with maintaining our REIT qualification and our exemption from registration under the Investment Company Act, we seek to manage risk exposure by closely monitoring our portfolio and actively managing the financing, interest rate, credit, prepayment and convexity (a measure of the sensitivity of the duration of a loan to changes in interest rates) risks associated with holding our portfolio of loans. Generally, with the guidance and experience of our Manager:

•        we manage our portfolio through an interactive process with our Manager and generally service our self-originated loans through our Manager’s servicer;

•        we invest in a mix of floating-and fixed-rate loans to mitigate the interest rate risk associated with the financing of our portfolio;

•        we actively employ portfolio-wide and asset-specific risk measurement and management processes in our daily operations, including utilizing our Manager’s risk management tools such as software and services licensed or purchased from third-parties and proprietary analytical methods developed by our Manager; and

•        we seek to manage credit risk through our due diligence process prior to origination or acquisition and through the use of non-recourse financing, when and where available and appropriate. In addition, with respect to any particular target investment, prior to origination or acquisition our Manager’s investment team evaluates, among other things, relative valuation, comparable company analysis, supply and demand trends, shape-of-yield curves, delinquency and default rates, recovery of various sectors and vintage of collateral.

Recent Developments

Updates to Our Loan Portfolio

On October 1, 2021, following a review of our loan concentrations, we assigned $14.0 million of unfunded commitment in Loan #2 and $5.0 million of unfunded commitment in Loan #4 to an affiliate. Further, on October 3, 2021, we sold $5.0 million of principal related to the second tranche of Loan #1 to an affiliate at an amortized cost plus accrued interest of $4.9 million.

Stock Split

On October 21, 2021, we declared a 6,427-for-one stock split in the form of a stock dividend, pursuant to which 6,426 additional shares of our common stock were issued for each outstanding share of our common stock, payable on October 21, 2021 to each stockholder of record as of the close of business on October 21, 2021 out of our authorized but unissued shares of our common stock.

Dividends Declared Per Share

For the period from April 1, 2021 through June 30, 2021, we declared a cash dividend of $0.29 per share of our common stock, relating to the period since our inception through the second quarter of 2021, which was paid on July 15, 2021 to stockholders of record as of the close of business on June 30, 2021. The total amount of the cash dividend payment was approximately $1,068,551. As this dividend was paid to stockholders of record as of the close of business on June 30, 2021, the shares we are selling in this offering will not be entitled to this dividend.

For the period from July 1, 2021 through September 30, 2021, we declared a cash dividend of $0.51 per share of our common stock, relating to the third quarter of 2021, which was paid on October 20, 2021 to stockholders of record as of the close of business on September 30, 2021. The total amount of the cash dividend payment was approximately $4,067,521. As this dividend was paid to stockholders of record as of the close of business on September 30, 2021, the shares we are selling in this offering will not be entitled to this dividend.

The payment of these dividends is not indicative of our ability to pay such dividends in the future.

COVID-19

The spread of a novel strain of COVID-19 has caused significant business disruptions in the United States beginning in the first quarter of 2020 and has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns (subject to exceptions for certain “essential” operations and businesses). Over the course of the COVID-19 pandemic, medical cannabis companies have been deemed “essential” by 29 states administering shelter-in-place orders and adult use cannabis has been deemed “essential” in eight of those states. Consequently, the impact of the COVID-19 pandemic and the related regulatory and private sector response on our financial and operating results for the period ended September 30, 2021 was somewhat mitigated as all of our borrowers were permitted to continue to operate during this pandemic and we have not experienced any payment default by our borrowers nor have we made any concessions on any payments due, in each case, related to the COVID-19 pandemic.

Regardless, the full extent of the economic impact of the business disruptions caused by COVID-19 is uncertain. The outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving, and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the regulated cannabis industry. Although some of these measures have been lifted or scaled back, a recent resurgence of COVID-19 in certain parts of the world, including the United States, has resulted in the re-imposition of certain restrictions and may lead to more restrictions to reduce the spread of COVID-19. The extent of any effect that these disruptions may have on our operations and financial performance will depend on future developments, including possible impacts on the performance of our loans, general business activity, and ability to generate revenue, which cannot be determined. For more information see “Risk Factors — Risks Related to Our Business and Growth Strategy — The current outbreak of COVID-19, or the future outbreak of any other highly infectious or contagious diseases, could materially and adversely impact or cause disruption to our borrowers and their operations, and in turn our ability to continue to execute our business plan.”

Results of Operations

We commenced operations on March 30, 2021 and therefore, have no period to compare results for the period from March 30, 2021 to September 30, 2021. For the period presented, our Manager has been reimbursed for approximately $104,290 for out-of-pocket costs incurred on our behalf. Pursuant to Fee Waiver Letter Agreements executed by our Manager, dated June 30, 2021 and September 30, 2021, all Base Management Fees that would have been payable to our Manager for the period from April 1, 2021 to September 30, 2021 were voluntarily waived and are not subject to recoupment at a later date.

In connection with the commencement of our operations, we acquired a portfolio of loans from affiliated private funds managed by an affiliate of our Manager at fair value of approximately $9.9 million. An original issue discount was recorded related to the portfolio of loans acquired at fair value. The original issue discount was approximately equivalent to $81,186 of unaccreted OID associated with the underlying loans in the portfolio, which were originated prior to April 1, 2021 in arm’s-length transactions. We accrete or amortize any discounts or premiums on loans held for investment over the life of the related loan held for investment utilizing a method which approximates the effective interest method. In circumstances where, in management’s opinion, the difference between the straight-line and effective interest methods is immaterial, the straight-line method is used.

Loan Portfolio

As of September 30, 2021, our portfolio included 15 loans held for investment. The aggregate originated commitment under these loans was approximately $172.6 million and outstanding principal was approximately $129.2 million as of September 30, 2021. During the period from April 1, 2021 to September 30, 2021, we funded approximately $106.0 million of outstanding principal in addition to approximately $32.6 million of outstanding principal contributed from affiliates of our Manager. As of September 30, 2021, none of our loans held for investment had a floating interest rate tied to LIBOR.

The following tables summarize our loans held for investment as of September 30, 2021:

	As of September 30, 2021
	Outstanding Principal(1)	Original Issue Discount	Carrying Value(1)	Weighted Average Remaining Life (Years)(2)
Senior Term Loans	$129,238,217	$(2,115,053)	$127,123,164	2.3
Total loans held at carrying value	$129,238,217	$(2,115,053)	$127,123,164	2.3

____________

(1)      The difference between the Carrying Value and the Outstanding Principal amount of the loans consists of unaccreted original issue discount.

(2)      Weighted average remaining life is calculated based on the carrying value of the loans as of September 30, 2021.

As of September 30, 2021, our portfolio included 15 loans held for investment of approximately $127.1 million of loans receivable. The aggregate originated commitment under these loans was approximately $172.6 million and outstanding principal was approximately $129.2 million as of September 30, 2021. During the period from March 30, 2021 to September 30, 2021, we received $9.6 million of payments applied to outstanding principal balances. The following table presents changes in loans receivable at carrying value as of and for the period from March 30, 2021 (commencement of operations) to September 30, 2021:

	Principal	Original Issue Discount	Carrying Value
Loans at April 1, 2021	$—	$—	$—
Loans contributed	32,589,907	(613,391)	31,976,516
New fundings	105,952,844	(1,778,500)	104,174,344
Principal repayment of loans	(9,582,613)	—	(9,582,613)
Accretion of original issue discount	—	276,838	276,838
PIK Interest	278,079	—	278,079
Total loans at carrying value at September 30, 2021	$129,238,217	$(2,115,053)	$127,123,164

We may make modifications to loans, including loans that are in default. Loan terms that may be modified include interest rates, required prepayments, maturity dates, covenants, principal amounts and other loan terms. The terms and conditions of each modification vary based on individual circumstances and will be determined on a case by case basis. Our Manager monitors and evaluates each of our loans held for investment and has maintained regular communications with borrowers regarding the potential impacts of the COVID-19 pandemic on our loans.

Key Financial Measures and Indicators

As a commercial real estate finance company, we believe the key financial measures and indicators for our business are Distributable Earnings, Adjusted Distributable Earnings, book value per share and dividends declared per share.

Distributable Earnings and Adjusted Distributable Earnings

In addition to using certain financial metrics prepared in accordance with GAAP to evaluate our performance, we also use Distributable Earnings and Adjusted Distributable Earnings to evaluate our performance. Each of Distributable Earnings and Adjusted Distributable Earnings is a measure that is not prepared in accordance with GAAP. We define Distributable Earnings as, for a specified period, the net income (loss) computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains, losses or other non-cash items recorded in net income (loss) for the period, regardless of whether such items are included in other comprehensive income or loss, or in net income (loss); provided that Distributable Earnings does not exclude, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash, (v) provision for current expected credit losses and (vi) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between our Manager and our independent directors and after approval by a majority of such independent directors. We define Adjusted Distributable Earnings, for a specified period, as Distributable Earnings excluding certain non-recurring organizational expenses (such as one-time expenses related to our formation and start-up).

We believe providing Distributable Earnings and Adjusted Distributable Earnings on a supplemental basis to our net income as determined in accordance with GAAP is helpful to stockholders in assessing the overall performance of our business. As a REIT, we are required to distribute at least 90% of our annual REIT taxable income and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of such taxable income. Given these requirements and our belief that dividends are generally one of the principal reasons that stockholders invest in our common stock, we generally intend to attempt to pay dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our Board. Distributable Earnings is one of many factors considered by our Board in authorizing dividends and, while not a direct measure of net taxable income, over time, the measure can be considered a useful indicator of our dividends.

Distributable Earnings and Adjusted Distributable Earnings should not be considered as substitutes for GAAP net income. We caution readers that our methodology for calculating Distributable Earnings and Adjusted Distributable Earnings may differ from the methodologies employed by other REITs to calculate the same or similar supplemental performance measures, and as a result, our reported Distributable Earnings and Adjusted Distributable Earnings may not be comparable to similar measures presented by other REITs.

The following table provides a reconciliation of GAAP net income to Distributable Earnings and Adjusted Distributable Earnings (in thousands, except per share data):

For the period from March 30, 2021 (Commencement of operations) to September 30, 2021
Net Income	$5,136,072
Adjustments to net income
Depreciation and amortization	41,918
Unrealized (gain), losses, or other non-cash items	—
Provision for current expected credit losses	—
One-time events pursuant to changes in GAAP and certain non-cash charges	—
Distributable Earnings	$5,177,990
Adjustments to Distributable Earnings
Certain organizational expenses	104,290
Adjusted Distributable Earnings	$5,282,280
Basic weighted average shares of common stock outstanding (in shares)	3,658,310
Adjusted Distributable Earnings per Weighted Average Share	$1.44

Book Value Per Share

The book value per share of our common stock as of September 30, 2021 was approximately $16.01 on a post-split basis.

Dividends Declared Per Share

For the period from April 1, 2021 through June 30, 2021, we declared a cash dividend of $0.29 per share of our common stock, relating to the period since our inception through the second quarter of 2021, which was paid on July 15, 2021 to stockholders of record as of the close of business on June 30, 2021. The total amount of the cash dividend payment was approximately $1,068,551.

For the period from July 1, 2021 through September 30, 2021, we declared a cash dividend of $0.51 per share of our common stock, relating to the third quarter of 2021, which was paid on October 20, 2021 to stockholders of record as of the close of business on September 30, 2021. The total amount of the cash dividend payment was approximately $4,067,521.

The payment of these dividends is not indicative of our ability to pay such dividends in the future.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our stockholders and meet other general business needs. We use significant cash to invest in loans, repay principal and interest on our borrowings, make distributions to our stockholders and fund our operations.

Our primary sources of cash generally consist of unused borrowing capacity under our financing sources, the net proceeds of future offerings, payments of principal and interest we receive on our portfolio of assets and cash generated from our operating results. We expect that our primary sources of financing will be, to the extent available to us, through (a) credit facilities and (b) public and private offerings of our equity and debt securities. In the future, we may utilize other sources of financing to the extent available to us. As the cannabis industry continues to evolve and to the extent that additional states legalize cannabis, the demand for capital continues to increase as operators seek to enter and build out new markets. We expect the principal amount of the loans we originate to increase and that we will need to raise additional equity and/or debt funds to increase our liquidity in the near future.

As of September 30, 2021, all of our cash was unrestricted and totalled approximately $8.7 million.

The sources of financing for our target investments are described below.

Credit Facilities, Warehouse Facilities and Repurchase Agreements

In May 2021, in connection with our acquisition of our financing subsidiary, we were assigned a secured revolving credit facility (the “Revolving Loan”). The Revolving Loan has an aggregate borrowing base of up to $10,000,000 and bears interest, payable in cash in arrears, at a per annum rate equal to the greater of (x) Prime Rate plus 1.50% and (y) 4.75%. We incurred debt issuance costs of $100,000 related to the origination of the Revolving Loan, which were capitalized and subsequently amortized through maturity. As of September 30, 2021, unamortized debt issuance costs of $42,466 are recorded in Other Assets on the Consolidated Balance Sheet. The Revolving Loan does not have any unused fees.

The maturity date of the Revolving Loan is the earlier of (i) February 12, 2023 and (ii) the date on which the Revolving Loan is terminated pursuant to terms in the Revolving Loan agreement. For the period from April 1, 2021 to September 30, 2021, neither we nor our wholly-owned finance subsidiary borrowed against the Revolving Loan and therefore no interest expense was incurred for the period then ended.

In the future, we may use certain sources of financing to fund the origination or acquisition of our target investments, including credit facilities and other secured and unsecured forms of borrowing. These financings may be collateralized or non-collateralized and may involve one or more lenders. We expect that these facilities will typically have maturities ranging from two to five years and may accrue interest at either fixed or floating rates.

Capital Markets

We may seek to raise further equity capital and issue debt securities in order to fund our future investments in loans.

Contractual Obligations and Other Commitments

Our contractual obligations as of September 30, 2021, based on maturity on the loan, are as follows:

	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Unfunded Commitments(1)	$6,000,000	$19,047,257	$18,000,000	—	$43,047,157
Total

____________

(1)      The unfunded commitments in the table above reflect the latest date upon which a unfunded commitment can be made. We intend to fund all unfunded commitments either prior to the completion of our initial public offering or through proceeds received in our initial public offering.

We may enter into certain contracts that may contain a variety of indemnification obligations. The maximum potential future payment amount we could be required to pay under these indemnification obligations may be unlimited.

Off-Balance Sheet Arrangements

Off-balance sheet commitments consist of unfunded commitments on delayed draw loans. Other than as set forth in this prospectus, we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, special purpose entities or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities or entered into any commitment or intend to provide additional funding to any such entities.

Leverage Policies

Although we are not required to maintain any particular leverage ratio, we expect to employ prudent amounts of leverage and, when appropriate, to use debt as a means of providing additional funds for the acquisition of loans, to refinance existing debt or for general corporate purposes. Leverage is primarily used to provide capital for forward commitments until additional equity is raised or additional medium- to long-term financing is arranged. This policy is subject to change by management and our Board.

Dividends

We intend to elect to be taxed as a REIT for United States federal income tax purposes and, as such, anticipate annually distributing to our stockholders at least 90% of our REIT taxable income, prior to the deduction for dividends paid and our net capital gain. If we distribute less than 100% of our REIT taxable income in any tax year (taking into account any distributions made in a subsequent tax year under Sections 857(b)(9) or 858 of the Code), we will pay tax at regular corporate rates on that undistributed portion. Furthermore, if we distribute less than the sum of (i) 85% of our ordinary income for the calendar year, (ii) 95% of our capital gain net income for the calendar year and (iii) any Required Distribution to our stockholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then we are required to pay non-deductible excise tax equal to 4% of any shortfall between the Required Distribution and the amount that was actually distributed. Any of these taxes would decrease cash available for distribution to our stockholders. The 90% distribution requirement does not require the distribution of net capital gains. However, if we elect to retain any of our net capital gain for any tax year, we must notify our stockholders and pay tax at regular corporate rates on the retained net capital gain. The stockholders must include their proportionate share of the retained net capital gain in their taxable income for the tax year, and they are deemed to have paid the REIT’s tax on their proportionate share of the retained capital gain. Furthermore, such retained capital gain may be subject to the nondeductible 4% excise tax. If we determine that our estimated current year taxable income (including net capital gain) will be in excess of estimated dividend distributions (including capital gains dividends) for the current year from such income, we accrue excise tax on a portion of the estimated excess taxable income as such taxable income is earned.

To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may be required to fund distributions from working capital or through equity, equity-related or debt financings or, in certain circumstances, asset sales, as to which our ability to consummate transactions in a timely manner on favorable terms, or at all, cannot be assured, or we may make a portion of the Required Distribution in the form of a taxable stock distribution or distribution of debt securities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to fluctuations in interest rates. Our loans are typically valued using a yield analysis, which is typically performed for non-credit impaired loans to borrowers. Changes in market yields may change the fair value of certain of our loans. Generally, an increase in market yields may result in a decrease in the fair value of certain of our loans, however this is mitigated to the extent our loans bear interest at a floating rate. As of September 30, 2021, we did not have any floating-rate loans tied to LIBOR within our loan portfolio.

Credit Risk

Our loans and investments are subject to credit risk, including the risk of default. The performance and value of our loans and investments depend upon the ability of the sponsor or homeowner to pay interest and principal due to us. To monitor this risk, our Manager will use active asset surveillance to evaluate collateral pool performance and will proactively manage positions.

Credit Yield Risk

Credit yields measure the return demanded on financial instruments by the lending market based on their risk of default. Increasing supply of credit-sensitive financial instruments and reduced demand will generally cause the market to require a higher yield on such financial instruments, resulting in a lower price for the financial instruments we hold.

Interest rate risk

Our primary interest rate exposures will relate to the financing cost of our debt. To the extent that our financing costs will be determined by reference to floating rates, the amount of such costs will depend on a variety of factors, including, without limitation, (i) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (ii) the level and movement of interest rates, and (iii) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating-rate debt would increase, while any additional interest income we earn on our floating-rate loans may not compensate for such increase in interest expense. At the same time, the interest income we earn on our fixed-rate loans would not change, the duration and weighted average life of our fixed-rate loans would increase and the market value of our fixed-rate loans would decrease. Similarly, in a period of declining interest rates, our interest income on floating-rate loans would decrease, while any decrease in the interest we are charged on our floating-rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed-rate debt would not change. Any such scenario could materially and adversely affect us.

Prepayment risk

Generally, our borrowers may repay their loans prior to their stated final maturities. In periods of declining interest rates and/or credit spreads, prepayment rates on loans generally increase. If general interest rates or credit spreads decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, the value of our assets may be affected by prepayment rates on loans. If we originate or acquire mortgage-related securities or a pool of mortgage securities, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to par value, when borrowers prepay their loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates.

Prepayment rates on loans may be affected by a number of factors including, but not limited to, the then-current level of interest rates and credit spreads, fluctuations in asset values, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks.

Real Estate Risk

Commercial real estate loans are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loan or loans, as the case may be, which could also cause us to suffer losses.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP which requires the use of estimates and assumptions that involve the exercise of judgment as to future uncertainties. In accordance with SEC guidance, the following discussion addresses the accounting policies that we believe apply to us based on the nature of our initial operations. Our most critical accounting policies involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments used to prepare our consolidated financial statements are based upon reasonable assumptions given the information available to us at that time. Our critical accounting policies and accounting estimates will be expanded over time as we fully implement our strategy. Those accounting policies and estimates that we believe are most critical to an investor’s understanding of our financial results and condition and require complex management judgment are discussed below.

Investments in Loans

We originate commercial real estate (“CRE”) debt and related instruments that we have both the intent and ability to hold for the foreseeable future, so they are classified as held for investment.

Loans that are held-for-investment are carried at their aggregate outstanding face amount, net of applicable (i) unamortized origination or acquisition premium and discounts, (ii) unamortized deferred fees and other direct loan origination costs, (iii) valuation allowance for credit losses and (iv) write-downs of uncollectible loans. We use a method which approximates the effective interest method to amortize origination or acquisition premiums and discounts and deferred fees or other direct loan origination costs.

Once we decide to sell loans, they are transferred to held-for-sale and carried at the lower of cost or fair value. As of September 30, 2021, all loans held for investment were carried at carrying value within loans held at carrying value in our balance sheets; however, prospectively, we may record loans held at fair value separately in our balance sheets with changes in fair value recorded through earnings. Refer to note 3 to our unaudited consolidated financial statements for more information on the valuations of the loans.

Our loans are primarily collateralized by real estate, equipment, licenses and/or other collateral assets of borrowers. The extent of any credit deterioration associated with the performance and/or value of the underlying collateral property and the financial and operating capability of the borrower could impact the expected amounts received. We monitor performance of our portfolio of loans held for investment under the following methodology: (1) borrower review, which evaluates each borrower’s ability to execute its business plan, reviews its financial condition including consideration of interest and principal payment history, assesses any alleged actual, threatened, or pending litigation; (2) economic review, which contemplates the value of underlying collateral (i.e. leasing performance, unit sales and cash flow of the collateral and its ability to cover debt service, as well as the residual loan balance at maturity); (3) property review, which considers current environmental risks, changes in insurance costs or coverage, current site visibility, capital expenditures and market perception; and (4) market review, which analyzes the collateral from a supply and demand perspective of similar property types, as well as from a capital markets perspective. Changes in other observable market data may be utilized in determining the immediate recognition of expected credit losses over the life of financial instruments.

Loans are generally placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is generally reversed against interest income in the period the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding the borrower’s ability to make pending principal and interest payments. Non-accrual loans are restored to accrual status when principal and interest payments are brought current, the borrower demonstrates sustained repayment performance, or the loan becomes well secured and is in the process of collection. We may make exceptions to placing a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

CECL Allowance

We measure current expected credit losses (“CECL”) for loans held for investment based on Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13). We early adopted ASU 2016-13 at formation, which introduces a new credit loss methodology which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” methodology for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This method replaces the multiple existing impairment methods in current U.S. GAAP, which generally require a loss be incurred before it is recognized.

We estimate our CECL reserve primarily using the Weighted Average Remaining Maturity (“WARM”) method. The WARM method requires reference to historic loss data taking into consideration expected economic conditions over the relevant timeframe. We apply the WARM method for the majority of our loan portfolio, which loans share similar risk characteristics. Application of the WARM method to estimate a CECL reserve requires judgment, including (i) the appropriate historical loan loss reference data, (ii) the expected funding timing and amount of unfunded commitments and repayments of current loans, and (iii) the current credit quality of our loan portfolio and expectations of performance and market conditions over the relevant time period.

To estimate the historic loan losses relevant to our portfolio, we reviewed our historical loan performance, which includes zero realized loan losses since the inception of our operations. In addition, we review each loan on a quarterly basis and evaluate the borrower’s ability to pay the monthly interest, the borrower’s likelihood of executing the original exit strategy, as well as the loan-to-value (LTV) ratio. In considering the potential current expected credit loss relating to our investments, we considered the value of the collateral including real estate value, license collateral, and personal guarantees, among other collateral types. In considering the impact on the current expected credit losses, we determined whether the LTV ratio as of the balance sheet date, indicates that expected credit losses are probable. Additionally, we analyzed our repayment history, noting we have limited “true” operating history, since the incorporation date of March 30, 2021. Therefore, the third quarter ended September 30, 2021 was only our second quarter of operations. However, our sponsor, Chicago Atlantic Group, LLC, has had operations for the past two fiscal years and has made investments in similar loans, that have similar characteristics including, interest rate, collateral coverage, guarantees, and prepayment/make whole provisions. We and the Sponsor have experienced prepayment on six loans since the inception of the Sponsor, and in no such case was an event of loss experienced. Given the similarity of the structuring of the credit agreements for the loans in our portfolio, management considered it appropriate to evaluate the past prepayment.

Refer to footnote 2 to our consolidated financial statements for the period April 1, 2021 to September 30, 2021, titled “Summary of Significant Accounting Policies” for more information on CECL.

Risk Ratings

We continuously evaluate the credit quality of each loan by assessing the risk factors of each loan and assigning a risk rating based on a variety of factors. Risk factors include property type, geographic and local market dynamics, physical condition, projected cash flow, loan structure and exit plan, loan-to-value ratio, fixed charge coverage ratio, project sponsorship, and other factors deemed necessary. Based on a 5-point scale, our loans are rated “1” through “5,” from less risk to greater risk, which ratings are defined as follows:

Rating	Definition
1	Outperform — Materially exceeds performance metrics included in original or current credit underwriting and business plan.
2	Exceeds Expectations — Collateral and business performance exceeds substantially all performance metrics included in original or current credit underwriting and business plan.
3	Satisfactory — Collateral and business performance meets, or is on track to meet underwriting expectations; business plan is met or can reasonably be achieved.
4

Underperformance — Collateral performance falls short of underwriting, material differences from business plans, defaults may exist, or may soon exist absent material improvement. Risk of recovery of interest exists.

5

Impaired/Default — Performance is significantly worse than underwriting with major variances from business plan observed. Loan covenants or financial milestones have been breached; exit from loan or refinancing is uncertain. Full recovery of principal is unlikely.

The risk ratings are primarily based on historical data as well as taking into account future economic conditions.

As of September 30, 2021, the carrying value of loans held at carrying value and loans receivable at carrying value within each risk rating by year of origination is as follows:

Risk Rating	2021	Total
1	$119,179,374	$119,179,374
2	$7,943,790	$7,943,790
3	—	—
4	—	—
5	—	—
Total	$127,123,164	$127,123,164

Income Taxes

We are a Maryland corporation that intends to elect to be taxed and qualify as a REIT under the Code, commencing with our taxable year ending December 31, 2021. We believe that our proposed method of operation will enable us to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on us satisfying numerous asset, income and distribution tests which depend, in part, on our operating results.

To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute annually to our stockholders at least 90% of our REIT taxable income prior to the deduction for dividends paid and our net capital gain. To the extent that we distribute less than 100% of our REIT taxable income in any tax year (taking into account any distributions made in a subsequent tax year under Sections 857(b)(9) or 858 of the Code), we will pay tax at regular corporate rates on that undistributed portion. Furthermore, if we distribute less than the sum of 1) 85% of our ordinary income for the calendar year, 2) 95% of our capital gain net income for the calendar year, and 3) any Required Distributions to our stockholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then we are required to pay a non-deductible excise tax equal to 4% of any shortfall between the Required Distribution and the amount that was actually distributed. The 90% distribution requirement does not require the distribution of net capital gains. However, if we elect to retain any of our net capital gain for any tax year, we must notify our stockholders and pay tax at regular corporate rates on the retained net capital gain. The stockholders must include their proportionate share of the retained net capital gain in their taxable income for the tax year, and they are deemed to have paid the REIT’s tax on their proportionate share of the retained capital gain. Furthermore, such retained capital gain may be subject to the nondeductible 4% excise tax. If it is determined that our estimated current year taxable income will be in excess of estimated dividend distributions (including capital gain dividend) for the current year from such income, we accrue excise tax on estimated excess taxable income as such taxable income is earned. The annual expense is calculated in accordance with applicable tax regulations. Excise tax expense is included in the line item income tax expense.

FASB ASC Topic 740, Income Taxes (“ASC 740”), prescribes a recognition threshold and measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We have analyzed our various federal and state filing positions and believe that our income tax filing positions and deductions are well documented and supported as of September 30, 2021. Based on our evaluation, there is no reserve for any uncertain income tax positions. Accrued interest and penalties, if any, are included within other liabilities in the balance sheets.

JOBS Act Accounting Election

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Recent Accounting Pronouncements

As of September 30, 2021, there are no recent accounting pronouncements that have been issued that are expected to have a significant impact on our consolidated financial statements.

BUSINESS

We are a newly formed commercial real estate finance company. Our primary investment objective is to provide attractive, risk-adjusted returns for stockholders over time primarily through consistent current income dividends and other distributions and secondarily through capital appreciation. We intend to achieve this objective by originating, structuring and investing in first mortgage loans and alternative structured financings secured by commercial real estate properties. Our current portfolio is comprised primarily of senior loans to state-licensed operators in the cannabis industry. We expect cannabis lending will continue to be a principal investment strategy for the foreseeable future; however, we expect to also lend to or invest in companies or properties that are not related to the cannabis industry if they provide return characteristics consistent with our investment objective. From time to time, we may also invest in mezzanine loans, preferred equity or other forms of joint venture equity to the extent consistent with our exemption from registration under the Investment Company Act and maintaining our qualification as a REIT. We may enter into credit agreements with borrowers that permit them to incur debt that ranks equally with, or senior to, the loans we extend to such companies under such credit agreements. As of September 30, 2021, our portfolio includes one loan that is subordinate to a first mortgage that comprises approximately 10.8% of our total assets as of such date. There is no assurance that we will achieve our investment objective.

We believe that cannabis operators’ limited access to traditional bank and non-bank financing has provided attractive opportunities for us to make loans to companies that exhibit strong fundamentals but require more customized financing structures and loan products than regulated financial institutions can provide in the current regulatory environment. We believe that continued state-level legalization of cannabis for medical and adult use creates an increased loan demand by companies operating in the cannabis industry and property owners leasing to cannabis tenants. Furthermore, we believe we are differentiated from our competitors because we seek to target operators and facilities that exhibit relatively lower-risk characteristics, which we believe include generally limiting exposure to ground-up construction, lending to cannabis operators with operational and/or profitable facilities, diversification of geographies and distribution channels, among other factors. We expect cannabis lending will continue to be a principal investment strategy for the foreseeable future. We expect to also lend or invest in properties that are not related to the cannabis industry if they provide return characteristics consistent with our investment objective.

Our Manager and its affiliates seek to originate real estate loans between $5 million and $200 million, generally with one- to five-year terms and amortization when terms exceed three years. We generally act as co-lenders in such transactions and intend to hold up to $30 million of the aggregate loan amount, with the remainder to be held by affiliates or third party co-investors. We may revise such concentration limits from time to time as our loan portfolio grows. Other investment vehicles managed by our Manager or affiliates of our Manager may co-invest with us or hold positions in a loan where we have also invested, including by means of splitting commitments, participating in loans or other means of syndicating loans. We will not engage in a co-investment transaction with an affiliate where the affiliate has a senior position to the loan held by us. To the extent that an affiliate provides financing to one of our borrowers, such loans will be working capital loans or loans that are subordinate to our loans. We may also serve as co-lenders in loans originated by third parties and, in the future, we may also acquire loans or loan participations. Loans that have a one to two year maturity are generally interest only loans.

Our loans are secured by real estate and, in addition, when lending to owner-operators in the cannabis industry, other collateral, such as equipment, receivables, licenses or other assets of the borrowers to the extent permitted by applicable laws and regulations governing such borrowers.

As of September 30, 2021, our portfolio, which is comprised primarily of first mortgages to established multi-state or single-state cannabis operators or property owners, is secured by real estate, on average, 1.8 times our aggregate funded principal amount of such loans. We consider cannabis operators to be established if they are state-licensed and are deemed to be operational by the applicable state regulator. We do not own any warrants or other forms of equity in any of our portfolio companies that are involved in the cannabis industry, and we will not take warrants or equity in such issuers until permitted by applicable laws and regulations, including U.S. federal laws and regulations.

In addition, we impose strict loan covenants and seek personal or corporate guarantees for additional protection. As of September 30, 2021, 33.3% of the loans held in our portfolio are backed by personal or corporate guarantees. We aim to maintain a portfolio diversified across jurisdictions and across verticals, including cultivators, processors, dispensaries, as well as ancillary businesses. In addition, we may invest in borrowers that have equity securities that are publicly traded on the Canadian Stock Exchange (“CSE”) in Canada and/or over-the-counter in the United States.

We are an externally managed Maryland corporation that intends to elect and qualify to be taxed as a REIT under Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2021. We believe that our proposed method of operation will enable us to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on us continuing to satisfy numerous asset, income and distribution tests described under “U.S. Federal Income Tax Considerations — Taxation,” which in turn depend, in part, on our operating results. We also intend to operate our business in a manner that will permit us and our subsidiaries to maintain one or more exclusions or exemptions from registration under the Investment Company Act.

Formation Transactions

We were formed on March 30, 2021 as a Maryland corporation. Following our formation, Chicago Atlantic Fund, LLC and Chicago Atlantic Fund QP, LLC, each of which is a Delaware limited liability company managed by an affiliate of our Manager, transferred to us all of their respective interests in five senior secured loans with a combined amortized cost, plus payment-in-kind interest and accrued interest thereon, of approximately $9.9 million in exchange for 635,194 shares of our common stock.

From April 15, 2021 to September 30, 2021, we acquired loans at amortized cost of $15,115,029 from affiliates of the Manager in exchange for issuance of 971,443 shares of common stock, as well as cash contributions of $92,517,500 to fund loans in exchange for 5,946,100 shares of common stock.

On May 1, 2021, we acquired 100% of a wholly owned financing subsidiary from an affiliate of our Manager in exchange for the issuance of 481,259 shares of our common stock. The subsidiary is consolidated into our consolidated financial statements, and the loans held by the subsidiary are valued at amortized cost, which was $10.8 million as of September 30, 2021.

Our Manager

We are externally managed by our Manager pursuant to our Management Agreement. Our senior management team is provided by our Manager and includes John Mazarakis, our Executive Chairman, Anthony Cappell, our Chief Executive Officer, Dr. Andreas Bodmeier, our Co-President and Chief Investment Officer, and Peter Sack, our Co-President. Ryan Muranaka, David Kite, Lindsay Menze, and Phillip Silverman are also key members of the management team, with Mr. Muranaka focusing on originations, Mr. Kite focusing on operations and portfolio management and Ms. Menze and Mr. Silverman focusing on accounting and financial reporting. Our Manager is supported by ten additional investment professionals with significant expertise in executing our investment strategy and two accounting and legal professionals.

Our Manager’s Investment Committee, which is comprised of John Mazarakis, Anthony Cappell, Dr. Andreas Bodmeier, and Peter Sack, advises and consults with our Manager and its investment professionals with respect to our investment strategy, portfolio construction, financing and investment guidelines and risk management and approves all of our investments. The investment professionals of our Manager have over 100 years of combined experience in private credit, real estate lending, retail, real estate acquisitions and development, investment advice, risk management, and consulting. Collectively, the investment professionals have originated, underwritten, structured, documented, managed, or syndicated over $8.0 billion in credit and real estate transactions, which includes loans to cannabis operators, loans to companies engaged in activities unrelated to cannabis, as well as commercial real estate loans. The depth and breadth of the management and investment team allows our Manager to address all facets of our operations.

As of October 22, 2021, our Sponsor and affiliates, through affiliated private funds and co-investors, had originated and closed 28 loans totalling approximately $556.1 million to companies operating in the cannabis industry, had approximately $284.8 million of loans outstanding and were committed to fund approximately $99.3 million in additional loans under commitments from existing credit facilities (subject to customary funding conditions), with approximately $87.0 million of potential loans under executed non-binding term sheets in various stages of underwriting and loan documentation.

As of October 22, 2021, the members of our Manager’s Investment Committee had reviewed over 500 cannabis loan opportunities, of which 28 loans have been funded and, as of October 22, 2021, 38 other loan opportunities were being evaluated. We believe our relationship with our Manager benefits us by providing access to a robust pipeline of potentially actionable opportunities, an extensive relationship network of cannabis industry operators and other real estate loan opportunities and significant back-office personnel to assist in the origination and management of loans.

Pursuant to our Management Agreement with our Manager, our Manager will manage our loans and our day-to-day operations, subject at all times to the further terms and conditions set forth in our Management Agreement and such further limitations or parameters as may be imposed from time to time by our Board. Under our Management Agreement, our Manager has contractual responsibilities to us, including to provide us with a management team (whether our Manager’s own employees or individuals for which our Manager has contracted with other parties to provide services to its clients), who will be our executive officers, and the Manager’s Investment Committee. Our Manager will use its commercially reasonable efforts to perform its duties under our Management Agreement.

The initial term of our Management Agreement is for three years and shall continue until May 1, 2024. After the initial term, our Management Agreement shall automatically renew every year for an additional one-year period, unless we or our Manager elect not to renew. Our Management Agreement may be terminated by us or our Manager under certain specified circumstances.

For additional information, see “Our Manager and Our Management Agreement.”

Market Overview

We believe the current market environment is extremely favorable for making loans in the cannabis industry due to outsized market growth, high demand for capital among cannabis operators and limited supply of debt capital from traditional financing sources. We also believe the regulatory backdrop remains fluid and that it will take time to implement any existing legislation or pass and implement any new legislation.

The Cannabis Market is Experiencing Outsized Growth vs. More Mature Industries

The state-regulated cannabis sector has been growing rapidly due to continued state legalization and conversion of the illicit cannabis market. The cannabis industry in the United States is estimated to employ approximately 400,000 individuals and will contribute nearly $100 billion to the U.S. economy in 2021. The United States retail cannabis market generated approximately $17.5 billion in total sales for 2020, representing growth of 46% year over year amidst the COVID-19 pandemic. Estimates for industry-wide sales are estimated to reach approximately $25 billion in 2021 and approximately $43 billion in 2025 (at least 20% CAGR from 2020A to 2025E) with potential to reach $100 billion longer term by 2030 as the sector further matures. This outsized expected growth comes from multiple factors, including:

•        Continued strong growth from states where cannabis is already legal for either medical and/or recreational use such as California, Colorado, Illinois, Michigan and Arizona;

•        Commencement of cannabis sales in recently legalized markets, specifically New York, New Jersey and Connecticut;

•        Accelerating medical marijuana research and development in both existing and new markets, including the southeast United States; and

•        Continued transition away from illicit markets with expected additional state legalization efforts and increased interest from new consumers.

Cannabis companies have been, and are expected to continue, expanding in existing and new markets with certain states recently legalizing medical and/or recreational use. The demand for cannabis has been primarily attributable to the increased accessibility of cannabis and a wide range of benefits and use cases for both, medical and recreational use. We believe a continuation in this increase in demand will result in significant need for capital on behalf of cannabis industry operators and adjacent industries. Some of the market drivers, challenges and opportunities related to cannabis are summarized below.

Increasing legalization of cannabis, including the recent legalization of medicinal and/or adult use cannabis, as applicable, by Alabama, Arizona, Connecticut, Mississippi, Montana, New Jersey, New Mexico, New York, and South Dakota in each of their most recent respective state elections. Since February 2021, five neighboring Northeast states, a densely populated region that includes New Jersey and New York, have passed legalization bills, that are estimated to have future combined annual sales that exceed $8.7 billion. In addition, growing medical research and development have potential to drive higher demand and additional medical applications.

Operators face many challenges in their respective markets due to complex, non-uniform state-by-state regulation and lengthy license approval processes, significant capital expenditures, high costs and complex distribution channels, large illicit market with sales estimated to approximate $60 billion in the U.S. in 2020. We believe illicit sales will continue to decline over time as legal adoption accelerates, further driving capital demand from licensed, regulator cannabis operators. The cannabis industry in the United States is estimated to have a total economic impact of greater than $130 billion by 2024. While operators look to take advantage of the market opportunity while controlling costs imposed by the challenges discussed above, constrained public and private equity markets, including lack of access to traditional debt capital, drives a supply/demand imbalance of capital. Highly fragmented market and regulatory complexities create significant barriers to entry.

Imbalanced Supply/Demand for Capital Among Cannabis Operators

We believe debt markets are underdeveloped relative to demand, cannabis operators have not had sufficient access to debt capital or it has been cost prohibitive. Given that cannabis operators in the United States are not currently permitted to list on the NYSE, the Nasdaq Stock Market or the Toronto Stock Exchanges, many are listed less prominent exchanges or markets, such as the CSE in Canada or the OTC in the United States. As a result, companies with cannabis operations in the United States are seeking alternative sources of financing, which has allowed lenders to command strong risk-adjusted returns in the origination of loans with significant collateral. Furthermore, many banks and institutional capital providers are not comfortable or do not have the capability to lend to the cannabis industry, given the current regulatory environment, creating a large void for credit-based financing solutions. The lack of competition between the capital providers who are willing or capable of lending to operators in the cannabis industry creates an attractive environment to make selective investments in first lien loans to receive outsized risk-adjusted returns. As an experienced capital provider in cannabis, we believe that we are uniquely positioned to fill the capital need gap of high quality operators at a time of substantial market growth. Real estate is an important source of collateral for cannabis operators, we believe there is significant demand for debt financing for cannabis industry operators to finance their growth whereby operators retain ownership of their real estate. We believe capital raising will accelerate across existing and newly legalized markets as operators seek capital to finance existing and new cultivation, processing, distribution, and retail capabilities. This disconnect in demand and supply allows us to leverage our underwriting process and carefully select opportunities, allowing for attractive risk profiles. Furthermore, we believe shorter-term financing is superior to long-term sale-leaseback transactions on a risk-adjusted basis given the ability to repatriate and redeploy capital more quickly in the evolving industry.

Federal Legalization Constraints on Potential Market Participants

Due to discrepancies in state and federal regulations regarding cannabis and know-your-customer obligations, federally-chartered institutional banks have felt constrained from providing full services to cannabis-related businesses. Since cannabis currently remains illegal at the federal level, federally-chartered banks that engage in business with the cannabis industry are considered to potentially be putting their federal banking charters at risk by engaging in cannabis-related funding. Moreover, each state has different licenses, requirements, and regulations, thus creating inconsistencies between markets and the need for specific state-by-state diligence, creating a void market space for us.

Cannabis Legislative Reform Continues Progress

Cannabis legalization and the support of legalization continues to grow in the United States. Since the November 2020 election, 11 states voted on medical and adult use cannabis legalization measures. Eight states legalized adult use cannabis: Arizona, Connecticut, Montana, New Jersey, New Mexico, New York, South Dakota, and Virginia. In addition Alabama legalized cannabis solely for medicinal use. Several additional states are actively considering legalizing medical and/or adult use cannabis. We believe these recent legalizations and required capital investments present a unique market opportunity for us to finance the expansion of cannabis industry operators. Americans support ending cannabis prohibition. Gallup’s 2020 survey found that approximately 68% of Americans support legalizing cannabis. The poll also found that the support has become bipartisan, with 83% of Democrats, 72% of Independents, and 48% of Republicans supporting the legalization of cannabis. A 2019 United Nations Report estimated that 188 million people worldwide already use cannabis. In the United States, 37 states and several territories have legalized medical cannabis, and eighteen of those states and the District of Columbia have fully legalized cannabis for adult use. Most states with legalized cannabis declared cannabis companies as “essential businesses” during the COVID-19 pandemic, permitting them to remain open while residents sheltered in place. According to a study from the Journal of Addictive Diseases, medical cannabis users with mental health conditions reported a 91% increase in use of medical cannabis on average since the beginning of COVID-19 pandemic to the date of the study.

The Regulatory Backdrop Remains Extremely Fluid

A number of federal bills have been introduced but have not yet passed both the U.S. House of Representatives and U.S. Senate. We believe the regulatory backdrop remains fluid and that it will take time to pass and implement any existing or new legislation. The following legislation is being considered by Congress:

•        The Cannabis Administration and Opportunity Act, introduced by Senators Cory Booker (D-NJ), Ronald Wyden (D-OR) and Charles Schumer (D-NY) is a Senate bill to federally deschedule cannabis, expunge prior conviction, maintain the authority of states to set their own cannabis policies and remove collateral consequences like immigration-related penalties for those with cannabis related convictions. The draft legislation to end the federal prohibition of cannabis was released on July 14, 2021.

•        The Secure and Fair Enforcement (“SAFE”) Banking Act of 2019, which was reintroduced to the House at the end of May 2021, would prohibit federal regulators from penalizing financial institutions that serve cannabis companies. The passing of this bill would allow financial institutions legally to provide services to state-licensed and compliant cannabis companies.

•        The HEROES Act, passed by the House of Representatives for COVID-19 relief, includes those provisions from the SAFE Banking Act.

•        The Common Sense Cannabis Reform for Veterans, Small Businesses, and Medical Professionals Act, sponsored by Republican representatives, which would federally deschedule cannabis and provide federal protections and mandates for federal cannabis research.

•        The Marijuana Opportunity, Reinvestment and Expungement Act (“MORE”), [introduced in July 2019 by Rep. Jerrold Nadler (D-NY)], would remove cannabis entirely from the list of scheduled substances under the Controlled Substances Act and eliminate criminal penalties for manufacturing, distributing, or possessing cannabis, and among other measures would also establish certain measures for social and criminal justice and impose a federal tax on cannabis products.

•        The Strengthening the Tenth Amendment Through Entrusting States (“STATES”) Act, introduced in June 2018 by Senators Elizabeth Warren (D-MA) and Cory Gardner (R-CO), provides that the CSA’s prohibitions “shall not apply to any person acting in compliance with state law relating to the manufacture, production, possession, distribution, dispensation, administration, or delivery of marijuana.” While cannabis would remain a CSA schedule I controlled substance, the STATES Act would permit state legal cannabis activities by creating a carve-out to the CSA, which in turn would remove the risk of federal anti-money-laundering and RICO claims. The STATES Act would not fully legalize cannabis on a national level, and would allow states to continue to prohibit cannabis or limit its legality.

Regarding recent updates on President Biden’s stance on cannabis, Press Secretary Jen Psaki stated that President Biden’s stance on cannabis remains unchanged, stating “He spoke about this on the campaign. He believes in decriminalizing the use of marijuana, but his position has not changed.” Furthermore, on April 20, 2021, Ms. Psaki also stated that “the President supports leaving decisions regarding legalization for recreational use up to the states; rescheduling cannabis as a Schedule II drug so researchers can study its positive and negative impacts; and, at the federal level, he supports decriminalizing marijuana use and automatically expunging any prior criminal records. He also supports legalizing medicinal marijuana.”

Our Competitive Strengths

We expect demand for financing in the cannabis market to continue to rise due to recent and future state legalization of cannabis for recreational and medical use, while federal prohibition on cannabis use and commercialization hampers certain commercial and financial activities. We believe we are well positioned to maintain and expand our position as a credible source of financing for cannabis industry operators and other property owners with the goal of becoming the lender of choice to leading cannabis industry operators, due to the following factors:

Leading Cannabis Lending Platform.    Our Sponsor and affiliates have originated and closed 28 loans totalling approximately $556.1 million to companies operating in the cannabis industry, making their first loan to a cannabis operator in April 2019. We believe we are a leading capital provider in the cannabis ecosystem with the requisite domain expertise, deep relationships, nimble execution capabilities, stringent underwriting standards, and strong risk analytics to become the lender of choice in the industry. We believe our broad network of deep relationships allows us to originate a substantial number loans that are not broadly marketed. We believe we are differentiated from our competitors because we seek to target operators and facilities that exhibit relatively lower-risk characteristics, which we believe include generally limiting exposure to ground-up construction, lending to cannabis operators with operational and profitable facilities, diversification of geographies and distribution channels, among other factors.

Sizable Initial Portfolio with Compelling Risk-Adjusted Returns and Strong Collateral.    We believe our current portfolio investments have attractive risk-adjusted returns. The YTM IRR on our loans is on average 16.8% and ranges from 10% to 20% through coupons, OID, unused fees, and exit fees. Our loans are primarily secured by real property and certain personal property, including licenses, equipment, and other assets to the extent permitted by applicable laws and the regulations governing our borrowers. As of September 30, 2021, our portfolio of loans had real estate collateral coverage, based on either comparable cost or appraised value of the real estate collateral as is, of approximately 1.8 times our aggregate funded principal amount of such loans.

Disciplined, “Credit-First” Underwriting Process.    We have developed a systematic underwriting process that applies a consistent approach to credit review and approval, with a focus on evaluating credit first and then appropriately assessing the risk-reward profile of each loan. We subject all of our potential loans and operators to rigorous underwriting criteria. Our assessment of credit is paramount, as we seek to minimize potential credit losses through effective due diligence, structuring, and covenant design. We seek to customize each transaction structure and financial and operational covenants to reflect risks identified through the underwriting and due diligence process with the goal of maximizing risk-adjusted returns. Our Manager’s investment professionals have extensive experience with and the ability to execute on innovative financing solutions that meet the needs of cannabis operators. We also seek to actively supplement our origination and credit underwriting activities through site visits and consistent dialogue with operators and outside capital partners, if any.

Our Team’s Track Record in Identifying Market Inefficiencies.    Members of our Manager’s Investment Committee have had successful careers in private credit, real estate lending, acquisitions, and development, consumer retail, investments, risk management, and consulting. We believe that our willingness and ability to invest and lend in market niches encumbered by regulatory uncertainty, where constrained or less nimble market participants are absent, offers us a distinct advantage. We believe our focus on identifying opportunities in such markets provides for commensurate returns relative to risk. Our relentless pursuit of all relevant information in connection with each transaction is a discrete focus of our investment team. We believe by carefully assessing specific challenges and because we possess the ability to understand and quantify the risks involved, we are able to effectively capitalize on market inefficiencies. We believe these types of assets provide an attractive, and often overlooked, investment opportunity.

Nimble Execution.    We believe we have nimble execution capabilities, with the ability to redeploy capital more quickly than the typical REIT land ownership models because we offer shorter terms on our loans than typical equity REITs. Our current portfolio has an average maturity of 2.3 years with significant prepayment protections, whereas we believe that certain competitors with typical equity REIT land ownership models have long-term leases averaging approximately 16 years. The duration of our loans, as compared to the length of leases usually employed by equity REITs, allows us to redeploy our capital with more flexibility as market changes occur instead of being locked in for longer periods of time. This model also allows our borrowers to retain control of their real estate assets, which is important to their businesses and allows for more flexibility regarding their capital structure.

Our Growth Strategy

Objective

Our primary investment objective is to provide attractive, risk-adjusted returns for stockholders over time, primarily through consistent current income dividends and other distributions and secondarily through capital appreciation. We intend to achieve this objective by originating, structuring and investing in a diversified portfolio of income-producing first mortgage loans and alternative structured financings secured by commercial real estate properties. Our current portfolio is comprised primarily of senior loans to state-licensed operators in the cannabis industry, secured by real estate, equipment, receivables, licenses or other assets of the borrowers to the extent permitted by applicable laws and regulations governing such borrowers. We intend to grow the size of our portfolio by continuing the track record of our business and the business conducted by our Manager and its affiliates by making loans to leading operators and property owners in the cannabis industry.

Key elements of our strategy include:

•        Targeting loans for origination and investment that typically have the following characteristics:

•        principal balance greater than $5 million;

•        real estate collateral coverage of at least one times the principal balance;

•        secured by commercial real estate properties, including cannabis cultivation facilities, processing facilities and dispensaries; and

•        well-capitalized operators with substantial experience in particular real estate sectors and geographic markets.

•        Diversifying our financing sources with increased access to equity and debt capital, which may provide us with a lower overall cost of funding and the ability to hold larger loan sizes, among other things.

As of October 22, 2021, members of our Manager’s Investment Committee are evaluating 38 loan opportunities representing anticipated total loan commitments of approximately $918.6 million. We believe we are well positioned to take advantage of the supply and demand imbalance that exists in the market. As the cannabis industry continues to evolve and to the extent that additional states legalize cannabis, the demand for capital continues to increase as operators seek to enter and build out new markets. We provide borrowers an institutional and flexible alternative for financing. As we continue to grow our equity base, we believe we can commit to additional transactions with strong risk-adjusted returns to diversify our portfolio and fund portions of larger deals that are syndicated by our Manager or its affiliates.

We intend to continue providing financing to state-licensed cannabis cultivators, processors, distributors, retailers, vertically-integrated cannabis firms, non-plant touching manufacturers, suppliers, and service providers to such industries, as well as related businesses, located in the U.S. and Canada. We will continue to focus on operators with strong collateral, in the form of real estate, equipment and receivables owned by the borrower, and may opportunistically invest in “all asset lien” cash flow loans, to the extent that allows us to maintain our qualification as a REIT, with a strict focus on adhering to conservative underwriting criteria. Our Manager will regularly evaluate loans and intends to retain an independent third-party valuation firm to provide input on the valuation of unquoted assets, which our Manager considers along with various other subjective and objective factors when making any such evaluation. The collateral underlying our loans is located in states in the U.S. that we believe have attractive regulatory environments for companies operating in the cannabis industry, economic conditions and commercial real estate fundamentals.

While an evaluation of the real estate and other collateral is an important part of our Manager’s underwriting process, we are limited in our ability to foreclose on certain collateral and may instead seek to sell a defaulted loan to a third party or force the sale of collateral underlying the loan as permitted in our standard loan agreements. There may be no readily available market for our loans, so we can provide no assurances that a third party would buy such loans or that the sales price of such loans would equal the value of the underlying collateral. For more information, see “Certain assets of our borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability.”

We intend to diversify our initial portfolio by also lending or investing in properties that are not related to the cannabis industry if they provide return characteristics consistent with our investment objective. From time to time, we may invest in mezzanine loans, preferred equity or other forms of joint venture equity.

We draw upon our Manager’s expertise in sourcing, underwriting, structuring and funding capabilities to implement our growth strategy. We believe that our current growth strategy provides significant potential opportunities to our stockholders for attractive risk-adjusted returns over time. However, to capitalize on the appropriate loan opportunities at different points in the economic and real estate investment cycle, we may modify or expand our growth strategy from time to time.

Underwriting and Investment Process

Our Manager’s investment process is a crucial tool in achieving our investment objective. We have built what we believe to be a disciplined, repeatable, and scalable investment process to identify, underwrite, structure, and monitor high-quality loan investments. Investment opportunities are identified, screened, underwritten, documented, approved and monitored in the process outlined below. The members of our Manager’s Investment Committee lead this process.

Origination relies on long-established relationships with professional referral sources and previous borrowers, modern direct and digital marketing, traditional sales and industry conferences.

Underwriting relies on gathering information on the borrower and industry, structuring financial and operational covenants, credit enhancements to enable us to closely monitor the borrower as well as planning exit strategies that enable us to recover principal in the event of a default. To date, there have been no payment defaults in our portfolio.

•        Pre-Screening.    The Manager’s Investment Committee selects investment opportunities based on a macro and micro approach, evaluating borrower location and market characteristics, collateral coverage and quality, management experience, operational performance metrics, its risk/return characteristics, as well as its position within the existing or targeted portfolio as a whole. A “pre-screen” will be completed, which may include (i) cash flow performance and coverage on a historical and pro-forma basis, (ii) pricing and yield characteristics, (iii) sources and uses, (iv) collateral summary and high-level collateral information, (v) expected structure, covenants, and credit enhancements, and (vi) Internet searches of the borrower(s), guarantor(s), and all management. Whether an opportunity merits further consideration will be determined based upon these factors. During this screening process, the investment team may discuss indicative valuation and terms with the prospective borrower, brokers, prospective co-investors, syndication partners and others. Members of the Manager’s Investment Committee may visit certain prospective borrowers at this stage, or at any other point through the completion of due diligence.

•        Interim Approval.    The Manager’s Investment Committee reviews the pre-screen and determines if a term sheet should be issued under the recommended structure or if any changes should be made to structure or pricing to enable the term sheet to be issued.

•        Term Sheet Issuance.    Following Interim Approval by the Manager’s Investment Committee, a term sheet is issued and negotiated with the prospective borrower (in conjunction with the review and approval of any such updates to the term sheet by the Manager’s Investment Committee). Upon the prospective borrower signing a term sheet, the borrower typically pays for due diligence expenses with a due diligence deposit in order to start pre-loan work.

•        Due Diligence.    Due diligence activities may include, where applicable, the following components:

• Real estate appraisal	• Background checks	• Review of tenant leases with all amendments
• Filed copies of three most recent business tax returns with all schedules	• For loans to cannabis operators, specific due diligence described below	• “Phase I” (and “Phase II,” if required) environmental site assessment
• Bank account reconciliations and proof of liquidity	• Schedule of Real Estate Owned	• Personal financial statements

•        Underwriting Memo and Preliminary Investment Committee Approval.    The Underwriting Memo compiles all due diligence items above and is presented on our underwriting template for approval by the Manager’s Investment Committee. The underwriting memo typically includes, as applicable:

• a history of the borrower and overview of the situation	• sources and uses of capital	• strengths, weaknesses or risks and their mitigants
• an analysis of historical and projected financials, including cash flow coverage, income statement analysis, and a projection and sensitivity analysis	• a collateral analysis including real estate appraisal information, liquidation analysis and strategy, and insurance coverage	• for loans to owner-operators, A/R, A/P, and inventory analysis, any equipment appraisals, and comparable transactions to establish license value
• a pricing model and a proprietary risk rating	• conditions precedent and covenants to be included in the loan agreement	• management backgrounds and personal financial statements

In addition to our underwriting and investment process, for cannabis-related loans we conduct due diligence to provide reasonable assurance that borrowers are complying with applicable state cannabis laws and not violating certain federal priorities with respect to cannabis set forth in applicable U.S. Department of Justice (the “DOJ”) memoranda. We conduct extensive cannabis regulatory due diligence on each borrower, including, but not limited to reviewing and verifying, as applicable:

• all of the borrower’s cannabis licenses by location	• letters of any approvals, violations or warnings to the borrower and any related businesses	• legal opinions regarding transferability of licenses (if applicable)
• all license applications and all related documentation submitted by the borrower to applicable regulators for obtaining a state license to operate its cannabis-related business	• lists of brands and trademarks owned and products sold by the borrower	• any applicable management agreements to which the borrower is a party
• available information about the borrower from the state licensing and enforcement authorities	• the borrower’s supply contracts, customer contracts and compliance and quality control procedures

•        Documentation.    Once approved by the Manager’s Investment Committee, preparation of legal documentation begins. If the borrower chooses to expedite the loan process, it may provide an additional deposit to dual track the preparation of legal documentation while the due diligence is completed. Throughout the process, the investment team will negotiate tightly structured loan documents with review from outside legal counsel. Our form credit and security documents are adapted to each investment. Additional documents and procedures that may be required to complete documentation include:

• springing or full deposit account control agreements	• lien, judgment, bankruptcy, and lawsuit searches	• insurance accords and endorsements
• title commitments and related documents	• Subordination, non-disturbance, and attornment (“SNDA”) agreements	• disbursement requests and funds flow
• collateral access agreements	• opinion letter of counsel	• closing checklist

•        Final Investment Committee Approval and Funding.    Upon completion of full underwriting and the legal documentation, the investment team prepares a final investment memorandum, which confirms or highlights any variances from the preliminary Manager’s Investment Committee approval. Following Manager’s Investment Committee approval, the investment is approved with funding subject to execution of the respective legal documents.

•        Portfolio Management is centered around monitoring operational data points, financial performance, and regulatory compliance of borrowers. Financial and operational covenants support the loan monitoring process and are designed as leading indicators to identify and mitigate potential defaults. In addition, we monitor aggregate exposures of the portfolio with respect to geographical and property diversification.

Manager’s Investment Committee

The Manager’s Investment Committee overseeing loans and the loan origination process for us will be focused on managing our credit risk through a comprehensive investment review process. As part of the investment process, the Manager’s Investment Committee must approve each loan before commitment papers are issued.

In addition, the Audit Committee of our Board assists our Board in its oversight of the determination of the fair value of assets that are not publicly traded or for which current market values are not readily available by evaluating various subjective and objective factors, including input provided by an independent valuation firm that we currently retain to provide input on the valuation of such assets. See “Management — Audit Committee” of this Prospectus.

Our Initial Portfolio

Overview

As of September 30, 2021, loans to 15 different borrowers comprise our portfolio, totalling approximately $129.2 million in total principal amount, with approximately $43.0 million in potential future fundings to such borrowers. As of September 30, 2021, our loan portfolio had a weighted-average YTM IRR of 16.8% and was secured by real estate and, with respect to certain of our loans, substantially all assets in the borrowers and certain of their subsidiaries, including equipment, receivables, and licenses. All of our loans have prepayment penalties. The YTM IRR on our loans is designed to present the total annualized return anticipated on the loans if such loans are held until they mature, which is consistent with our operating strategy. YTM IRR summarizes various components of such return, such as cash interest, paid-in-kind interest, original issue discount, and exit fees, in one measure that is comparable across loans. YTM IRR is calculated using various inputs, including (i) cash and payment-in-kind (“PIK”) interest, which is capitalized and added to the outstanding principal balance of the applicable loan, (ii) original issue discount (“OID”), (iii) amortization, (iv) unused fees, and (v) exit fees. Certain of our loans have extension fees, which are not included in our YTM IRR calculations, but may increase YTM IRR if such extension options are exercised by borrowers.

As of September 30, 2021, approximately 62.5% of our portfolio was comprised of floating rate loans, and 37.5% of our portfolio was comprised of fixed rate loans. As of such date, all of our loans had prepayment penalties.

The table below summarizes our loan portfolio as of September 30, 2021.

Loan	Initial Funding Date(1)	Maturity Date(2)	Total Commitment(3)	Principal Balance as of 9/30/2021	Percentage of Our Loan Portfolio	Future Fundings	Interest Rate(4)		Periodic Payment(5)	YTM IRR(6)
1(8)	7/2/2020	5/30/2023	$25,005,000	$25,005,000	14.5%	$—	10.63%		I/O	13.2%
2(11)	9/30/2021	9/30/2024	$34,000,000	$20,000,000	19.7%	$14,000,000	P + 8.75% (7) Cash, 2% PIK		I/O	17.4%
3	9/3/2021	6/30/2024	$15,000,000	$15,033,750	8.7%	$—	P + 10.75% (7) Cash, 3% PIK		P&I	18.7%
4(12)	8/24/2021	8/30/2024	$25,000,000	$15,015,836	14.5%	$10,000,000	13% Cash, 1% PIK		P&I	16.0%
5(9)	3/5/2021	7/31/2023	$15,975,167	$9,975,167	9.3%	$6,000,000	P + 10.00	%(7)	P&I	15.3%
6	5/28/2021	5/31/2025	$12,000,000	$8,111,700	7.0%	$4,000,000	P + 10.75% (7) Cash, 4% PIK (10)		P&I	19.9%
7	4/19/2021	4/28/2023	$10,900,000	$7,943,790	6.3%	$2,994,952	P + 11.75% (7) Cash, 2% PIK		P&I	19.3%
8	9/1/2021	9/1/2024	$9,500,000	$7,460,208	5.5%	$2,052,205	P + 9.25% (7) Cash, 2% PIK		P&I	17.5%
9	3/25/2021	3/31/2024	$7,316,000	$7,420,805	4.2%	$—	13.625% Cash, 2.75% PIK		P&I	20.7%
10	8/20/2021	2/20/2024	$6,000,000	$4,500,000	3.5%	$1,500,000	P + 9.00	%(7)	P&I	13.2%
11	11/19/2020	9/30/2023	$3,750,000	$3,103,750	2.2%	$500,000	P + 11.00	%(8)	P&I	18.0%
12	9/21/2021	3/21/2022	$3,100,000	$3,100,000	1.8%	$—	P + 13.75	%(7)	I/O	21.2%
13	4/19/2021	4/28/2023	$3,500,000	$1,500,000	2.0%	$2,000,000	P + 12.25	%(7)	P&I	17.4%
14	12/31/2019	12/31/2022	$800,000	$597,500	0.5%	$—	15.00%		P&I	21.3%
15	9/13/2019	9/30/2021	$710,881	$470,711	0.4%	$—	13.80%		P&I	17.1%
		Total	$172,557,048	$129,238,217	100.0%	$43,047,156	14.28%		Wtd Average	16.8%

____________

(1)      All loans originated prior to April 1, 2021 were purchased from affiliated entities at fair value plus accrued interest on or subsequent to April 1, 2021.

(2)      Certain loans have extension options from original maturity date.

(3)      Total Commitment excludes future amounts to be advanced at sole discretion of the lender.

(4)      “P” = prime rate and depicts floating rate loans that pay interest at the prime rate plus a specific percentage; “PIK” = paid in kind interest.

(5)      P&I = principal and interest. I/O = interest only. P&I loans may include interest only periods for a portion of the loan term.

(6)      Includes OID, unused fees, and exit fees, but assumes no prepayment penalties or early payoffs.

(7)      Subject to prime rate floor of 3.25%.

(8)      The aggregate loan commitment to Loan #1 includes a $4.05 million initial advance which has an interest rate of 15.25% and a second advance of $21.0 million which has an interest rate of 9.75%. The statistics presented reflect the weighted average of the terms under both advances for the total aggregate loan commitment. On October 3, 2021, following a review of our loan concentrations, we sold $5.0 million of principal related to the second tranche of Loan #1 to an affiliate at an amortized cost plus accrued interest of $4.9 million.

(9)      The aggregate loan commitment to Loan #5 includes a $5.98 million initial advance which has an interest rate of P + 10.00% and a second advance of $4.0 million which has an interest rate of P + 10.00%. The statistics presented reflect the weighted average of the terms under both advances for the total aggregate loan commitment.

(10)    Subject to adjustment not below 2% if borrower receives at least two consecutive quarters of positive cash flow after the closing date.

(11)    On October 1, 2021, following a review of our loan concentrations, we assigned $14.0 million of unfunded commitment in Loan #2 to an affiliate. The remaining unfunded commitment for Loan #2 is $0 as of the date of this prospectus.

(12)    On October 1, 2021, following a review of our loan concentrations, we assigned $5.0 million of unfunded commitment in Loan #5 to an affiliate. The remaining unfunded commitment for Loan #2 is $5.0 million as of the date of this prospectus.

Collateral Overview

Our loans to cannabis operators are secured by various types of assets of our borrowers, including real property and certain personal property, including licenses, equipment, receivables, and other assets to the extent permitted by applicable laws and the regulations governing our borrowers.

The table below represents the real estate collateral securing our loans as of September 30, 2021. The real estate collateral values in the table below were measured at the time of underwriting and based on various sources of data available at such time. In addition, the real estate that collateralizes the loans held by the Company is appraised by a third party at least once a year, or more frequently as needed.

Loan	Investment(1)	Location	Property Type	Principal Balance as of 9/30/2021	Implied Real Estate Collateral for REIT(2)	Our Real Estate Collateral Coverage as of 9/30/2021
1	Senior Real Estate Corporate Loan	Various	Retail/Industrial	$25,005,000	25,775,346	1.0x
2	Senior Real Estate Corporate Loan	Maryland	Retail/Industrial	$20,000,000	32,000,000	1.6x
3	Senior Real Estate Corporate Loan	Pennsylvania	Retail/Industrial	$15,033,750	16,700,000	1.1x
4	Senior Real Estate Corporate Loan	Various	Retail/Industrial	$15,015,836	29,617,670	2.0x
5	Senior Real Estate Corporate Loan	Michigan	Retail/Industrial	$9,975,167	24,243,792	2.4x
6	Senior Real Estate Corporate Loan	Pennsylvania	Industrial	$8,111,700	25,083,333	3.1x
7	Senior Real Estate Corporate Loan	Arizona	Industrial	$7,943,790	19,730,393	2.5x
8	Senior Real Estate Corporate Loan	West Virginia	Retail/Industrial	$7,460,208	16,667,733	2.2x
9	Senior Real Estate Corporate Loan	Various	Retail/Industrial	$7,420,805	6,795,730	0.9x
10	Senior Real Estate Corporate Loan	Michigan	Retail/Industrial	$4,500,000	10,900,000	2.4x
11	Senior Real Estate Corporate Loan	Pennsylvania	Retail/Industrial	$3,103,750	3,263,371	1.1x
12	Senior Real Estate Corporate Loan	Illinois	Industrial	$3,100,000	8,287,808	2.7x
13	Senior Real Estate Corporate Loan	Massachusetts	Retail/Industrial	$1,500,000	907,500	0.6x
14	Senior Real Estate Corporate Loan	Michigan	Retail	$597,500	1,681,852	2.8x
15	Senior Loan	Michigan	Retail	$470,711	6,631,000	14.1x
	Total			$129,238,217	228,285,530	1.8x

____________

(1)      Senior Real Estate Corporate Loans are structured as loans to owner operators secured by real estate. Senior Loans are loans to a property owner and leased to third party tenant.

(2)      Real estate is based on appraised value as is, or on a comparable cost basis, as completed.

Illustrative Description of Borrowers:

The following descriptions illustrate all loans in our portfolio as of September 30, 2021 that exceed 3% of total assets as of the date of our most recent balance sheet.

Loan #1

This loan is made to an industry leading multi-state operator (“MSO”) with operations in 12 different states, including Illinois, Florida, Arizona, New Jersey, and Maryland. The borrower is publicly listed on the Canadian Stock Exchange (“CSE”) and is a vertically integrated cultivator and retailer of medical and adult-use cannabis. Its business segments include cultivation, extraction, retail processing, and dispensaries. The real estate collateral of the loan consists of cultivation real estate and dispensary real estate. In addition, the loan is secured by a first lien on substantially all assets of the borrower and its material subsidiaries. The borrower of Loan #1 has been appropriately state-licensed, operational, and in compliance with the applicable state laws and regulations since 2017.

Loan #2

This loan is made to a vertically integrated MSO with operations in Maryland. The borrower is currently in the process of expanding its cultivation capacity. The real estate collateral of the loan consists of cultivation real estate. In addition, the loan is secured by a first lien on substantially all assets of the borrower. The borrower of Loan #2 has been appropriately state-licensed, operational and in compliance with the applicable state laws and regulations since 2019.

Loan #3

This loan is made to a single-state operator with operations in Pennsylvania. The borrower is a vertically integrated cultivator and retailer and is currently in the process of expanding its cultivation capacity. The real estate collateral of the loan consists of cultivation real estate. In addition, the loan is secured by a first lien on all assets of the borrower. The borrower of Loan #3 has been appropriately state-licensed, operational and in compliance with the applicable state laws and regulations since 2017.

Loan #4

This loan is made to a vertically integrated MSO with operations in Illinois, Arizona, and California. The borrower is currently in the process of expanding its cultivation capacity. The real estate collateral of the loan consists of cultivation real estate and dispensary real estate. In addition, the loan is secured by a first lien on substantially all assets of the borrower. The borrower of Loan #4 has been appropriately state-licensed, operational and in compliance with the applicable state laws and regulations since 2016.

Loan #5

This loan is made to a single-state operator with operations in Michigan. The borrower is a vertically integrated operator that cultivates and manufactures cannabis products, and operates dispensaries. The real estate collateral of the loan consists of cultivation real estate and dispensary real estate. In addition, the loan is secured by a first lien on substantially all assets of the borrower. The borrower of Loan #5 is appropriately state-licensed, operational since 2018 and in compliance with the applicable state laws and regulations.

Loan #6

This loan is made to a single-state cultivator with operations in Pennsylvania. The borrower is currently in the process of expanding its operational cultivation facility. Wholesale flower produced from the borrower’s cultivation is sold and distributed to retail dispensaries throughout the Pennsylvania market. The real estate collateral of the loan consists of cultivation real estate. In addition, the loan is secured by a first lien on all assets of the borrower. The borrower of Loan #6 has been appropriately state-licensed, operational, and in compliance with the applicable state laws and regulations since 2018.

Loan #7

This loan is made to a single-state cultivator with operations in Arizona. The borrower is currently developing an indoor cultivation facility to produce wholesale product to be distributed to medical and adult-use dispensaries in the Arizona market. The real estate collateral of the loan consists of cultivation real estate. In addition, the loan is secured by a first lien on substantially all assets of the borrower. The borrower of Loan #7 has been appropriately state-licensed, operational, and in compliance with the applicable state laws and regulations since 2019.

Loan #8

This loan is made to a single-state operator with operations in West Virginia. The borrower is a vertically integrated cultivator and retailer that is currently constructing its cultivation facility. The real estate collateral of the loan consists of cultivation real estate and dispensary real estate. In addition, the loan is secured by a first lien on substantially all assets of the borrower. The borrower of Loan #8 has been appropriately state-licensed since 2020 and expects to be operational in 2022.

Loan #9

This loan is made to a MSO with operations in eight states including Minnesota, New Mexico, New York, Arizona, Maryland, Massachusetts, Nevada, and Rhode Island. The borrower is a vertically integrated cultivator of pharmaceutical-grade cannabis extracts and operates medical cannabis cultivation, production, and retail. The real estate collateral of the loan consists of cultivation real estate and dispensary real estate. In addition, the loan is secured by a first lien on substantially all assets of the borrower. The borrower of Loan #9 has been appropriately state-licensed, operational and in compliance with the applicable state laws and regulations since 2019.

Loan #10

This loan is made to a single-state operator with operations in Michigan. The borrower is a vertically integrated cultivator and retailer. The real estate collateral of the loan consists of cultivation real estate and dispensary real estate. In addition, the loan is secured by a first lien on substantially all assets of the borrower. The borrower of Loan #10 has been appropriately state-licensed and in compliance with the applicable state laws and regulations since 2017.

Our Loan Origination Pipeline

As of September 30, 2021, we had the following unfunded commitments that we intend to fund prior to the closing of this offering or with proceeds from this offering.

As of September 30, 2021
Total original loan commitments	$172,557,048
Less: drawn commitments	(129,509,891)
Total undrawn commitments	$43,047,157

As of October 22, 2021, we funded approximately $19 million of the total undrawn commitment as of September 30, 2021, and there remained $24 million of undrawn commitment as of October 22, 2021. In addition, as of October 22, 2021, Members of our Manager’s Investment Committee are evaluating 38 potential new loans representing anticipated total loan commitments of approximately $918.6 million. We are in various stages of our evaluation process with respect to certain of these loans that meet our investment objective. As of October 22, 2021, we (i) were reviewing, but had not yet issued indications of interest or entered into term sheets with respect to 26 of these potential loans, (ii) had issued indications of interest with respect to three of the loans, comprising $105.0 million of anticipated loan commitments to be extended by us, and (iii) had executed non-binding term sheets with prospective borrowers with respect to seven additional potential loans, comprising $87.0 million of anticipated loan commitments to be extended by us. The below summarizes seven additional potential loans with non-binding term sheets issued as of October 22, 2021.

Loan Opportunity	Proposed Commitment for REIT	State	Collateral(1)
1	$5,000,000	Oregon	Real Estate, Other
2(2)	$20,000,000	Various	Real Estate, Other
3	$20,000,000	Illinois	Real Estate, Other
4	$10,000,000	Ohio	Real Estate, Other
5	$6,000,000	Michigan	Real Estate, Other
6	$6,000,000	Missouri	Real Estate, Other
7	$20,000,000	Illinois	Real Estate, Other
	$87,000,000

____________

(1)      Other collateral may consist of one or more of the following assets: accounts receivable, equipment, and licenses or ownership interests in licensed cannabis companies. The collateral described in this table may refer to properties that are, and will be, subject to various local laws and regulatory requirements that may restrict the use of collateral and our ability to foreclose on the collateral. See “Risk Factors — We may make loans that are secured by properties that are, and will be, subject to extensive regulations, such that if such collateral was foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.”

(2)      Term Sheet 2 has an aggregate loan commitment of $20,000,000 of which we expect $12,000,000 to be funded prior to effectiveness. As such, only the anticipated unfunded commitment will be contemplated as use of proceeds.

There can be no assurance that we will enter into definitive documentation with respect to any of these loans. In connection with the non-binding term sheets relating to the seven loans representing $87.0 million of anticipated loan commitments, prospective borrowers each entered into a period of exclusivity (ranging from 45 to 60 days) with us with respect to the proposed loans. To the extent the exclusivity period for any of these loans has since elapsed, we have entered, or are in the process of entering, into a letter agreement with the applicable prospective borrower to extend such exclusivity period and, in some cases, we may receive additional expense deposits from prospective borrowers to cover any additional direct costs.

As of October 22, 2021, we have completed our underwriting process and are negotiating definitive loan documents for six of the potential loan investments related to the fully-executed, non-binding term sheets. For the other one loan for which the Manager’s Investment Committee has provided preliminary approval, we are in the process of completing our diligence and underwriting process and negotiating definitive loan documents. As a result, no assurance can be given that any of these potential loans will close on the currently contemplated terms or at all. We intend to fund these potential loans using existing cash and/or, depending upon the timing of closing, net proceeds from loan repayments, or net proceeds from this offering.

Government Regulation

Our operations are subject to regulation, supervision, and licensing under various United States, state, provincial, and local statutes, ordinances and regulations. In general, lending is a highly regulated industry in the United States and we are required to comply with, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act, the USA Patriot Act, regulations promulgated by the Office of Foreign Assets Control, and U.S. federal and state securities laws and regulations. In addition, certain states have adopted laws or regulations that may, among other requirements, require licensing of lenders and financiers, prescribe disclosures of certain contractual terms, impose limitations on interest rates and other charges, and limit or prohibit certain collection practices and creditor remedies. We are required to comply with the applicable laws and regulations in the states in which we do business. We actively monitor proposed changes to relevant legal and regulatory requirements in order to maintain our compliance.

The Dodd-Frank Act

The Dodd-Frank Act made significant structural reforms to the financial services industry. For example, pursuant to the Dodd-Frank Act, various federal agencies have promulgated, or are in the process of promulgating, regulations with respect to various issues that may affect our Company. Certain regulations have already been adopted and others remain under consideration by various governmental agencies, in some cases past the deadlines set in the Dodd-Frank Act for adoption. It is possible that regulations that will be adopted in the future will apply to us or that existing regulations that are currently not applicable to us will begin to apply to us as our business evolves.

Investment Company Act

We have not been and are not currently required to be registered under the Investment Company Act pursuant to Section 3(c)(5) (the “Section 3(c)(5) Exemption”) of the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Real estate mortgages are excluded from the term “investment securities.”

We rely on the exception set forth in Section 3(c)(5) of the Investment Company Act, which excludes from the definition of investment company “[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses . . . (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The SEC generally requires that, for the exception provided by Section 3(c)(5) to be available, at least 55% of an entity’s assets be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying interests,” and at least another 25% of the entity’s assets must be comprised of additional qualifying interests or real estate-type interests (with no more than 20% of the entity’s assets comprised of miscellaneous assets). We believe we qualify for the exemption under this section and our current intention is to continue to focus on originating and investing in loans collateralized by real estate so that at least 55% of our assets are “qualifying interests” and no more than 20% of our assets are miscellaneous assets. However, if, in the future, we do acquire assets that do not meet this test, we may qualify as an “investment company” and be required to register as such under the Investment Company Act, which could have a material adverse effect on us.

The Investment Company Act provides certain protections and imposes certain restrictions on registered investment companies, none of which are currently applicable to us. Our governing documents do not permit any transfer of shares of our common stock that would result in us becoming subject to regulation as an investment company. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

Competition

We operate in a competitive market for the origination and acquisition of attractive lending opportunities. We compete with a variety of institutional investors, including other REITs, debt funds, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, institutional investors, investment banking firms, financial institutions, private equity and hedge funds, and other entities. Some of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several of our competitors, including other REITs, have recently raised, or are expected to raise, significant amounts of capital and may have investment objectives that overlap with our investment objective, which may create additional competition for lending and other investment opportunities. Some of our competitors may have a lower cost of funds and access to funding sources that may not be available to us or are only available to us on substantially less attractive terms. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exclusion or exemption from the Investment Company Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more lending relationships than we do. Competition may result in realizing fewer investments, higher prices, acceptance of greater risk, greater defaults, lower yields or a narrower spread of yields over our borrowing costs. In addition, competition for attractive investments could delay the investment of our capital.

In the face of this competition, we have access to our Manager’s professionals and their financing industry expertise, which may provide us with a competitive advantage in competing effectively for attractive investment opportunities and help us assess risks and determine appropriate pricing for certain potential investments. Although we believe our Manager’s expertise and our flexible funding structure provide us with valuable competitive advantages, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see “Risk Factors — Risks Related to Our Business and Growth Strategy.”

Human Capital

We are externally managed by our Manager pursuant to the Management Agreement between our Manager and us. Our officers also serve as officers or employees of our Manager and/or its affiliates. We do not have any employees. See “Our Manager and our Management Agreement — Management Agreement.”

Facilities

We currently maintain our executive offices at 420 North Wabash Avenue, Suite 500, Chicago, IL 60611. Our office is leased by our Manager or one of its affiliates from a third party and pursuant to the terms of our Management Agreement, we reimburse our Manager (or its affiliate, as applicable) for certain expenses relating to such offices (including our pro-rata portion of rent, telephone, printing, mailing, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses), as well as expenses relating to disaster backup recovery sites and facilities maintained for us, our affiliates, our loans or our Manager or its affiliates, in each case, as required for our operation.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business. Furthermore, third-parties may try to seek to impose liability on us in connection with our loans. We are not currently subject to any material legal proceedings.

MANAGEMENT

We operate under the direction of our Board, which is responsible for directing the management of our business and affairs. Our Board has retained our Manager to manage our loans and day-to-day operations, subject to the terms of our Management Agreement and the supervision of our Board. We do not have any employees. Our loans are sourced and overseen by the members of our Manager’s team, which as of October 22, 2021 consists of 22 investment and other professionals who are employees of our Manager and/or its affiliates and certain of whom are also our officers.

Directors and Executive Officers

The following table sets forth certain information concerning our directors and our executive officers, who, alongside our Manager, assist in our day-to-day operations:

Directors and Executive Officers	Age	Position/Title
John Mazarakis	44	Executive Chairman of the Board
Anthony Cappell	37	Chief Executive Officer, Director
Andreas Bodmeier	33	Co-President, Chief Investment Officer and Director
Peter Sack	32	Co-President and Director
Lindsay Menze	33	Chief Financial Officer and Secretary
David Kite	50	Chief Operating Officer
Jason Papastavrou	58	Independent Director
Frederick C. Herbst	64	Independent Director
Donald Gulbrandsen	60	Independent Director
Brandon Konigsberg	50	Independent Director
Michael Steiner	51	Independent Director

John Mazarakis — Executive Chairman of the Board.    Mr. Mazarakis co-founded Chicago Atlantic Group in April 2019 and has served as our Executive Chairman since our inception. As a proven entrepreneur and operator with successful ventures in real estate, retail, and hospitality. Mr. Mazarakis brings over 20 years of entrepreneurial, operational, and managerial experience. He has built a 30+ restaurant chain with more than 1,200 employees, established a real estate portfolio of over 30 properties, developed over 1 million square feet of commercial real estate, and completed multiple real estate financing transactions, at a cumulative annual growth rate exceeding 25%. He has invested in and served as an advisor to multiple successful startups. Mr. Mazarakis holds a Bachelor of Arts in Economics from the University of Delaware and an MBA from The University of Chicago Booth School of Business.

Mr. Mazarakis’s management experience and understanding of the real estate industry, and as a founder of Chicago Atlantic Group, LLC, make him an ideal choice to act as our Executive Chairman of the Board.

Anthony Cappell — Chief Executive Officer and Director.    Mr. Cappell co-founded Chicago Atlantic Group in April 2019 and has served as our Chief Executive Officer since our inception. Prior to founding Chicago Atlantic, Mr. Cappell was a Managing Director and Head of Underwriting at Stonegate Capital, a private credit investment firm focused on lower middle market businesses and emerging brands from July 2016 to October 2018. At Stonegate, he was responsible for credit, underwriting, and the growth strategy of the loan portfolio. Previously, from January 2013 to June 2016, he was a Senior Underwriter at First Midwest Bank and at Gibraltar Business Capital where he worked on a number of specialty finance transactions including technology, software, turnaround/distressed and re-discount loans. He began his career at Wells Fargo Capital Finance focused on a wide array of industries and loan structures from November 2008 to December 2012. Mr. Cappell holds a BA from the University of Wisconsin — Milwaukee and an MBA from The University of Chicago Booth School of Business.

Mr. Cappell’s extensive experience evaluating credit as a debt investor in the specialty finance space, and as a founder of Chicago Atlantic Group, LLC, provides our Board with critical understanding of our business and knowledge of how to craft and execute on our operational and strategic plans.

Andreas A. Bodmeier, Ph.D. — Co-President, Chief Investment Officer and Director.    Dr. Bodmeier co-founded Chicago Atlantic Group in April 2019 and has served as our Co-President and Chief Investment Officer since our inception. From October 2019 until December 2020, Dr. Bodmeier was a Senior Advisor to the Deputy Secretary in the Immediate Office of the Secretary at the United States Department of Health and Human Services

focused on policy evaluation and the Department’s response to COVID-19. From June 2015 until March 2019, Dr. Bodmeier was President of Quantitative Treasury Analytics, LLC, a boutique consulting firm focused on risk management for corporate clients as well as advising on capital structure decisions and investor relations. From May 2017 until March 2019, Dr. Bodmeier was Co-founder, Chief Investment Officer, and Chief Compliance Officer of Kinetik Finance, Inc., an SEC-registered online investment adviser for 401(k) or 403(b) retirement accounts, where he built the firm’s investment methodology and compliance program. Dr. Bodmeier has also served as a consultant for hedge funds, proprietary trading firms, commercial and consumer lenders, and pharmaceutical companies. His academic research at The University of Chicago Booth School of Business focused on capital market anomalies, portfolio allocation, and risk management. Dr. Bodmeier holds a Ph.D. in Finance and MBA from The University of Chicago Booth School of Business. Dr. Bodmeier received a B.Sc. in Mathematics and a B.Sc. in Physics from Freie University Berlin, Germany, a B.Sc. in Business Economics from University of Hagen, Germany, and a M.Sc. in Statistics from Humboldt University Berlin, Germany.

Mr. Bodmeier’s extensive knowledge of financial markets, risk management and ideal capital structure, in addition to his experience as a founder of Chicago Atlantic Group, LLC, will be indispensable to our Board and in executing our strategy.

Peter Sack — Co-President and Director.    Mr. Sack has served as our Co-President since July 2021. Peter is a credit investor and portfolio manager with experience investing across the capital structure. Prior to joining Chicago Atlantic, Mr. Sack was a Principal at BC Partners Credit from July 2018 to June 2021, where he sourced and underwrote across the firm’s opportunistic and senior lending strategies in a wide array of industries. Previously, Mr. Sack was an Associate at Atlas Holdings LLC, a private-equity firm focused on supporting distressed manufacturing and distribution companies globally, from July 2012 to June 2016. Mr. Sack holds a BA in East Asian Studies from Yale University, a MBA from the Wharton School of the University of Pennsylvania, and was a Fulbright Scholar at Sun Yat-sen University China.

Mr. Sack’s wealth of experience as a credit investor and portfolio manager across the capital structure will greatly benefit our Board’s discussions and decisions.

Lindsay Menze — Chief Financial Officer and Secretary.    Ms. Menze has served as our Chief Financial Officer since May 2021. Ms. Menze has over ten years of accounting and finance experience with expertise in financial reporting, operations and internal controls for the real estate and financial services industries. From October 2017 to May 2021, Ms. Menze worked as a Director within RSM US LLP’s technical accounting consulting practice, where she assisted clients with complex accounting and financial reporting issues, focusing on capital markets readiness and new accounting standard adoption. Prior to that, Ms. Menze spent seven years with Deloitte & Touche LLP where she was an Audit Manager, focusing on large publicly traded companies in the real estate and hospitality industry. She is a licensed Certified Public Accountant and member of the American Institute of Certified Public Accountants. Ms. Menze holds a BBA in Accountancy from the University of Notre Dame.

David Kite — Chief Operating Officer.    Mr. Kite has served as Chicago Atlantic’s Chief Operating Officer since July 2021 and joins with over 20 years of experience in investment management and real estate investments. Mr. Kite began his career as a commodities trader with Commodities Corp from September 1993 to March 1994. Soon after, Mr. Kite founded K&K Capital Management, serving as President from April 1994 to June 2004. After, Mr. Kite became the Managing Partner of Lionheart, a multi-strategy fund of hedge funds from June 2004 to July 2013. Mr. Kite transitioned to real estate as Principal and Chief Operating Officer of Free Market Ventures, a boutique private equity real estate company, where he oversaw for all aspects of the company including deal structure, capital raising, due diligence, acquisitions, asset management and dispositions from July 2013 to July 2021. Mr. Kite holds a BA in Economics from the University of Illinois and an MBA from the University of Chicago Booth School of Business.

Jason Papastavrou, Ph.D. — Independent Director.    Dr. Papastavrou founded ARIS Capital Management, LLC, a wealth management firm, in 2004 and currently serves as its Chief Executive Officer. Previously, Dr. Papastavrou was the founder and managing director of the Fund of Hedge Funds Strategies Group of Banc of America Capital Management (BACAP), president of BACAP Alternative Advisors, and a senior portfolio manager with Deutsche Asset Management.

Dr. Papastavrou has served as a member of the board of directors of GXO Logistics (NYSE: GXO), a publicly traded pure-play contract logistics company, since August 2021; XPO Logistics, Inc. (NYSE: XPO), a publicly traded leading provider of freight transportation, from September 2011 to August 2021; and previously served on the board of directors of United Rentals, Inc. (NYSE: URI), a publicly traded equipment rental company, from April 2005 to May 2020.

He was a tenured professor at the School of Industrial Engineering at Purdue University and holds a B.S. in mathematics, and a M.S. and a Ph.D. in electrical engineering and computer science from the Massachusetts Institute of Technology.

Dr. Papastavrou provides our Board with key insights to the financial markets, capital raising activities, and the management of a large, complex business.

Frederick C. Herbst — Independent Director.    Mr. Herbst currently serves on the board of directors of Indemnis Inc., a privately owned provider of drone parachute safety systems. Previously, Mr. Herbst served as Chief Financial Officer of Ready Capital Corporation, a commercial mortgage REIT, and Managing Director of Waterfall Asset Management, LLC, an SEC-registered institutional asset manager, from 2009 until he retired in June 2019. At Ready Capital Corporation, Mr. Herbst was responsible for all finance and accounting operations for the company and oversaw Ready Capital Corporation’s conversion to a public company via a reverse merger with a previously existing public company. From 2005 to 2009, Mr. Herbst was Chief Financial Officer of Clayton Holdings, Inc., a publicly traded provider of analytics and due diligence services to participants in the mortgage industry. Prior to Clayton Holdings, he was Chief Financial Officer of Arbor Realty Trust, Inc., a publicly traded commercial mortgage REIT, from 2003 until 2005, and of Arbor Commercial Mortgage, LLC, from 1999 until 2005. Prior to joining Arbor, Mr. Herbst was Chief Financial Officer of The Hurst Companies, Inc., Controller with The Long Island Savings Bank, FSB, Vice President Finance with Eastern States Bankcard Association and a Senior Manager with Ernst & Young. Mr. Herbst holds a BA in Accounting from Wittenberg University and became a licensed Certified Public Accountant in 1983.

Mr. Herbst’s wealth of knowledge and experience as the principal financial officer for a number of public and private entities, including mortgage REITs, makes him an instrumental member of our Board.

Donald Gulbrandsen — Independent Director.    Mr. Gulbrandsen currently serves as the Chief Executive Officer of Gulbrandsen Companies, a group of specialty chemical manufacturing companies headquartered in Clinton, New Jersey. In his role as Chief Executive Officer, Mr. Gulbrandsen oversees the strategic direction of the companies, including mergers and acquisitions and debt financing transactions. Mr. Gulbrandsen founded the companies in 1984 and has managed the organization through many growth stages to become an enterprise with over 1,000 employees and seven facilities worldwide. Mr. Gulbrandsen also serves as a National Council Co-Chair of the American Enterprise Institute and an Advisory Council Member of Entrepreneurship at Cornell University. He holds a BS in Chemical Engineering and a BA in History from Cornell University, and he is an alumnus of Harvard Business School’s Owner President Management Program.

Mr. Gulbrandsen’s lifetime of management and financial experience will be invaluable to our Board in executing our strategic vision.

Brandon Konigsberg — Independent Director.     Mr. Konigsberg is the founder of Kobra Group, LLC, an executive and board level advisory and consulting firm, where he has served since December 2020. He previously served in various roles at JP Morgan Chase & Co., a global financial services firm, from September 1996 to December 2020, including as Managing Director, Global Chief Financial Officer for Human Resources, Global Chief Financial and Operating Officer, and Corporate Treasury, and at J.P. Morgan Securities (formerly Bear Stearns Private Client Services). Mr. Konigsberg has been a business and functional Chief Financial Officer and has held senior management roles in the treasury function of various companies. Prior to joining JP Morgan Chase & Co., Mr. Konigsberg was an auditor at Goldstein, Golub and Kessler, PC.

Since September 2019, Mr. Konigsberg has served on the board of directors of GTJ REIT, Inc., a private commercial equity real estate investment trust.

He received a BS in Accounting from University of Albany and an MBA from New York University Stern School of Business.

Mr. Konigsberg brings to our Board his broad experience in financial services, including as a director of a private commercial REIT and as a certified public accountant.

Michael Steiner — Independent Director.     Mr. Steiner previously served as President of Service Energy LLC, a third-generation family-owned company based in Dover, Delaware, from May 1992 to September 2021. Service Energy is a branded Liberty distributor, employs over 200 local residents, has a fleet of 25 tank trucks and eleven service vans, and owns a storage facility capable of holding over one million gallons of propane and 350,000 gallons of oil. Mr. Steiner also served as President of Petroleum Equipment, Inc. from May 1992 to September 2021. Mr. Steiner holds a BA in History from Wake Forest University and an MBA from the University of Delaware.

Mr. Steiner’s near 30 years of management and financial experience will be a great benefit to our Board in overseeing our operations.

Some of our directors and executive officers act, and some of our future directors and executive officers may act, as directors and executive officers of our Manager, its affiliates and other investment vehicles managed by our Manager, as applicable, and such directors and executive officers may own interests in such other entities from time to time.

Board of Directors

Our Board consists of nine directors, five of whom meet the independence requirements of NASDAQ. Our Board reviews any relationship that each of our directors has with us, either directly or indirectly, that could interfere with exercising independent judgment in carrying out a director’s responsibilities. Our Board has determined that each of Dr. Papastavrou, Mr. Herbst, Mr. Gulbrandsen, Mr. Konigsberg and Mr. Steiner meet the independence standards as set forth by the rules, regulations and listing standards of the Nasdaq Stock Market and the applicable rules of the SEC.

Our Board has the responsibility for establishing broad corporate policies and for our overall performance and direction, and generally oversees our day-to-day operations. Our Board monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of certain of our service providers. Among other things, our Board elects our officers and either directly, or by delegation to the Audit Committee and/or Compensation Committee, as applicable, reviews and monitors the services and activities performed by our Manager and our officers.

Our directors keep informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications with our Manager and our executive officers. Our independent directors meet in executive session at which only our independent directors are present at least twice a year or such greater number as required by the rules, regulations and listing standards of the Nasdaq Stock Market.

Board Leadership Structure

Our Board has designated Dr. Papastavrou, one of our independent directors, to serve as Lead Independent Director. The Lead Independent Director serves as the liaison between management and the independent directors and acts as the presiding independent director and presides at meetings of the independent directors or non-management directors. The Lead Independent Director’s responsibilities include facilitating communication with our Board and presiding over regularly conducted executive sessions of the independent directors. It is the role of the Lead Independent Director to review matters such as our Board meeting agendas, meeting schedule sufficiency and, where appropriate, other information provided to the directors; however, all directors are encouraged to, and in fact do, consult with management on each of the above topics. The Lead Independent Director and each of the other directors communicate regularly with the Executive Chairman of our Board, our Chief Executive Officer and our Co-Presidents regarding appropriate agenda topics and other matters related to our Board.

Under the Bylaws, our Board may designate a chairperson to preside over the meetings of our Board and meetings of the stockholders and to perform such other responsibilities as may be assigned to him or her by our Board. We do not have a fixed policy as to whether the chairperson of our Board should be an independent director and we believe that our flexibility to select our chairman and reorganize our leadership structure from time to time is in the best interests of our Company and our stockholders. Presently, Mr. Mazarakis serves as the Executive Chairman of the Board. We believe that we are best served through our existing leadership structure with Mr. Mazarakis serving as the Executive Chairman of our Board combined with Dr. Papastavrou serving as Lead Independent Director. We believe that Mr. Mazarakis’s extensive management and entrepreneurial experience and critical understanding of our business and knowledge of how to craft and execute on our business and strategic plans qualifies him to serve as the Executive Chairman of the Board, and his employment with our Manager provides an effective bridge between our Board and our Manager, thus ensuring an open dialogue between our Board and our Manager and that both groups act with a common purpose.

We believe that the leadership structure of our Board must be evaluated on a case by case basis and that our existing Board leadership structure provides sufficient independent oversight over our Manager. In addition, we believe that the current governance structure, when combined with the functioning of the independent director component of our Board and our overall corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of our business and affairs. However, we re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our Board is informed oversight of our risk management process. Our Board administers this oversight function directly, with support from its three standing committees, the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee, each of which addresses risks specific to its respective areas of oversight. In particular, as more fully described below, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements and the review and approval of our related party transactions, in addition to oversight of the performance of our internal audit function (to the extent such function is required by applicable rules and regulations). Because the Audit Committee is already charged with approving our related party transactions, our Board has charged the Audit Committee with overseeing amounts payable to our Manager pursuant to our Management Agreement and making recommendations to our Board with respect to our Board’s approval of the renewal of our Management Agreement. Our Compensation Committee is generally responsible for discharging our Board’s responsibilities relating to the compensation, if any, of our executive officers and directors, overseeing the expense reimbursement of our Manager and its affiliates for compensation paid by such entities to their respective employees pursuant to our Management Agreement, the administration and implementation of our incentive compensation plans (including, without limitation, the 2021 Omnibus Incentive Plan), and the preparation of reports on or relating to executive compensation required by the rules and regulations of the SEC. Our Nominating and Corporate Governance Committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.

Our Manager has also established an Investment Committee, the members of which consist of employees of our Manager and/or its affiliates, and which currently includes certain affiliates of our Manager and certain of our officers. The Manager’s Investment Committee works in conjunction with our Board to manage our credit risk through a comprehensive investment review process.

In addition, our Board and the Audit Committee meet regularly with our Manager and consider the feedback our Manager provides concerning the risks related to our enterprise, business, operations and strategies. Our Manager regularly reports to our Board and the Audit Committee on our loan portfolio and the risks related thereto, asset impairments, leverage position, affiliate payments (including payments made and expenses reimbursed pursuant to the terms of the Management Agreement), compliance with applicable covenants under the agreements governing our indebtedness, compliance with our qualification as a REIT and compliance with our exemption from registration as investment company under the Investment Company Act. Members of our Board are routinely in contact with our Manager and our executive officers, as appropriate, in connection with their consideration of matters submitted for the approval of our Board or the Audit Committee and the risks associated with such matters.

We believe that the extent of our Board’s (and its committees’) role in risk oversight complements our Board’s leadership structure because it allows our independent directors, through the three fully independent Board committees, executive sessions with the independent auditors, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review.

We believe that a board of directors’ role in risk oversight must be evaluated on a case by case basis and that our Board’s role in risk oversight is appropriate. However, we re-examine the manner in which our Board administers its oversight function on an ongoing basis to ensure that it continues to meet our needs.

Committees of the Board of Directors

Our Board has three committees: the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee, each of which meets the Nasdaq independence standards and other governance requirements for such a committee. The principal functions of each committee are briefly described below. Additionally, our Board may from time to time establish other committees to facilitate our Board’s oversight of management of our business and affairs. The charters of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee will be available on our website at www.chicagoatlanticcredit.com upon the completion of this offering. The information on, or otherwise accessible through, our website does not constitute a part of this prospectus.

Audit Committee.    The Audit Committee charter defines the Audit Committee’s principal functions, including oversight related to:

•        the integrity of our consolidated financial statements;

•        the qualifications and independence of any independent registered public accounting firm engaged by us;

•        the performance of our internal audit function (to the extent such function is required by applicable rules and regulations) and any independent registered public accounting firm;

•        the determination of the fair value of assets that are not publicly traded or for which current market values are not readily available; and

•        the entry and monitoring of related party transactions.

The Audit Committee assists our Board in its management of our Company. In particular, the Audit Committee (i) serves as an independent party to monitor our financial reporting processes and internal control system; (ii) discusses the audit conducted by our independent registered public accounting firm; (iii) provides an open avenue of communication among our independent registered public accounting firm, our management and our Board; and (iv) serves as an independent party to review, approve and monitor our related party transactions. The members of the Audit Committee are appointed by our Board to serve in accordance with the Bylaws and at the discretion of our Board and may be removed or replaced by our Board at any time.

The Audit Committee consists of no fewer than three directors. Except as may otherwise be permitted by the rules of Nasdaq and the SEC, each member of the Audit Committee shall, in the determination of our Board be (1) an “independent director” that (a) satisfies the independence and other requirements established by Nasdaq and (b) meets the independence requirements of Section 10A of the Exchange Act, and SEC Rule 10A-3(b)(1) under the Exchange Act and (2) financially literate, as determined by our Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. In addition, the Audit Committee shall at all times include at least one member who has accounting or related financial management expertise, as our Board’s interprets such qualification in its business judgment.

The responsibilities of the Audit Committee include, but are not limited to, appointment, compensation, retention and oversight of any independent registered public accounting firm engaged by us, discuss and review guidelines and policies with respect to risk assessment and risk management, review the adequacy of our internal audit function (to the extent such function is required by applicable rules and regulations), assist in performing oversight responsibilities for the internal control systems and disclosure procedures, recommend to our Board whether the consolidated financial statements should be included in reports made available to its stockholders and meet periodically with management to discuss any of the above or any identified issues.

Subject to the provisions of our related person transaction policies and procedures, the Audit Committee is also responsible for reviewing and approving our related party transactions, including matters related to our Management Agreement. Because the Audit Committee is already charged with approving our related party transactions, our Board has charged the Audit Committee with overseeing amounts payable to our Manager pursuant to our Management Agreement and making recommendations to our Board with respect to our Board’s approval of the renewal of our Management Agreement. The Audit Committee and our Board must approve any renewal of our Management Agreement.

Our Audit Committee currently consists of three members, Mr. Herbst, Dr. Papastavrou and Mr. Konigsberg, with Mr. Herbst serving as chairperson. Our Board has affirmatively determined that Mr. Herbst, Dr. Papastavrou and Mr. Konigsberg each meet the definition of “independent director” based on the Nasdaq independence standards, and satisfy the independence requirements of Rule 10A-3 of the Exchange Act. Our Board has also determined that (i) each of Mr. Herbst, Mr. Konigsberg and Dr. Papastavrou qualifies as an “audit committee financial expert” under SEC rules and regulations and (ii) each member of the Audit Committee is “financially literate” as the term is defined by Nasdaq listing standards.

Compensation Committee.    The Compensation Committee charter defines the Compensation Committee’s principal functions, including:

•        discharging our Board’s responsibilities relating to the compensation, if any, of our executive officers and directors;

•        overseeing the expense reimbursement of our Manager and its affiliates for compensation paid by such entities to their respective employees pursuant to our Management Agreement;

•        administering and implementing our incentive and equity-based compensation plans; and

•        preparing reports on or relating to executive compensation required by the rules and regulations of the SEC.

The Compensation Committee has the sole authority to retain and terminate compensation consultants to assist in the evaluation of compensation matters and the sole authority to approve the fees and other retention terms of such compensation consultants. The Compensation Committee, with input from its compensation consultant, if any, and our Manager, discusses and considers potential risks that arise from our compensation practices, policies and programs.

The Compensation Committee consists of no fewer than three directors. Except as may otherwise be permitted by the rules of Nasdaq, each member of the Compensation Committee shall, in the determination of our Board be an “independent director” that satisfies the independence and other requirements established by Nasdaq. The members of the Compensation Committee shall also qualify as “non-employee directors” within the meaning of Rule 16b-3 promulgated under the Exchange Act. Our Compensation Committee currently consists of three members, Mr. Konigsberg, Mr. Gulbrandsen and Mr. Steiner, with Mr. Konigsberg serving as chairperson. Our Board has affirmatively determined that all directors who serve on the Compensation Committee are independent under Nasdaq rules and qualify as non-employee directors within the meaning of Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee charter defines the Nominating and Corporate Governance Committee’s principal functions, including:

•        identifying individuals to become members of our Board, consistent with the procedures and selection criteria established by the Nominating and Corporate Governance Committee;

•        periodically reviewing the size and composition of our Board and recommending to our Board such modifications to its size and/or composition as are determined by the Nominating and Corporate Governance Committee to be necessary or desirable;

•        recommending to our Board the director nominees for the next annual meeting of stockholders;

•        recommending to our Board individuals to fill vacant Board positions;

•        recommending to our Board committee appointments and chairpersons;

•        developing and recommending to our Board a set of corporate governance principles, a Code of Business Conduct and Ethics and related corporation policies, practices and procedures;

•        periodically reviewing and recommending to our Board updates to our corporate governance principles, Code of Business Conduct and Ethics and related corporation policies, practices and procedures;

•        monitoring the Corporation’s compliance with applicable corporate governance requirements; and

•        overseeing an annual evaluation of our Board, its committees and individual directors.

The Nominating and Corporate Governance Committee consists of no fewer than three directors. Except as may otherwise be permitted by the rules of Nasdaq, each member of the Nominating and Corporate Governance Committee shall, in the determination of our Board be an “independent director” that satisfies the independence and other requirements established by Nasdaq.

Our Nominating and Corporate Governance Committee currently consists of three members, Dr. Papastavrou, Mr. Gulbrandsen and Mr. Steiner, with Dr. Papastavrou serving as chairperson. Our Board has affirmatively determined that all directors who serve on the Nominating and Corporate Governance Committee are independent under Nasdaq rules.

Other Committees.    Our Board may appoint from among its member one or more other committees, composed of one or more directors, to serve at the pleasure of our Board from time to time.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that seeks to identify and mitigate conflicts of interest between us and our employees, if any, directors and officers. However, we cannot assure you that these policies or the conduct of our business in accordance with applicable provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of our stockholders. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•        honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•        full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•        compliance with applicable laws, rules and regulations;

•        prompt internal reporting of violations of the code of business conduct and ethics or applicable laws to appropriate persons identified in the code;

•        accountability for adherence to the code of business conduct and ethics;

•        the protection of our legitimate interests, including its assets and corporate opportunities; and

•        confidentiality of information entrusted to directors, officers and employees, if any, by us and our borrowers.

Any waiver of the code of business conduct and ethics for our directors or executive officers must be approved by our Board, and any such waiver shall be promptly disclosed as required by law and Nasdaq regulations.

Limitations on Liabilities and Indemnification of Directors and Officers

To the maximum extent permitted by Maryland law in effect from time to time, our Charter obligates us to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•        any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•        any individual who, while a director or officer of our Company and at our request, serves or has served as a director, officer, partner, trustee, member, manager, employee or agent of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

The Charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.

We have entered into indemnification agreements with our directors and officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements. We do not currently carry directors’ and officers’ insurance. However, we may in the future maintain such insurance or establish a sinking fund to contribute a specified amount of cash on a monthly basis towards insuring our directors and officers against liability. See “Certain Provisions of Maryland Law and Our Charter and Bylaws — Indemnification and Limitation of Directors’ and Officers’ Liability” for additional information regarding the limitations on liabilities and indemnification of our directors and officers.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our Compensation Committee. None of the members of our Compensation Committee is, or has ever been, our officer or employee.

Compensation of Our Directors

We pay each of our directors an annual retainer of $50,000 in cash in equal quarterly payments of $12,500. Each director is entitled to reimbursement of reasonable expenses associated with attending board meetings. However, we do not pay our directors any fees for attending individual board or committee meetings. The lead independent director receives an additional $15,000 annual retainer in cash in equal quarterly payments of $3,750. The Audit Committee chairperson receives an additional $25,000 annual retainer in cash in equal quarterly payments of $6,250. The Compensation Committee chairperson receives an additional $10,000 annual retainer in cash in equal quarterly payments of $2,500. The Nominating and Corporate Governance Committee chairperson receives an additional $5,000 annual retainer in cash in equal quarterly payments of $1,250. Directors must attend at least 75% of all meetings of our Board and all committees on which the director sits (including separate meetings of non-management directors or independent directors) in any specified fiscal year in order to be eligible to receive director compensation. If a director is also one of our executive officers, we will not pay any compensation to such person for services rendered as a director. Additionally, our directors are entitled to receive awards in the future under our 2021 Omnibus Incentive Plan. For additional information regarding our 2021 Omnibus Incentive Plan, see “— 2021 Omnibus Incentive Plan.”

Compensation of Our Executive Officers

We do not have any employees nor do we intend to hire any employees who will be compensated directly by us. Our loans are sourced and overseen by the members of our senior team, which as of October 22, 2021 consists of 22 investment and other professionals who are employees of our Manager and/or its affiliates. Each of our executive officers, including each executive officer who serves as a director, is employed by our Manager and/or its affiliates and receives compensation for his or her services, including services performed on our behalf, from our Manager and/or its affiliates, as applicable, except we may award equity-based incentive awards for our executive officers under our 2021 Omnibus Incentive Plan. Instead, we pay our Manager the fees described under “Management Compensation” and we indirectly bear the costs of the compensation paid to certain of our executive officers through expense reimbursements we pay to our Manager or its affiliates, as applicable.

Pursuant to the Management Agreement, we pay all of our costs and expenses and reimburse our Manager or its affiliates for expenses of our Manager and its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. Pursuant to our Management Agreement, we reimburse our Manager or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, our Manager’s personnel serving as our Chief Executive Officer or any of our other officers, based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Manager’s Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed “investment personnel” of our Manager and its affiliates for purposes of expense reimbursement.

For additional information regarding fees paid to our Manager and our reimbursement obligations related to compensation of our executive officers, see “Management Compensation.” For additional information regarding our 2021 Omnibus Incentive Plan, see “— 2021 Omnibus Incentive Plan.”

2021 Omnibus Incentive Plan

Our Board has, with the approval of our stockholders, adopted the Chicago Atlantic Real Estate Finance, Inc. 2021 Omnibus Incentive Plan (the “2021 Omnibus Incentive Plan”) to promote the success of our Company and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward directors, employees or executive officers of the Company and its affiliates through the grant of awards and incentives. Such equity and equity-based awards are intended to create incentives to improve long-term stock price performance and focus on long-term business objectives, create substantial retention incentives for award recipients and enhance our ability to pay compensation based on our overall performance, each of which further align the interests of eligible awardees with our stockholders.

Included below is a summary of some of the key terms of the 2021 Omnibus Incentive Plan.

Administration.    Our Board has been appointed as the initial administrator of the 2021 Omnibus Incentive Plan. Our Board may delegate some or all of its authority with respect to the 2021 Omnibus Incentive Plan to a committee of directors. The appropriate acting body, be it our Board or a committee within its delegated authority, is referred to herein as the “Administrator.” The Administrator has broad authority under the 2021 Omnibus Incentive Plan, including the authority to grant awards to participants it selects and to determine the terms and conditions of awards.

Eligibility.    Persons eligible to receive awards under the 2021 Omnibus Incentive Plan include our officers or employees or officers and employees of our subsidiaries, if any, our directors, and certain directors and consultants and our other service providers.

Authorized Shares.    The current maximum number of shares of our common stock that may be delivered pursuant to awards under the 2021 Omnibus Incentive Plan (the “Share Limit”) equals              shares of common stock. Shares that are subject to or underlie awards that expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2021 Omnibus Incentive Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2021 Omnibus Incentive Plan. Shares that are exchanged by a participant or withheld by us as full or partial payment in connection with any award granted under the 2021 Omnibus Incentive Plan, as well as any shares exchanged by a participant or withheld by us to satisfy tax withholding obligations related to any award granted under the 2021 Omnibus Incentive Plan, will not be counted against the Share Limit and will again be available for subsequent awards under the 2021 Omnibus Incentive Plan. To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the 2021 Omnibus Incentive Plan.

Types of Awards.    The 2021 Omnibus Incentive Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses, stock units and other forms of awards granted or denominated in our common stock or units of our common stock. The 2021 Omnibus Incentive Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.

A stock option is the right to purchase shares of our common stock at a future date at a specified price per share (the “Exercise Price”). The per share Exercise Price of an option generally may not be less than the fair market value of a share of our common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Options generally may not be transferred to third parties for value and do not include dividend equivalent rights.

Change in Control.    Upon the occurrence of a change in control event, each then-outstanding award granted under the 2021 Omnibus Incentive Plan will terminate, subject to any provision that has been made by the Administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other continuation or settlement of any award. The Administrator also has broad authority to provide for the accelerated vesting of outstanding awards in connection with a change in control event.

Transfer Restrictions.    Subject to certain exceptions contained in the 2021 Omnibus Incentive Plan, awards under the 2021 Omnibus Incentive Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient.

Adjustments.    As is customary in incentive plans of this nature, the Share Limit and the number and kind of shares available under the 2021 Omnibus Incentive Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets and periods under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, conversions, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

Tax Withholding.    Participants in the 2021 Omnibus Incentive Plan are responsible for the payment of any federal, state or local taxes that we are required by law to withhold upon any option exercise or vesting or other tax event for other awards. Subject to approval by the Administrator, participants may elect to have any applicable tax withholding obligations satisfied by authorizing us to withhold shares of common stock to be issued pursuant to an option exercise or vesting of other awards, or through the delivery of previously acquired shares owned by the participant.

No Limit on Other Authority.    The 2021 Omnibus Incentive Plan does not limit the authority of our Board or any committee to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.

Termination of or Changes to the 2021 Omnibus Incentive Plan.    Our Board may amend or terminate the 2021 Omnibus Incentive Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by our Board. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the 2021 Omnibus Incentive Plan.

OUR MANAGER AND OUR MANAGEMENT AGREEMENT

General

We are externally managed and advised by our Manager, a Delaware limited liability company. Each of our officers is an employee of our Manager and/or its affiliates, and certain of our officers are members of its Investment Committee. The executive offices of our Manager are located at 420 North Wabash Avenue, Suite 500, Chicago, IL 60611 and the telephone number of our Manager’s executive offices is (312) 809-7002.

Manager

We have entered into the Management Agreement with our Manager for its services in managing our loans and day-to-day operations and to otherwise perform services for us as discussed below. Under our Management Agreement, our Manager has contractual responsibilities to us, including to provide us with a management team (whether our Manager’s own employees or individuals for which our Manager has contracted with other parties to provide services to its clients), who will be our executive officers, and the Manager’s Investment Committee.

Management

We are managed by our Board and our executive officers and by our Manager, as provided for under our Management Agreement, which is summarized below.

Pursuant to our Management Agreement, our Manager manages our loans and our day-to-day operations, subject at all times to the further terms and conditions set forth in our Management Agreement and such further limitations or parameters as may be imposed from time to time by our Board. Our Manager uses its commercially reasonable efforts to perform its duties under our Management Agreement.

In connection with its management and operation of our business activities, our Manager may retain, at our sole cost and expense, such services of persons and firms as our Manager deems necessary or advisable. In addition, subject to the approval of our Board (which shall not be unreasonably withheld), our Manager may enter into one or more sub-advisory agreements with other investment managers (each, a “Sub-Manager”) pursuant to which our Manager may obtain the services of such Sub-Manager(s) to assist our Manager in providing the investment advisory services required to be provided by our Manager under our Management Agreement. Any compensation payable to a Sub-Manager will be the responsibility of our Manager.

Our Manager is responsible for preparing, or causing to be prepared, at our sole cost and expense: (i) any reports and other information relating to any proposed or consummated loan as may be reasonably requested; (ii) all reports, financial or otherwise, with respect to us, reasonably required by our Board; (iii) all materials and data necessary to complete such reports and other materials, including an annual audit of our books of accounts by a nationally recognized independent accounting firm; and (iv) regular reports for our Board to enable our Board to review our acquisitions, portfolio composition and characteristics, credit quality, performance and compliance with the policies approved by our Board.

Indemnification and Liability

Our Management Agreement provides for customary indemnification of our Manager and its affiliates, and certain of our and their respective members, stockholders, managers, partners, trustees, personnel, officers, directors, employees, consultants and Sub-Managers, as applicable. Additionally, we have entered into indemnification agreements with the members of the Manager’s Investment Committee that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements. Neither we nor our Manager currently carry directors’ and officers’ insurance. However, we may in the future maintain such insurance or establish a sinking fund to contribute a specified amount of cash on a monthly basis towards insuring our directors and officers (whether employees of our Manager or its affiliates) against liability. The Management Agreement also provides that our Manager, its affiliates, and any of their respective members, stockholders, managers, partners, trustees, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager (collectively, the “Manager Parties”) will not be liable to us for acts or omissions performed in accordance with and pursuant to the Management Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the relevant Management Agreement.

Term

The initial term of our Management Agreement is three years and shall continue until May 1, 2024. After the initial term, our Management Agreement shall automatically renew every year for an additional one-year period, unless we or our Manager elect not to renew. We may decline to renew our Management Agreement upon 90 days prior written notice and the affirmative vote of at least a majority of our independent directors that there has been unsatisfactory performance by our Manager that is materially detrimental to us taken as a whole. In such event, we shall pay our Manager a termination fee (the “Termination Fee”) equal to three times the sum of (i) the annualized average quarterly Base Management Fee and (ii) the annualized average quarterly Incentive Compensation, in each case, earned by our Manager during the 24-month period immediately preceding the most recently completed fiscal quarter. Our Manager may decline to renew our Management Agreement upon 90 days prior written notice and without payment of any termination fee by either party.

Termination for Cause

We may terminate our Management Agreement effective upon 30 days’ prior written notice, without payment of any termination fee, if (i) our Manager, its agents or its assignees breach any material provision of our Management Agreement and such breach shall continue for a period of 30 days after written notice thereof specifying such breach and requesting that the same be remedied in such 30-day period (or 45 days after written notice of such breach if our Manager takes steps to cure such breach within 30 days of the written notice); (ii) there is a commencement of any proceeding relating to our Manager’s bankruptcy or insolvency, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition; (iii) any Manager change of control occurs that a majority of the independent directors determines is materially detrimental to us taken as a whole; (iv) our Manager is dissolved; or (v) our Manager commits fraud against us, misappropriates or embezzles our funds, or acts, or fails to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement; provided, however, that if any of the actions or omissions described in this clause (v) are caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 30 days of our Manager’s actual knowledge of its commission or omission, we shall not have the right to terminate our Management Agreement.

Our Manager may terminate our Management Agreement effective upon 60 days’ prior written notice in the event that we default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default shall continue for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period. We are required to pay to our Manager the Termination Fee if our Management Agreement is terminated pursuant to the preceding sentence. Additionally, our Manager may terminate our Management Agreement if we are required to register as an investment company under the Investment Company Act, in which case we shall not be required to pay a termination fee.

Investment Guidelines

We have adopted investment guidelines (the “Investment Guidelines”) which require us and our Manager to abide by certain investment strategies which include, but are not limited to: (i) not making loans that would cause us to fail to qualify as a REIT, or that would cause us to be regulated as an investment company under the Investment Company Act; (ii) not making loans that would cause us to violate any law, rule or regulation of any applicable governmental body or agency (excluding the federal prohibition under the CSA of the cultivation, processing, sale or possession of cannabis or parts of cannabis including the sale or possession of cannabis paraphernalia, advertising the sale of cannabis, products containing cannabis or cannabis paraphernalia, or controlling or managing real estate on which cannabis is trafficked, as long as such loans are in compliance with applicable state law) or any applicable securities exchange or that would otherwise not be permitted by our governing documents; (iii) requiring the approval of the Manager’s Investment Committee for all loans made by us; and (iv) until appropriate loans that align with our overall investment strategy are identified, permitting our Manager to cause us to invest our available cash in interest-bearing, short-term investments, including money market accounts or funds, commercial mortgage backed securities and corporate bonds and other investments, subject to the requirements for our qualification as a REIT.

Our Investment Guidelines may only be amended, restated, modified, supplemented or waived pursuant to the approval of (i) a majority of our entire Board (which must include a majority of our independent directors) and (ii) our Manager.

Manager’s Investment Committee

Pursuant to our Management Agreement, our Manager has established an Investment Committee, the members of which consist of employees of our Manager and/or its affiliates and which currently includes certain of our Manager’s affiliates and certain of our officers. The Manager’s Investment Committee has the following responsibilities: (i) reviewing loan opportunities for us presented to it by senior investment professionals of our Manager and (ii) reviewing our loan portfolios for compliance with the Investment Guidelines established pursuant to our Management Agreement at least on a quarterly basis, or more frequently as necessary. All our loans require the approval of the Manager’s Investment Committee.

The members of the Manager’s Investment Committee currently consist of Mr. Cappell, Dr. Bodmeier, Mr. Mazarakis and Mr. Sack. Any action to be taken by the Manager’s Investment Committee requires the unanimous approval of the members of the Manager’s Investment Committee.

Co-Investments

Certain investment opportunities in loans, which may be suitable for us, may also be suitable for other accounts, private funds, pooled investment vehicles or other entities managed or advised, directly or indirectly, by our Manager or any of its affiliates or entities in which any such person is an executive (such accounts, private funds, pooled investment vehicles and other entities, collectively, the “Ancillary Entities”), and, subject to compliance with our code of business conduct and ethics, our Manager may allocate such loans and participate in such loans on behalf of Ancillary Entities under such allocation process as our Manager deems reasonable under the circumstances in good faith.

Manager Biographical Information

Biographical information of the management team provided by our Manager, who serve as our executive officers, and the members of the Manager’s Investment Committee is included above under “Management — Directors and Executive Officers.”

MANAGEMENT COMPENSATION

Our Manager will manage our day-to-day affairs. The following table summarizes all of the compensation, fees and expense reimbursement that we pay to our Manager under our Management Agreement. A portion or all of the fees may be paid in shares of our common stock, at the sole discretion of our Manager. Pursuant to Fee Waiver Letter Agreements executed by our Manager, dated June 30, 2021 and September 30, 2021, all Base Management Fees that would have been payable to our Manager for the period from April 1, 2021 to September 30, 2021 were voluntarily waived and are not subject to recoupment at a later date.

Type	Description	Payment
Base Management Fees

An amount equal to 0.375% (1.50% on an annualized basis) of our Equity (as defined below), determined as of the last day of each quarter, reduced by an amount equal to 50% of the pro rata amount of origination fees earned and paid to our Manager during the applicable quarter for loans that were originated on our behalf by our Manager. Our Equity, for purposes of calculating the Base Management Fees, could be greater than or less than the amount of stockholders’ equity shown on our consolidated financial statements. The Base Management Fees are payable independent of the performance of our loan portfolio.

For additional information, see “— Base Management Fees.”

Quarterly in arrears.
Incentive Compensation

Our Manager is entitled to incentive compensation which is calculated and payable in cash with respect to each calendar quarter (or part thereof that the management agreement is in effect) in arrears in an amount, not less than zero, equal to the excess of (1) the product of (a) 20% and (b) the excess of (i) our Core Earnings for the previous 12-month period, over (ii) the product of (A) our Equity in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any incentive compensation paid to our Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive compensation is payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters in the aggregate is greater than zero. The first calendar quarter for which incentive compensation shall be payable, if earned, is the quarter ending December 31, 2021.

For additional information, see “— Incentive Compensation.”

Quarterly in arrears.
Expense Reimbursement

We pay all of our costs and expenses and reimburse our Manager or its affiliates for expenses of our Manager and its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. Pursuant to our Management Agreement, we reimburse our Manager or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, our Manager’s personnel serving as our Chief Executive Officer or any of our other officers, based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Manager’s Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed “investment personnel” of our Manager and its affiliates for purposes of expense reimbursement.

For additional information, see “— Expense Reimbursement.”

Monthly in cash.

Type	Description	Payment
Termination Fee

Equal to three times the sum of (i) the annualized average quarterly Base Management Fee and (ii) the annualized average quarterly Incentive Compensation, in each case, earned by our Manager during the 24-month period immediately preceding the most recently completed fiscal quarter prior to the date of termination. Such fee shall be payable upon termination of our Management Agreement in the event that (i) we decline to renew our Management Agreement, without cause, upon 90 days’ prior written notice and the affirmative vote of at least a majority of our independent directors that there has been unsatisfactory performance by our Manager that is materially detrimental to us taken as a whole, or (ii) our Management Agreement is terminated by our Manager (effective upon 60 days’ prior written notice) based upon our default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continuing for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period.

For additional information, see “— Termination Fee.”

Upon specified termination in cash.

Unless specifically set forth in this section captioned “Management Compensation,” the discussion herein regarding management compensation (including, without limitation, the number of shares related to periods prior to the consummation of this offering) gives effect to the 6,427-for-one stock split of our common stock, which occurred on October 21, 2021.

Summary Compensation Table

For the period from April 1, 2021 (date of commencement of operations) to September 30, 2021
Base Management Fees	$460,026
Expense Reimbursement	25,427
Total	$485,453

Pursuant to Fee Waiver Letter Agreements executed by our Manager, dated June 30, 2021 and September 30, 2021, all Base Management Fees that would have been payable to our Manager for the period from April 1, 2021 to September 30, 2021 were voluntarily waived and are not subject to recoupment at a later date.

Base Management Fees

Our Manager receives base management fees (“Base Management Fees”) that are calculated and payable quarterly in arrears in cash or in shares of our common stock, in the sole discretion of our Manager, in an amount equal to 0.375% (1.50% on an annualized basis) of our Equity (as defined below), determined as of the last day of each such quarter. The Base Management Fees are reduced by an amount equal to 50% of the pro rata amount of origination fees earned and paid to our Manager during the applicable quarter for loans that were originated on our behalf by our Manager. The Base Management Fees are payable independent of the performance of our loan portfolio.

For purposes of computing the Base Management Fees, “Equity” means, as of any date (i) the sum of (A) the net proceeds from all of our issuances of equity securities since our inception through such date (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (B) our retained earnings at the end of the most recently completed fiscal quarter determined in accordance with GAAP (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (ii) (A) any amount that we have paid to repurchase our common stock since our inception through such date, (B) any unrealized gains and losses and other non-cash items that have impacted stockholders’ equity as reported in our consolidated financial statements prepared in accordance with GAAP through such date; and (C) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, through such date, in each case as determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors.

Base Management Fee Estimate

For the 12 months following this offering, we estimate we will pay our Manager approximately $             million in Base Management Fees (or approximately $             million if the underwriters exercise their over-allotment option in full), assuming:

•        we issue approximately $             million of our common stock in this offering, with net proceeds to us of approximately $             million (or approximately $             million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.;

•        we distribute all of our net income to holders of our common stock;

•        our Manager does not earn or receive any fees for the 12 months following this offering resulting from the investment advisory services and general management services rendered by it to us under our Management Agreement, including any agency fees relating to our loans, but excluding the Incentive Compensation and any diligence fees paid to and earned by our Manager and paid by third parties in connection with our Manager’s due diligence of potential loans;

•        there are no unrealized gains or losses, other non-cash items that have impacted stockholders’ equity, or one-time events pursuant to changes in GAAP, in each case during the 12 months following this offering; and

•        we do not repurchase or sell any shares of our capital stock during the 12 months following this offering.

The foregoing is solely an estimate of the Base Management Fees that we will pay to our Manager for the 12 months following this offering and is based on the beliefs and assumptions of management as of the date of this prospectus. The foregoing estimate is subject to numerous risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Incentive Compensation

In addition to the Base Management Fees, our Manager receives incentive compensation (“Incentive Compensation” or “Incentive Fees”) with respect to each fiscal quarter (or portion thereof that our Management Agreement is in effect) based upon our achievement of targeted levels of Core Earnings (as defined below). Our Manager is entitled to incentive compensation which is calculated and payable in cash with respect to each calendar quarter (or part thereof that the management agreement is in effect) in arrears in an amount, not less than zero, equal to the excess of (1) the product of (a) 20% and (b) the excess of (i) our Core Earnings for the previous 12-month period, over (ii) the product of (A) our Equity in the previous 12-month period, and (B) 8% per annum, over (2) the sum of any incentive compensation paid to our Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive compensation is payable with respect to any calendar quarter unless Core Earnings for the 12 most recently completed calendar quarters in the aggregate is greater than zero. The first calendar quarter for which incentive compensation shall be payable, if earned, is the quarter ending December 31, 2021. To the extent earned by our Manager, the Incentive Compensation will be payable to our Manager quarterly in arrears in cash or shares of our common stock, at the sole discretion of our Manager.

For the purposes of computing Incentive Compensation:

•        “Equity” means, as of any date: (i) the sum of (A) the net proceeds from all issuances of our equity securities since inception through such date (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (B) our retained earnings at the end of the most recently completed fiscal quarter determined in accordance with GAAP (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less (ii) (A) any amount that we have paid to repurchase the Common Stock since inception through such date; (B) any unrealized gains and losses and other non-cash items that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with GAAP through such date; and (C) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, through such date, in each case after discussions between the Manager and the Independent Directors and approval by a majority of the Independent Directors.

•        “Core Earnings” means, for a given period, the net income (loss) for such period, computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case as determined after discussions between our Manager and our independent directors and approval by a majority of our independent directors. For the avoidance of doubt, Core Earnings shall not exclude under clause (iv) above, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.

The calculation methodology for computing Incentive Compensation will look through any derivatives or swaps as if we owned the reference assets directly. Therefore, net interest, if any, associated with a derivative or swap (which represents the difference between (i) the interest income and fees received in respect of the reference assets of such derivative or swap and (ii) the interest expense paid by us to the derivative or swap counterparty) will be included in the calculation of Core Earnings for purposes of the Incentive Compensation.

Illustrative Incentive Compensation Calculation

The table below sets forth a simplified, hypothetical example of the incentive compensation calculation pursuant to the management agreement using a hurdle rate (the rate of return on Equity above which our Manager earns incentive compensation) of 8.0% per annum and an incentive rate (the proportion of the rate of return on Equity above the hurdle rate earned by our Manager as incentive compensation) of 20.0%, based on the following assumptions:

•        Equity in the previous 12-month period of $1.0 billion;

•        Core Earnings for the previous 12-month period, representing an annual yield of 8.5% on Equity;

•        no prior incentive fees were earned and quarterly incentive fees earned during the hypothetical annual period are paid quarterly; and

•        quarterly distributions of all accumulated Core Earnings.

This example of the incentive compensation earned by our Manager is provided for illustrative purposes only and is qualified in its entirety by the terms of our Management Agreement, which is filed as an exhibit to the registration statement on Form S-11, of which this prospectus forms a part.

	Illustrative Amount	Calculation
1. What are the Core Earnings?	$85.0 million	The annual yield on Equity (8.5%) multiplied by Equity in the previous 12-month period ($1.0 billion)
2. What is the Hurdle Amount?	$80.0 million	The hurdle rate (8.0% per annum) multiplied by Equity in the previous 12-month period ($1.0 billion)
3. What is the Incentive Compensation?	$1.0 million	The incentive rate (20.0%) multiplied by the excess of the Core Earnings ($85.0 million) above the Hurdle Amount ($80.0 million)

Expense Reimbursement

We pay all of our costs and expenses and reimburse our Manager and/or its affiliates for expenses of our Manager and/or its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement. Pursuant to our Management Agreement, we reimburse our Manager and/or its affiliates, as applicable, for our fair and equitable allocable share of the compensation, including annual base salary, bonus, any related withholding taxes and employee benefits, paid to (i) subject to review by the Compensation Committee of our Board, personnel of our Manager and/or its affiliates, as applicable, serving as our Chief Executive Officer, General Counsel, Chief Compliance Officer, Chief Financial Officer, Chief Marketing Officer, Managing Director and any of our other officers based on the percentage of his or her time spent devoted to our affairs and (ii) other corporate finance, tax, accounting, internal audit, legal, risk management, operations, compliance and other non-investment personnel of our Manager and/or its affiliates who spend all or a portion of their time managing our affairs, with the allocable share of the compensation of such personnel described in this clause (ii) being as reasonably determined by our Manager to appropriately reflect the amount of time spent devoted by such personnel to our affairs. The service by any personnel of our Manager and its affiliates as a member of the Manager’s Investment Committee will not, by itself, be dispositive in the determination as to whether such personnel is deemed “investment personnel” of our Manager and its affiliates for purposes of expense reimbursement. Costs and expenses paid or incurred by our Manager on our behalf are reimbursed monthly in cash to our Manager and are made regardless of whether any cash distributions are made to our stockholders. For additional information regarding the expense reimbursement of compensation paid to our executive officers, see “Management — Compensation of Our Executive Officers.”

Termination Fee

Upon termination of our Management Agreement, a Termination Fee will be payable to our Manager by us in cash in the event that (i) we decline to renew our Management Agreement, without cause, upon 90 days’ prior written notice and the affirmative vote of at least a majority of our independent directors that there has been unsatisfactory performance by our Manager that is materially detrimental to us taken as a whole, or (ii) our Management Agreement is terminated by our Manager (effective upon 60 days’ prior written notice) based upon our default in the performance or observance of any material term, condition or covenant contained in our Management Agreement and such default continuing for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period. Upon the consummation of this offering, the Termination Fee will be equal to three times the sum of (i) the annualized average quarterly Base Management Fee and (ii) the annualized average quarterly Incentive Compensation, in each case, earned by our Manager during the 24-month period immediately preceding the most recently completed fiscal quarter prior to the date of termination.

Grants of Equity Compensation to Our Manager

Pursuant to the 2021 Omnibus Incentive Plan, we may grant equity-based awards and incentives to employees or executive officers of our Manager and other eligible awardees under the 2021 Omnibus Incentive Plan from time to time. These equity-based awards under our 2021 Omnibus Incentive Plan create incentives to improve long-term stock price performance and focus on long-term business objectives, create substantial retention incentives for award recipients and enhance our ability to pay compensation based on our overall performance, each of which further align the interests of our Manager and the other eligible awardees with our stockholders. For additional information regarding our 2021 Omnibus Incentive Plan, see “Management — 2021 Omnibus Incentive Plan.”

PRINCIPAL STOCKHOLDERS

The following provides certain information regarding the beneficial ownership of our common stock as of             , 2021, and as adjusted to reflect the sale of common stock offered by us in this offering and in the concurrent private placement with respect to:

•        each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•        each member of our Board upon the consummation of this offering; and

•        all of our current directors, which will remain the same upon consummation of this offering, and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 420 North Wabash Avenue, Suite 500, Chicago, IL 60611.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns, subject to applicable community property laws.

Applicable percentage of beneficial ownership prior to this offering is based on              shares of common stock that were outstanding as of             , 2021, after giving effect to the 6,427-for-one stock split of our common stock, which occurred on October 21, 2021, and without giving effect to the payment of cash in lieu of fractional shares in an aggregate amount of approximately              shares resulting from such stock split to be made to stockholders on the date of consummation of this offering.

Applicable percentage ownership after this offering is based on              shares of common stock to be outstanding after this offering (or              shares if the underwriters exercise their option to purchase additional shares in full). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have deemed shares of our common stock subject to options that are currently vested and exercisable held by that person, or that will become exercisable and vest within 60 days of             , 2021 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person.

The table does not reflect any shares of common stock that may be purchased in this offering by directors, executive officers or beneficial owners of more than 5% of the outstanding shares of our common stock, including through our directed share program described in “Underwriting — Directed Share Program.”

	Shares Beneficially Owned Before Offering and Concurrent Private Placement		Shares Beneficially Owned After Offering and Concurrent Private Placement Assuming No Exercise of the Underwriters’ Options		Shares Beneficially Owned After Offering and Concurrent Private Placement Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%
5% Stockholders:
Chicago Atlantic Fund, LLC
Chicago Atlantic Fund QP, LLC
Directors and Executive Officers:
Anthony Cappell
Dr. Andreas A. Bodmeier
John Mazarakis
Peter Sack
Lindsay Menze
David Kite
Jason Papastavrou
Frederick C. Herbst
Donald Gulbrandsen
Brandon Konigsberg
Michael Steiner
All directors and executive officers as a group (11 persons)

____________

(*)      Represents beneficial ownership of less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Parties

Since our formation, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Formation Transactions

We were formed on March 30, 2021 as a Maryland corporation. Following our formation, Chicago Atlantic Fund, LLC and Chicago Atlantic Fund QP, LLC, each of which is a Delaware limited liability company managed by an affiliate of our Manager, transferred to us all of their respective interests in five senior secured loans with a combined amortized cost, plus payment-in-kind interest and accrued interest thereon, of approximately $9.9 million in exchange for 635,194 shares of our common stock.

From April 15, 2021 to September 30, 2021, we acquired loans at amortized cost of $15,115,029 from affiliates of the Manager in exchange for issuance of 971,443 shares of common stock, as well as cash contributions of $92,517,500 to fund loans in exchange for 5,946,100 shares of common stock.

On May 1, 2021, we acquired 100% of a wholly owned financing subsidiary from an affiliate of our Manager in exchange for the issuance of 481,259 shares of our common stock. The subsidiary is consolidated into our consolidated financial statements, and the loans held by the subsidiary are valued at amortized cost, which was $10.8 million as of September 30, 2021.

Recent Transactions

On October 1, 2021, following a review of our loan concentrations, we assigned $14.0 million of unfunded commitment in Loan #2 and $5.0 million of unfunded commitment in Loan #4 to an affiliate. Further, on October 3, 2021, we sold $5.0 million of principal related to the second tranche of Loan #1 to an affiliate at an amortized cost plus accrued interest of $4.9 million.

Management Agreement

Pursuant to our Management Agreement, our Manager, a Delaware limited liability company, manages our loans and our day-to-day operations, subject at all times to the further terms and conditions set forth in our Management Agreement and such further limitations or parameters as may be imposed from time to time by our Board.

Our Manager receives base management fees (“Base Management Fees”) that are calculated and payable quarterly in arrears in cash or shares of our common stock, at the sole discretion of our Manager, in an amount equal to 0.375% (1.50% on an annualized basis) of our Equity (as defined below), determined as of the last day of each such quarter. The Base Management Fees are reduced by an amount equal to 50% of the pro rata amount of origination fees earned and paid to our Manager during the applicable quarter for loans that were originated on our behalf by our Manager.

In addition to the Base Management Fees, our Manager receives Incentive Compensation with respect to each fiscal quarter (or portion thereof that our Management Agreement is in effect) based upon our achievement of targeted levels of Core Earnings. To the extent earned by our Manager, the Incentive Compensation will be payable to our Manager quarterly in arrears in cash or shares of our common stock, at the sole discretion of our Manager.

We pay all of our costs and expenses and reimburse our Manager or its affiliates for expenses of our Manager and its affiliates paid or incurred on our behalf, excepting only those expenses that are specifically the responsibility of our Manager pursuant to our Management Agreement.

Our Management Agreement provides that, upon termination of our Management Agreement under certain circumstances, a Termination Fee will be payable to our Manager by us in an amount equal to three times the sum of (i) the annualized average quarterly Base Management Fee and (ii) the annualized average quarterly Incentive Compensation, in each case, earned by our Manager during the 24-month period immediately preceding the most recently completed fiscal quarter prior to the date of termination.

Refer to “Our Manager and Our Management Agreement” and “Management Compensation” for more information.

Investments in Loans

From time to time, we may co-invest in loans with other investment vehicles managed by our management or our affiliates, including our Manager, and their borrowers, including by means of splitting commitments, participating in loans or other means of syndicating loans. We are not obligated to provide, nor have we provided, any financial support to the other managed investment vehicles. As such, our risk is limited to the carrying value of our investment in any such loan. As of and for the period from March 30, 2021 to September 30, 2021, six of our loans were co-invested by our affiliates.

Directed Share Program

At our request, the underwriters have reserved the Reserved Shares for sale, at the initial public offering price, through a directed share program to certain of our directors, officers, employees, business associates and other persons with whom we have a relationship. We do not currently know the extent to which these related persons will participate in the directed share program. The sales will be made by              as the directed share program administrator. Participants in the directed share program will not be subject to lockup or market standoff restrictions with the underwriters or with us with respect to any Reserved Shares purchased through the directed share program, except in the case of shares purchased by any director or executive officer. For additional information, see “Underwriting — No Sales of Similar Securities” and “Underwriting — Directed Share Program.”

Potential Conflicts of Interest

Prospective investors should note that we and our Manager, and our respective affiliates, and each of their respective stockholders, directors, officers, partners and employees, may be subject to various conflicts of interest in our and their relationships. These conflicts of interest include, without limitation, the following:

Generally.    Prospective investors should be aware that there may be occasions when we and our Manager and its affiliates encounter potential conflicts of interest in connection with our activities, including the allocation of loan opportunities among entities managed by our Manager or any of its affiliates. If any matter arises that our Manager determines in its good faith judgment constitutes an actual or potential conflict of interest, our Manager may take such actions as may be necessary or appropriate to ameliorate such conflict (and upon taking such actions, our Manager will be relieved of any responsibility for such conflict to the fullest extent permitted by law). These actions may include, by way of example and without limitation, disposing of the security giving rise to the conflict of interest or consulting the Audit Committee or another committee of our Board. There can be no assurance that our Manager will solve all conflicts of interest in a manner that is favorable to us. See “Risk Factors — Risks Related to Our Relationship with Our Manager and its Affiliates.”

Consultants.    Our Manager may retain certain consultants to provide services to (or with respect to) us or certain current or prospective borrowers in which they invest. Such consultants generally may provide services in relation to the identification, acquisition, holding and disposition of loans to borrowers. Although our Manager may seek to retain consultants with a view to reducing costs, ultimately, a number of factors may result in limited or no cost savings from such retention. Our Manager also seeks to reduce potential conflicts of interest resulting from such arrangements by structuring compensation packages for such persons in a manner that our Manager believes will align such persons’ interests with those of our stockholders.

Diverse Investor Group.    Our investors may have conflicting investment, tax, regulatory and other interests with respect to their investment in us. The conflicting interests of individual investors may relate to or arise from, among other things, the nature of loans made by us, the structuring or the acquisition of loans and the timing of disposition of loans. As a consequence, conflicts of interest may arise in connection with decisions made by our Manager, including with respect to the nature or structuring of loans, that may be more beneficial for one investor or one set of investors than for another investor or another set of investors, particularly with respect to investors’ individual tax situations. In selecting and structuring loans appropriate for us, our Manager will consider the investment and tax objectives of our Company and our investors as a whole, not the loan, investment or other objectives of our Company or any investor individually.

Competition for Loan Opportunities.    To the extent permitted by our governing documents and the governing documents of any other entities, our Manager and/or its affiliates may advise, manage or operate other investment vehicles in addition to us, including other entities with respect to loans similar to those sought by us. In such cases, subject to certain limitations, co-investment opportunities may be proposed to such other entities. Additionally, co-investment opportunities may be proposed to us in a manner permitted by the constituent documents of such other entities.

Personnel.    Certain of our personnel provided by our Manager, our Manager and/or its affiliates, including the directors and officers thereof, may devote only a portion of, or in some cases none of, their time to the provision of advisory and management services to us and such persons may have significant obligations unrelated to us or the provision of advisory and management services. Such personnel will provide the time necessary for the proper performance of their duties to us, even though they are involved in other activities (including those related to other investment vehicles and those independent of us).

No Separate Counsel.    We do not have counsel separate and independent from that of our Manager. In the event any dispute or controversy arises in which our interests, on the one hand, are in conflict with those of our Manager and/or our respective affiliates, on the other hand, we, our Manager and/or such affiliates, as the case may be, may be required to retain our or their own counsel, as our Manager may decide. No separate counsel has been retained by us or our Manager to act on behalf of investors.

Corporate Opportunities.    None of our directors or officers, including any officer or director who also serves as a director, officer or employee of our Manager, or serves on the Manager’s Investment Committee, are obligated, in their capacity as such, to offer us the opportunity to participate in any business or investing activity or venture that falls within our Investment Guidelines that is presented to such person, other than in their capacity as our officer or director.

Relationships with Borrowers.    Certain of our officers and directors and employees of our Manager also have a relationship with our borrowers or other clients as part of their outside business activities. In such circumstances where such officers’, directors’ or employees’ outside business activities include an investment in or management role at a borrower or other client, such person shall not participate in any decision making processes that will give rise to a potential or actual conflict of interest unless approved by the Audit Committee. The investment in or management role at a borrower or a client that is approved pursuant to our code of conduct does not alone, without participating in any decision making processes that will give rise to a conflict of interest, constitute a “conflict of interest” for purposes of our code of conduct.

Related Person Transaction Policy

Our Board intends to adopt written related person transaction policies and procedures, effective immediately upon consummation of this offering. The purpose of this policy will be to describe the procedures used to identify, review, approve, disapprove, ratify and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (x) we were, are, or will be a participant, (y) the aggregate amount involved will or may be expected to exceed $120,000 and (z) a related person had, has, or will have a direct or indirect material interest. For purposes of this policy, a related person is (i) any person who is, or at any time since the beginning of our last fiscal year was, an executive officer, director or director nominee of ours, (ii) any person who is the beneficial owner of more than 5% of any class of our voting securities, (iii) any immediate family member of any of the foregoing persons, or (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position with significant decision making influence, or in which all the related persons, in the aggregate, have a 10% or greater beneficial ownership interest. Under this policy, the Audit Committee will be responsible for reviewing, approving or ratifying each related person transaction or proposed transaction, subject to certain exceptions. No director will participate in any discussion or approval of a related person transaction for which he or she, or any of his or her immediate family members, is a related person or may otherwise have a potential or actual conflict of interest with us, except that the director will be counted for purposes of a quorum and will provide all information concerning the related person transaction as may be reasonably requested by other members of the Audit Committee. In the event our Chief Financial Officer determines that it is impractical or undesirable to wait until the next Audit Committee meeting to review a related person transaction, the chairperson of the Audit Committee may act on behalf of the Audit Committee to review and approve or ratify such related person transaction. In addition, our Board has delegated to the chairperson of the Audit Committee the authority to pre-approve or ratify (as applicable) any related person transaction in which he or she, or any of his or her immediate family members, is not a related person or does not otherwise have a potential or actual conflict of interest, in each case, for purposes of such related person transaction. In determining whether to approve or ratify a related person transaction, the Audit Committee or its chairperson, as applicable, will consider all relevant facts and circumstances of the related person transaction available to it and will approve only those related person transactions that are, under all of the circumstances, fair as to us, as the Audit Committee or its chairperson, as applicable, determines in good faith.

These policies may not be successful in eliminating the influence of conflicts of interest or related person transactions. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters. Subject to the approval of our Manager, these policies may be amended or revised from time to time at the discretion of our Board (which must include a majority of our independent directors), without a vote of our stockholders. Any change to any of these policies by our Board and our Manager, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our Board and our Manager believe that it is advisable to do so in our and our stockholders’ best interests. We cannot assure you that our investment objective will be attained.

Investments in Loans and Other Lending Policies

We were founded to originate, structure and invest in first mortgage loans and alternative structured financings secured by commercial real estate properties nationwide. Our current portfolio is comprised primarily of senior loans to state-licensed operators and property owners in the cannabis industry in states that have legalized medicinal and/or adult use cannabis. We expect cannabis lending will continue to be a principal investment strategy for the foreseeable future; however, we expect to also lend to or invest in companies or properties nationwide that are not related to the cannabis industry including industrial, multifamily, office, hospitality, retail, self-storage, and other asset classes. We intend our portfolio of real estate loans to have terms ranging from one to five years. We expect that our loans in the cannabis industry will be secured by industrial and retail real estate and, in addition, when lending to owner operators, equipment, licenses and/or other assets of the borrowers to the extent permitted by applicable laws and the regulations governing such borrowers.

We may invest in new originations or purchase participations in existing syndications, each of which may be of any credit quality, have any combination of principal and interest payment structures, and be of any size and of any lien position. The real estate securing our cannabis-related loans may include, among other things, cannabis cultivation facilities, processing facilities and dispensaries. Given our focus as a financing partner for the cannabis industry, we do not expect our loans to be insured or guaranteed by any government agency. Subject to compliance with our Investment Guidelines as described in the section entitled “Our Manager and Our Management Agreement — Investment Guidelines,” there are no limitations on the amount or percentage of our total assets that may be invested in any one loan or the concentration in any one type of loan. From time to time, we may invest in subordinated and mezzanine loans and “loan on loan” structures.

Our Manager utilizes a rigorous underwriting and investment process to enables us to source, screen and ultimately deploy our capital through senior secured loans and other types of loans that are consistent with our Investment Guidelines and our overall investment strategy. For more information on the principles and procedures we employ in our underwriting and investment process in connection with the acquisition of our investment assets, see “Business — Underwriting and Investment Process.”

Investments in Real Estate or Interests in Real Estate

We do not intend to invest in any real estate or interests in real estate related to cannabis operators other than security interests in real estate pledged as collateral for cannabis-related loans held by us. Such security interest may be in real estate consisting of, among other things, cannabis cultivation facilities, processing facilities and dispensaries, and such real estate may be in any geographic area within states that have legalized medicinal and/or adult use cannabis. From time to time, we may also invest in preferred equity or other forms of joint venture equity only with respect to properties not related to cannabis to the extent consistent with our exemption from registration under the Investment Company Act and maintaining our qualification as a REIT.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities or Other Issuers

We do not intend to underwrite any securities of other REITs, other entities engaged in real estate related activities or other issuers. Generally speaking, other than the loans described above in the section entitled “— Investments in Loans and Other Lending Policies,” we do not expect to engage in any significant investment activities with other entities. We do not intend to engage in the purchase and sale (or turnover), trading, underwriting or agency distribution of securities of other issuers. While we may invest in securities of REITs, such investments are not a significant part of our investment strategy.

Disposition Policy

Although we do not currently have any plans to dispose of our existing loans, we will consider doing so, subject to compliance with our Investment Guidelines, if our Manager, Manager’s Investment Committee and/or Board, as applicable, determines that a sale or other disposition of our loans would be in our interests based on the price being offered for the loan, the operating performance of the loan parties, the tax consequences of the disposition and other factors and circumstances surrounding the proposed disposition.

Equity Capital and Debt Financing Policies

If our Board determines that additional capital is required or appropriate, we may raise such funds through offerings of equity or debt securities, entering into credit facilities and borrowing thereunder, and/or retaining cash flow (subject to the distribution requirements applicable to REITs and our desire to minimize our U.S. federal income tax obligations) or any combination of these methods. In the event that our Board determines to raise additional equity or debt capital, it has the authority, without any action by our stockholders, to issue additional common stock, preferred stock or debt securities, including senior securities, in any manner and on such terms and for such consideration as it deems appropriate, at any time, subject to compliance with applicable law and the rules and requirements for listed companies on Nasdaq. However, we do not intend to offer our securities in exchange for property. Existing stockholders will have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution of investment.

We do not have a formal policy limiting the amount of debt we may incur and our Board has broad authority to approve our incurrence of debt. We will consider a number of factors in evaluating the amount of debt that we may incur, which may include, among other things, then-current economic conditions, relative costs of debt and equity capital, market values of our loans, general market conditions, outlook for the level, slope, and volatility of interest rates, the creditworthiness of our financing counterparties, fluctuations in the market price of our common stock, growth and acquisition opportunities and assumptions regarding our future cash flow. Although we are not required to maintain any particular leverage ratio, we expect to employ prudent amounts of leverage and, when appropriate, to use debt as a means of providing additional funds for the acquisition of loans, to refinance existing debt or for general corporate purposes. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Leverage Policies.”

Our Board may establish a class or series of shares of our common stock and preferred stock that could delay or prevent a merger, third-party tender offer, change of control or similar transaction or a change in incumbent management that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders. Additionally, preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.

We may, under certain circumstances, purchase common or preferred stock in the open market or in private transactions with our stockholders, if those purchases are approved by our Board. Our Board has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited consolidated financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited consolidated financial statements certified by independent public accountants, with the SEC.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our stock and our Charter and our Bylaws as they will be in effect at the time of completion of the offering. For a complete we refer to our Charter and our Bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our Charter provides that we may issue up to 100,000,000 shares of common stock, $0.01 par value per share (our “common stock”), and up to 10,000,000 shares of preferred stock, $0.01 par value per share. Immediately after completion of this offering and the concurrent private placement,                shares of our common stock (or                shares if the underwriters exercise their option to purchase additional shares in full) will be issued and outstanding. Our Board, with the approval of a majority of the entire Board and without any action by our stockholders, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Our Board may reclassify any unissued shares of our common stock from time to time into one or more classes or series of stock. Subject to certain provisions of, and except as may otherwise be specified in the Charter, and subject to the rights of the holders of our preferred stock, if any, and any other class or series of stock hereinafter classified and designated by our Board:

•        the holders of our common stock shall have the exclusive right to vote for the election of directors and on all other matters requiring stockholder action, each share entitling the holder thereof to cast one vote on each matter submitted to a vote of stockholders;

•        dividends or other distributions may be declared and paid or set apart for payment upon our common stock out of any assets or our funds legally available for the payment of distributions, but only when, as, and if, authorized by our Board; and

•        upon our voluntary or involuntary liquidation, dissolution or winding up, our net assets legally available for distribution shall, after the payment of or adequate provision for all known debts and liabilities and any preferential rights of the holders of any then-outstanding shares of our preferred stock, be distributed pro rata to the holders of our common stock.

Classified or Reclassified Shares

Prior to the issuance of classified or reclassified shares of any class or series of stock, our Board by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of our stock; (b) specify the number of shares to be included in the class or series; (c) set or change, subject to the provisions of the Charter and Bylaws and subject to the express terms of any class or series of our stock outstanding at the time, the preferences, conversion or other rights, voting powers (including exclusive voting rights, if any), restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause us to file articles supplementary with the State Department of Assessments and Taxation of Maryland.

Stockholders’ Consent in Lieu of Meeting

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, holders of common stock may take action by consent in lieu of a meeting only if it is given by all such stockholders entitled to vote on the matter. The Charter provides for action by common stockholders by less than unanimous consent, if the action is first advised, and submitted to stockholders for approval, by our Board.

Distributions

Our Board from time to time may authorize and we may pay to our stockholders such dividends or other distributions in cash or other property, including in shares of one class of our capital stock payable to holders of shares of another class of our stock, as our Board in its discretion shall determine. See “Distribution Policy” above for a description of our current distribution policy.

Corporate Opportunities

As permitted by our Charter and approved by resolution of our Board, none of our directors or officers, including any officer or director who also serves as a director, officer or employee of our Manager, or serves on the Manager’s Investment Committee, shall be obligated, in their capacity as such, to offer us the opportunity to participate in any business or investing activity or venture that falls within our Investment Guidelines (as described above under “Our Manager and Our Management Agreement — Investment Guidelines”) that is presented to such person, other than in their capacity as our officer or director.

Ownership Limitations and Exceptions

In order for us to qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well.

Our Charter contains restrictions on the ownership and transfer of our stock. Our Board may, from time to time, grant waivers from these restrictions, in its sole discretion. Our Charter provides that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock (referred to as the “common stock ownership limit”) or 9.8% in value of the outstanding shares of all classes or series of our stock (referred to as the “aggregate stock ownership limit”). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or constructively own shares of our stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or less than 9.8% in value of the outstanding shares of all classes and series of our stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of our stock), could cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of our stock in excess of the ownership limits.

Our Board, in its sole and absolute discretion, may exempt, prospectively or retroactively, a particular stockholder from the ownership limits or establish a different limit on ownership (referred to as the “excepted holder limit”) if our board of directors determines that:

•        such exemption will not cause five or fewer individuals to beneficially own more than 49.9% in value of our outstanding stock; and

•        such stockholder does not and will not constructively own an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or our Board of Directors determines that revenue derived from such tenant will not affect our ability to qualify as a REIT).

Any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the excepted holder limit, our Board may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our Board, in its sole and absolute discretion, in order to determine or ensure our status as a REIT and such representations and undertakings from the person requesting the exception as our Board may require in its sole and absolute discretion to make the determinations above. Our Board may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit. We expect that, upon completion of this offering, our Board will grant conditional exceptions to the ownership limits to affiliates of our Sponsor.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, our Board may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of our outstanding stock or we would otherwise fail to qualify as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or our stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common stock or our stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

Our Charter further prohibits:

•        any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that could result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

•        any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); and

•        any person from beneficially owning shares of our stock to the extent such ownership would (or, in the sole judgment of our board of directors, could) result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above, or who would have owned shares of our stock transferred to the trust as described below, must immediately give written notice to us of such event or, in the case of a proposed or attempted transaction, give us at least 15 days’ prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or an excepted holder limit established by our Board, our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or our being a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or our being a “domestically controlled qualified investment entity”, then our Charter provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Shares of our stock held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, in the case of a devise, gift or other transaction, the market price at the time of such devise, gift or other transaction) and (ii) the market price on the date we accept, or our designee accepts, such offer. We may reduce the amount so payable to the trustee by the amount of any distribution that we made to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

In addition, if our Board determines that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of our stock described above, our Board may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of our stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the stockholder’s name and address, the number of shares of each class or series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) that is holding shares of our stock for a beneficial owner or constructive owner must, on request, provide to us such information as we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer of our stock will not apply if our Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

The restrictions on ownership and transfer of our stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Other Rights

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any other securities of our Company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company.

Listing

We have applied to have our shares of common stock listed on Nasdaq under the symbol “REFI”.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following description of the terms of our stock and of certain provisions of Maryland law is only a summary. For a complete description, we refer you to the MGCL and to our Charter and our Bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Board of Directors

The Charter and Bylaws provide that our number of directors initially shall be nine, which number may be increased or decreased only by our Board pursuant to the Bylaws, but shall never be less than the minimum number required by the MGCL (which is one), nor more than fifteen. Each of our directors will be elected by our stockholders to serve for a term ending at the next annual meeting of stockholders and when his or her successor is duly elected and qualifies.

Vacancies.    Subject to the terms of any class or series of our preferred stock, vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Voting.    The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of our Board, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or the Bylaws.

Removal of Directors.    Subject to the rights of holders of shares of one or more classes or series of our preferred stock to elect or remove one or more directors, any director, or the entire Board, may be removed from office at any time, but only for cause (as defined in our Charter) and then only by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our Board to fill vacancies on our Board, precludes stockholders from removing incumbent directors (except for cause and upon a substantial affirmative vote) and filling the vacancies created by such removal with their own nominees.

Election of Directors.    Except as may otherwise be provided in the Charter with respect to holders of any class or series of our preferred stock, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director. Holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

REIT Qualification

If we elect to qualify for U.S. federal income tax treatment as a REIT, our Board shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve our status as a REIT; however, if our Board determines that it is no longer in our best interests to attempt to, or continue to, qualify as a REIT, our Board may revoke or otherwise terminate our REIT election pursuant to Section 856(g) of the Code. Our Board, in its sole and absolute discretion, also may (a) determine that compliance with any restriction or limitation on stock ownership and transfers set forth in the Charter is no longer required for REIT qualification and (b) make any other determination or take any other action pursuant to the provisions of the Charter.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors. By resolution of our Board, we have opted out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our Board (including a majority of directors who are not affiliates or associates of such persons).

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from shares entitled to vote on the matter.

“Control shares” are voting shares of stock that, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•        one-tenth or more but less than one-third;

•        one-third or more but less than a majority; or

•        a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem for fair value any or all of the control shares (except those for which voting rights have previously been approved). Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or acquisitions approved or exempted by the charter or bylaws of the corporation. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. This provision may be amended or eliminated at any time in the future by our Board.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•        a classified board of directors;

•        a two-thirds vote requirement for removing a director;

•        a requirement that the number of directors be fixed only by vote of the board of directors;

•        a requirement that a vacancy on the board of directors be filled only by a vote of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•        a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The Charter provides that, at such time as we are able to make a Subtitle 8 election, vacancies on our Board may be filled only by the remaining directors and that directors elected by our Board to fill vacancies will serve for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in the Charter and Bylaws unrelated to Subtitle 8, we already (i) vest in our Board the exclusive power to fix the number of directorships and (ii) require, unless called by our Board, chairman of our Board, our chief executive officer or our president, the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast at such a meeting to call a special meeting.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. The Charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The MGCL requires us (unless the Charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•        the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•        the director or officer actually received an improper personal benefit in money, property or services; or

•        in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•        a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•        a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

The Charter obligates us to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•        any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•        any individual who, while a director or officer of our Company and at our request, serves or has served as a director, officer, partner, member, manager, trustee, employee or agent of another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

The Charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.

In addition to the indemnification provided by the Charter, we have entered into indemnification agreements with our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling our Company for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We do not currently carry directors’ and officers’ insurance. However, we may in the future maintain such insurance or establish a sinking fund to contribute a specified amount of cash on a monthly basis towards insuring our directors and officers against liability.

Advance Notice of Director Nominations and New Business

The Bylaws provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to our Board and the proposal of other business to be considered by our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our Board or (iii) by any stockholder who was a stockholder of record at the record date set by our Board for determining stockholders entitled to vote at the meeting, at the time of giving the notice required by the Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other proposed business and has provided notice to us within the time period, and containing the information and other materials, specified in the advance notice provisions of the Bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board may be made only (i) by or at the direction of our Board or (ii) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record at the record date set by our Board for determining stockholders entitled to vote at the meeting, at the time of giving the notice required by the Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has provided notice to us within the time period, and containing the information and other materials, specified in the advance notice provisions of the Bylaws.

The advance notice procedures of the Bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our secretary at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting. With respect to our 2022 annual meeting or in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the close of business on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Meetings of Stockholders

Under the Bylaws, annual meetings of stockholders will be held each year at a date, time and place determined by our Board. Special meetings of stockholders may be called by our Board, chairman of our Board, our chief executive officer or our president. Additionally, subject to the provisions of the Bylaws, special meetings of the stockholders must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Amendments to the Charter and Bylaws

Under the MGCL, a Maryland corporation generally may not amend its charter unless declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Except for those amendments permitted to be made without stockholder approval under Maryland law or the Charter, the Charter generally may be amended only if the amendment is first declared advisable by our Board and thereafter approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Our Board has the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with, or convert to, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our Charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Dissolution of the Company

The dissolution of our Company must be declared advisable by a majority of the entire Board and approved by our stockholders by the affirmative vote of a majority of all of the votes entitled to be cast on the matter. See also “— Dissolution and Wind Up” below.

Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our Charter and Bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including advance notice requirements for director nominations and other stockholder proposals. Likewise, if the provision in our Bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt into the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Exclusive Forum for Certain Litigation

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our Charter or Bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act. Although our Bylaws contain the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

SHARES AVAILABLE FOR FUTURE SALE

Upon the completion of this offering and the concurrent private placement, as a result of the sale of            shares in this offering, we will have            shares of common stock outstanding (or            shares if the underwriters exercise their option to purchase additional shares in full), some of which are subject to the Registration Rights Agreement.

The outstanding shares of our common stock owned by existing stockholders will be deemed to be “restricted securities” as that term is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if and when they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. See “— Rule 144” below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, once we have been subject to the reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our or our Manager’s employees, if any, consultants or advisors who purchases our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares subject to outstanding options or reserved for issuance under our 2021 Omnibus Incentive Plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Registration Rights

We have entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of our affiliates and investors in connection with our private placement of shares of common stock in connection with the formation transactions that took place following our formation in March 2021 and the concurrent private placement (all such affiliates and investors party to the Registration Rights Agreement, the “Holders”). The following summary of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Registration Rights Agreement.

Demand Registrations

The Registration Rights Agreement provides that the Holders may, subject to certain terms and conditions specified in such Registration Rights Agreement, request that we effect the registration of all or part of the outstanding Registrable Securities (as defined below) with the SEC (a “Demand Registration”); provided that the request is made by Holders holding at least a majority in voting power of all Registrable Securities outstanding. The Holders may make such request after the later of (x) six months after the completion of this offering and (y) the expiration of any lock-up agreement with the underwriters in this offering. The Holders are entitled to three Demand Registrations in the aggregate. The Registration Rights Agreement also provides that if a registration statement filed pursuant to the Demand Registration is a shelf registration statement, we will, subject to certain exceptions, facilitate up to two underwritten “takedowns” of one or more Holders’ Registrable Securities. We are only required to effect a Demand Registration or a “takedown” in the form of an underwritten offering if the Registrable Securities requested to be sold in such demand request or “takedown” has an anticipated aggregate gross offering price (before deducting underwriting discounts and commission) of at least $100 million.

“Registrable Securities” means (i) any of our common stock acquired by any Holder (or any of its affiliates) pursuant to the subscription agreement entered into in connection with our private placement of shares of common stock and (ii) any of our equity interests or other securities issued or issuable with respect to the common stock referred to in clause (i): (a) upon any conversion or exchange thereof, (ii) by way of dividend or other distribution, split or reverse split, or (b) in connection with a combination of securities, recapitalization, merger, consolidation, exchange offer, reorganization or other similar event.

Piggyback Registrations

If at any time, and from time to time, we propose to file a registration statement to register any of our securities of the same class as the Registrable Securities under the Securities Act, with respect to an offering either for our own account or for the account of a selling stockholder, including an underwritten offering, we must offer the Holders the opportunity to register their Registrable Securities on the same terms and conditions as the registration of the other securities in such proposed filing or underwritten offering, as applicable.

General

The participation of the Holders in any offering is subject to compliance with the requirements of the Registration Rights Agreement, and, in certain instances, pro rata cutback if the underwriters determine that the number of Registrable Securities and other securities, if any, to be included in such offering would adversely affect our offering, as described in the Registration Rights Agreement.

We will be responsible for all fees and expenses incident to our performance of, or compliance with, our obligations under the Registration Rights Agreement, excluding any underwriting fees, discounts, selling commissions and transfer taxes, relating to the sale of a Holder’s Registrable Securities. We will also pay the reasonable fees and disbursements of one legal counsel to the Holders retained in connection with any underwritten public offering.

Generally, securities held by the Holders shall no longer constitute Registrable Securities upon the earliest to occur of (i) the date on which such securities have been sold pursuant to a registration statement, (ii) the sale of such securities pursuant to Rule 144 under the Securities Act, (iii) when such securities are eligible for sale without registration pursuant to Rule 144 under the Securities Act without any limitation on volume or manner of sale and without the need for current public information required by Rule 144(c)(1), or (iv) when they cease to be outstanding.

In the event that a Holder exercises registration rights, we are required to use commercially reasonable efforts to effect the registration of the Registrable Securities of the Holders and we must, as promptly as practicable, among other things, (i) prepare and file a registration statement under the Securities Act with respect to the securities, (ii) use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC as promptly as practicable, (iii) use commercially reasonable efforts to maintain the effectiveness of the registration statement for a period of not less than 180 days (or such shorter period in which all Registrable Securities have been sold), (iv) use commercially reasonable efforts to register or qualify, or obtain an exemption from registration or qualification for, all Registrable Securities under applicable securities and blue sky laws, and (v) use all commercially reasonable efforts to list the Registrable Securities on any U.S. national securities exchange on which our Common Stock is then listed, if the listing of our common stock is then permitted.

Notwithstanding the foregoing, we will be permitted to suspend the registration process or the use, from time to time, of the prospectus that is part of the registration statement (and therefore suspend sales under the registration statement) or delay filing of a registration statement for periods, any such period a “suspension period,” in the event that our Board has determined in good faith that the filing or other action either would (i) materially adversely affect a significant financing, acquisition, disposition, merger or other material transaction, (ii) require premature disclosure of material information that we have a bona fide business purpose for preserving as confidential, or (iii) render us unable to comply with the requirements under the Securities Act or the Exchange Act. Subject to certain exceptions in the Registration Rights Agreement, we are prohibited from delaying the filing or suspending the use of a registration statement in any rolling 12 month period for more than 60 consecutive day, for more than an aggregate of 90 days, and more than two separate times.

We will indemnify each of the Holders against certain liabilities under the Securities Act in connection with any registration of the Holder’s Registrable Securities.

Our obligations under the Registration Rights Agreement, except for indemnification and certain other provisions, will terminate once no Registrable Securities are outstanding.

In addition to the registration rights described above, we intend to provide additional resale registration rights to our affiliates and certain of our investors who hold restricted securities following the expiration of the lock-up periods described below.

Lock-Up Periods

For a description of certain lock-up periods, see “Underwriting — No Sales of Similar Securities.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations regarding qualification and taxation as a “real estate investment trust” within the meaning of Section 856 of the Code and the material U.S. federal income tax considerations to investors of the purchase, ownership and disposition of our common stock. This discussion does not address the consequence of an investment in shares of any other equity interest in us. This discussion is based upon the provisions of the Code, the final and temporary Treasury regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase our common stock (including the impact of the Medicare contribution tax on net investment income), nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction or under any U.S. federal tax laws other than U.S. federal income tax laws. This summary does not address all tax considerations that may be relevant to a prospective investor based on such investor’s particular circumstances, and is not intended to be applicable to all categories of investors that may be subject to special treatment under the Code, including but not limited to dealers in securities, banks, thrifts, or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold our common stock as part of a straddle, conversion transaction, or hedge, partnerships or other pass-through entities and persons holding our common stock through a partnership or other pass-through entity, a holder who received our common stock through the exchange of employee stock options or otherwise as compensation, persons deemed to sell our common stock under the constructive sale provisions of the Code, persons whose “functional currency” is other than the U.S. dollar, holders subject to the alternative minimum tax, foreign governments, and international organizations. In addition, this discussion is limited to persons who hold our common stock as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code.

The sections of the Code relating to qualification and operation as a REIT, the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and Treasury regulations. No advance ruling from the IRS has been or will be sought regarding any matter discussed in this prospectus. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below

THIS SECTION IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU REGARDING THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK DESCRIBED BY THIS PROSPECTUS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR REGARDING THE IMPACT OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common stock that is:

•        a citizen or resident of the United States;

•        a corporation or entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if it (1) is subject to the primary supervision of a court within the United States, and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is any beneficial owner of our common stock that is not (i) a U.S. Holder or (ii) an entity classified as a partnership for U.S. federal income tax purposes.

If a partnership, or entity treated as a partnership for U.S. federal income tax purposes, holds our common stock the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Persons holding our common stock through a partnership or other entity treated as a partnership for U.S. federal income tax purposes should consult their own tax advisors.

Taxation

We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2021. We intend to operate in a manner that will enable us to qualify as a REIT.

In connection with this offering, Eversheds Sutherland (US) LLP is expected to render an opinion that, commencing with our first taxable year in which we make an election to be taxed as a REIT, we will be organized in conformity with the requirements for qualification as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. Investors should be aware that the opinion of Eversheds Sutherland (US) LLP will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets, income, organizational documents, stockholder ownership, and the present and future conduct of our business and will not be binding upon the IRS or any court. We have not received, and do not intend to seek, any rulings from the IRS regarding our status as a REIT or our satisfaction of the REIT requirements. The IRS may challenge our status as a REIT, and a court could sustain any such challenge. In addition, the opinion of Eversheds Sutherland (US) LLP will be based on U.S. federal income tax law governing qualification as a REIT in effect as of the date thereof, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of the ownership of our shares, and the percentage of our taxable income that we distribute. Eversheds Sutherland (US) LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify as a REIT.”

So long as we qualify for taxation as a REIT, we generally are not subject to U.S. federal income tax on the portion of our taxable income or capital gain that is distributed to stockholders annually. This treatment substantially eliminates the “double taxation” (i.e., at both the corporate and stockholder levels) that typically results from investment in a corporation.

Notwithstanding our qualification as a REIT, we will be subject to U.S. federal income tax as follows:

•        we will be taxed at normal corporate rates on any undistributed net income (including undistributed net capital gains);

•        if we fail to satisfy either the 75% or the 95% gross income tests (discussed below), but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on the greater of (1) the amount by which we fail the 75% test and (2) the amount by which we fail the 95% test, in either case, multiplied by a fraction intended to reflect our profitability;

•        if we should fail to satisfy the asset tests or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax;

•        we will be subject to a tax of 100% on net income from any “prohibited transaction;”

•        we will be subject to tax, at the highest corporate rate, on net income from (1) the sale or other disposition of “foreclosure property” (generally, property acquired by us through foreclosure or after a default on a loan secured by the property or a lease of the property and for which an election is in effect) that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property;

•        if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain income for the year and (3) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of the Required Distribution over the sum of (a) the amounts actually distributed plus (b) the amounts with respect to which certain taxes are imposed on us;

•        if we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during a five-year period beginning on the date that we acquired the asset, then the asset’s “built-in” gain generally will be subject to tax at the highest regular corporate rate;

•        if we fail to qualify for taxation as a REIT because we failed to distribute by the end of the relevant year any earnings and profits we inherited from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits;

•        a 100% tax may be imposed on certain transactions between us and our taxable REIT subsidiaries (“TRSs”) that do not reflect arm’s length terms;

•        we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fails to satisfy the record keeping requirements intended to monitor our compliance with rules relating to the ownership of our common stock, as described below in “— Requirements for Qualification — Organizational Requirements”;

•        certain of our subsidiaries, if any, may be C corporations, the earnings of which could be subject to federal corporate income tax; and

•        we and our subsidiaries, if any, may be subject to a variety of taxes, including state, local and foreign income taxes, property taxes and other taxes on our assets and operations and could also be subject to tax in situations and on transactions not presently contemplated.

We will use the calendar year both for U.S. federal income tax purposes and for financial reporting purposes.

Requirements for Qualification.    To qualify as a REIT for U.S. federal income tax purposes, we must elect to be treated as a REIT and must meet various (a) organizational requirements, (b) gross income tests, (c) asset tests and (d) annual distribution requirements.

Organizational Requirements.    A REIT must be organized as a corporation, trust or association:

(1)    that is managed by one or more trustees or directors;

(2)    the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)    that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)    that is neither a financial institution nor an insurance company subject to specified provisions of the Code;

(5)    the beneficial ownership of which is held by 100 or more persons;

(6)    at all times during the last half of each taxable year, after the first taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, or by application of certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include some entities that would not ordinarily be considered “individuals”); and

(7)    that meets other tests, described below, regarding the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during our entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Charter provides for restrictions regarding transfer of our capital stock, in order to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These transfer restrictions are described in “Description of Capital Stock — Ownership Limitations and Exceptions” and “— Transfer Restrictions.”

We will be treated as having satisfied condition (6) above if we comply with the regulatory requirements to request information from our stockholders regarding their actual ownership of our common stock, and we do not know, or in exercising reasonable diligence would not have known, that we failed to satisfy this condition. If we fail to comply with these regulatory requirements for any taxable year we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed.

Gross Income Tests.    We must satisfy the following two separate gross income tests each year:

•        75% Gross Income Test.     At least 75% of our gross income (excluding gross income from prohibited transactions, income from certain hedging transactions and certain foreign currency gains) must consist of income derived directly or indirectly from investments relating to real property or mortgages on real property (generally including rents from real property, dividends from other REITs, and interest on obligations secured by mortgages on real property or on interests in real property), or some types of temporary investment income.

•        95% Gross Income Test.    At least 95% of our gross income (excluding gross income from prohibited transactions, income from certain hedging transactions and certain foreign currency gains) must consist of items that satisfy the 75% gross income test and certain other items, including dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of these types of income).

Interest income that we receive will satisfy the 75% gross income test (as described above) to the extent that it is derived from a loan that is adequately secured by a mortgage on real property or on interests in real property (including, in the case of a loan secured by both real property and personal property, such personal property if it does not exceed 15% of the total fair market value of all of the property securing the loan). If a loan is secured by both real property and other property (and such other property is not treated as real property as described above), and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan, determined as of (a) the date we agreed to acquire or originate the loan or (b) in the event of a “significant modification,” the date we modified the loan, then a part of the interest income from such loan equal to the percentage amount by which the loan exceeds the value of the real property will not be qualifying income for purposes of the 75% gross income test, but may be qualifying income for purposes of the 95% gross income test.

From time to time, we may invest in mezzanine loans. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a loan and therefore as a qualifying asset for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying loans for REIT purposes.

If we receive contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, then the income attributable to the participation feature will be treated as gain from the sale of the underlying real property and will satisfy both the 75% and 95% gross income tests provided that the property is not held by the borrower as inventory or dealer property. Interest income that we receive from a loan in which all or a portion of the interest income payable is contingent on the gross receipts or sales of the borrower will generally be qualifying income for purposes of both the 75% and 95% gross income tests.

We may receive fee income in a number of circumstances, including from loans that we originate. Fee income, including prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally will be qualifying income for purposes of both the 75% and 95% gross income tests if it is received in consideration for us entering or having entered into an agreement to make a loan secured by real property or an interest in real property and the fees are not determined by income and profits of the borrower. Other fees generally are not qualifying income for purposes of either gross income test. Fees earned by any TRSs are not included in computing the 75% and 95% gross income tests, and thus neither assist nor hinder our compliance with these tests.

Prohibited Transactions.    Net income from prohibited transactions is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of assets held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. We intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business.

Effect of Subsidiary Entities.    In the case of a REIT that is a partner in a partnership, Treasury regulations provide that for purposes of applying the gross income and asset tests the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. For these purposes, the interest of a partner in the partnership’s assets will be determined in accordance with its capital interest in the partnership. In addition, the character of the assets and gross income of the partnership will remain the same in the hands of the REIT for U.S. federal income tax purposes.

A TRS is a corporation in which we directly or indirectly own stock and that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. If our TRS owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our TRS. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular C corporation. Generally, a TRS can engage in activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our borrowers and/or the TRS are not comparable to similar arrangements among unrelated parties.

We may own interests in one or more TRSs that may receive management fee income and/or hold assets or generate income that could cause us to fail the REIT income or asset tests or subject it to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes and, if doing business or owning property outside of the United States, significant non-U.S. taxes.

Relief Provisions for Failing the 75% or the 95% Gross Income Tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under provisions of the Code. Relief provisions are generally available if:

•        following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year; and

•        our failure to meet these tests was due to reasonable cause and not willful neglect.

However, it is not possible to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “— Taxation,” even if the relief provisions apply, a tax will be imposed with respect to some or all of our excess nonqualifying gross income, reduced by approximated expenses.

Asset Tests.    We must satisfy the following four tests relating to the nature of our assets at the close of each quarter of our taxable year:

•        at least 75% of the value of our total assets must be represented by real estate assets (including (1) our allocable share of real estate assets held by partnerships in which we own an interest, (2) stock or debt instruments held for not more than one year purchased with the proceeds of our stock offering or long-term (at least five years) debt offering, cash, cash items and government securities, (3) stock in other REITs and (4) certain mortgage-backed securities and loans);

•        not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

•        of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets (unless the issuer is a TRS), and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities (unless the issuer is a TRS or we can avail ourselves of the rules relating to certain securities and “straight debt” summarized below);

•        not more than 20% of the value of our total assets may be represented by securities of one or more TRS; and

•        not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

The term “securities” generally includes debt securities issued by a partnership or another REIT. However, “straight debt” securities and certain other obligations, including loans to individuals or estates, certain specified loans to partnerships, certain specified rental agreements and securities issued by REITs are not treated as “securities” for purposes of the “10% value” asset test. “Straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in cash if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors (subject to certain specified exceptions), and (iii) the issuer is either not a corporation or partnership, or the only securities of the issuer held by us, and certain of TRSs, subject to a de minimis exception, are straight debt and other specified assets.

The above asset tests must be satisfied not only on the date that we acquire securities in the applicable issuer, but also at the close of each quarter in which we acquire any security or other property. After initially meeting the asset tests at the beginning of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets or acquisition of sufficient qualifying assets within 30 days after the close of that quarter. Although we plan to take steps to ensure that we satisfy such steps for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in our overall interest in an issuer. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

In certain cases, we may avoid disqualification for any taxable year if we fail to satisfy the asset tests after the 30 day cure period. We will be deemed to have met certain of the REIT asset tests if the value of our non-qualifying assets for such tests (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the non-qualifying assets within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause rather than willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT, after the 30 day cure period, by taking steps including (i) the disposition of sufficient assets to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (iii) disclosing certain information to the IRS. If we fail the asset test and cannot avail ourselves of these relief provisions, we may fail to qualify as a REIT.

Annual Distribution Requirements.    We are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (i) the sum of (a) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of specified items of noncash income. Dividends must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for that year and if paid on or before the first regular dividend payment after the declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset. If so, the stockholders receive an increase in the basis of their stock in the amount of the income recognized. Stockholders are also to be treated as having paid their proportionate share of the capital gains tax imposed on us on the undistributed amounts and receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for that year, (2) 95% of our REIT capital gain net income for that year and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the Required Distribution over the sum of (a) the amounts actually distributed and (b) the undistributed amounts on which certain taxes are imposed on us. We intend to make timely distributions sufficient to satisfy all annual distribution requirements.

From time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of those expenses in arriving at our taxable income. Further, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on specified undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends (discussed immediately below) or engage in other potentially adverse transactions.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being disqualified as a REIT or taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Record Keeping Requirements.    To elect taxation as a REIT under applicable Treasury regulations, we must maintain records and request information from our stockholders designed to disclose the actual ownership of our stock. We intend to comply with these requirements.

Affiliated REITs.    If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described above.

Failure to Qualify as a REIT.    If we fail to qualify for taxation as a REIT for U.S. federal income tax purposes in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will we be required to make those distributions. If we fail to so qualify and the relief provisions do not apply, to the extent of current and accumulated earnings and profits, all distributions to stockholders generally will be taxable at capital gain rates if certain minimum holding period requirements are met, and, subject to specified limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

We can invoke specified cure provisions for any taxable year in the event we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT. These cure provisions would limit the instances causing our disqualification as a REIT for violations due to reasonable cause, and would instead require the payment of a monetary penalty.

Taxation of U.S. Holders of our common stock

Distributions.    As long as we qualify as a REIT for U.S. federal income tax purposes, distributions made to our taxable U.S. Holders of our common stock will be taxed as follows:

•        Distributions out of current or accumulated earnings and profits (and not designated as capital gain dividends) generally constitute ordinary dividend income to U.S. Holders and will generally not be eligible for the dividends received deduction for corporations or the preferential tax rate for “qualified dividend income” (other than ordinary dividends attributable to dividends from taxable corporations, such as TRSs and to income upon which we have paid corporate income tax). However, stockholders that are individuals, trusts or estates generally may deduct up to 20% of certain qualified business income, including “qualified REIT dividends” (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations.

•        Distributions in excess of current and accumulated earnings and profits are not taxable to a U.S. Holder to the extent that they do not exceed the adjusted basis of the U.S. Holder’s shares, but rather reduce the adjusted basis of those shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Holder’s shares, they are to be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less).

•        Distributions designated as capital gain dividends constitute long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. Holder has held our stock. Corporate U.S. Holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. Holders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.

•        If we elect to retain and pay income tax on our net long-term capital gain, each holder of our common stock would: (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid its proportionate share of the tax that we paid on such gain and (3) be allowed a credit for the amount of such tax deemed to have been paid, with an adjustment made to increase the holder’s basis in our stock by the difference between (a) the amount of capital gain included in income and (b) the amount of tax deemed paid by the holder.

•        Distributions declared by us in October, November or December of any year payable to a U.S. Holder of record on a specified date in October, November or December will be treated as both paid by us and received by the U.S. Holder on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year.

U.S. Holders may not include in their individual income tax returns any of our net operating losses or capital losses.

In determining the extent to which a distribution constitutes a dividend for U.S. federal income tax purposes, our earnings and profits generally will be allocated first to distributions with respect to our preferred stock, if any, prior to allocating any remaining earnings and profits to distributions on our common stock. If we have net capital gains and designate some or all of our distributions as capital gain dividends to that extent, although the proper tax treatment of those amounts is not entirely clear, we intend to allocate the capital gain dividends among different classes of stock in proportion to the allocation of earnings and profits as described above.

Distributions Consisting of Stock and Cash.    We may make distributions in cash and shares of our common stock. With respect to each such distribution, each U.S. Holder must include the sum of the value of the shares of our common stock and the amount of cash, if any, received pursuant to the dividend in our gross income as a taxable dividend to the extent that the distribution is made out of our current and accumulated earnings and profits. For this purpose, the amount of the dividend paid in our common stock will be equal to the amount of cash that could have been received instead of our common stock. A U.S. Holder that receives shares of our common stock pursuant to the dividend would have a tax basis in such stock equal to the amount of cash that could have been received instead of such stock as described above, and the holding period in such stock would begin on the day following the payment date for the dividend. Accordingly, a U.S. Holder’s tax liability with respect to such dividend may be significantly greater than the amount of cash it receives.

Tax Rates.    The current maximum tax rate applicable to non-corporate taxable U.S. Holders for long-term capital gains, including capital gain dividends, and for certain dividends, is generally a maximum of 20%. Short-term capital gains recognized by non-corporate taxpayers are taxed at ordinary income rates (currently up to 37%). Gains recognized by corporate taxpayers (other than tax-exempt taxpayers) are currently subject to U.S. federal income tax at a maximum rate of 37%, whether or not classified as long-term capital gains. The deductibility of capital losses is subject to certain limitations.

In general, dividends paid by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent the REIT’s dividends are attributable either to dividends received from taxable corporations (such as our taxable REIT subsidiaries), to income that was subject to tax at the corporate (REIT) level or to dividends properly designated by us as capital gain dividends. In addition, individuals will be subject to a 3.8% surtax on the lesser of (i) their net investment income (including, among other things, dividend and capital gains from the sale or other disposition of stock), or (ii) the excess of their adjusted gross income, increased by any foreign earned income otherwise excluded from adjusted gross income over their applicable “threshold amount.” The applicable threshold amounts include: for married couples filing a joint return (and surviving spouses), $250,000; for a married taxpayer filing an individual return, $125,000; and for single and head-of-household taxpayers, $200,000. Taxable estates and certain trusts are also subject to a 3.8% surtax on the lesser of (i) their undistributed net investment income for the tax year, or (ii) any excess of their adjusted gross income over the dollar amount at which the highest tax bracket for estates and trusts begins for the tax year. U.S. Holders should consult their tax advisors regarding the effect, if any, of this 3.8% surtax on their ownership and disposition of our common stock.

Sale, Exchange, Repurchase or Other Disposition of our common stock.    Upon a sale, repurchase or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received on the sale or other disposition and such holder’s adjusted tax basis in our common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for our common stock is more than one year. In general, any loss upon a sale or exchange of shares by a U.S. Holder, if such holder has held the shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such holder as long-term capital gain. The deductibility of capital losses is subject to a number of limitations.

Backup Withholding and Information Reporting.    Information with respect to dividends paid on our common stock and proceeds from the sale or other disposition of our common stock may be required to be reported to U.S. Holders and to the IRS. This obligation, however, does not apply with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.

A U.S. Holder may be subject to backup withholding (currently at a rate of 24%) with respect to distributions paid on our common stock, or with respect to proceeds received from a sale or other disposition of our common stock. Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. To establish status as an exempt person, a U.S. Holder will generally be required to provide certification on IRS Form W-9.

U.S. Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Treatment of Tax-Exempt Holders.    Distributions on our common stock by us to a tax-exempt employee pension trust, or other domestic tax-exempt holder, generally will not constitute unrelated business taxable income (“UBTI”), unless the holder has borrowed to acquire or carry our common stock. However, qualified trusts that hold more than 10% (by value) of some REITs may be required to treat a specified percentage of those REITs’ distributions as UBTI. This requirement will apply only if (1) the REIT would not qualify as such for U.S. federal income tax purposes but for the application of a “look-through” exception to the “five or fewer” requirement applicable to shares held by qualified trusts and (2) the REIT is “predominantly held” by “qualified trusts” (as defined below). A REIT is predominantly held if either (1) a single qualified trust holds more than 25% by value of the REIT interests; or (2) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% by value of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less specified associated expenses) of the REIT. A de minimis exception applies in any year in which the ratio set forth in the preceding sentence is less than 5%. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. We urge Tax-Exempt holders to consult their own tax advisors to determine the impact of federal, state, local and foreign income and other tax consequences on ownership of our common stock, including any reporting requirements.

Taxation of Non-U.S. Holders

The rules governing U.S. federal income taxation of Non-U.S. Holders are complex. This section is only a summary of such rules. We urge Non-U.S. Holders to consult their own tax advisors to determine the impact of federal, state, local and foreign income and other tax consequences on ownership of our common stock, including any reporting requirements. The rules below regarding distributions generally apply in the same manner regardless of whether the distribution is made in cash or is a taxable stock dividend.

Distributions Generally.    A Non-U.S. Holder who receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests” within the meaning of Section 897 of the Code (“USRPIs”) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the dividend ordinarily will apply unless an applicable tax treaty, reduces or eliminates the tax. Under some treaties, lower withholding tax rates generally applicable to dividends do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. Holders are taxed on distributions, unless an applicable income tax treaty provides otherwise, and in the case of a corporate Non-U.S. Holder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common stock.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on a distribution not attributable to gain from our sale or exchange of a USRPI and in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the Non-U.S. Holder’s adjusted basis in its stock. Instead, the excess portion of such a distribution will reduce the adjusted basis of that stock. A Non-U.S. Holder will be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the Non-U.S. Holder’s adjusted basis in its stock, if the Non-U.S. Holder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. As also discussed below, we may nevertheless withhold on such distributions even if the distributions are not ultimately subject to U.S. federal income tax. A Non-U.S. Holder may file to claim a refund to the extent that withholdings result in tax payments in excess of its U.S. federal income tax liability.

For U.S. federal income tax purposes, we generally plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution (other than distributions designated as capital gain dividends or distributions of USRPI gain subject to the Foreign Investment in Real Property Act (“FIRPTA”) as discussed below) made to a Non-U.S. Holder unless the Non-U.S. Holder provides us with appropriate documentation:

•        evidencing that such Non-U.S. Holder is eligible for an exemption or reduced rate under an applicable income tax treaty, generally an IRS Form W-8BEN or Form W-8BEN-E (in which case we will withhold at the lower treaty rate); or

•        claiming that the distribution is income that is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, generally an IRS Form W-8ECI (in which case we will not withhold tax).

Additional withholding regulations may require us to withhold 15% of any distribution that exceeds its current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than distributions subject to FIRPTA, as described above, and except to the extent an exemption or a lower rate of withholding applies), to the extent that we do not do so, we will withhold at a rate of 15% on any portion of such a distribution.

Distributions Attributable to the Sale or Exchange of Real Property.    Except as discussed below with respect to “qualified shareholders” and “qualified foreign pension funds,” for any year in which we qualify as a REIT, a Non-U.S. Holder will incur tax on distributions by us that are attributable to gain from its sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. The term USRPI generally does not include interests in loans or other debt securities. As a result, we do not anticipate that we will generate material amounts of gain that would be subject to FIRPTA.

Under FIRPTA, a Non-U.S. Holder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. trade or business of the Non-U.S. Holder. A Non-U.S. Holder thus would be taxed on such a distribution at regular tax rates applicable to U.S. holders, subject to any applicable alternative minimum tax for non-corporate holders. A corporate Non-U.S. Holder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 21% of any distribution that is a distribution attributable to USRPI gain and may be required to withhold 21% of any capital gain dividend (or amounts that could have been designated as a capital gain dividend) not otherwise subject to withholding as a distribution of USRPI gain. A Non-U.S. Holder may receive a credit against its tax liability for the amount we withhold.

Notwithstanding the foregoing, FIRPTA and the 21% withholding tax will not apply to any distribution with respect to any class of our stock that is regularly traded on an established securities market located in the United States if the recipient Non-U.S. Holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of distribution. Instead, any distribution will be treated as an ordinary distribution subject to the rules discussed above. As noted above, we anticipate that our common shares will be treated as being regularly traded on an established securities market following this offering.

Dispositions of Stock.    A Non-U.S. Holder generally will not incur tax under FIRPTA with respect to gain on a disposition of our common stock as long we are a “domestically controlled REIT.” A REIT will be domestically controlled REIT if non-U.S. persons hold, directly or indirectly, less than 50% in value of its stock at all times during the five-year period ending on the date of disposition. For these purposes, a person holding less than 5% of any regularly traded classes of stock of a REIT for five years will be treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person.

Regardless of the extent of our non-U.S. ownership, if our common stock is regularly traded on an established securities market, a Non-U.S. Holder will not incur tax under FIRPTA on a disposition of the shares if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 10% or less of the total fair market value of such class of stock. The testing period is the shorter of (1) the period during which the non-U.S. stockholder held the shares and (2) the five-year period ending on the disposition date.

If the gain on the sale of our common stock were taxed under FIRPTA, a Non-U.S. Holder would be taxed on that gain in the same manner as U.S. holders subject to any applicable alternative minimum tax. Furthermore, a Non-U.S. Holder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:

•        the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case, unless an applicable income tax treaty provides otherwise, the Non-U.S. Holder will be subject to the same treatment as U.S. holders with respect to such gain and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation; or

•        the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the Non-U.S. Holder will incur a 30% tax on his or her capital gains derived from sources within the United States (net of certain losses derived from sources within the United States), unless an applicable income tax treaty provides otherwise.

Qualified Shareholders.    To the extent our stock is held directly (or indirectly through one or more partnerships) by a “qualified shareholder,” it will not be treated as a USRPI. Thus, gain from the sale or exchange of our common stock (including distributions treated as gain from the sale or exchange of our common stock) will not be subject to tax unless such gain is treated as effectively connected with the qualified shareholder’s conduct of a U.S. trade or business. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI (and capital gain dividends and non-dividend distributions to such shareholder may be treated as ordinary dividends). For these purposes, a qualified shareholder is generally a Non-U.S. Holder that (1)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the NYSE or the Nasdaq Stock Market, (2) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (3) maintains records of persons holding 5% or more of the class of interests described in clauses (1)(A) or (1)(B) above. However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply to the “applicable percentage” of the qualified shareholder’s stock (with the “applicable percentage” generally meaning the percentage of the value of the interests in the qualified shareholder held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified shareholder on the disposition of our common stock or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. Such treatment shall also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified shareholder. For these purposes, an “applicable investor” is a person (other than a qualified shareholder) who generally holds an interest in the qualified shareholder and holds more than 10% of our stock (applying certain constructive ownership rules).

Qualified Foreign Pension Funds.    For FIRPTA purposes neither a “qualified foreign pension fund” nor any entity all of the interests of which are held by a qualified foreign pension fund (a “qualified controlled entity”) is treated as a Non-U.S. Holder. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (1) created or organized in a foreign country, (2) established by a foreign country (or one or more political subdivisions thereof) or one or more employers to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees as a result of, or in consideration for, services rendered, (3) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (4) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities and (5) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its income is deferred, or such income is excluded from its gross income or taxed at a reduced rate. Distributions received by qualified foreign pension funds and their wholly owned non-U.S. subsidiaries will be taxed as described above at “— Distributions Generally” regardless of whether the distribution is attributable to the sale of a USRPI. Gain of a qualified foreign pension fund or its wholly owned non-U.S. subsidiary treated as gain from the sale or exchange of our common stock as well as our capital gain dividends and other distributions treated as gain from the sale or exchange of our common stock under the rules described above at “— Distributions Generally” will not be subject to tax unless such gain is treated as effectively connected with the qualified foreign pension fund’s (or the subsidiary’s, as applicable) conduct of a U.S. trade or business, in which case the qualified foreign pension fund (or subsidiary) generally will be subject to tax at the graduated rates applicable to ordinary income, in the same manner as U.S. holders, unless an applicable income tax treaty provides otherwise, and may be subject to the 30% branch profits tax on its effectively connected earnings and profits, subject to adjustments, in the case of a foreign corporation. Proposed Treasury Regulations would provide, among other things, that interests in a qualified controlled entity may be held by one or more qualified foreign pension funds directly or indirectly through one or more qualified controlled entities. These regulations are generally proposed to apply after they are finalized; provided that taxpayers may be able to rely on them for transactions occurring on or after December 18, 2015 (and certain provisions of the proposed regulations are proposed to apply with respect to transactions occurring on or after June 6, 2019).

Information Reporting and Backup Withholding.    The applicable withholding agent will report to our Non-U.S. Holders and the IRS the amount of dividends treated as paid during each calendar year and the amount of any tax withheld with respect to such payments. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty or agreement. In addition, a Non-U.S. Holder may be subject to backup withholding with respect to dividends paid on our common stock, unless the Non-U.S. Holder certifies that it is not a U.S. person or otherwise establishes an exemption. If the proceeds of a disposition of stock are paid by or through a U.S. office of a broker dealer, the payment is generally subject to U.S. information reporting and to backup withholding unless the disposing Non-U.S. Holder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker dealer, unless the payor has actual knowledge that the payee is a United States person. However, if the proceeds from a disposition of stock are paid to or through a foreign office of a U.S. broker dealer or a non-U.S. office of a foreign broker dealer that is (1) a “controlled foreign corporation” for U.S. federal income tax purposes, (2) a foreign person 50% or more of whose gross income from all sources for a three year period was effectively connected with a U.S. trade or business, (3) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (4) a foreign partnership engaged in the conduct of a trade or business in the United States, then (A) backup withholding will apply only if the broker dealer has actual knowledge that the owner is not a Non-U.S. Holder, and (B) information reporting will apply unless the Non-U.S. Holder certifies its non-U.S. status. Prospective foreign purchasers should consult their tax advisors and financial planners concerning these rules.

Other Tax Considerations

FATCA.    Sections 1471 to 1474 of the Code (“FATCA”) impose a withholding tax of 30% on certain payments received by foreign financial institutions, their affiliates and certain other foreign entities, unless the payee entity agrees to comply with certain due diligence, reporting and related requirements with respect to its account holders and, in some cases, the owners of its debt and equity securities. Withholding under FATCA applies to certain payments of U.S. source income such as interest and dividends. Accordingly, we may be required to withhold under FATCA on distributions or other payments to investors that fail to comply with the applicable requirements of FATCA or to timely certify as to such compliance. Treasury regulations proposed by the U.S. Treasury Department in December 2018, however, indicate an intent to eliminate the requirement under FATCA of withholding on payments of gross proceeds (other than amounts treated as interest), and the U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

Future Changes in Applicable Law.    The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our stockholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in our common stock.

State and Local Taxes.    We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in any securities being offered by this prospectus or a prospectus supplement to this prospectus.

ERISA CONSIDERATIONS

Certain ERISA Considerations

The following is a summary of certain considerations associated with the purchase of shares of our common stock by Benefit Plan Investors. A “Benefit Plan Investor” is (i) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, or “ERISA”), that is subject to Title I of ERISA, (ii) a plan, individual retirement account, “Keogh” plan or other arrangement subject to Section 4975 of the Code, or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (“Similar Laws”), (iii) an entity whose underlying assets are considered to include “plan assets” by reason of a plan’s investment in such entity (including, but not limited to, an insurance company general account), each of (i), (ii) and (iii), called a “Plan”, and (iv) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the Plan Asset Regulations set forth at 29 C.F.R. Section 2510.3-101 promulgated under ERISA by the U.S. Department of Labor, or DOL, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”). The following is merely a summary, however, and should not be construed as legal advice or as complete in all relevant respects. All investors are urged to consult their own legal advisors before investing assets of a Plan in our common stock and to make their own independent decision.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of our common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

In addition, a fiduciary of a Plan should consider the fact that none of we, our Manager, the underwriters or any of our or their respective affiliates will act as a fiduciary to any Plan with respect to the Plan’s decision to invest in shares of our common stock. None of we, our Manager, the underwriters or any of our or their respective affiliates is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to any Plan’s decision to invest in shares of our common stock.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving Plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Regardless of whether or not our underlying assets are deemed to include “plan assets,” as described below, the acquisition of shares of our common stock by an ERISA Plan with respect to which we or the underwriters are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, (“PTCEs”) that may apply to the acquisition of shares of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds,

PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in our common stock.

Plan Asset Considerations

The Plan Asset Regulations generally provide that when a Plan acquires an equity interest in an entity that is not (i) a “publicly-offered security”, (ii) a security issued by an investment company registered under the Investment Company Act of 1940, as amended, or (iii) an “operating company,” the Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established that the equity participation in the entity by Benefit Plan Investors is not “significant” (the “Insignificant Participation Test”).

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (i) “freely transferable,” (ii) part of a class of securities that is “widely held,” and (iii) (A) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, provided that the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (B) is part of a class of securities that is registered under Section 12 of the Exchange Act. We intend to effect such a registration under the Securities Act and the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our common stock will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common stock will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

For purposes of the Insignificant Participation Test, the Plan Asset Regulations provide that equity participation in an entity by Benefit Plan Investors is not significant if, immediately after the most recent acquisition of an equity interest in the entity, the Benefit Plan Investors’ aggregate interest is less than 25% of the value of each class of equity interests in the entity, disregarding, for purposes of such determination, any interests held by any person that has discretionary authority or control with respect to our assets or who provides investment advice for a fee with respect to our assets, or an affiliate of such a person (each a “Controlling Person”), other than Benefit Plan Investors. Following this offering, it is possible that Benefit Plan Investors will hold and will continue to hold, less than 25% of the value of any class of equity interests of our company, disregarding, for purposes of such determination, any interests held by any Controlling Person other than Benefit Plan Investors and, as such, that our company may rely on the Insignificant Participation Test; however, we cannot be certain or make any assurance that this will be the case, and no monitoring or other measures will be undertaken with respect to the level of such ownership with respect to any class of equity interests of our company.

Plan Asset Consequences

If our assets were deemed to constitute “plan assets” pursuant to the Plan Asset Regulations, the operation and administration of our company would become subject to the requirements of ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If we become subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), we could, among other things, be restricted from acquiring otherwise desirable investments and from entering into otherwise favorable transactions, and certain transactions entered into by us in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code.

Governmental plans, certain church plans, non-U.S. plans and other plans, while not subject to the fiduciary responsibility provisions of Title I of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to Similar Laws. Because of the foregoing, shares of our common stock should not be purchased by any person investing “plan assets” of any Plan, unless such purchase will not constitute a non-exempt prohibited transaction under ERISA or the Code or similar violation of any applicable Similar Laws.

Summary

Because of the foregoing, our common stock should not be acquired or held by any Benefit Plan Investor or any other person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code and will not constitute a similar violation of any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA, Section 4975 of the Code and any Similar Laws to such investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code or any other applicable Similar Laws.

The sale of shares of our common stock to a Plan, or to a person using assets of any Plan to effect its acquisition, is in no respect a representation by us, our Manager or the underwriters that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for the Plans generally or any particular Plan.

UNDERWRITING

JMP Securities LLC is acting as the representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our Manager and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
JMP Securities LLC
Compass Point Research & Trading LLC
Oppenheimer & Co. Inc.
Lake Street Capital Markets, LLC
East West Markets, LLC
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of our common stock sold under the underwriting agreement if any are purchased other than those shares covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

We have agreed to indemnify the several underwriters against certain liabilities including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of our common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $               per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $             per share to other dealers. After this initial public offering, the representative may change the public offering price and concession and discount to dealers.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated expenses of this offering payable by us, exclusive of the underwriting discount, are approximately $              . We have agreed to reimburse the underwriters for fees and expenses of counsel up to $               related to the review by Financial Industry Regulatory Authority, Inc. of the terms of the sale of the shares of the common stock in this offering and up to $ related to the preparation of a “blue sky” memorandum.

Over-allotment Option

We have granted an option to the underwriters to purchase up to additional shares of our common stock at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and each of our executive officers and directors have agreed with the underwriters not to offer, sell or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for or that represent the right to receive common stock or any rights to acquire common stock for a period of 180 days after the date of this prospectus, with certain limited exceptions, without first obtaining the written consent of JMP Securities LLC, the representative of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•        offer, pledge, sell or contract to sell any common stock;

•        sell any option or warrant to purchase any common stock;

•        purchase any option or warrant to sell any common stock;

•        grant any option or warrant for the sale of any common stock;

•        lend or otherwise transfer or dispose of any common stock;

•        exercise any right with respect to the registration of any common stock or other securities; or

•        enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap, agreement or transaction is to be settled by the delivery of shares of common stock or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or that represent the right to receive common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, including, without limitation, any Reserved Shares reserved for sale under the directed share program.

The lock-up agreement provides that, upon waiver or termination of any of the foregoing restrictions in connection with a transfer of capital stock, with respect to any of the securities of any person that held at least 3% of our common stock immediately prior to this offering, the provisions of the lock-up agreement shall be waived or terminated, as applicable, to the same extent and on the same terms with respect to the same pro rata percentage of securities as the percentage of common stock of the person whose lock-up waiver or termination triggered such provision. Notwithstanding the foregoing, no waiver or termination will trigger waivers or terminations for other persons if the aggregate number of shares of our common stock affected by such waivers or terminations is less than or equal to 5% of then-outstanding shares on a combined basis or if, subject to certain conditions, such waiver or termination is provided in connection with an underwritten public offering during the lock-up period.

Listing on Nasdaq

We have applied to list our shares of common stock on Nasdaq under the symbol “REFI”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares of our common stock to a minimum number of beneficial owners as required by Nasdaq.

Determination of Offering Price

Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•        estimates of the business potential and earnings prospects of our Company;

•        the history of, and the prospects for, our Company and the industry in which we compete;

•        an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•        the present state of our development; and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

Discretionary Sales

The underwriters do not expect to sell more than           % of the shares sold in this offering in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market. In determining the source of shares of our common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The underwriters may allocate a limited number of shares of our common stock for sale to their online brokerage customers. An electronic prospectus is available on the Internet website maintained by the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of this prospectus.

Directed Share Program

At our request, the underwriters have reserved the Reserved Shares for sale, at the initial public offering price, through a directed share program to certain of our directors, officers, employees, business associates and other persons with whom we have a relationship. The underwriters will receive the same underwriting discount on any Reserved Shares purchased by these persons as they will on any other shares sold to the public in this offering. The sales will be made by        as the directed share program administrator. There can be no assurance that any of the Reserved Shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced to the extent the Reserved Shares are purchased in the directed share program. Any Reserved Shares not purchased through the directed share program will be offered to the general public on the same basis as the other common stock offered hereby. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of Reserved Shares in the program. JMP Securities LLC, in its sole discretion as representative of each of the underwriters, may release any of the securities subject to these lock-up agreements at any time subject to the terms of the lock-up agreement. We have agreed to indemnify        against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the Reserved Shares.

Other Relationships

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common stock offered by this prospectus in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Notice to Prospective Investors in Canada

These securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are: (i) accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions (NI 45-106) or Subsection 73.3(1) of the Securities Act (Ontario), and (ii) permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Under Canadian Securities Law, National Instrument 33-105 Underwriting Conflicts (NI 33-105) provides disclosure requirements with respect to certain potential conflicts of interest that may exist between an issuer and underwriters, dealers or placement agents, as the case may be. Pursuant to section 3A.3 of NI 33-105, we and the representative are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

We and the representative hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the aggregate purchase price of any securities purchased), or personal information, which form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the Ontario Securities Commission, or the OSC, in accordance with NI 45-106, (c) such personal information is collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (e) the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the administrative support clerk at the OSC, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-3684. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by the OSC, and to have acknowledged and consented to its name, address, telephone number and other specified information, including the aggregate purchase price paid by the purchaser, being disclosed to other Canadian securities regulatory authorities, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Upon receipt of this prospectus, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque acheteur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés — anglais seulement.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Eversheds Sutherland (US) LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cozen O’Connor P.C. The validity of the shares of common stock offered hereby and certain other legal matters as to Maryland law will be passed upon for us by Venable LLP.

EXPERTS

The consolidated financial statements of Chicago Atlantic Real Estate Finance, Inc. as of March 31, 2021 have been audited by BDO USA LLP, independent registered public accounting firm, as set forth in their report therein, and has been included herein. Such consolidated financial statements are included herein in reliance upon such report, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above. We also maintain a website at www.chicagoatlanticcredit.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Chicago Atlantic Real Estate Finance, Inc.

Chicago, IL

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Chicago Atlantic Real Estate Finance, Inc. (the “Company”) as of March 31, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2021.

Chicago, Illinois

August 9, 2021, except for the changes and additions related to the stock split described in Note 5, as to which the date is October 26, 2021.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
AUDITED BALANCE SHEET
AS OF MARCH 31, 2021

March 31, 2021
Assets
Cash	$100,000
Total assets	$100,000

Stockholders’ equity
Common stock, par value $0.01 per share, 1,000,000 shares authorized at March 31, 2021 and 6,427 shares issued and outstanding at March 31, 2021	$64
Additional paid-in-capital	99,936
Total stockholders’ equity	$100,000

CHICAGO ATLANTIC Real Estate finance, Inc.
NOTES TO THE FINANCIAL STATEMENT
MARCH 31, 2021

1.      Organization and Description of Business

Chicago Atlantic Real Estate Finance, Inc., (the “Company”, “we”, or “our”), was incorporated in the state of Maryland on March 30, 2021. Pursuant to the Company’s articles of incorporation, the Company is authorized to issue up to 1,000,000 shares of common stock. As of March 31, 2021, the Company has not commenced operations.

2.      Formation of the Company and Initial Public Offering

The Company intends to conduct an initial public offering of shares of its common stock (the “IPO”). Before the completion of the IPO, the Company intends to engage in a series of transactions intended to establish its operating structure and capital formation (the “Formation Transaction”), through which it will acquire a portfolio of senior secured loans and other real estate related assets (the “Initial Portfolio”), that are currently owned by affiliated entities (the “Contribution Group”). The Company intends to enter into a contribution agreement with the members of the Contribution Group through which the Contribution Group will contribute all or a portion of their interest in the Initial Portfolio in exchange for shares of common stock in the Company.

The Company’s investment objective is to create a diversified portfolio of income-producing debt investments that will enable it to provide attractive, risk-adjusted returns for stockholders over time, primarily through consistent current income distributions and secondarily, through capital appreciation. The Company intends to achieve this objective by originating, structuring and investing in first mortgage loans and alternative structured financings secured by commercial real estate properties. The Initial Portfolio is comprised solely of senior loans to state-licensed operators in the cannabis space, secured by real estate, equipment, receivables, licenses or other assets of the loan parties to the extent permitted by applicable laws and regulations governing such loan parties. The Company intends to grow the size of its portfolio by continuing its track record of capitalizing on these opportunities.

The Company intends to qualify as a real estate investment trust (a “REIT”) for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ending December 31, 2021.

On May 1, 2021, the Company entered into a Management Agreement (the “Management Agreement”) with Chicago Atlantic REIT Manager, LLC (the “Manager”), a Delaware limited liability company. Pursuant to the Management Agreement, the Manager manages the Company’s day-to-day operations.

3.      Summary of Significant Accounting Policies

Basis of Accounting

The accompany financial statement is presented in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of the financial statement in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the financial statement and the amounts of revenues and expenses during the reporting periods presented. Actual amounts realized or paid could differ from those estimates.

Cash

Cash includes funds on hand and is not subject to Federal Deposit Insurance Corporation (“FDIC”) insured protections. Cash and short-term investments with an original maturity of three months or less when acquired are considered cash equivalents for the purpose of the balance sheet. The Company had no cash equivalents as of the balance sheet date.

CHICAGO ATLANTIC Real Estate finance, Inc.
NOTES TO THE FINANCIAL STATEMENT
MARCH 31, 2021

3.      Summary of Significant Accounting Policies (cont.)

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability. We disclose the fair value of our financial assets and liabilities based on observable market information where available or on market participant assumptions. These assumptions are subjective in nature and involve matters of judgment, and therefore fair values cannot always be determined with precision. When determining fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are as follows:

•        Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•        Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•        Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, a loan’s level is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument being measured. This includes instruments that are valued using “bid” and “ask” prices obtained from independent third-party pricing services or directly from brokers.

GAAP requires disclosure of fair value information about financial and nonfinancial assets and liabilities, whether or not recognized in the financial statements, for which it is practical to estimate the value. In cases where quoted market prices are not available, fair values are based upon the application of discount rates to estimated future cash flows using market yields, or other valuation methodologies. Any changes to the valuation methodology will be reviewed by the Company’s management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while the Company anticipates that the valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial and nonfinancial assets and liabilities could result in a different estimate of fair value at the reporting date. The Company uses inputs that are current as of the measurement date, which may fall within periods of market dislocation, during which price transparency may be reduced.

The carrying values of our current financial assets approximate fair values.

Recent Accounting Pronouncements

As of March 31, 2021, there are no recent accounting pronouncements that have been issued that are expected to have a significant impact on the Company’s financial statements.

CHICAGO ATLANTIC Real Estate finance, Inc.
NOTES TO THE FINANCIAL STATEMENT
MARCH 31, 2021

4.      Stockholders’ Equity

Common Stock

In connection with its organization, on March 31, 2021, the Company issued 6,427 shares of common stock in exchange for $100,000 in a private offering exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. A personal check was received, but was not deposited until April 2021, as a bank account was not yet opened. As of March 31, 2021, the Company had 1,000 shares authorized, of which one was issued and outstanding.

5.      Subsequent Events

Management has evaluated the impact of all subsequent events relating to the Company through August 9, 2021, the date the financial statement was issued, and determined that there are no other subsequent events to report, other than those disclosed below.

Formation Transaction

On April 1, 2021, the assets and liabilities constituting the Initial Portfolio were contributed at fair value. The loans comprising the Initial Portfolio were valued using the income approach. The income approach utilizes a discounted cash flow method to arrive at the present value of the expected future cash flows. The future cash flows were projected based on the terms of the loans, including interest rates, current balances and servicing fees. The future cash flows depend substantially on various other assumptions such as prepayment rates, prepayment charges, default rates, expected loss given default (severity), and other inputs. The forecasted cash flows were discounted using a rate negotiated with the Contribution Group, which the Company believes is a rate that market participants would use. The fair values of the contributed cash and accrued interest approximated their carrying values because of the short-term nature of these instruments. The fair values of the contributed assets described above were agreed upon by the Contribution Group and used to determine the number of shares of common stock issued. Any purchase premiums or discounts will be amortized over the expected life of the investment.

As a result of the Formation Transaction, the Company acquired loans at amortized cost and cash of $9,802,024 and $97,976, respectively, from affiliates of the Manager in exchange for issuance of 635,194 shares of common stock.

The following table shows the par values, fair values and purchase premiums (discounts) of the Initial Portfolio as of April 1, 2021:

	Par value	Amortized Cost	Premium (Discount)
Assets
Cash	$97,976	$97,976	$—
Loans, held-for-investment, net	9,883,211	9,802,024	$(81,186)
Total contributions	$9,981,186	$9,900,000	$(81,186)

Acquisition of Loans from Related Parties

From April 15, 2021 to June 30, 2021, the Company also acquired loans at fair value of $7,627,513 from affiliates of the Manager in exchange for issuance of 495,583 shares of common stock, as well as cash contributions of $31,217,500 to fund loans in exchange for 2,006,349 shares of common stock.

On May 1, 2021, the Company acquired 100% of Chicago Atlantic Lincoln, LLC (“CAL”) from an affiliate of the Manager in exchange for issuance of 481,259 shares of the Company’s common stock. The Company accounted for the transaction as an asset acquisition pursuant to ASC 805-50 rather than as a business combination.

CHICAGO ATLANTIC Real Estate finance, Inc.
NOTES TO THE FINANCIAL STATEMENT
MARCH 31, 2021

5.      Subsequent Events (cont.)

Substantially all of the fair value of the assets acquired are concentrated in a group of similarly identifiable loan assets, and as such, do not constitute a business as defined by ASC 805-10-55. The subsidiary is consolidated into the Company’s consolidated financial statements, and the loans held by the subsidiary are valued at amortized cost, which was $7.5 million as of June 30, 2021.

Management Agreement

On May 1, 2021, the Company entered into the Management Agreement with the Manager. Pursuant to the Management Agreement, the Manager manages the Company’s day-to-day operations.

Payment of Dividend

On June 30, 2021, the Company declared a cash dividend of $0.29 per share of its common stock, relating to the period since its inception through the second quarter of 2021, which was paid on July 15, 2021 to stockholders of record as of the close of business on June 30, 2021. The total amount of the cash dividend payment was approximately $1,068,551.

Credit Facility

On May 1, 2021, the Company, through its wholly-owned consolidated subsidiary, CAL, entered into a secured revolving credit facility (the “Revolving Loan”). The Revolving Loan has an aggregate borrowing base of up to $10,000,000 and bears interest, payable in cash in arrears, at a per annum rate equal to the greater of (x) Prime Rate plus the Applicable Margin and (y) 4.75%. The maturity date of the Revolving Loan is the earlier of (i) February 12, 2023 and (ii) the date on which the Revolving Loan is terminated pursuant to terms in the Revolving Loan agreement. Through the date the financial statement was issued, the Company has not borrowed against the Revolving Loan.

Stock-Split

On October 21, 2021, the Company effected a 6,427-for-one stock split of its common stock for all shareholders of record as of October 21, 2021. All share and earnings per share information have been retroactively adjusted to reflect the stock split.

With respect to our consolidated financial statements for the period from March 30, 2021 to March 31, 2021, the effect of the stock split was recognized retroactively in the stockholders’ equity accounts in the Balance Sheet, and in all share data in the Notes to the Financial Statement.

Chicago Atlantic Real Estate Finance, Inc.
Unaudited Consolidated Balance Sheet
As of September 30, 2021 and March 31, 2021

	September 30, 2021	March 31, 2021
Assets
Loans held for investment, net	$127,123,164	$—
Cash	8,741,907	100,000
Interest receivable	517,026	—
Other assets	528,444	—
Other receivables	13,868	—
Total Assets	$136,924,409	$100,000

Liabilities
Interest reserve	$6,590,885	$—
Escrow payable	800,000	—
Related party payable	683,842	—
Accounts payable and accrued expenses	159,048	—
Total Liabilities	8,233,775	—
Commitments and contingencies (Note 7)

Stockholders’ equity
Common stock, par value $0.01 per share, 100,000,000 shares authorized and 8,040,422 shares issued and outstanding at September 30, 2021. Common stock, par value $0.01 per share, 100,000,000 shares authorized and 6,427 shares issued and outstanding at March 31, 2021	80,404	64
Additional paid-in-capital	124,542,709	99,936
Accumulated earnings	4,067,521	—
Total stockholders’ equity	128,690,634	100,000
Total liabilities and stockholders’ equity	$136,924,409	$100,000

Chicago Atlantic Real Estate Finance, Inc.
Unaudited Consolidated Statement of Operations
For the period from April 1, 2021 to September 30, 2021

For the period from April 1, 2021 to September 30, 2021
Revenues
Interest income	$5,295,812
Total revenues	5,295,812

Expenses
Organizational expense	104,290
Amortization of deferred debt issuance costs	41,918
General and administrative expense	13,532
Total expenses	159,740

Net Income before income taxes	5,136,072
Income tax expense	—
Net Income	$5,136,072

Earnings per common share:
Basic earnings per common share (in dollars per share)	$1.40

Weighted average number of common shares outstanding:
Basic weighted average shares of common stock outstanding (in shares)	3,658,310

Chicago Atlantic Real Estate Finance, Inc.
Unaudited Consolidated Statement of Equity
For the period from April 1, 2021 to September 30, 2021

	Common Stock		Additional Paid-In-Capital	Accumulated Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance at April 1, 2021	6,427	$64	$99,936	$—	$100,000
Issuance of common stock	8,033,995	80,340	124,442,773	—	124,523,113
Dividends on common shares ($0.29 per share)	—	—	—	(1,068,551)	(1,068,551)
Net income	—	—	—	5,136,072	5,136,072
Balance at September 30, 2021	8,040,422	$80,404	$124,542,709	$4,067,521	$128,690,634

Chicago Atlantic Real Estate Finance, Inc.
Unaudited Consolidated Statement of Cash Flows
For the period from April 1, 2021 to September 30, 2021

Period from April 1, 2021 to September 30, 2021
Operating activities
Net income	$5,136,072

Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of deferred loan origination fees and other discounts	(276,838)
Payment-in-kind interest	(278,079)
Amortization of deferred debt issuance costs	41,918

Changes in operating assets and liabilities:
Interest receivable	(517,026)
Other assets	(84,384)
Other receivables	(13,868)
Interest reserve	6,590,885
Escrow payable	800,000
Related party payable	683,842
Accounts payable and accrued expenses	159,048
Net cash provided by operating activities	12,241,570

Cash flows from investing activities
Issuance of and fundings of loans	(104,174,344)
Principal repayment of loans	9,582,613
Net cash used in investing activities	(94,591,731)

Cash flows from financing activities
Issuance of common stock	92,546,597
Dividends paid	(1,068,551)
Payment of deferred offering costs	(485,978)
Net cash provided by financing activities	90,992,068

Change in cash	8,641,906
Cash, beginning of period	100,000
Cash, end of period	$8,741,906

Supplemental disclosure of non-cash financing and investing activity
Loans acquired for issuance of shares of common stock	$31,976,516
Interest reserve withheld from funding of loan	$7,501,842

Supplemental information:
Interest paid during the period	$—
Income taxes paid during the period	$—

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

1.      ORGANIZATION AND DESCRIPTION OF BUSINESS

Chicago Atlantic Real Estate Finance, Inc., and subsidiary (collectively the “Company”, “we”, or “our”), is a newly formed commercial mortgage real estate investment trust (“REIT”) incorporated in the state of Maryland on March 30, 2021. The Company intends to elect to be treated as a REIT for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ending December 31, 2021.

The Company intends to conduct an initial public offering of its common stock (the “IPO”). Following our formation, the Company engaged in a series of transactions through which it acquired an initial portfolio of senior secured loans and other real estate related assets (the “Initial Portfolio”), that were previously held by affiliated entities (the “Contribution Group”) of Chicago Atlantic Group, LLC (our “Sponsor”). On April 1, 2021, the Company entered into a contribution assignment and acceptance agreement with the members of the Contribution Group through which the Contribution Group contributed all or a portion of their interest in the Initial Portfolio in exchange for common stock in the Company.

The Company’s primary investment objective is to provide attractive, risk-adjusted returns for stockholders over time, primarily through consistent current income (dividends and distributions) and secondarily, through capital appreciation. The Company intends to achieve this objective by originating, structuring and investing in first mortgage loans and alternative structured financings secured by commercial real estate properties. The Initial Portfolio is comprised solely of senior loans to state-licensed operators in the cannabis industry, secured by real estate, equipment, receivables, licenses or other assets of the borrowers to the extent permitted by applicable laws and regulations governing such borrowers.

The Company is externally managed by Chicago Atlantic REIT Manager, LLC (the “Manager”), a Delaware limited liability company, pursuant to the terms of the management agreement dated May 1, 2021, which extends for a three-year initial term set to expire on April 30, 2024 (the “Management Agreement”), by and among the Company and the Manager. After the initial term, the management agreement is automatically renewed for one-year periods unless the Company or the Manager elects not to renew in accordance with the terms of the Management Agreement. The Manager conducts substantially all of the Company’s operations and provides asset management services for its real estate investments. All of the Company’s investment decisions are made by the investment committee of the Manager, subject to oversight by the Company’s board of directors (the “Board”). The Manager is wholly-owned by our Sponsor.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Our consolidated financial statements present the financial position, results of operations, and cash flows of Chicago Atlantic Real Estate Finance, Inc., and its wholly owned consolidated subsidiary, Chicago Atlantic Lincoln, LLC (“CAL”). All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements reflect all adjustments and reclassifications that, in the opinion of management, are necessary for the fair presentation of the Company’s results of operations and financial condition as of and for the period presented.

The interim results for the period ended September 30, 2021, are not necessarily indicative of the results to be expected for the year ending December 31, 2021, or for any future periods.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates include current expected credit losses and valuation of investments, if applicable.

Cash

Cash includes deposits with financial institutions, including demand deposits with financial institutions. The Company’s cash held with financial institutions may at times exceed the Federal Deposit Insurance Corporation (“FDIC”) insured limits. Cash and short-term investments with an original maturity of three months or less when acquired are considered cash for the purpose of the balance sheet and statement of cash flows.

Concentration of Credit Risks

Financial instruments that may subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, loans and interest receivable. The Company and the Manager seek to manage this credit risk by monitoring the financial institutions and their ability to continue in business for the foreseeable future.

The Company has exposure to credit risk on its loans and interest receivable. The Company and the Manager seek to manage credit risk through robust portfolio monitoring and performing due diligence prior to origination or acquisition and through the use of non-recourse financing, when and where available and appropriate.

Organizational expenses

Costs associated with the organization of the Company are expensed as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.

Offering Costs

Costs associated with the offering of common shares of the Company including, but not limited to; legal, accounting, printing, and filing fees, including audit fees incurred directly related to the offering. Such costs are capitalized as incurred and are included in Other assets in the consolidated balance sheet as of September 30, 2021. Deferred offering costs will be charged to additional paid-in-capital upon the completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred offering costs are included in Other assets within the consolidated balance sheet in the amount of $485,978 as of September 30, 2021.

Investments in Loans

The Company originates commercial real estate (“CRE”) loans and related debt instruments that it has both the intent and ability to hold for the foreseeable future, so they are classified as held for investment.

Loans that are held-for-investment are carried at their aggregate outstanding face amount, net of applicable (i) unamortized origination or acquisition premium and discounts, (ii) unamortized deferred fees and other direct loan origination costs, (iii) valuation allowance for credit losses and (iv) write-downs of uncollectible loans. The Company uses a method which approximates the effective interest method to amortize origination or acquisition premiums and discounts and deferred fees or other direct loan origination costs.

Once the Company decides to sell loans, they are transferred to held-for-sale and carried at the lower of cost or fair value.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s loans are primarily collateralized by real estate, equipment, licenses and/or other collateral assets of borrowers. The extent of any credit deterioration associated with the performance and/or value of the underlying collateral property and the financial and operating capability of the borrower could impact the expected amounts received. The Company monitors performance of its portfolio of loans held for investment under the following methodology: (1) borrower review, which evaluates each borrower’s ability to execute its business plan, reviews its financial condition including consideration of interest and principal payment history, assesses any alleged actual, threatened, or pending litigation; (2) economic review, which contemplates the value of underlying collateral (i.e. leasing performance, unit sales and cash flow of the collateral and its ability to cover debt service, as well as the residual loan balance at maturity); (3) property review, which considers current environmental risks, changes in insurance costs or coverage, current site visibility, capital expenditures and market perception; and (4) market review, which analyzes the collateral from a supply and demand perspective of similar property types, as well as from a capital markets perspective. Changes in other observable market data may be utilized in determining the immediate recognition of expected credit losses over the life of financial instruments.

Loans are generally placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is generally reversed against interest income in the period the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding the borrower’s ability to make pending principal and interest payments. Non-accrual loans are restored to accrual status when principal and interest payments are brought current, the borrower demonstrates sustained repayment performance, or the loan becomes well secured and is in the process of collection. The Company may make exceptions to placing a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Current Expected Credit Losses

The Company measures current expected credit losses (“CECL”) for loans held for investment based on Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments– Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13). The Company early adopted ASU 2016-13 at formation, which introduces a new credit loss methodology which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” methodology for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This method replaces the multiple existing impairment methods in current U.S. GAAP, which generally require a loss be incurred before it is recognized.

The Company estimates its CECL reserve primarily using the Weighted Average Remaining Maturity (“WARM”) method. The WARM method requires reference to historic loss data taking into consideration expected economic conditions over the relevant timeframe. The Company applies the WARM method for its loan portfolio, which loans share similar risk characteristics. Application of the WARM method to estimate a CECL reserve requires judgment, including (i) the appropriate historical loan loss reference data, (ii) the expected funding timing and amount of unfunded commitments and repayments of current loans, and (iii) the current credit quality of the Company’s loan portfolio and expectations of performance and market conditions over the relevant time period.

To estimate the historic loan losses relevant to the Company’s portfolio, the Company reviewed its historical loan performance, which includes zero realized loan losses since the inception of its operations. In addition, the Company reviews each loan on a quarterly basis and evaluates the borrower’s ability to pay the monthly interest, the borrower’s likelihood of executing the original exit strategy, as well as the loan-to-value (LTV) ratio. In considering the potential current expected credit loss relating to the Company’s investments, it considered the value of the collateral including real estate value, license collateral, and personal or corporate guarantees, among other collateral types. In considering the impact on the current expected credit losses, the Company determined whether

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the LTV ratio as of the balance sheet date, indicates that expected credit losses are probable. Additionally, the Company analyzed its repayment history, noting it has limited “true” operating history, since the incorporation date of March 30, 2021. Therefore; the third quarter ended September 30, 2021 was the second quarter of operations for the Company. However; the Company’s sponsor, Chicago Atlantic Group, LLC, has had operations for the past two fiscal years and has made investments in similar loans, that have similar characteristics including; interest rate, collateral coverage, guarantees, and prepayment/make whole provisions. The Sponsor has experienced prepayment on six loans since its inception history, and in no such case was an event of loss experienced. Given the similarity of the structuring of the credit agreements for the loans in the Company’s portfolio, management considered it appropriate to evaluate the past prepayment history of loans originated by the Sponsor in determining whether a CECL reserve shall be recorded.

We continuously evaluate the credit quality of each loan by assessing the risk factors of each loan and assigning a risk rating based on a variety of factors. Risk factors include property type, geographic and local market dynamics, physical condition, projected cash flow, loan structure and exit plan, loan-to-value ratio, fixed charge coverage ratio, project sponsorship, and other factors deemed necessary. Based on a 5-point scale, our loans are rated “1” through “5,” from less risk to greater risk, which ratings are defined as follows:

Rating	Definition
1	Outperform — Materially exceeds performance metrics included in original or current credit underwriting and business plan.
2	Exceeds Expectations — Collateral and business performance exceeds substantially all performance metrics included in original or current credit underwriting and business plan.
3	Satisfactory — Collateral and business performance meets, or is on track to meet underwriting expectations; business plan is met or can reasonably be achieved.
4

Underperformance — Collateral performance falls short of underwriting, material differences from business plans, defaults may exist, or may soon exist absent material improvement. Risk of recovery of interest exists.

5

Impaired/Default — Performance is significantly worse than underwriting with major variances from business plan observed. Loan covenants or financial milestones have been breached; exit from loan or refinancing is uncertain. Full recovery of principal is unlikely.

The risk ratings are primarily based on historical data and current conditions as well as taking into account future economic conditions.

As of September 30, 2021, the carrying value of loans held for investment, net within each risk rating by year of origination is as follows:

Risk Rating	2021	Total
1	$119,179,374	$119,179,374
2	$7,943,790	$7,943,790
3	—	—
4	—	—
5	—	—
Total	$127,123,164	$127,123,164

Based on these analyses, the Company has determined that as of September 30, 2021, no allowance for credit losses is required due to low LTV ratios and high fixed charge coverage ratios. Failure to properly measure an allowance for credit losses could result in the overstatement of earnings and the carrying value of the loans receivable. Actual losses, if any, could differ significantly from estimated amounts.

Accrued interest receivable on loans receivable is excluded from the estimate of credit losses.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability. The Company discloses the fair value of its financial assets and liabilities based on observable market information where available or on market participant assumptions. These assumptions are subjective in nature and involve matters of judgment and, therefore, fair values cannot always be determined with precision. When determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The three levels of the fair value hierarchy are as follows:

•        Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•        Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•        Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

If inputs used to measure fair value fall into different levels of the fair value hierarchy, a loan’s level is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument being measured. This includes instruments that are valued using “bid” and “ask” prices obtained from independent third-party pricing services or directly from brokers.

GAAP requires disclosure of fair value information about financial and nonfinancial assets and liabilities, whether or not recognized in the financial statements, for which it is practical to estimate the value. In cases where quoted market prices are not available, fair values are based upon the application of discount rates to estimated future cash flows using market yields, or other valuation methodologies. Any changes to the valuation methodology will be reviewed by the Company’s management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while the Company anticipates that the valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial and nonfinancial assets and liabilities could result in a different estimate of fair value at the reporting date. The Company uses inputs that are current as of the measurement date, which may fall within periods of market dislocation, during which price transparency may be reduced.

The fair value of loans held for investment is discussed in Note 3. Excluding the aforementioned assets, the carrying values of our current financial assets and current financial liabilities approximate fair values.

Debt Issuance Costs

Debt issuance costs under the Company’s indebtedness are capitalized and amortized using a method which approximates the effective interest method over the term of the respective debt instrument. Unamortized debt issuance costs are subsequently expensed if the associated debt is repaid prior to maturity. Amortization of debt issuance costs is included within operating expenses in the Company’s statements of operations. For the period from April 1, 2021 to September 30, 2021, the Company incurred debt issuance costs of $42,466 that are capitalized within other assets on the Company’s consolidated balance sheet.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Formation Transaction

The Company commenced operations on April 1, 2021. The assets and liabilities constituting the Initial Portfolio were contributed at amortized cost on April 1, 2021 (the “Formation Transaction”). The loans comprising the Initial Portfolio were valued using the income approach. The income approach utilizes a discounted cash flow method to arrive at the present value of the expected future cash flows. The future cash flows were projected based on the terms of the loans including interest rates, current balances and servicing fees. The future cash flows depend substantially on various other assumptions such as prepayment rates, prepayment charges, default rates, expected loss given default (severity), and other inputs. The forecasted cash flows were discounted using a rate negotiated with the Contribution Group, which the Company believes is a rate that market participants would use. The fair values of the contributed cash and accrued interest approximated their carrying values because of the short-term nature of these instruments. The fair values of the contributed assets described above were agreed upon by the Contribution Group and used to determine the number of shares of common stock issued. Any purchase premiums or discounts are amortized over the expected life of the investment.

The following table shows the par values, amortized cost and purchase premiums (discounts) of the Initial Portfolio as of April 1, 2021:

	Par value	Amortized Cost	Premium (Discount)
Assets
Cash	$97,976	$97,976	$—
Loans, held-for-investment, net	9,883,211	9,802,024	$(81,186)
Total contributions	$9,981,186	$9,900,000	$(81,186)

Acquisition Accounting

The Company accounts for the acquisitions of the Initial Portfolio and other loans acquired during the period ended September 30, 2021 as asset acquisitions pursuant to ASC 805-50 rather than as business combinations. Substantially all of the fair value of the assets acquired are concentrated in a group of similarly identifiable loan assets, and as such, do not constitute businesses as defined by ASC 805-10-55. The investments were contributed to the Company in non-cash transactions including the Formation Transaction described above and the cost was determined based on the amortized cost of the assets acquired.

Revenue Recognition

Interest income is recognized on an accrual basis and is reported as an interest receivable until collected. Interest income is accrued based on the outstanding principal amount and the contractual terms of the debt investment. Interest income is no longer accrued and interest receivable is written off when deemed uncollectible. Original issue discount (“OID”), market discounts or premiums, and loan amendment fees for minor modifications (collectively, “Net Loan Fees”) are recorded as an adjustment to the amortized cost of the investment, and accreted or amortized as an adjustment to interest income over the initial term of the respective debt investment using a method that approximates the effective interest method. When the Company receives a loan principal payment, the unamortized Net Loan Fees related to the paid principal is accelerated and recognized in interest income.

Delayed draw loans may earn interest or unused fees on the undrawn portion of the loan, which is recognized as interest income in the period earned. Other fees, including prepayment fees and exit or success fees, are recognized as interest income when received.

Certain of the Company’s loans contain a payment-in-kind interest income provision (“PIK interest”). The PIK interest, computed at the contractual rate specified in the applicable loan agreement, is added to the principal balance of the investment, rather than being paid in cash, and is generally collected upon repayment of

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the outstanding principal. Recognition of PIK interest includes assessments of collectability and may discontinue accrual of interest income, including PIK interest, when there is reasonable doubt that the interest income will be collected. To maintain the Company’s status as a REIT, and/or to avoid incurring an excise tax, accrued income such as this may need to be distributed to stockholders in the form of dividends for the year earned, even though the Company has not yet collected the cash.

Interest Reserves

The Company utilizes interest reserves on certain loans to satisfy future interest payments. Such reserves are established at the time of loan origination. The interest reserve represents a deposit received from the borrower for future loan interest payments. It is recorded as a liability as it represents unearned interest revenue. The interest reserve is relieved when the interest on the loan is earned and interest income is recorded in the period when the interest is earned in accordance with the credit agreement. The interest payment is deducted from the interest reserve deposit balance when the interest payment is due.

The decision to establish a loan-funded interest reserve is made during the underwriting process and considers the feasibility of the project, the creditworthiness and expertise of the borrower, and the debt coverage provided by the real estate and other pledged collateral.

It is the Company’s policy to recognize income for this interest component as long as the borrower is progressing as originally projected and if there has been no deterioration in the financial standing of the borrower or the underlying project. The Company’s standard policies for interest income recognition are applied to all loans, including those with interest reserves.

Expenses

Interest expense, in accordance with the Company’s financing agreements, is recorded on the accrual basis. General and administrative expenses are expensed as incurred.

Income Taxes

The Company is a Maryland corporation and intends to elect to be taxed as a REIT under the Code, commencing with its taxable year ending December 31, 2021. The Company believes that its method of operations will enable it to qualify as a REIT. However, no assurances can be given that the Company’s beliefs or expectations will be fulfilled, since qualification as a REIT depends on the Company satisfying numerous asset, income and distribution tests which depends, in part, on the Company’s operating results.

To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that the Company distributes annually to its stockholders at least 90% of the Company’s REIT taxable income prior to the deduction for dividends paid. To the extent that the Company distributes less than 100% of its REIT taxable income in any tax year (taking into account any distributions made in a subsequent tax year under Sections 857(b)(9) or 858 of the Code), the Company will pay tax at regular corporate rates on that undistributed portion. Furthermore, if the Company distributes less than the sum of 1) 85% of its ordinary income for the calendar year, 2) 95% of its capital gain net income for the calendar year, and 3) any undistributed shortfall from its prior calendar year (the “Required Distribution”) to its stockholders during any calendar year (including any distributions declared by the last day of the calendar year but paid in the subsequent year), then it is required to pay a non-deductible excise tax equal to 4% of any shortfall between the Required Distribution and the amount that was actually distributed. The 90% distribution requirement does not require the distribution of net capital gains. However, if the Company elects to retain any of its net capital gain for any tax year, it must notify its stockholders and pay tax at regular corporate rates on the retained net capital gain. The stockholders must include their proportionate share of the retained net capital gain in their taxable income for the tax year, and they are deemed to have paid the REIT’s tax on their proportionate share of the retained capital gain and receive an income tax credit for such amount.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Furthermore, such retained capital gain may be subject to the nondeductible 4% excise tax. If it is determined that the Company’s estimated current year taxable income will be in excess of estimated dividend distributions (including capital gain dividend) for the current year from such income, the Company accrues excise tax on estimated excess taxable income as such taxable income is earned. The annual expense is calculated in accordance with applicable tax regulations.

FASB ASC Topic 740, Income Taxes (“ASC 740”), prescribes a recognition threshold and measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has analyzed its various federal and state filing positions and believes that its income tax filing positions and deductions are well documented and supported as of September 30, 2021. Based on the Company’s evaluation, there is no reserve for any uncertain income tax positions. Accrued interest and penalties, if any, are included within other liabilities in the balance sheets.

Earnings per Share

The Company calculates basic earnings/(loss) per share by dividing net income/(loss) allocable to common stockholders for the period by the weighted average shares of common stock outstanding for that period. Diluted earnings/(loss) per share takes into effect any dilutive instruments, except when doing so would be anti-dilutive. As of September 30, 2021, there were no dilutive instruments. See Note 9 included in these consolidated financial statements for the earnings per share calculations.

Recent Accounting Pronouncements

As of September 30, 2021, there are no recent accounting pronouncements that have been issued that are expected to have a significant impact on the Company’s consolidated financial statements.

3.      LOANS HELD FOR INVESTMENT, NET

As of September 30, 2021, the Company’s portfolio included fifteen loans held at amortized cost. The aggregate originated commitment under these loans was approximately $172.6 million and outstanding principal was approximately $129.2 million as of September 30, 2021. During the period from April 1, 2021 to September 30, 2021, the Company funded approximately $106.0 million of outstanding principal in addition to approximately $32.6 million of outstanding principal contributed from affiliates of our Manager (see Note 6). As of September 30, 2021, the Company did not have any loans held for investment with floating interest rates tied to the London Inter-bank Offered Rate (“LIBOR”). As of September 30, 2021, the Company had ten floating rate loans that pay interest at the prime rate plus an applicable margin, and were subject to a prime rate floor of 3.25%.

The following tables summarize the Company’s loans held for investment as of September 30, 2021:

	Outstanding Principal(1)	Original Issue Discount	Carrying Value(1)	Weighted Average Remaining Life (Years)(2)
Senior Term Loans	$129,238,217	$(2,115,053)	$127,123,164	2.3
Total loans held at carrying value	$129,238,217	$(2,115,053)	$127,123,164	2.3

____________

(1)      The difference between the Carrying Value and the Outstanding Principal amount of the loans consists of unaccreted original issue discount

(2)      Weighted average remaining life is calculated based on the carrying value of the loans as of September 30, 2021

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

3.      LOANS HELD FOR INVESTMENT, NET (cont.)

The following table presents changes in loans held at carrying value as of and for the period from April 1, 2021 to September 30, 2021:

	Principal	Original Issue Discount	Carrying Value
Loans at April 1, 2021	$—	$—	$—
Loans contributed	32,589,907	(613,391)	31,976,516
New fundings	105,952,844	(1,778,500)	104,174,344
Principal repayment of loans	(9,582,613)	—	(9,582,613)
Accretion of original issue discount	—	276,838	276,838
PIK Interest	278,079	—	278,079
Total loans at carrying value at September 30, 2021	$129,238,217	$(2,115,053)	$127,123,164

A more detailed listing of the Company’s loans held at carrying value portfolio based on information available as of September 30, 2021 is as follows:

Loan	Location	Outstanding Principal(1)	Original Issue Premium/ (Discount)	Carrying Value(1)	Interest Rate		Maturity Date(2)	Payment Terms(3)
1	Various	25,005,000	(578,610)	24,426,390	10.63	%(4)	5/30/2023	I/O
2	Maryland	20,000,000	(600,000)	19,400,000	14.00	%(5)	9/30/2024	I/O
3	Pennsylvania	15,033,750	—	15,033,750	17.00	%(6)	6/30/2024	P/I
4	Various	15,015,836	(217,248)	14,798,588	14.00	%(7)	8/30/2024	P/I
5	Michigan	9,975,167	(66,957)	9,908,210	13.25	%(8)	3/31/2022	P/I
6	Pennsylvania	8,111,700	—	8,111,700	18.00	%(9)	5/31/2025	P/I
7	Arizona	7,943,790	—	7,943,790	16.00	%(10)	4/28/2023	P/I
8	West Virginia	7,460,208	(184,804)	7,275,404	14.50	%(11)	9/1/2024	P/I
9	Various	7,420,805	(356,268)	7,064,537	16.38	%(12)	3/31/2024	P/I
10	Michigan	4,500,000	(9,551)	4,490,449	12.25%		2/20/2024	P/I
11	Pennsylvania	3,103,750	(96,450)	3,007,300	14.25%		9/30/2023	P/I
12	Illinois	3,100,000	(29,459)	3,070,541	17.00%		3/22/2022	I/O
13	Massachusetts	1,500,000	—	1,500,000	15.50%		4/28/2023	P/I
14	Michigan	597,500	24,295	621,795	15.00%		12/31/2022	P/I
15	Michigan	470,711	—	470,711	13.80%		9/30/2021	P/I
Total loans held at carry value		$129,238,217	$(2,115,053)	$127,123,164

____________

(1)      The difference between the Carrying Value and the Outstanding Principal amount of the loans consists of unaccreted purchase discount, deferred loan fees and loan origination costs

(2)      Certain loans are subject to contractual extension options and may be subject to performance based or other conditions as stipulated in the loan agreement. Actual maturities may differ from contractual maturities stated herein as certain borrowers may have the right to prepay with or without paying a prepayment penalty. The Company may also extend contractual maturities and amend other terms of the loans in connection with loan modifications.

(3)      P/I = principal and interest. I/O = interest only. P/I loans may include interest only periods for a portion of the loan term.

(4)      The aggregate loan commitment to Loan #1 includes a $4.05 million initial advance which has an interest rate of 15.25% and a second advance of $21.0 million which has an interest rate of 9.75%. The statistics presented reflect the weighted average of the terms under both advances for the total aggregate loan commitment.

(5)      Base interest rate of 12% and PIK interest rate of 2%

(6)      Base interest rate of 14% and PIK interest rate of 3%

(7)      Base interest rate of 13% and PIK interest rate of 1%

(8)      The aggregate loan commitment to Loan #4 includes a $5.98 million initial advance which has an interest rate of P + 10.00% and a second advance of $4.0 million which has an interest rate of P + 10.00%. The statistics presented reflect the weighted average of the terms under both advances for the total aggregate loan commitment.

(9)      Base interest rate of 14% and PIK interest rate of 4%

(10)    Base interest rate of 14% and PIK interest rate of 2%

(11)    Base interest rate of 12.5% and PIK interest rate of 2%

(12)    Base interest rate of 13.625% and PIK interest rate of 2.75%

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

3.      LOANS HELD FOR INVESTMENT, NET (cont.)

As of September 30, 2021, all loans are current, and none have been placed on non-accrual status. The aggregate fair value of the Company’s loan portfolio was $127,519,106, with gross unrecognized holding gains of $395,942. The fair values, which are classified as Level 3 in the fair value hierarchy (see Note 2), are estimated using internally developed discounted cash flow models based on current market inputs for similar types of arrangements. The primary sensitivity in these models is based on the selection of appropriate discount rates. Fluctuations in these assumptions could result in different estimates of fair value.

4.      INTEREST RESERVE

At September 30, 2021, the Company had eight loans that included a loan funded interest reserve. As of September 30, 2021, $910,957 of interest income was recorded against the reserves.

The following table presents changes in interest reserves as of and for the period from April 1, 2021 to September 30, 2021:

For the period from April 1, 2021 to September 30, 2021
Initial reserves	$—
New reserves	$7,501,842
Reserves disbursed	$(910,957)
Total interest reserve	$6,590,885

5.      DEBT

In February, 2021, the Company’s wholly-owned consolidated subsidiary, CAL, entered into a secured revolving credit facility (the “Revolving Loan”). The Revolving Loan was assigned to the Company in connection with our acquisition of our financing subsidiary. The Revolving Loan has an aggregate borrowing base of up to $10,000,000 and bears interest, payable in cash in arrears, at a per annum rate equal to the greater of (x) Prime Rate plus 1.50% and (y) 4.75%. The Company incurred debt issuance costs of $100,000 related to the origination of the Revolving Loan, which were capitalized and are subsequently being amortized through maturity. As of September 30, 2021, unamortized debt issuance costs of $42,466 are recorded in Other Assets on the Consolidated Balance Sheet. The Revolving Loan does not incur any unused fees.

The maturity date of the Revolving Loan is the earlier of (i) February 12, 2023 and (ii) the date on which the Revolving Loan is terminated pursuant to terms in the Revolving Loan agreement. For the period from April 1, 2021 to September 30, 2021, neither the Company nor CAL borrowed against the Revolving Loan and therefore no interest expense was incurred for the period then ended.

6.      RELATED PARTY TRANSACTIONS

Management Agreement

Pursuant to the Management Agreement, the Manager will manage the loans and day-to-day operations of the Company, subject at all times to the further terms and conditions set forth in the Management Agreement and such further limitations or parameters as may be imposed from time to time by the Company’s Board.

The Manager will receive base management fees (the “Base Management Fee”) that are calculated and payable quarterly in arrears, in an amount equal to 0.375% of the Company’s Equity, determined as of the last day of each such quarter; reduced by an amount equal to 50% of the pro rata amount of origination fees earned and paid to the Manager during the applicable quarter for loans that were originated on the Company’s behalf by the Manager.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

6.      RELATED PARTY TRANSACTIONS (cont.)

In addition to the Base Management Fee, the Manager is entitled to receive incentive compensation (the “Incentive Compensation” or “Incentive Fees”) under the Management Agreement. Under the Management Agreement, the Company will pay Incentive Fees to the Manager based upon the Company’s achievement of targeted levels of Core Earnings. “Core Earnings” is defined in the Management Agreement as, for a given period means the net income (loss) for such period, computed in accordance with GAAP, excluding (i) non-cash equity compensation expense, (ii) the Incentive Compensation, (iii) depreciation and amortization, (iv) any unrealized gains or losses or other non-cash items that are included in net income for the applicable reporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income and (v) one-time events pursuant to changes in GAAP and certain non-cash charges, in each case after discussions between the Manager and the Independent Directors and approved by a majority of the Independent Directors.

The Manager has agreed to waive the base and incentive compensation for the period from May 1, 2021 through September 30, 2021.

The Company shall pay all of its costs and expenses and shall reimburse the Manager or its Affiliates for expenses of the Manager and its Affiliates paid or incurred on behalf of the Company, excepting only those expenses that are specifically the responsibility of the Manager pursuant to the Management Agreement.

The following table summarizes the related party costs incurred by the Company for the period ended September 30, 2021 and amounts payable to the Manager as of September 30, 2021.

	Incurred for the period from May 1, 2021 to September 30, 2021	Payable as of September 30, 2021
Affiliate Payments
Management fees	$319,541	$—
Less other fees earned and paid to the Manager	—	—
General and administrative expenses reimbursed to Manager	25,427	—
Total	$344,968	$—

Investments in Loans

From time to time, the Company may co-invest with other investment vehicles managed by its affiliates, in accordance with the Manager’s co-investment allocation policies. The Company is not obligated to provide, nor has it provided, any financial support to the other managed investment vehicles. As such, the Company’s risk is limited to the carrying value of its investment in any such loan. As of and for the period from April 1, 2021 to September 30, 2021, six of the Company’s loans were co-invested by affiliates of the Company.

During the period ended September 30, 2021, the Company advanced $20,000,000 to the Borrower of Loan #2. The Company noted that a member of our Sponsor is a voting board member to the Borrower of Loan #2, and we evaluated the nature of such transaction in accordance with the guidance set forth in FASB ASC Topic 850, Related Party Disclosures (“ASC 850”), noting no material conflict of interest.

Loans Acquired From Affiliates

As a result of the Formation Transaction, the Company acquired loans at amortized cost and cash of $9,802,024 and $97,976, respectively, from affiliates of the Manager in exchange for issuance of 635,194 shares of common stock.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

6.      RELATED PARTY TRANSACTIONS (cont.)

Subsequently, the Company also acquired loans at amortized cost of $15,115,029 from affiliates of the Manager in exchange for issuance of 971,443 shares of common stock, as well as cash contributions of $92,517,500 to fund loans in exchange for 5,946,100 shares of common stock.

Additionally, the Company acquired 100% of CAL from an affiliate of the Manager in exchange for issuance of 481,259 shares of common stock. The Company accounted for the transaction as an asset acquisition pursuant to ASC 805-50 rather than as a business combination. Substantially all of the fair value of the assets acquired are concentrated in a group of similarly identifiable loan assets, and as such, do not constitute a business as defined by ASC 805-10-55. The financial position and results of operations of CAL are consolidated into the consolidated financial statements of the Company. CAL held $10.8 million of loans held at carrying value as of September 30, 2021.

7.      COMMITMENTS AND CONTINGENCIES

Off-Balance Sheet Arrangements

Off-balance sheet commitments may consist of unfunded commitments on delayed draw loans. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured investment vehicles, special purpose entities or variable interest entities, established to facilitate off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities or entered into any commitment or intend to provide additional funding to any such entities. As of September 30, 2021, the Company had the following commitments to fund various existing loans.

As of September 30, 2021
Total original loan commitments	$172,557,048
Less: drawn commitments	(129,509,891)
Total undrawn commitments	$43,047,157

COVID-19 Pandemic

The spread of a novel strain of coronavirus (“COVID-19”) has caused significant business disruptions in the United States beginning in the first quarter of 2020 and has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns (subject to exceptions for certain “essential” operations and businesses). Over the course of the COVID-19 pandemic, medical cannabis companies have been deemed “essential” by 29 states administering shelter-in-place orders and adult use cannabis has been deemed “essential” in eight of those states. Consequently, the impact of the COVID-19 pandemic and the related regulatory and private sector response on our financial and operating results for the period ended September 30, 2021 was somewhat mitigated as all of our borrowers were permitted to continue to operate during this pandemic. Regardless, the full extent of the economic impact of the business disruptions caused by COVID-19 is uncertain. The outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving, and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including the regulated cannabis industry. Although some of these measures have been lifted or scaled back, a recent resurgence of COVID-19 in certain parts of the world, including the United States, has resulted in the re-imposition of certain restrictions and may lead to more restrictions to reduce the spread of COVID-19. The extent of any effect that

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

7.      COMMITMENTS AND CONTINGENCIES (cont.)

these disruptions may have on the operations and financial performance of the Company will depend on future developments, including possible impacts on the performance of the Company’s loans, general business activity, and ability to generate revenue, which cannot be determined.

Other Contingencies

The Company from time to time may be a party to litigation in the normal course of business. As of September 30, 2021, the Company is not aware of any legal claims that could materially impact its business, financial condition or results of operations.

The Company provides loans to established companies operating in the cannabis industry which involves significant risks, including the risk of strict enforcement of federal laws regarding the federal illegality of cannabis, and lack liquidity, and the Company could lose all or part of any of its investments.

The Company’s ability to grow or maintain its business depends on state laws pertaining to the cannabis industry. New laws that are averse to the Company’s portfolio companies may be enacted, and current favorable state or national laws or enforcement guidelines relating to cultivation, production and distribution of cannabis may be modified or eliminated in the future, which would impede the Company’s ability to grow and could materially adversely affect its business.

Management’s plan to mitigate risks include monitoring the legal landscape as deemed appropriate. Also, should a loan default or otherwise be seized, the Company may be prohibited from owning cannabis assets and thus could not take possession of collateral, in which case the Company would look to sell the loan, which may result in the Company realizing a loss on the transaction.

8.      STOCKHOLDERS’ EQUITY

Common Stock

During the period from April 1, 2021 to September 30, 2021, the Company issued 8,033,995 shares of its common stock pursuant to a transaction that was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. As of September 30, 2021, the Company has 100,000,000 shares authorized, of which 8,040,422 are issued and outstanding.

9.      EARNINGS PER SHARE

The following information sets forth the computations of basic earnings per common share for the period from April 1, 2021 to September 30, 2021:

Period from April 1, 2021 to September 30, 2021
Net income/(loss) attributable to common stockholders	$5,136,072
Divided by:
Basic weighted average shares of common stock outstanding	3,658,310
Basic earnings per common share	$1.40

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIOD FROM APRIL 1, 2021 TO SEPTEMBER 30, 2021

10.    INCOME TAX

The income tax provision for the Company was $0 for the period from April 1, 2021 to September 30, 2021.

For the period from April 1, 2021 to September 30, 2021, the Company incurred no expense for United Stated federal excise tax. If it is determined that the Company’ estimated current year taxable income will be in excess of estimated dividend distributions (including capital gain dividend) for the current year from such income, the Company accrues excise tax on estimated excess taxable income as such taxable income is earned. The annual expense is calculated in accordance with applicable tax regulations.

As of September 30, 2021, the Company does not have any unrecognized tax benefits and does not expect that to change in the next 12 months.

11.    DIVIDENDS AND DISTRIBUTIONS

On June 30, 2021, we declared a cash dividend of $0.29 per share of our common stock, relating to the period since its inception through the second quarter of 2021, which was paid on July 15, 2021 to stockholders of record as of June 30, 2021. The total amount of the cash dividend payment was approximately $1,068,551.

12.    SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through October 26, 2021, the date the consolidated financial statements were issued, and determined there are no subsequent events to report, other than those disclosed below.

Declaration and Payment of Dividend

On October 19, 2021, the Company declared a cash dividend of $0.51 per share of its common stock, relating to the third quarter of 2021, which was paid on October 20, 2021 to stockholders of record as of the close of business on September 30, 2021. The total amount of the cash dividend payment was approximately $4,067,521.

Stock-Split

On October 21, 2021, the Company effected a 6,427-for-one stock split of its common stock for all shareholders of record as of October 21, 2021. All share and earnings per share information have been retroactively adjusted to reflect the stock split.

With respect to the Company’s consolidated financial statements for the period from April 1, 2021 to September 30, 2021, the effect of the stock split was recognized retroactively in the stockholders’ equity accounts in the Consolidated Balance Sheet, and in all share data in the Consolidated Financial Statements.

Shares

JMP Securities

Compass Point

Oppenheimer & Co.

Lake Street
East West Markets

        , 2021

Through and including              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.     Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be Paid
SEC Registration Fee	$
FINRA filing fee
Nasdaq listing fee
Printing
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Total:	$

Item 32.     Sales to Special Parties.

On April 1, 2021, Chicago Atlantic Fund, LLC and Chicago Atlantic Fund QP, LLC, each of which is a Delaware limited liability company managed by an affiliate of Chicago Atlantic REIT Manager, LLC (the “Manager”), transferred to Chicago Atlantic Real Estate Finance, Inc. (the “Company”) all of their respective interests in five senior secured loans with a combined amortized cost, plus payment-in-kind interest and accrued interest thereon, of approximately $9.9 million in exchange for 99 shares of the Company’s common stock.

From April 15, 2021 to September 30, 2021, the Company acquired loans at amortized cost of $15,115,029 from affiliates of the Manager in exchange for issuance of 971,443 shares of the Company’s common stock, as well as cash contributions of $92,517,500 to fund loans in exchange for 5,946,100 shares of the Company’s common stock.

On May 1, 2021, the Company acquired 100% of a wholly owned financing subsidiary from an affiliate of the Manager in exchange for the issuance of 481,259 shares of the Company’s common stock. The subsidiary is consolidated into the Company’s consolidated financial statements, and the loans held by the subsidiary are valued at amortized cost, which was $10.8 million as of September 30, 2021.

Item 33.     Recent Sales of Unregistered Securities.

On March 31, 2021, in connection with the Company’s incorporation, the Company sold one share of common stock to Andreas Bodmeier in exchange for $100,000 in seed capital. In conducting this private placement, the Company relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

In addition, from April 15, 2021 to September 30, 2021, the Company issued an aggregate of 1,151 shares of the Company’s common stock (7,397,477 shares on a post-split basis) in exchange for interests in senior secured loans held by Chicago Atlantic Fund, LLC and Chicago Atlantic Fund QP, LLC, 100% of a wholly-owned financing subsidiary from affiliates of the Company’s Manager and cash to fund REIT-eligible loans with a combined amortized cost of approximately $115.1 million. In conducting these transactions, the Company relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 34.     Indemnification of Directors and Officers.

Maryland law permits the Company to include a provision in its charter (the “Charter”) limiting the liability of its directors and officers to the Company and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and that is material to the cause of action. The Charter contains a provision that eliminates the Company’s directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The MGCL requires the Company (unless the Charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits the Company to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•        the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•        the director or officer actually received an improper personal benefit in money, property or services; or

•        in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, the Company may not indemnify a director or officer in a suit by the Company or in its right in which the director or officer was adjudged liable to the Company or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the Company or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits the Company to advance reasonable expenses to a director or officer upon its receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

The Charter obligates the Company to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•        any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•        any individual who, while a director or officer of our Company and at our request, serves or has served as a director, officer, partner, trustee, member, manager, employee or agent of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

The Charter also permits the Company to indemnify and advance expenses to any individual who served any of its predecessors in any of the capacities described above and any employee or agent of the Company or any of its predecessors.

The Company has entered into indemnification agreements with each of its directors and officers whereby it agrees to indemnify such directors and officers to the maximum extent permitted by Maryland law against all expenses and liabilities, subject to certain standards to be met and certain other limitations and conditions as set forth in such indemnification agreements. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, the Company has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

We do not currently carry directors’ and officers’ insurance.

Item 35.     Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36.     Consolidated Financial Statements and Exhibits.

(a)     Consolidated Financial Statements.    See page F-1 for an index of the consolidated financial statements included in the registration statement.

Exhibit No.	Document
1.1*	Form of Underwriting Agreement.
3.1†	Articles of Incorporation of Chicago Atlantic Real Estate Finance, Inc.
3.2†	Articles of Amendment of Chicago Atlantic Real Estate Finance, Inc.
3.3†	Form of Articles of Amendment and Restatement of Chicago Atlantic Real Estate Finance, Inc.
3.4†	Amended and Restated Bylaws of Chicago Atlantic Real Estate Finance, Inc.
4.1†	Form of Common Stock Certificate of the Registrant.
5.1*	Form of Opinion of Venable LLP
8.1†	Form of Opinion of Eversheds Sutherland (US) LLP with respect to tax matters.
10.1†	Management Agreement, dated May 1, 2021, by and between Chicago Atlantic Real Estate Finance, Inc. and Chicago Atlantic REIT Manager, LLC.
10.2†	Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.3*	Form of Registration Rights Agreement, by and among Chicago Atlantic Real Estate Finance, Inc. and the holders thereto.
10.4*§	Chicago Atlantic Real Estate Finance, Inc. 2021 Omnibus Incentive Plan
10.5†	Amendment to the Management Agreement.
21.1†	List of Subsidiaries of the Registrant.
23.1†	Consent of BDO USA LLP, independent registered public accounting firm.
23.2*	Consent of Venable LLP (included in Exhibit 5.1).
23.4†	Consent of Eversheds Sutherland (US) LLP (included in Exhibit 8.1).
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement).

____________

§        Management contract or compensatory plan or arrangement

†        Filed herewith

*        To be filed by amendment.

Item 37.     Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 26, 2021.

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.
By:	/s/ Anthony Cappell
	Name:	Anthony Cappell
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Andreas Bodmeier and Lindsay Menze, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Anthony Cappell	Chief Executive Officer and Director (Principal Executive Officer)	October 26, 2021
Anthony Cappell
/s/ Lindsay Menze	Chief Financial Officer (Principal Financial and Accounting Officer)	October 26, 2021
Lindsay Menze
/s/ John Mazarakis	Director	October 26, 2021
John Mazarakis
/s/ Dr. Andreas Bodmeier	Director	October 26, 2021
Dr. Andreas Bodmeier
/s/ Peter Sack	Director	October 26, 2021
Peter Sack
/s/ Dr. Jason Papastavrou	Independent Director	October 26, 2021
Dr. Jason Papastavrou
/s/ Frederick C. Herbst	Independent Director	October 26, 2021
Frederick C. Herbst
/s/ Brandon Konigsberg	Independent Director	October 26, 2021
Brandon Konigsberg
/s/ Donald E. Gulbrandsen	Independent Director	October 26, 2021
Donald E. Gulbrandsen
/s/ Michael L. Steiner	Independent Director	October 26, 2021
Michael L. Steiner